Form 10-K, Exhibit 13
period 1996-12-31
DENBURY RESOURCES INC
filed 1997-03-20
CIK 945764

EXHIBIT 13



PAGE 3 AND PAGES 8 THROUGH 47, INCLUSIVE, OF THE COMPANY'S ANNUAL REPORT TO SHAREHOLDERS FOR THE YEAR ENDED DECEMBER 31, 1996, BUT EXCLUDING PHOTOGRAPHS AND ILLUSTRATIONS SET FORTH ON THESE PAGES, NONE OF WHICH SUPPLEMENTS THE TEXT AND WHICH ARE NOT OTHERWISE REQUIRED TO BE DISCLOSED IN THIS ANNUAL REPORT ON FORM 10-K.

FINANCIAL HIGHLIGHTS


                                                             YEAR ENDED DECEMBER 31,                      AVERAGE
                                                                                                          ANNUAL
                                                                                                        GROWTH (2)
                                             --------------------------------------------------------   -----------
AMOUNTS IN THOUSANDS OF U.S. DOLLARS UNLESS NOTE   1996        1995         1994        1993      1992
-------------------------------------------------------------------------------------------------------------------

PRODUCTION (DAILY)
     Oil (Bbls)                                   4,099       1,995        1,340        858       221          108%
     Gas (Mcf)                                   24,406      13,271        9,113      2,013     1,288          109%
     BOE (6:1)                                    8,167       4,207        2,858      1,193       436          108%
REVENUE (NET OF ROYALTIES)
     Oil sales                                   28,475      10,852        6,767      4,356     1,244          119%
     Gas sales                                   24,405       9,180        5,925      1,512       668          146%
     Total                                       52,880      20,032       12,692      5,868     1,912          129%
UNIT SALES PRICE
     Oil (per Bbl)                                18.98       14.90        13.84      13.91     15.36            5%
     Gas (per Mcf)                                 2.73        1.90         1.78       2.06      1.42           18%
CASH FLOW FROM OPERATIONS (1)                    34,140       9,394        6,185      3,030       354          213%
NET INCOME                                        8,744         714        1,163      1,735     (335)          126%
AVERAGE COMMON SHARES OUTSTANDING                13,104       6,870        6,240      4,990     2,949           45%
PER SHARE:
PER SHARE:
     Cash flow from operations: (1)
        Primary                                    2.51        1.37         0.99       0.61      0.12          114%
        Fully diluted                              2.07        1.37         0.99       0.61      0.12          106%
     Net income:
        Primary                                    0.67        0.10         0.19       0.35    (0.11)           83%
        Fully diluted                              0.62        0.10         0.19       0.35    (0.11)           82%
OIL AND GAS CAPITAL INVESTMENTS                  86,857      28,524       16,903     29,855     6,189           94%
TOTAL ASSETS                                    166,505      77,641       48,964     35,978     8,225          112%
LONG-TERM LIABILITIES                             7,481       5,077       17,768      6,633       205          146%
SHAREHOLDERS' EQUITY AND
      PREFERRED STOCK                           142,504      68,501       25,962     24,431     7,548          108%
PROVEN RESERVES
     Oil (MBbls)                                 15,052       6,292        4,230      3,583     1,243           87%
     Gas (MMcf)                                  74,102      48,116       42,046     13,029     2,895          125%
     BOE (6:1)                                   27,403      14,312       11,237      5,755     1,725          100%
     Discounted future cash flow - 10%          316,098      96,965       52,691     28,638     8,512          147%
PER BOE DATA (6:1)
     Revenue                                      17.69       13.05        12.17      13.47     11.99           10%
     Production expenses                         (4.51)      (4.42)       (4.13)     (4.75)    (3.97)            3%
-------------------------------------------------------------------------------------------------------------------
     Production netback                           13.18        8.63         8.04       8.72      8.02           13%
     General and administrative expenses         (1.50)      (1.25)       (1.12)     (1.80)    (5.99)         (29)%
     Interest expenses                           (0.26)      (1.26)       (0.99)       0.04      0.19            8%
-------------------------------------------------------------------------------------------------------------------
CASH FLOW (1)                                     11.42        6.12         5.93       6.96      2.22           51%
-------------------------------------------------------------------------------------------------------------------

(1) Exclusive of the net change in non-cash working capital balances.
(2) Computed using 1992 as a base year.

     ----------------------------------------------------------------------

                                Reporting Format

During 1995, the Company began reporting its financial results in a format more consistent with U.S. presentations. Unless otherwise noted, the disclosures in this report have (i) dollar amounts presented in U.S. dollars, (ii) production volumes expressed on a net revenue interest basis, (iii) gas volumes are converted to equivalent barrels at 6:1.

Selected Operating Data

OIL AND GAS RESERVES

The reserves at December 31, 1996 and 1995 were estimated by Netherland, Sewell & Associates, Inc., an independent Dallas-based engineering firm. The reserves were prepared using constant prices and costs in accordance with the guidelines of the Securities and Exchange Commission ("SEC"), based on the prices received on a field-by-field basis as of December 31 of each year. The reserves do not include any value for probable or possible reserves which may exist, nor do they include any value for undeveloped acreage. The reserve estimates represent the net revenue interest (after royalties) of the Company. The 1994 reserves were prepared by the Scotia Group.

                                                                           AS OF DECEMBER 31,
                                                               -------------------------------------------
                                                                   1996            1995           1994
                                                               -------------   ------------   ------------
ESTIMATED PROVED RESERVES:
    Oil (MBbls)................................................       15,052          6,292          4,230
    Natural Gas (MMcf).........................................       74,102         48,116         42,047
    Oil Equivalent (MBOE)......................................       27,403         14,311         11,238

PERCENTAGE OF MBOE:
    Proved producing...........................................          45%            38%            44%
    Proved non-producing.......................................          39%            40%            42%
    Proved undeveloped.........................................          16%            22%            14%

REPRESENTATIVE OIL AND GAS PRICES: (1)
    West Texas Intermediate                                    $       23.39    $     18.00   $      15.48
    NYMEX Henry Hub                                                     3.90           2.24           1.66

PRESENT VALUES:
    Discounted estimated future net cash flow before
        income taxes (PV10 Value) (thousands) (2)..............$     316,098 (3)$    96,965   $     52,691
    Standardized measure of discounted estimated future net
     cash flow after net income taxes (thousands)..............$     241,872    $    81,164   $     46,928
                                ---------------

(1) The oil prices as of each respective year-end were based on West Texas Intermediate "WTI"prices per barrel and NYMEX Henry Hub prices per MMBtu ,with these representative prices adjusted by field to arrive at the appropriate corporate net price.
(2) Determined based on year-end unescalated prices and costs in accordance with the guidelines of the SEC, discounted at 10% per annum.
(3) Since December 31, 1996, the oil and natural gas prices have significantly declined which reduce not only the PV10 value, but may also reduce the reserve quantities. For comparative purposes, the Company prepared a December 31, 1996 reserve report using a WTI price of $21.00 per Bbl and a NYMEX price of $2.40 per MMBtu, with these prices also adjusted by field. The PV10 value in this report was $213.7 million with 27.0 MMBOE of proved reserves.

     CAPITAL EXPENDITURES

Denbury's commitment to future growth is best demonstrated by its reinvestment levels. The major components of the Company's capital expenditure programs over the last three years are as follows:


(Amounts in Thousands)                                                 Year Ended December 31,
                                                            ----------------------------------------------
                                                                1996             1995             1994
                                                            -------------   -------------    -------------
Property acquisition....................................    $      48,856   $      17,198    $       6,736
Exploration.............................................            4,592           1,687            1,796
Development.............................................           33,409           9,639            8,371
                                                            -------------   -------------    -------------
     TOTAL CAPITAL EXPENDITURES                             $      86,857   $      28,524    $      16,903
                                                            =============   =============    =============

                                  FINDING COST

Finding costs are one of the primary critical factors in determining a company's profitability. During 1996, the Company spent almost 56% of its capital expenditures on acquisitions. This helps provide the base for future growth but often carries a higher unit cost per barrel until after the Company has had an opportunity to better evaluate the properties and determine their ultimate potential. In addition, one must also look at the type of reserves acquired as the cost per BOE will vary depending on the netbacks, timing of cash flow, etc. In the finding cost calculation, all oil and gas expenditures incurred, including capital expenditures which will benefit future years such as seismic surveys, prospect costs and undeveloped properties, have been included in the calculations. The forecasted future development costs, as outlined in the independent engineer's reserve forecast, have not been included in the calculation. The reserves are obtained from the unescalated SEC price case using the Company's net revenue interest, plus applicable historical production. BOE equivalents are calculated using six Mcf per one barrel of oil.

                                                                              THREE YEAR       INCEPTION
                                                                               AVERAGE             TO
                                                                 1996         1994-1996           DATE
----------------------------------------------------------------------------------------------------------
Total capitalized costs (millions)                           $   86.9    $      132.4    $     166.1
Proved reserve additions and production (MMBOE)                  16.1            27.2           33.5
----------------------------------------------------------------------------------------------------------

AVERAGE FINDING COST PER BOE (6:1)                           $   5.40    $       4.87    $      4.96
----------------------------------------------------------------------------------------------------------

FIELD SUMMARIES

                                                                              1996
                        PROVED RESERVES AS OF DECEMBER 31, 1996      AVERAGE PRODUCTION (1)
                      --------------------------------------------   -----------------------                  AVERAGE
                                 NATURAL                                           NATURAL     GROSS            NET
                        OIL        GAS       PV10 VALUE   PV10 VALUE      OIL       GAS     PRODUCTIVE        REVENUE
                      (MBBLS)     (MMCF)     (000'S)      % OF TOTAL   (BBLS/D)    (MCF/D)   WELLS (2)      INTEREST(2)
                 ------------------------------------------------------------------------------------------  ----------

LOUISIANA
   Lirette..........       255      26,854  $   70,285          22.2%      164       9,188          16           61.0%
   Gibson...........       285       7,591      23,449           7.4%      180       4,080           2           53.8%
   Lake Chicot......       253       6,761      21,272           6.7%       20           5           6           37.6%
   South Chauvin....       244       8,711      20,798           6.6%       10         381           4           72.9%
   Bayou Rambio.....        45       6,022      15,559           4.9%       20       1,548           1           72.1%
   Lapeyrouse.......       128       2,593       8,657           2.7%        3          68           3           61.8%
   Other Louisiana..     1,435      10,807      41,888          13.4%      615       6,202          78           42.5%
                      --------  ----------  ----------     ----------   ---------   ---------  ----------   ----------
     Total Louisiana     2,645      69,339     201,908          63.9%    1,012      21,472         110           46.6%
                      --------  ----------  ----------     ----------   ---------   ---------  ----------   ----------

MISSISSIPPI
   Eucutta..........     4,131           -      33,472          10.6%      776           -          34           74.7%
   Davis............     2,670           -      23,979           7.6%      764           -          24           72.3%
   Quitman..........     2,289           -      19,498           6.2%      224           -          15           77.6%
   Dexter...........         -       3,503       7,438           2.4%        1       2,027           7           51.7%
   West Yellow Creek     1,054           -       7,381           2.3%      268           -           7           78.2%
   S. Thompson Creek       379           -       4,493           1.4%      257           -           4           80.2%
   Other Mississippi     1,754         696      14,357           4.5%      721         376          79           40.8%
                      --------  ----------  ----------     ----------   ---------   ---------  ----------   ----------
     Total Mississippi  12,277       4,199     110,618          35.0%    3,011       2,403         170           58.2%
                      --------  ----------  ----------     ----------   ---------   ---------  ----------   ----------

OTHER...............       130         564       3,572           1.1%       76         531          16           36.7%
                      --------  ----------  ----------     ----------   ---------   ---------  ----------   ----------

COMPANY TOTAL           15,052      74,102  $  316,098         100.0%    4,099      24,406         296           52.7%
                      ========  ==========  ==========     ==========   =========   =========  ==========   ==========

(1) Average production during the period from January 1, 1996 through December 31, 1996. Certain properties, including those purchased in the Hess and Ottawa Acquisitions, were acquired during 1996. This table only includes production during the periods when such properties were owned by the Company.
(2) Includes only productive wells in which the Company had a working interest as of December 31, 1996.

                 ACQUISITIONS OF OIL AND NATURAL GAS PROPERTIES

The Company regularly seeks to acquire properties that complement its operations, that provide exploitation, exploration and development opportunities and that have cost reduction potential. The Company has purchased the majority of its current producing wells and has increased production by a variety of techniques, including development drilling, increasing fluid withdrawal and reworking existing wells. These acquisitions have also balanced the Company's reserve mix between oil and natural gas, increased the scale of its operations in the onshore Gulf Coast area and provided the Company with a significant base of operations within its area of geographic focus. Since 1993, aggregate expenditures to acquire producing properties were approximately $91.9 million. During 1996, the Company spent approximately $45 million on its two largest acquisitions. These two acquisitions are discussed below.

                                Hess Acquisition

The largest acquisition by the Company to date, which occurred during the first half of 1996, was the acquisition of producing oil and natural gas properties in Mississippi, Louisiana, and Alabama for approximately $37.2 million from Amerada Hess (the "Hess Acquisition"). The average daily production from the properties included in the Hess Acquisition during May and June 1996, the first two months of ownership, was approximately 2,945 BOE/d. By December 1996, the Company had increased the production on these properties to approximately 3,400 BOE/d. In the Company's December 31, 1996 independent reserve report (the "December Report"), the properties in this acquisition had estimated net proved reserves of approximately 9.5 MMBOE with a discounted present value using a 10% discount rate ("PV10 Value") of $96.1 million. This compares to approximately 5.9 MMBOE and a $43.1 million PV10 Value as of July 1, 1996 in the Company's mid-year independent reserve report (the "July Report").

Prices were calculated in the December Report based on a West Texas Intermediate ("WTI") price of $23.39 per Bbl and a NYMEX Henry Hub price of $3.90 per MMBTU, with these representative prices adjusted by field to arrive at the appropriate corporate net price, as compared to oil and gas prices of $20.00 and $2.65 respectively in the July Report. For comparative purposes the Company also prepared a December 31, 1996 report using a WTI price of $21.00 per Bbl and NYMEX price of $2.40 per MMBTU, with these prices also adjusted by field (the "Modified Report"). The PV10 Value in the Modified Report was $72.0 million for the properties acquired in the Hess Acquisition.

Three fields, out of a total of 60 fields, comprise over 75% of the total Hess Acquisition PV10 Value as of December 31, 1996. The two largest fields in Mississippi, Eucutta and Quitman Fields, make up approximately 55% of the total PV10 Value. Both fields are in the same vicinity as the Company's existing
Mississippi core properties, with the Eucutta Field located in Wayne County, Mississippi between the Company's Sandersville and West Yellow Creek existing production. The Quitman Field is located in Clarke County, Mississippi, adjacent to the Company's Davis and Frances Creek existing production. The largest field in Louisiana is the Lake Chicot Field, which comprises approximately 22% of the total PV10 Value. Lake Chicot is in St. Martin Parish, just Northwest of
Terrebonne Parish where the majority of the Company's existing Louisiana production is located.

                       Ottawa and other 1996 Acquisitions

In addition to the Hess Acquisition, the Company completed other acquisitions during 1996 totaling $11.2 million. The largest of these was an acquisition of additional working interests in five Mississippi oil and natural gas properties in which the Company already owned an interest, plus certain overriding royalty interests in other areas, which were acquired during April 1996 for approximately $7.5 million (the "Ottawa Acquisition"). The average daily production from the Ottawa Acquisition during April, May and June 1996, the first three months of ownership, was approximately 600 BOE/d. By December, 1996, the Company had increased the net production on these properties to approximately 650 BOE/d.

In addition to the Ottawa Acquisition, the Company spent an additional $3.7 million on nine other acquisitions, primarily in Louisiana. The properties in these nine acquisitions were producing approximately 360 BOE/d as of December 1996. The Company's estimated net proved reserves in the December Report for all of these other acquisitions, including the Ottawa Acquisition, totaled approximately 4.0 MMBOE, with a PV10 Value of $47.4 million. This compares to approximately 3.3 MMBOE and a $24.1 million PV10 Value in the July Report. The PV10 Value in the Modified Report was $29.4 million for these same properties.

Denbury operates in two core areas, Louisiana and Mississippi. The Company operates 62 wells in Louisiana from an office in Houma and 119 wells in Mississippi from an office in Laurel. Twelve of the Company's largest oil and natural gas fields as outlined on page 9 constitute approximately 80% of its total reserves on both a BOE and PV10 Value basis Within these 12 fields, Denbury owns an average 84% working interest and operates 82% of the wells, which comprise 65% of the Company's PV10 Value. This concentration of value in a relatively small number of fields allows the Company to benefit substantially from any operating cost reductions or production enhancements and allows the Company to effectively manage the properties from its two field offices.

These two core areas are similar in that the major trapping mechanisms for oil and natural gas accumulations are structural features usually related to deep-seated salt or shale movement. Both areas typically feature mostly multiple sandstone reservoirs with strong water-drive characteristics. However, the two areas differ significantly in drilling costs, risks and the size of potential reserves. In Mississippi, the producing zones are generally shallower than in Louisiana and therefore drilling and workover costs are lower. However, the geological complexity of southern Louisiana, which is more expensive to exploit, creates the potential for larger discoveries, particularly of natural gas. The Company's production in Louisiana is predominately natural gas, while Mississippi is predominately oil.




(One illustration, not incorporated by reference - see prefacing comment on Exhibit 13 Cover Page.)

(One illustration, not incorporated by reference - see prefacing comment on Exhibit 13 Cover Page.)

                        Operations in Southern Louisiana

The Company's southern Louisiana producing fields are typically large structural features containing multiple sandstone reservoirs. Current production depths range from 7,000 feet to 16,000 feet with potential throughout the areas for even deeper production. The region produces predominantly natural gas, with most reservoirs producing with a water-drive mechanism.

The  majority  of the  Company's  southern  Louisiana  fields  lie in the  Houma embayment area of Terrebonne and LaFourche Parishes. The area is characterized by complex geological structures which have produced prolific reserves, typical of the lower Gulf Coast geosyncline. Given the swampy conditions of southern Louisiana, 3-D seismic has only recently become feasible for this area as improvements in field recording techniques have made the process more economical. 3-D seismic has become a valuable tool in exploration and development throughout the onshore Gulf Coast and has been pivotal in discovering significant reserves. The Company believes that the first generation of 3-D data acquired in these swampy areas has the potential to identify significant exploration prospects, particularly in the deeper geopressured sections below 12,000 feet.

                                    Lirette

The Lirette structure is a large salt-cored anticline located about 10 miles south of Houma, Louisiana, which has produced over one Tcf of natural gas from multiple reservoirs. The field is located in six to ten feet of inland water and produces from depths of 8,000 feet to 16,000 feet. The field was discovered in 1937, but in 1993, when the Company first acquired a 23% working interest in the field, gross production had declined to less than 3 MMcf/d. By January 1995, following a series of workovers of existing wells, gross production had grown to approximately 13.2 MMcf/d and 360 Bbls/d (6.5 MMcf/d and 150 Bbls/d net). Additional interests were acquired in early 1995 to increase the Company's ownership to its current average 78% working interest.

As a result of two workovers and two wells drilled during 1996, net production had increased during December 1996 to 11.0 MMcf/d and 167 Bbls/d from 13 wells. During the latter half of 1996, the Lirette Field was covered by a 3-D survey which is currently being processed and evaluated. It is anticipated that drilling projects created out of this seismic work will probably be drilled in late 1997 or 1998.

                                Gibson/Humphreys

In late 1994, Denbury acquired minor working interests in five wells in the Gibson and Humphreys Fields located in Terrebonne Parish, 20 miles northwest of the Lirette Field, in the northern part of the Houma embayment. The Gibson Field, discovered in 1937, has produced over 813 Bcf and 14 MMBbls while the Humphreys Field, discovered in 1956, has produced 527 Bcf and 6 MMBbls. During 1995, the Company acquired and processed 38 square miles of 3-D seismic data covering these fields and in November 1995 acquired a majority working interest in these fields. By December 1995, Denbury's acreage position had grown to 3,165 net acres with interests in six active wells and eight inactive wells. During December 1996, net production in these two fields averaged approximately 5.1 MMcf/d and 90 Bbls/d. Two additional wells are currently planned in this area during 1997.

                                 South Chauvin

In February 1996, Denbury purchased interests in two producing wells and four non-producing wells in South Chauvin Field located in the Houma embayment area, about four miles south of Houma and six miles northwest of Lirette Field. Of the three currently producing wells at Chauvin, Denbury owns an average 95% working interest. During December 1996,

(One illustration, not incorporated by reference - see prefacing comment on Exhibit 13 Cover Page.)












these three wells produced at an average net rate of 1.0 MMcf/d. In late 1996, the Company acquired 13.7 square miles of 3-D seismic data covering the field and is currently evaluating the data. Assuming the seismic interpretation is favorable, the Company plans to drill two wells in 1997.

                                  Bayou Rambio

Production at the Bayou Rambio Field was established in 1955 and has exceeded 150 Bcf and 920 MBbls to date. Denbury operates one producing well in the field, the Kelly #2 which is located in Terrebonne Parish about 15 miles west of Lirette Field. During December 1996, the Kelly #2 produced at an average net rate of approximately 0.7 MMcf/d and 9 Bbls/d. The Company is currently evaluating 15 square miles of 3-D seismic data covering this area. Based upon this evaluation, two development locations are tentatively scheduled to be drilled during 1997. This field has historically produced from 25 different pay zones.

                                   Lapeyrouse

The Lapeyrouse Field is a large structural feature which has produced over 2 Tcf and 10 MMBbls since its discovery in 1941. Denbury currently operates one producing well and one shut-in well and has a small interest in one other producing well in the Lapeyrouse field. Net production from this area was relatively minor during December 1996, averaging 0.1 MMcf/d and 2 Bbls/d. However, this area is part of the Lirette 3-D joint venture and also will be covered by the 147 square mile 3-D survey conducted in late 1996. The Company believes considerable potential exists in the section below 15,000 feet which has produced 8 Bcf from one well in the field. The Company is planning two workovers and two additional wells in 1997, pending the evaluation of the 3-D seismic data.

                              Bayou Des Allemands

The Company has a 50% working interest in 17 operated producing wells in the Bayou Des

(One illustration, not incorporated by reference - see prefacing comment on Exhibit 13 Cover Page.)




Allemands Field, located in the LaFourche and St. Charles Parishes. This field was acquired as part of the Hess Acquisition. During December 1996, net production from this field averaged 0.1 MMcf/d and 207 Bbls/d. Production in this field is from discrete sand intervals located from 3,700 feet to 11,500 feet in depth. Over 30 behind pipe sands have been identified for future completion as the present zones deplete. Additional potential may exist in updip locations in producing fault blocks, in untested fault blocks and in deeper horizons. A 3-D seismic survey is planned during 1997 to help identify any upside potential.


(One illustration, not incorporated by reference - see prefacing comment on Exhibit 13 Cover Page.)


Lake Chicot

The Company also acquired Lake Chicot Field in St. Martin Parish, Louisiana as part of the Hess Acquisition and has a 50% working interest in 12 wells. Only three wells are currently producing, although the Company is in the process of returning another nine wells to production. The Company plans to drill four wells in this area in 1997 based upon the interpretation of an existing 3-D seismic grid over the field.

                                Other Louisiana

During 1996, Denbury drilled a horizontal well in the Breton Sound Blocks 12 and 13 located in Louisiana State water approximately 70 miles southeast of New Orleans. During December, 1996 net production from this well averaged 0.3 MMcf/d and 145 Bbls/d.

 In addition the company operates wells at Bully Camp, Delarge, N. Bougere, Atchafalaya Bay, Garden City, Grand Lake and Live Oak Fields.

                      Southern Louisiana 3-D Acquisitions

During 1995, the Company acquired approximately 46 square miles of 3-D seismic data over five of its existing fields in southern Louisiana consisting of Bayou Rambio, DeLarge, North Deep Lake, Gibson and Humphreys. During 1996, the Company entered into a joint venture agreement with two industry partners to acquire approximately 147 square miles of 3-D seismic data in the Terrebonne Parish area, which includes three of the Company's existing fields, Lirette, Lapeyrouse and North Lapeyrouse. The Company's existing productive zones are excluded from the joint venture. Denbury will own a one-third interest in any new prospects discovered through this joint venture, which currently owns rights to over 35,000 acres within the survey area. The Company will be responsible for one-third of the cost of both the 3-D seismic survey and any wells drilled. The Company anticipates that the 3-D seismic survey should be completed and the data analyzed by the fall of 1997.

(One illustration, not incorporated by reference - see prefacing comment on Exhibit 13 Cover Page.)

Operations in Mississippi

In Mississippi, most of the Company's production is oil, produced largely from depths of less than 10,000 feet. Fields in this region are characterized by relatively small geographic areas which generate prolific production from multiple pay sands. The Company's Mississippi production is usually associated with large amounts of saltwater, which must be disposed of in saltwater disposal wells, and almost all wells require pumping. These factors increase the operating costs on a per barrel basis as compared to Louisiana. The Company places considerable emphasis on reducing these costs in order to maximize the cash flow from this area.

                                    Eucutta

The Eucutta Field is located about 18 miles east of Laurel, Mississippi. Since its discovery in 1943, this field has produced 63 MMBbls and 4.7 Bcf. Denbury acquired the majority of its interests in this field as part of the recent Hess Acquisition and currently operates 31 producing oil wells and 16 saltwater injection wells.

(One illustration, not incorporated by reference - see prefacing comment on Exhibit 13 Cover Page.)

The field is divided into a shallow Eutaw sand unit in which the Company has a 76% working interest and the deeper Tuscaloosa sand zones in which the Company has a 100% working interest. The Eucutta Field traps oil in multiple sandstones in a highly faulted anticline. At present, seven different sands are productive at depths between 5,000 feet and 11,000 feet. Most of the wells produce oil with large amounts of saltwater, which require pumping. During December 1996, net production from this field averaged 1,328 Bbls/d.

The Company plans a capital expenditure program at Eucutta Field which will include upgrading production facilities, drilling wells and a 3-D seismic evaluation. The Company believes that through a combination of these investments, production can be increased and operating costs reduced. Eight wells are planned to be drilled in 1997. Consideration is being given to acquiring a 3-D seismic survey over the field and, if pursued, most likely would occur in 1997.

                              Davis/Frances Creek

The Davis Field and nearby Frances Creek Field are located 42 miles northeast of Laurel in the northern part of the Mississippi salt basin. Denbury operates 19 producing wells within the area and owns minor non-operated interests in eight other wells. The net average production from these wells during December 1996 was approximately 1,254 Bbls/d. Davis is a compact anticline that has produced over 21 MMBbls since its discovery by Conoco in 1969. Over 30 sands have produced oil between the intervals of 5,000 feet and 8,000 feet.

Both the Davis and Frances Creek Fields are relatively mature fields and produce large amounts of saltwater. During December 1996, these fields produced an average of approximately 50,000 barrels of saltwater per day, all of which were re-injected into the ground. The Company places considerable emphasis on controlling operating costs in these fields

Operations in Mississippi

to minimize the cost of saltwater disposal and pumping equipment.

Bar graph showing the Ultimate Proved Reserves at Davis Field in thousands of BOE from the time of acquisition by the Company.

                               1993         1994         1995         1996
                             ---------   ----------   ----------   ----------
Remaining Reserves               2,605        2,906        3,473        3,387
Cumulative Production                -          358          747        1,100
                             ---------   ----------   ----------   ----------
                     Total       2,605        3,264        4,220        4,487
                             =========   ==========   ==========   ==========


Since acquiring the majority of the field in 1993, Denbury has undertaken an active redevelopment program including numerous workovers and two development wells. As a result of this work and continued reductions in operating costs, the Company has been able to steadily increase the proven reserves every year. During 1996, the Company drilled two successful horizontal wells to improve withdrawal efficiency with an additional well planned for 1997.

                                    Quitman

The Quitman Field is located in Clarke County, Mississippi, 31 miles northeast of Laurel and near the Davis and Frances Creek Fields. The Company acquired the field as part of the Hess Acquisition and now operates seven producing wells and 13 shut-in wells. The Company owns an average working interest of 82%. In December 1996, net production from these wells averaged 641 Bbls/d.

The Quitman Field was discovered in 1966 and has produced approximately 21 MMBbls from 18 separate reservoirs between 7,500 feet and 12,000 feet. The principal producing zones at Quitman are the Smackover formation and several sands in the Cotton Valley formation.

Denbury has identified 24 prospective zones behind pipe in existing shut-in wells. Testing of these zones will begin during the second half of 1996. The Company also plans to upgrade production and saltwater disposal facilities in an attempt to lower operating costs.

In 1997, the Company plans to evaluate the Quitman Field and the immediate vicinity, including Davis and Frances Creek Fields, with a 3-D seismic survey. The Company believes that this survey will aid in the accurate evaluation of the existing reservoir and could lead to the discovery of new producing horizons.


(One illustration, not incorporated by reference - see prefacing comment on Exhibit 13 Cover Page.)


                              South Thompson Creek

The South Thompson Creek Field is located in Wayne County, Mississippi, about 23 miles southeast of Laurel. Denbury operates three wells in the field with a 100% working interest. The South Thompson Creek Field is an anticline which has produced a total of 3.9 MMBbls since its discovery in 1960 from sandstone reservoirs in the Hosston, Rodessa and Tuscaloosa formations.

Denbury first acquired an interest in the field in 1993 and increased its ownership in 1995 by acquiring the apex of the field. Subsequently, in 1995, the Company drilled

Operations in Mississippi

its first horizontal well and in April 1996, Denbury acquired the remaining interest in the field as part of the Ottawa Acquisition. A second horizontal well was drilled in May 1996. During December 1996, the field produced an average of 290 Bbls/d and 2,000 barrels of saltwater per day.

In 1997, the Company may drill a third horizontal well in the field pending continued evaluation of the first two horizontal wells. In addition, there are two shut-in wells which have recompletion potential.

                               West Yellow Creek

The West Yellow Creek Field is located 28 miles west of Laurel in Wayne County, Mississippi. Denbury operates seven producing oil wells and two saltwater disposal wells, with an average working interest of 97%. During December 1996, net production from the field averaged 264 Bbls/d.

The Company's production is located in the central part of West Yellow Creek Field which has produced over 34 MMBbls since 1947, with most of the production being from the Eutaw formation at 5,000 feet. Production also occurs from multiple sands in the Tuscaloosa and Washita-Fredericksburg formations. This Tuscaloosa and Washita-Fredericksburg production, discovered in 1966, was essentially abandoned prior to 1993, when the Company acquired its first interests in the field. The Company began a drilling program in 1993 which continued through 1994. By a combination of successful drilling and additional production acquisitions, the Company was able to increase its net production from 40 Bbls/d in 1993 to 250 Bbls/d in 1995. In 1996, the Company acquired an additional 50% working interest in the operated wells through the Ottawa Acquisition.

                                  Sandersville

The Sandersville Field is located about 12 miles northeast of Laurel, Mississippi. The field produces heavy oil from shallow sands of the Eutaw and Christmas formations along with large amounts of saltwater. The Sandersville Field was first purchased in late 1994 when Denbury acquired a 97% working interest in 15 active and inactive wells. During 1996, the Company completed a rework of six producing wells and two saltwater disposal wells, and net production in December 1996 averaged 229 Bbls/d. Sandersville Field is a four-mile-long structure with oil trapped in multiple sands at around 5,000 feet. Historically, the recovery of oil has been low and may be enhanced by horizontal drilling. The Company plans to drill these horizontal wells at Sandersville during 1997.

                                  Richton Dome

In late 1996, Denbury entered into an agreement with another Company to drill a horizontal well into an oil reservoir at Richton Dome, located in Perry County, Mississippi. Denbury will have 50% working interest in the project, which will test a heavy oil section in the Eutaw at 6,000 feet. Depending upon the success of the first well, several additional drill sites could be feasible.

                               Other Mississippi

The Company currently owns interests in eight outside operated wells at Dexter Field, with an average 56% working interest. These interests were acquired in several transactions between 1992 and 1996. During December 1996, average net production from these wells was 2.2 MMcf/d. The Company plans to drill a development well in this field in 1997.

Denbury operates seven wells in the Puckett Field with an average working interest of 94%. In December 1996, average net production from these wells was 97 Bbls/d. Current plans are to produce the current zones and then recomplete these wells into uphole horizons. There are presently 13 zones identified behind pipe for future development.

In addition, Denbury operates wells in North Clara, Diamond, Lake Utopia, Bolton and Edwards Fields.

Selected Abbreviations and
Financial Table of Contents


               Selected Abbreviations

Bbls        ~  Barrels of oil
Bbl/d       ~  Barrels of oil produced per day
Bcf         ~  Billion cubic feet of natural gas
BOE         ~  Barrel of oil equivalent using the ratio
               of one barrel of crude oil to 6 Mcf of
               natural gas
BOE/d       ~  Barrel of oil equivalent produced per
               day
Btu         ~  British thermal unit
MBbls       ~  Thousand barrels of oil
MBOE        ~  Thousand BOE
MBOE/d      ~  Thousand barrels of oil equivalent
               produced per day
MBtu        ~  Thousand Btu
Mcf         ~  Thousand cubic feet of natural gas
Mcf/d       ~  One thousand cubic feet of natural gas
               produced per day
MMBbls      ~  Million barrels of oil
MMBOE       ~  Million BOE
MMBtu       ~  Million Btu
MMcf        ~  Million cubic feet of natural gas
MMcf/d      ~  Million cubic feet of natural gas
               produced per day
Tcf         ~  Trillion cubic feet of natural gas



             Financial Table of Contents
Management's Discussion & Analysis              21
Independent Auditors' Report                    28
Financial Statements                            29
Shareholder Information                         48

Management's Discussion and Analysis of Financial Condition and Results of Operations

Denbury is an independent energy company engaged in acquisition, development and exploration activities in the U.S. Gulf Coast region. Since 1993, after having disposed of its Canadian oil and natural gas properties, the Company has focused its operations primarily onshore in Louisiana and Mississippi. Over the last three years, the Company has achieved rapid growth in proved reserves, production and cash flow by concentrating on the acquisition of properties which it believes have significant upside potential and through the efficient development, enhancement and operation of those properties.

Bar graph showing the Company's expenditures on acquisitions (in millions):


                               1994         1995          1996
                            ----------   ----------    ----------
New acquisitions            $      0.3   $     14.2    $     41.4
Incremental acquisitions           6.3          2.6           7.0
                            ----------   ----------    ----------
                    Total   $      6.6   $     16.8    $     48.4
                            ==========   ==========    ==========

                         Acquisition of Hess Properties

The Company completed several property acquisitions during 1996, the largest of which was the acquisition of producing oil and natural gas properties in Mississippi, Louisiana, and Alabama, plus certain overriding royalty interests in Ohio, for approximately $37.2 million from Amerada Hess, effective May 1, 1996 (the "Hess Acquisition"). The average daily production from the properties included in the Hess Acquisition during May and June 1996, the first two months of ownership, was approximately 2,945 BOE/d. By December, 1996 the Company had increased the production on these properties to approximately 3,400 BOE/d. As of December 31, 1996, in the Company's independent reserve report (the "December Report"), the properties in this acquisition had estimated net proved reserves of approximately 9.5 MMBOE with a discounted present value using a 10% discount rate ("PV10 Value") of $96.1 million. This compares to approximately 5.9 MMBOE of net proved reserves and a $43.1 million PV10 Value on these same properties as of July 1, 1996 in the Company's mid-year independent reserve report (the "July Report"). The December Report was calculated using year-end prices which were based on a West Texas Intermediate ("WTI") price of $23.39 per Bbl and a NYMEX Henry Hub price of $3.90 per MMBTU, with these representative prices adjusted by field to arrive at the appropriate corporate net price, as compared to oil and gas prices of $20.00 and $2.65, respectively, in the July Report. For comparative purposes, the Company's independent engineer also prepared a December 31, 1996 reserve report using a WTI price of $21.00 per Bbl and a NYMEX price of $2.40 per MMBtu, with these prices also adjusted by field (the "Modified December Report"). The PV10 Value in the Modified December Report was $72.0 million for the properties acquired in the Hess Acquisition.

                       Ottawa and Other 1996 Acquisitions

In addition to the Hess Acquisition, the Company completed other acquisitions totaling $11.2 million. The largest of these was an acquisition of additional working interests in five Mississippi oil and natural gas properties in which the Company already owned an interest, plus certain overriding royalty interests in other areas, which were acquired during April 1996 for approximately $7.5 million (the "Ottawa Acquisition"). The average daily production for the properties in the Ottawa Acquisition during April, May and June 1996, the first three months of ownership, was approximately 600 BOE/d. By December, 1996 the Company had increased the net production on these properties to approximately 650 BOE/d.

In addition to the Ottawa Acquisition, the Company spent an additional $3.7 million on nine other acquisitions, primarily in Louisiana. The properties in these other acquisitions were producing approximately 360 BOE/d as of December 1996. The Company's estimated net proved reserves in the December Report for all of these other acquisitions, including the Ottawa Acquisition, totaled approximately 4.0 MMBOE with a PV10 Value of $47.4 million. This compares to approximately 3.3 MMBOE and a $24.1 million PV10 Value as of July 1, 1996 in the July Report. The PV10 Value in the Modified December Report was $29.4 million for these same properties.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Bar graph comparing the debt and equity of the Company (in thousands):

                             1994        1995         1996
                           ---------   ---------   ----------
Equity                     $  25,962   $  53,501   $  142,504
Debt                          16,376       3,371          125

                            1996 Capital Adjustments

During 1996, the Company issued 250,000 Common Shares for the conversion of its 6 3/4% Convertible Debentures and 75,000 Common Shares for the exercise of half of its Cdn. $8.40 Warrants. On October 10, 1996, the Company effected a one-for-two reverse split of its outstanding Common Shares and effective October 15, 1996, all of the Company's outstanding 9 1/2% Convertible Debentures ("Debentures") were converted by their holders into 316,590 Common Shares. At a special meeting held on October 9, 1996, the shareholders of the Company approved an amendment to the terms of the Convertible First Preferred Shares, Series A ("Convertible Preferred") to allow the Company to require the conversion of the Convertible Preferred at any time, provided that the conversion rate in effect as of January 1, 1999 would apply to any required conversion prior to that date. The Company converted all of the 1,500,000 shares of Convertible Preferred on October 30, 1996 into 2,816,372 Common Shares. The Company also issued an aggregate of 4,940,000 Common Shares on October 30, 1996 and November 1, 1996 at a net price to the Company of $12.035 per share as part of a public offering with net proceeds to the Company of approximately $58.8 million (the "Public Offering"). The Company's largest shareholder, the Texas Pacific Group ("TPG"), purchased 800,000 of these shares at $12.035 per share.

                              New Credit Facility

In order to fund the 1996 acquisitions and improve the terms and increase the size of its previous credit facility, the Company entered into a new $150.0 million Credit Facility during the second quarter of 1996. This new facility had a borrowing base as of December 31, 1996 of $60.0 million. The Credit Facility is a two-year revolving credit facility that converts to a three-year term loan in May 1998, unless renewed or extended. The Credit Facility is secured by virtually all the Company's oil and natural gas properties and interest is payable at either the bank's prime rate or, depending on the percentage of the borrowing base that is outstanding, at rates ranging from LIBOR plus 7/8% to LIBOR plus 13/8%. The Credit Facility has several restrictions including, among others: (i) a prohibition on the payment of dividends, (ii) a requirement for a minimum equity balance, (iii) a requirement to maintain positive working capital as defined and (iv) a prohibition of most debt and corporate guarantees.

                        Capital Resources and Liquidity

As outlined in the following table, in each of the last three years, the Company has made capital expenditures which required additional debt and equity capital to supplement cash flow from operations.

                                                            YEAR ENDED DECEMBER 31,
                                                    ----------------------------------------
DOLLARS IN THOUSANDS                                   1996          1995           1994
                                                    -----------   -----------   ------------

Acquisitions of oil and natural gas properties...   $    48,407   $    16,763   $      6,606
Oil and natural gas expenditures.................        38,450        11,761         10,297
                                                    -----------   -----------   ------------
         Total...................................   $    86,857   $    28,524   $     16,903
                                                    ===========   ===========   ============

Two pie charts showing the capitalization of the Company (in thousands):

                                 September 30,      December 31,
                                     1996               1996
                               -----------------   ---------------
Debt                           $          46,867   $           125
Preferred stock                           16,153                 -
Common stock                              53,213           130,323
Retained earnings                          7,777            12,181

Management's Discussion and Analysis of Financial Condition and Results of Operations

Stacked  bar  graph  showing  the  capital   expenditures  of  the  Company  (in
thousands):
                    1994         1995          1996
                  ---------   -----------   -----------
Development       $  10,297   $    11,761   $    38,450
Acquisitions          6,606        16,763        48,407
                  ---------   -----------   -----------
           Total  $  16,903   $    28,524   $    86,857
                  =========   ===========   ===========

Since January 1, 1994, the Company has made total capital expenditures of $132.3 million, paid off all but $100,000 of its bank debt and increased its working capital by approximately $13.9 million. This was funded by the issuance of equity ($102.9 million, including the Convertible Preferred) and cash generated by operations ($49.7 million). During 1996, the Company's funds were provided by operating cash flow and equity, although the Company did use bank debt during the year. The Company began 1996 with $100,000 of outstanding bank debt, borrowed $47.9 million during the year, paid off the debt with the proceeds from the Public Offering in October and ended the year with $100,000 of bank debt outstanding.

As of December 31, 1996, the Company had working capital of $12.5 million and virtually no debt outstanding. The Company has budgeted capital expenditures for 1997 of between $60 and $70 million. Although the Company's projected cash flow is highly variable and difficult to predict as it is dependent on product prices, drilling success, and other factors, these projected expenditures are expected to exceed the Company's cash flow during 1997. However, as of December 31, 1996, the Company has an unused borrowing base of $60.0 million to fund any potential cash flow deficits. If external capital resources are limited or reduced in the future, the Company can also adjust its capital expenditure program accordingly. However, such adjustments could limit, or even eliminate, the Company's future growth.

In addition to its internal capital expenditure program, the Company has historically required capital for the acquisition of producing properties, which have been a major factor in the Company's rapid growth during recent years. There can be no assurance that suitable acquisitions will be identified in the future or that any such acquisitions will be successful in achieving desired profitability objectives. Without suitable acquisitions or the capital to fund such acquisitions, the Company's future growth could be limited or even eliminated.

                          New Accounting Pronouncement

The Accounting Standards Executive Committee of the American Institute of Certified Public Accountants has adopted Statement of Position 96-1, "Environmental Remediation Liabilities," which provides guidance on the recognition, measurement, display and disclosure of environmental remediation liabilities. The Statement is effective for the Company's 1997 fiscal year. Management evaluated such Statement and believes that it will not have a material effect on the financial position or results of operations of the Company.

                           Sources and Uses of Funds

During 1996, the Company spent approximately $33.4 million on oil and natural gas development expenditures, $48.4 million on the previously discussed oil and natural gas acquisitions, and approximately $5.1 million on geological, geophysical and acreage expenditures. The development expenditures included $15.5 million spent on drilling and the balance of $17.9 million was spent on workover costs. These expenditures were funded during the year by bank debt, available cash and cash flow from operations, although the bank debt was retired with the proceeds from the Public Offering.

During 1995, the Company made $28.5 million in capital expenditures, with the single largest component being a $10.0 million acquisition of seven producing wells in the Gibson and Humphreys Fields located near the Company's other properties in suthern Louisiana (the "Gibson Acquisition"). The balance of 1995 acquisition expenditures were for additional interests in the Company's Lirette Field in Louisiana ($2.9 million), interests in the Bully Camp Field, also in Louisiana ($2.1 million), and a few smaller acquisitions in both Mississippi and Louisiana. During 1995, the Company also spent $1.9 million drilling four wells in Mississippi, $1.1 million for acreage, geological and geophysical and delay rentals, and the balance of $8.1 million for workovers of existing properties. The 1995 expenditures were funded on an interim basis with cash flow from operations ($9.4 million) and bank debt ($19.4 million), which was repaid in December 1995 with a portion of the $39.5 million of net proceeds from the private placement of equity with TPG.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Capital expenditures for 1994 were $16.9 million and included $10.3 million of development costs primarily expended on natural gas properties in Louisiana, with the balance of $6.6 million expended on acquisitions of properties primarily in Louisiana, of which $5.5 million was spent on acquiring additional working interests in existing Company-operated properties. Expenditures in 1994 were principally funded by $6.2 million of cash provided by operations and net incremental debt of $8.8 million, of which $1.5 million came from the issuance of unsecured convertible debentures and the balance from bank debt.

                              RESULTS OF OPERATIONS

                                Operating Income

During the last three years, operating income has increased significantly as outlined in the following chart. Oil and gas revenue increased as a result of the increased oil and gas production and increases in oil and gas product prices.

                                                                         Year ended December 31
-----------------------------------------------------------------------------------------------------------
                                                                  1996             1995            1994
-----------------------------------------------------------------------------------------------------------
OPERATING INCOME (THOUSANDS)
     Oil sales                                                $     28,475      $   10,852      $     6,767
     Natural gas sales                                              24,405           9,180            5,925
     Less production expenses                                      (13,495)         (6,789)          (4,309)
                                                              ------------      ----------      -----------
         Operating income                                     $     39,385      $   13,243      $     8,383
                                                              ------------      ----------      -----------
UNIT PRICES
     Oil price per Bbl                                        $      18.98      $    14.90      $     13.84
     Gas price per Mcf                                                2.73            1.90             1.78

NETBACK PER BOE
     Sales price                                              $      17.69      $    13.05      $     12.17
     Production expenses                                             (4.51)          (4.42)           (4.13)
                                                              ------------      ----------      -----------
                                                              $      13.18      $     8.63      $      8.04
                                                              ------------      ----------      -----------
AVERAGE DAILY PRODUCTION VOLUME:
     Bbls                                                            4,099           1,995            1,340
     Mcf                                                            24,406          13,271            9,113
     BOE                                                             8,167           4,207            2,858
-----------------------------------------------------------------------------------------------------------

Bar graph showing the average price received by the Company per barrel of oil:

1994     $     13.84
1995           14.90
1996           18.98

Production increases have been fueled by both internal growth from the Company's development and exploration programs and from the acquisition of producing properties. Production on a BOE/d basis increased 47% between 1994 and 1995 with approximately 240 BOE/d attributable to the Gibson Acquisition and the balance of approximately 1,109 BOE/d primarily attributable to internal growth. Between 1995 and 1996, production increased 94% with approximately 2,550 BOE/d attributable to the properties included in the Hess and Ottawa Acquisitions and 750 BOE/d attributable to properties included in the Gibson Acquisition. The balance of approximately 660 BOE/d was attributable to internal growth on other properties.

     Oil and gas revenue has increased not only because of the large increase in production, but also due to improved product prices. Between 1994 and 1995, product prices increases were relatively modest with an 8% increase in oil prices and a 7% increase in natural gas prices. The Company also realized an $800,000 gas hedging gain during 1995 which added $.17 per Mcf to its average natural gas price. The Company did not have any oil or natural gas hedges in place during 1996, nor does it have any currently in place due to the relatively strong commodity prices and the reduced debt levels of the Company. During 1996, product prices increased substantially with a 27% increase in the average oil price and a 44% increase in the average natural gas price. Coupled with the production increases, the Company's oil and natural gas revenue increased 164%, or $32.8 million, from 1995 to 1996. Approximately $16.5 million of the increase was related to properties acquired in the Hess

Bar graph showing the average price received by the Company per Mcf of natural gas:
                         1994   $   1.78
                         1995       1.90
                         1996       2.73
and Ottawa Acquisitions, approximately $5.4 million to properties acquired in the Gibson Acquisition, approximately $7.7 million due to the increase in product prices and the balance of approximately $3.2 million due to increased production from internal growth on other properties.

Production expenses increased each year along with the increases in production. On a BOE basis, production expenses increased 7% from 1994 to 1995 and increased 2% from 1995 to 1996. The increases were largely attributable to the changes in the mix of properties as the Mississippi oil properties tend to have a higher operating cost per BOE than the Louisiana gas properties. During the first two months of ownership (May and June 1996), the production expenses averaged $6.27 per BOE on the Hess Acquisition properties which were more heavily weighted toward Mississippi oil than Louisiana gas. After assuming operations, these averages were brought more in line with the Company averages through cost savings and increased production levels. For the year (May through December, 1996) production expenses on these properties averaged $5.35 per BOE.

                      General and Administrative Expenses

General and administrative ("G&A") expenses have increased as outlined below along with the Company's growth.

                                                                      Year ended December 31,
--------------------------------------------------------------------------------------------------------
                                                              1996             1995              1994
--------------------------------------------------------------------------------------------------------
NET G&A EXPENSES (THOUSANDS)
     Gross expenses                                        $     8,407      $     3,900       $    2,475
     State franchise taxes                                         213              100               65
     Operator recoveries                                        (2,916)          (1,438)            (890)
     Capitalized exploration expenses                           (1,224)            (630)            (480)
                                                           ---------------------------------------------
         Net expenses                                      $     4,480      $     1,932       $    1,170
                                                           ---------------------------------------------

Average G&A cost per BOE                                   $      1.50      $      1.25       $     1.12

Employees as of December 31                                        122               51               27
--------------------------------------------------------------------------------------------------------

On a BOE basis, these costs increased 12% from 1994 to 1995 and increased 20% from 1995 to 1996. Part of the increase in 1995 was attributable to $190,000 of costs ($0.12 per BOE) related to non-recurring personnel changes. As a result of improved financial results during the first quarter of 1996 and other factors, the Company conducted a review of salaries and awarded increases and bonuses in February 1996 to its employees. Bonuses, including related payroll taxes, amounted to approximately $225,000 ($.08 per BOE). During 1996, the Company also accrued $545,000 ($.18 per BOE) for bonuses which were awarded in February 1997. In addition, the Company began to increase its staff levels during the second quarter of 1996 to handle the Hess Acquisition, but was not entitled to any operator's overhead recovery on these properties until July 15, 1996, further fueling an increase in general and administrative cost per BOE, as Amerada Hess remained the operator of record until that date.

Stacked bar graph showing the cash flow, interest, G&A and production costs of the Company per BOE:

                                1994            1995             1996
                           ----------   -------------    -------------
Revenue                $       12.17    $      13.05    $       17.69
Production expense             (4.13)          (4.42)           (4.51)
G&A                            (1.12)          (1.25)           (1.50)
Interest expense               (0.99)          (1.26)           (0.26)
                           ----------   -------------    -------------
Cash flow              $        5.93            6.12    $       11.42
                           ==========   =============    =============

Management's Discussion and Analysis of Financial Condition and Results of Operations


                                            Interest and Financing Expenses


                                                                         YEAR ENDED DECEMBER 31,
--------------------------------------------------------------------------------------------------------
AMOUNTS IN THOUSANDS EXCEPT PER UNIT AMOUNTS                          1996          1995         1994
--------------------------------------------------------------------------------------------------------
Interest expense                                                  $      1,993   $    2,085   $    1,146
Non-cash interest expense                                                 (459)         (90)         (86)
                                                                  --------------------------------------
Cash interest expense                                                    1,534        1,995        1,060
Interest and other income                                                 (769)         (77)         (23)
                                                                  --------------------------------------
     Net interest expense                                         $        765   $    1,918   $    1,037
--------------------------------------------------------------------------------------------------------

Average interest cost per BOE                                     $       0.26   $     1.26   $     0.99

Average debt outstanding                                          $     19,500   $   21,400   $   12,200

Average interest rate                                                      7.9%         9.3%         8.7%
Ratio of earnings to fixed charges                                         4.6          1.5          2.6
--------------------------------------------------------------------------------------------------------

Imputed preferred dividend                                        $      1,281   $        -     $      -
Loss on early extinguishment of debt                                       440          200            -
--------------------------------------------------------------------------------------------------------


During both 1995 and 1996, the Company incurred bank debt in order to fund property acquisitions. However, in both years this debt was retired before year-end. In 1995, the bank debt was repaid with proceeds from the private placement of equity with TPG and in 1996 with proceeds from the Public Offering.

The private placement of equity in December 1995 with TPG included 1.5 million shares of Convertible Preferred. During 1996, the Company recognized $1.3 million of charges representing the imputed preferred dividend until October 30, 1996 when the Convertible Preferred was converted into 2.8 million Common Shares. Under Canadian generally accepted accounting principles ("GAAP"), this dividend was reported as an operating expense, while under U.S. GAAP this would not be an expense but it would be deducted from net income to arrive at net income attributable to the common shareholders. In addition to paying off its bank debt and converting the Convertible Preferred into common equity during 1996, the Company also converted its remaining subordinated debt into common equity, leaving the Company essentially debt-free as of December 31, 1996.

During 1996, the Company had a $440,000 charge relating to a loss on early extinguishment of debt. These costs related to the remaining unamortized debt issue costs of the Company's prior credit facility which was replaced in May 1996, as previously discussed. The Company also had a charge of $200,000 during the first half of 1995 for the same type of expense relating to a previous bank refinancing. Under U.S. GAAP, a loss on early extinguishment of debt would be an extraordinary item rather than a normal operating expense as required by Canadian GAAP.

                  Depletion, Depreciation and Site Restoration

Depletion, depreciation and amortization ("DD&A") has increased along with the additional capitalized cost and increased production. DD&A per BOE has increased 30% from 1994 to 1995 and 15% from 1995 to 1996 primarily due to 59% of the 1995 capital expenditures and 56% of the 1996 expenditures relating to property acquisitions, which had a higher per unit cost for the Company than those reserves added by development expenditures. The Company also provides

Management's Discussion and Analysis of Financial Condition and Results of Operations

for the estimated future costs of well abandonment and site reclamation, net of any anticipated salvage, on a unit-of-production basis. This provision is included in the DD&A expense and has increased each year along with an increase in the number of properties owned by the Company.


                                                                         YEAR ENDED DECEMBER 31,
--------------------------------------------------------------------------------------------------------
AMOUNTS IN THOUSANDS EXCEPT PER UNIT AMOUNTS                          1996          1995         1994
--------------------------------------------------------------------------------------------------------
Depletion and depreciation                                        $     17,533   $    7,918   $    4,177
Site restoration provision                                                 371          104           32
                                                                  --------------------------------------
Total amortization                                                $     17,904   $    8,022   $    4,209
                                                                  --------------------------------------
Average DD&A cost per BOE                                         $       5.99   $     5.22   $     4.03
--------------------------------------------------------------------------------------------------------

                                  Income Taxes

Due to a net operating loss of the U.S. subsidiary each year for tax purposes, the Company does not have any current tax provision. The deferred tax provision as a percentage of net income has varied depending on the mix of Canadian and U.S. expenses. The rate declined from 1994 to 1995 as there were less Canadian expenses, but increased again slightly in 1996 due to the non-deductible imputed preferred dividend and interest on the subordinated debt.


                                                                         YEAR ENDED DECEMBER 31,
--------------------------------------------------------------------------------------------------------
                                                                      1996          1995         1994
--------------------------------------------------------------------------------------------------------
Deferred income taxes (thousands)                                 $      5,312   $      367   $      718
Average income tax costs per BOE                                  $       1.78   $     0.24   $     0.69
Effective tax rate                                                          38%          34%          38%
--------------------------------------------------------------------------------------------------------

                                                      Net Income

Primarily as a result of increased production and improved product prices, net income and cash flow from operations increased substantially between 1995 and 1996 as outlined below. Between 1994 and 1995, net income decreased 39% as a result of certain nonrecurring charges and a disproportionate increase in DD&A as compared to the increase in revenue.


                                                                         YEAR ENDED DECEMBER 31,
--------------------------------------------------------------------------------------------------------
AMOUNTS IN THOUSAND EXCEPT PER SHARE AMOUNTS                          1996          1995         1994
--------------------------------------------------------------------------------------------------------
Net income                                                        $      8,744   $      714   $    1,163

Net income per common share:
   Primary                                                        $       0.67   $     0.10   $     0.19
   Fully diluted                                                          0.62         0.10         0.19
Cash flow from operations (1)                                     $     34,140   $    9,394   $    6,185
--------------------------------------------------------------------------------------------------------

(1) Represents cash flow provided by operations, exclusive of the net change in non-cash working capital balances.

INDEPENDENT AUDITORS' REPORT



                  To the Shareholders of Denbury Resources Inc.


We have audited the consolidated balance sheets of Denbury Resources Inc. as at December 31, 1996 and 1995 and the consolidated statements of income, changes in shareholders' equity and cash flows for each of the years in the three year period ended December 31, 1996. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in Canada and the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly in all material respects, the financial position of the Company as at December 31, 1996 and 1995 and the results of its operations and the changes in shareholders' equity and cash flows for each of the years in the three year period ended December 31, 1996, in accordance with accounting principles generally accepted in Canada.


Deloitte & Touche


Chartered Accountants

Calgary, Alberta
February 21, 1997

CONSOLIDATED BALANCE SHEETS



AMOUNTS IN THOUSANDS OF U.S. DOLLARS                                           DECEMBER 31,
                                                                       -----------------------------
                                                                           1996            1995
                                                                       -------------   -------------
CURRENT ASSETS
   Cash and cash equivalents........................................   $      13,453   $       6,553
   Accrued production receivable....................................          11,906           3,212
   Trade and other receivables......................................           3,643           1,160
                                                                       -------------   -------------
           Total current assets   ..................................          29,002          10,925
                                                                       -------------   -------------

PROPERTY AND EQUIPMENT (USING FULL COST ACCOUNTING)
   Oil and natural gas properties...................................         159,724          72,510
   Unevaluated oil and natural gas properties.......................           6,413           7,085
   Less accumulated depreciation and depletion......................         (31,141)        (13,982)
                                                                       -------------   -------------
          Net property and equipment................................         134,996          65,613
                                                                       -------------   -------------

OTHER ASSETS........................................................           2,507           1,103
                                                                       -------------   -------------

           TOTAL ASSETS.............................................   $     166,505   $      77,641
                                                                       =============   =============
LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
       Accounts payable and accrued liabilities.....................   $      10,903   $       2,872
       Oil and gas production payable...............................           5,550           1,014
       Current portion of long-term debt ...........................              67             177
                                                                       -------------   -------------
           Total current liabilities................................          16,520           4,063
                                                                       -------------   -------------

LONG-TERM LIABILITIES
   Long-term debt...................................................             125           3,474
   Provision for site reclamation costs.............................             613             242
   Deferred income taxes and other..................................           6,743           1,361
                                                                       -------------   -------------
           Total long-term liabilities..............................           7,481           5,077
                                                                       -------------   -------------

CONVERTIBLE FIRST PREFERRED SHARES, SERIES A
   1,500,000 shares authorized, issued and
   outstanding at December 31, 1995.................................               -          15,000
                                                                       -------------   -------------

SHAREHOLDERS' EQUITY
   Common shares, no par value, unlimited shares authorized;
       outstanding - 20,055,757 and 11,428,809 shares at
       December 31, 1996 and December 31, 1995 respectively.........         130,323          50,064
   Retained earnings................................................          12,181           3,437
                                                                       -------------   -------------
           Total shareholders' equity...............................         142,504          53,501
                                                                       -------------   -------------

           TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY...............   $     166,505   $      77,641
                                                                       =============   =============

Approved by the Board:

  /s/  Gareth Roberts                  /s/ Wieland F. Wettstein
---------------------                  -------------------------
Gareth Roberts                         Wieland F. Wettstein
Director                               Director


                 See Notes to Consolidated Financial Statements.

Consolidated Statements of Income





                                                                            YEAR ENDED DECEMBER 31,
                                                                     --------------------------------------
AMOUNTS IN THOUSANDS EXCEPT PER SHARE AMOUNTS (U.S. DOLLARS)            1996          1995          1994
                                                                     -----------   ----------    ----------
REVENUES
     Oil, natural gas and related product sales...................   $    52,880   $   20,032    $   12,692
     Interest income..............................................           769           77            23
                                                                     -----------   ----------    ----------
           Total revenues.........................................        53,649       20,109        12,715
                                                                     -----------   ----------    ----------

EXPENSES
     Production...................................................        13,495        6,789         4,309
     General and administrative...................................         4,267        1,832         1,105
     Interest.....................................................         1,993        2,085         1,146
     Imputed preferred dividends..................................         1,281            -             -
     Loss on early extinguishment of debt.........................           440          200             -
     Depletion and depreciation...................................        17,904        8,022         4,209
     Franchise taxes..............................................           213          100            65
                                                                     -----------   ----------    ----------
            Total expenses........................................        39,593       19,028        10,834
                                                                     -----------   ----------    ----------

Income before income taxes........................................        14,056        1,081         1,881
Provision for federal income taxes................................        (5,312)        (367)         (718)
                                                                     -----------   ----------    ----------

NET INCOME........................................................   $     8,744   $      714    $    1,163
                                                                     ===========   ==========    ==========

NET INCOME PER COMMON SHARE.......................................

           Primary................................................   $      0.67   $     0.10    $     0.19
           Fully-diluted..........................................   $      0.62   $     0.10    $     0.19


Average number of common shares outstanding.......................        13,104        6,870         6,240
                                                                     ===========   ==========    ==========





See Notes to Consolidated Financial Statements

Consolidated Statements of Cash Flows



                                                                         YEAR ENDED DECEMBER 31,
                                                                  --------------------------------------
AMOUNTS IN THOUSANDS OF U.S. DOLLARS                                 1996         1995          1994
                                                                  ----------   -----------   -----------

CASH FLOW FROM OPERATING ACTIVITIES:
   Net income..................................................   $    8,744   $       714   $     1,163
       Adjustments needed to reconcile to net cash flow provided
          by operations:
       Depreciation, depletion and amortization................       17,904         8,113         4,304
       Deferred income taxes...................................        5,312           367           718
       Imputed preferred dividend..............................        1,281             -             -
       Loss on early extinguishment of debt....................          440           200             -
       Other...................................................          459             -             -
                                                                  -----------  -----------  ------------
                                                                      34,140         9,394         6,185
   Changes in working capital items relating to operations:
       Accrued production receivable...........................       (8,694)       (1,303)         (986)
       Trade and other receivables.............................       (1,508)         (168)         (124)
       Accounts payable and accrued liabilities................        6,711        (1,660)        1,581
             Oil and gas production payable....................        4,536           490           261
                                                                  ----------   -----------   -----------

NET CASH FLOW PROVIDED BY OPERATIONS...........................       35,185         6,753         6,917
                                                                  ----------   -----------   -----------

CASH FLOW USED FOR INVESTING ACTIVITIES:
       Oil and natural gas expenditures........................      (38,450)      (11,761)      (10,297)
       Acquisition of oil and natural gas properties...........      (48,407)      (16,763)       (6,606)
       Net purchases of other assets...........................       (1,726)         (560)         (122)
       Acquisition of subsidiary, net of cash acquired.........          209             -             -
                                                                  ----------   -----------   -----------

NET CASH USED FOR INVESTING ACTIVITIES.........................      (88,374)      (29,084)      (17,025)
                                                                  ----------   -----------   -----------

CASH FLOW FROM FINANCING ACTIVITIES:
       Bank borrowings.........................................       47,900        19,350         9,835
       Bank repayments.........................................      (47,900)      (34,200)       (2,485)
       Issuance of subordinated debt...........................            -         1,772         1,451
       Issuance of common stock................................       60,664        26,825           367
       Issuance of preferred stock.............................            -        15,000             -
       Costs of debt financing.................................         (411)         (493)         (122)
       Other...................................................         (164)          (82)           62
                                                                  ----------   -----------   -----------

NET CASH PROVIDED BY FINANCING ACTIVITIES......................       60,089        28,172         9,108
                                                                  ----------   -----------   -----------

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS...........        6,900         5,841        (1,000)

Cash and cash equivalents at beginning of year.................        6,553           712         1,712
                                                                  ----------   -----------   -----------

CASH AND CASH EQUIVALENTS AT END OF YEAR.......................   $   13,453   $     6,553   $       712
                                                                  ==========   ===========   ===========

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
        Cash paid during the year for interest.................   $    1,621   $     2,127   $     1,027

SUPPLEMENTAL DISCLOSURE OF FINANCING ACTIVITIES:
         Conversion of subordinated debt to common stock.......   $    3,314             -             -
         Conversion of preferred stock to common stock.........       16,281             -             -
         Assumption of liabilities in acquisition..............        1,321             -             -


See Notes to Consolidated Financial Statements

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY



                                                             COMMON SHARES
                                                            (NO PAR VALUE)
                                                      ------------   ------------    RETAINED
DOLLAR AMOUNTS IN THOUSANDS OF U.S. DOLLARS              SHARES         AMOUNT       EARNINGS       TOTAL
                                                      ------------   ------------   -----------   ----------

BALANCE - JANUARY 1, 1994                             $  6,208,417   $     22,872   $     1,560   $   24,432
                                                      ------------   ------------   -----------   ----------

Issued pursuant to employee stock option plan.........      96,250            367             -          367
Net income............................................           -              -         1,163        1,163
                                                      ------------   ------------   -----------   ----------

BALANCE - DECEMBER 31, 1994                              6,304,667         23,239         2,723       25,962
                                                      ------------   ------------   -----------   ----------

Issued pursuant to employee stock option plan.........      10,000             54             -           54
Private placement of Special Warrants exchanged.......     614,143          2,314             -        2,314
Private placement of common shares....................   4,499,999         24,457             -       24,457
Net income............................................           -              -           714          714
                                                      ------------   ------------   -----------   ----------

BALANCE - DECEMBER 31, 1995                             11,428,809         50,064         3,437       53,501
                                                      ------------   ------------   -----------   ----------

Issued pursuant to employee stock option plan.........     197,675          1,070             -        1,070
Issued pursuant to employee stock purchase plan.......      31,311            358             -          358
Public placement of common shares.....................   4,940,000         58,776             -       58,776
Conversion of preferred stock.........................   2,816,372         16,281             -       16,281
Conversion of warrants................................      75,000            460             -          460
Conversion of subordinated debt.......................     566,590          3,314             -        3,314
Net income............................................           -              -         8,744        8,744
                                                      ------------   ------------   -----------   ----------

BALANCE - DECEMBER 31, 1996                             20,055,757   $    130,323   $    12,181   $  142,504
                                                      ============   ============   ===========   ==========




                                  See Notes to Consolidated Financial Statements
                                                   31

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 1996, 1995 AND 1994


                     NOTE 1. SIGNIFICANT ACCOUNTING POLICIES

The Company's operating activities are related to exploration, development and production of oil and natural gas in the United States. All of the Canadian operations were sold effective September 1, 1993.

The Company's name was changed on June 7, 1994, from Canadian Newscope Resources Inc. to Newscope Resources Ltd. and again on December 21, 1995 to Denbury Resources Inc.

On October 9, 1996 the shareholders of the Company approved an amendment to the Articles of Continuance to consolidate the number of issued and outstanding Common Shares on the basis of one Common Share for each two Common Shares outstanding. All applicable shares and per share data have been adjusted for the reverse stock split.

                           Principles of Consolidation

The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles and include the accounts of the Company and its wholly owned subsidiaries, Denbury Holdings Ltd., Denbury Management, Inc. and Denbury Marine L.L.C. and the Company's equity in the operation of its 50% owned subsidiary, Brymore Energy Corporation ("Brymore"). The Company acquired the remaining 50% of Brymore effective May 1, 1996 and began consolidating all of Brymore as of that date. All material intercompany balances and transactions have been eliminated.

                         Oil and Natural Gas Operations

A) CAPITALIZED COSTS The Company follows the full-cost method of accounting for oil and natural gas properties. Under this method, all costs related to the exploration for and development of oil and natural gas reserves are capitalized and accumulated in a single cost center representing the Company's activities undertaken exclusively in the United States. Such costs include lease acquisition costs, geological and geophysical expenditures, lease rentals on undeveloped properties, costs of drilling both productive and non-productive wells and general and administrative expenses directly related to exploration and development activities. Proceeds received from disposals are credited against accumulated costs except when the sale represents a significant disposal of reserves in which case a gain or loss is recognized.

B) DEPLETION AND DEPRECIATION The costs capitalized, including production equipment, are depleted or depreciated on the unit-of-production method, based on proved oil and natural gas reserves as determined by independent petroleum engineers. Oil and natural gas reserves are converted to equivalent units based upon the relative energy content which is six thousand cubic feet of natural gas to one barrel of crude oil.

C) SITE RECLAMATION Estimated future costs of well abandonment and site reclamation, including the removal of production facilities at the end of their useful life, are provided for on a unit-of-production basis. Costs are based on engineering estimates of the anticipated method and extent of site restoration, valued at year-end prices, net of estimated salvage value, and in accordance with the current legislation and industry practice. The annual provision for future site reclamation costs is included in depletion and depreciation expense.

D) CEILING TEST The capitalized costs less accumulated depletion, depreciation, related deferred taxes and site reclamation costs are limited to an amount which is not greater than the estimated future net revenue from proved reserves using period-end prices less estimated future site restoration and abandonment costs, future production-related general and administrative expenses, financing costs and income taxes, plus the cost (net of impairments) of undeveloped properties.

E) JOINT INTEREST OPERATIONS Substantially all of the Company's oil and natural gas exploration and production activities are conducted jointly with others. These financial statements reflect only the Company's proportionate interest in such activities.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 1996, 1995 AND 1994

                          FOREIGN CURRENCY TRANSLATION

Since 1993 when the Company sold its Canadian oil and natural gas properties, virtually all of the Company's assets are located in the United States. These assets and the United States operations are accounted for and reported in U.S. dollars and no translation is necessary. The minor amount of Canadian assets and liabilities is translated to U.S. dollars using year-end exchange rates and any Canadian operations, which are principally minor administrative and interest expenses, are translated using the historical exchange rate.

                               Earnings per Share

Net income per common share is computed by dividing the net income attributable to common shareholders by the weighted average number of shares of common stock outstanding. The conversion of the Convertible First Preferred Shares, Series A ("Convertible Preferred") was anti-dilutive and was not included in the calculation of earnings per share. In computing fully diluted earnings per share, the stock options, warrants and convertible debt instruments were dilutive for the year ended December 31, 1996 and were assumed to be converted or exercised as of the first of the year with the proceeds used to reduce interest expense. For the prior years, these instruments were either anti-dilutive or immaterial.

                             Statement of Cash Flows

For  purposes of the  Statement  of Cash Flows,  cash  equivalents  include time
deposits,   certificates  of  deposit  and  all  liquid  debt  instruments  with maturities at the date of purchase of three months or less.

                               Revenue Recognition

The Company follows the "sales method" of accounting for its oil and natural gas revenue whereby the Company recognizes sales revenue on all oil or natural gas sold to its purchasers, regardless of whether the sales are proportionate to the Company's ownership in the property. A receivable or liability is recognized only to the extent that the Company has an imbalance on a specific property greater than the expected remaining proved reserves. As of December 31, 1996 and 1995, the Company's aggregate oil and natural gas imbalances were not material to its consolidated financial statements.

The Company recognizes revenue and expenses of purchased producing properties commencing from the closing or agreement date, at which time the Company also assumes control.

              Financial Instruments with Off-balance Sheet Risk and
                         Concentrations of Credit Risk

The Company's product price hedging activities are described in Note 6 to the consolidated financial statements. Credit risk relating to these hedges is minimal because of the credit risk standards required for counter-parties and monthly settlements. The Company has entered into hedging contracts with only large and financially strong companies.

The Company's financial instruments that are exposed to concentrations of credit risk consist primarily of cash equivalents, short-term investments and trade and accrued production receivables. The Company's cash equivalents and short-term investments represent high-quality securities placed with various investment grade institutions. This investment practice limits the Company's exposure to concentrations of credit risk. The Company's trade and accrued production receivables are dispersed among various customers and purchasers; therefore, concentrations of credit risk are limited. Also, the Company's more significant purchasers are large companies with excellent credit ratings. If customers are considered a credit risk, letters of credit are the primary security obtained to support lines of credit.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 1996, 1995 AND 1994

                       Fair Value of Financial Instruments

As of December 31, 1996 and December 31, 1995, the carrying value of the Company's debt and other financial instruments approximates its fair market value. The Company's bank debt is based on a floating interest rate and thus adjusts to market as interest rates change. The Company's other financial instruments are primarily cash, cash equivalents, short-term receivables and payables which approximate fair value due to the nature of the instrument and the relatively short maturities.

                                Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of certain assets, liabilities, revenues and expenses as of and for the reporting period. Estimates and assumptions are also required in the disclosure of contingent assets and liabilities as of the date of the financial statements. Actual results may differ from such estimates.

                         NOTE 2. PROPERTY AND EQUIPMENT
       Unevaluated Oil and Natural Gas Properties Excluded From Depletion

Under full cost accounting, the Company may exclude certain unevaluated costs from the amortization base pending determination of whether proved reserves have been discovered or impairment has occurred. A summary of the unevaluated properties excluded from oil and natural gas properties being amortized at December 31, 1996 and 1995 and the year in which they were incurred follows:

                                    December 31, 1996                           December 31, 1995
                            ----------------------------------   ------------------------------------------------
                            Costs Incurred During:                      Costs Incurred During:
                            ----------------------               -----------------------------------
                               1996           1995     Total       1995          1994        1993        Total
                            ----------  ----------   ---------   ---------     --------    ---------   ----------
AMOUNTS IN THOUSANDS

Property acquisition cost.  $    2,614  $      252   $   2,866   $   2,909     $  1,230    $   1,151   $    5,290
Exploration costs.........       3,460          87       3,547         649        1,146            -        1,795
                            ----------  ----------   ---------   ---------     --------    ---------   ----------
    Total.................  $    6,074  $      339   $   6,413   $   3,558     $  2,376    $   1,151   $    7,085
                            ==========  ==========   =========   =========     ========    =========   ==========

Costs are transferred into the amortization base on an ongoing basis as the projects are evaluated and proved reserves established or impairment determined. Pending determination of proved reserves attributable to the above costs, the Company cannot assess the future impact on the amortization rate.

General and administrative costs that directly relate to exploration and development activities that were capitalized during the period totaled $1,224,000, $630,000 and $480,000 for the years ended December 31, 1996, 1995 and 1994, respectively. Amortization per BOE was $5.99, $5.22, $4.03 for the years ended December 31, 1996, 1995 and 1994, respectively.

                NOTE 3. NOTES PAYABLE AND LONG-TERM INDEBTEDNESS

                                                           December 31,
                                                   ----------------------------
                                                       1996            1995
                                                   ------------    ------------
AMOUNTS IN THOUSANDS
Senior bank loan...................................$        100    $        100
Convertible debentures.............................           -           3,296
Other notes payable................................          92             255
                                                   ------------    ------------
                                                            192           3,651
Less portion due within one year...................         (67)           (177)
                                                   ------------    ------------
         Total long-term debt......................$        125    $      3,474
                                                   ============    ============

                                      Banks

During 1996 the Company entered into a new $150 million credit facility with NationsBank of Texas ("NationsBank"). This refinancing closed on May 31, 1996 and has a borrowing base as of December 31, 1996 of $60 million.

NationsBank is the agent bank and the facility includes two other banks. The credit facility is a two-year revolving credit facility that converts to a three year term loan in May 1998, unless renewed or extended. The credit facility is secured by virtually all the Company's oil and natural gas properties and interest is payable at either the bank's prime rate or, depending on the percentage of the borrowing base that is outstanding, ranging from LIBOR plus 7/8% to LIBOR plus 13/8%. This credit facility also has several restrictions including, among others: (i) a prohibition on the payment of dividends, (ii) a requirement for a minimum equity balance, (iii) a requirement to maintain positive working capital as defined, and (iv) a prohibition of most debt and corporate guarantees. As of December 31, 1996, the Company had $100,000 outstanding on this line of credit and $645,000 of letters of credit outstanding.

                                Subordinated Debt

On March 23, 1994, Denbury issued Cdn. $2,000,000 principal amount of 6 3/4% unsecured convertible debentures and on January 17, 1995, Denbury issued Cdn. $2,500,000 principal amount of 9 1/2% unsecured convertible debentures. These debentures were converted into 566,590 Common Shares during 1996.

                         Indebtedness Repayment Schedule


The Company's indebtedness is repayable as follows:
                                                    DECEMBER 31, 1996
                                     ------------------------------------------------
                                                        OTHER NOTES
AMOUNTS IN THOUSANDS                   BANK LOAN          PAYABLE            TOTAL
--------------------------------------------------    ----------------    -----------
YEAR
1997   ..............................$           -    $             67    $        67
1998   ..............................           17                  23             40
1999   ..............................           33                   2             35
2000   ..............................           33                   -             33
2001   ..............................           17                   -             17
                                     -------------    ----------------    -----------
     Total indebtedness              $         100    $             92    $       192
                                     =============    ================    ===========

                              NOTE 4. INCOME TAXES

The Company's tax provision is as follows:


                                                           YEAR ENDED DECEMBER 31,
                                                    --------------------------------------
AMOUNTS IN THOUSANDS EXCEPT PER UNIT AMOUNTS           1996          1995          1994
                                                    ----------     ---------    ----------

Deferred
   Federal..........................................$    5,312     $     367    $      718
   State............................................         -             -             -
                                                    ----------     ---------    ----------
Total tax provision.................................$    5,312     $     367    $      718
                                                    ==========     =========    ==========

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 1996, 1995 AND 1994

Income tax expense for the year varies from the amount that would result from applying Canadian federal and provincial tax rates to income before income taxes as follows:


                                                          YEAR ENDED DECEMBER 31,
                                                     ----------------------------------
AMOUNTS IN THOUSANDS                                    1996        1995        1994
                                                     ----------  ----------  ----------

Deferred income tax provision calculated using
         the Canadian federal and  provincial
         statutory combined tax rate of 44.34%....   $    6,233  $      479  $      834
Increase resulting from:
     Imputed preferred dividend...................          568           -           -
     Non-deductible Canadian expenses.............           97           -           -
Decrease resulting from:
     Effect of lower income tax rates on
     United States income.........................       (1,586)       (112)       (116)
                                                     ----------  ----------  ----------
Total tax provision                                  $    5,312  $      367  $      718
                                                     ==========  ==========  ==========

The Company at December 31, 1996 had net operating loss carryforwards for U.S. tax purposes of approximately $14,417,000 and approximately $12,760,000 for alternative minimum tax purposes. The net operating losses are scheduled to expire as follows:


                                                          ALTERNATIVE
                                            INCOME          MINIMUM
AMOUNTS IN THOUSANDS                          TAX             TAX
-----------------------------------------------------   ---------------
  YEAR
  2004   .................................$        39          $      -
  2005   .................................         11                 -
  2006   .................................        644               500
  2007   .................................        714                99
  2008   .................................      5,016             4,889
  2009   .................................      3,377             2,868
  2010   .................................      3,467             3,420
  2011   .................................      1,149               984

                          NOTE 5. SHAREHOLDERS' EQUITY
                                   Authorized

The Company is authorized to issue an unlimited number of Common Shares with no par value, First Preferred Shares and Second Preferred Shares. The preferred shares may be issued in one or more series with rights and conditions as determined by the Directors.
                                  Common Stock

Each Common Share entitles the holder thereof to one vote on all matters on which holders are permitted to vote. The Texas Pacific Group ("TPG") was granted a right of first refusal in the private placement (see below), to maintain proportionate ownership. No stockholder has any right to convert common stock into other securities. The holders of shares of common stock are entitled to dividends when and if declared by the Board of Directors from funds legally available therefore and, upon liquidation, to a pro rata share in any distribution to stockholders, subject to prior rights of the holders of the preferred stock. The Company is restricted from declaring or paying any cash dividend on the Common Stock by its bank loan agreement.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 1996, 1995 AND 1994

                            1996 Capital Adjustments

During 1996, the Company issued 250,000 Common Shares for the conversion of the 6 3/4% Convertible Debentures of the Company and 75,000 Common Shares for the exercise of half of the Cdn. $8.40 Warrants ("Warrants"). On October 10, 1996, the Company effected a one-for-two reverse split of its outstanding common Shares. Effective October 15, 1996, all of the Company's outstanding 9 1/2% Convertible Debentures ("Debentures") were converted by their holders in accordance with their terms into 308,642 Common Shares. The holders of the Debentures also received an additional 7,948 Common Shares in lieu of interest which would have been due the holders absent an early conversion of the Debentures. At a special meeting held on October 9, 1996, the shareholders of the Company approved an amendment to the terms of the First Preferred Shares, Series A ("Convertible Preferred") to allow the Company to require the conversion of the Convertible Preferred at any time, provided that the conversion rate in effect as of January 1, 1999 would apply to any required conversion prior to that date. The Company converted all of the 1,500,000 shares of Convertible Preferred on October 30, 1996 into 2,816,372 Common Shares. The Company also issued an aggregate of 4,940,000 Common Shares on October 30, 1996 and November 1, 1996 at a net price of $12.035 per share as part of a public offering for net proceeds to the Company of approximately $58.8 million (the "Public Offering"). TPG purchased 800,000 of these shares at $12.035 per share.

                      1995 Private Placement of Securities

In December 1995, the Company closed a $40 million private placement of securities with partnerships that are affiliated with the Texas Pacific Group ("TPG Placement"). The TPG Placement was comprised of: (i) 4.166 million common shares issued at $5.85 per share, (ii) 625,000 warrants at a price of $1.00 per warrant entitling the holder to purchase 625,000 common shares at $7.40 per share through December 21, 1999 and (iii) 1.5 million shares of $10 stated value Convertible Preferred. The Convertible Preferred shares were initially convertible at $7.40 of stated value per common share with such conversion rate declining 2.5% per quarter. The shares also had a mandatory redemption at a 63.86% premium at December 21, 2000. The Convertible Preferred were converted into 2,816,372 Common Shares on October 30, 1996. During the period that the Convertible Preferred were outstanding, the Company made a charge to net income to accrue the increase during the period in the mandatory redemption premium. The Company may force conversion of the $7.40 warrants issued in the TPG Placement after December 21, 1997, if the price of the Common Stock exceeds $10.00 per share for a period of 40 consecutive days.

As part of the TPG Placement, TPG was granted certain "piggyback" registration rights which allow TPG to include all or part of the Common Shares acquired by TPG in any registration statement of the Company during the first two years. After the initial two years and until December 21, 2000, TPG may request and receive one demand registration statement to register the Common Shares acquired by TPG. TPG waived their "piggyback" registration rights for the Public Offering.

The TPG agreement provides that TPG shall have the right, but not the obligation, to maintain its pro rata ownership interest (after the assumed exercise of their warrants and Convertible Preferred) in the equity securities of the Company, in the event that the Company issues any additional equity securities or securities convertible into Common Shares of the Company, by purchasing additional shares of the Company on the same terms and conditions. However, this right expires should TPG's share holdings represent less than 20% of the outstanding Common Shares. TPG waived its right to maintain its pro rata ownership with regard to the Public Offering.

As part of the TPG Placement, Tortuga Investment Corp. was paid a financial advisor fee of 333,333 Common Shares of the Company. The sole shareholder of Tortuga Investment Corp. was appointed to the Board of Directors of the Company and elected Chairman upon the closing of the TPG Placement.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 1996, 1995 AND 1994

                                    Warrants

At December 31, 1996, 75,000 warrants were outstanding at an exercise price of Cdn. $8.40 expiring on May 5, 2000 and 625,000 warrants were outstanding at an exercise price of U.S. $7.40 expiring on December 21, 1999. Each warrant entitles the holder thereof to purchase one Common Share at any time prior to the expiration date. The Company has the option after December 21, 1997 to require exercise of the 625,000 warrants if the weighted average trading price of the Common Stock exceeds $10.00 per share for a period of 40 consecutive trading days. 75,000 of the Cdn. $8.40 warrants were exercised during 1996.

                             Special Warrant Issues

On April 25, 1995, the Company issued 614,143 Special Warrants at a price of $4.70 (Cdn. $6.50) per Special Warrant for gross proceeds of $2,750,000 (29,036 Common Share Purchase Warrants were issued to Southcoast Capital Corporation, as placement agent, in partial payment of their fee). Costs of the issue were $436,000, resulting in net proceeds to the Company of approximately $2,314,000. Each Special Warrant was exchanged, at no additional cost, for one Common Share of Denbury on August 11, 1995.

                      Stock Option and Stock Purchase Plans

The Company maintains a Stock Option Plan which authorizes the grant of options of up to 1,050,000 of Common Shares. Under the plan, incentive and non-qualified options may be issued to officers, key employees and consultants. The plan is administered by the Stock Option Committee of the Board. The Board of Directors of the Company have amended the Company's Stock Option Plan to (i) remove the 243,525 previously issued options which have been exercised from the plan and
(ii) to increase the number of option shares authorized to be issued under the Plan from 1,050,000 to 2,000,000. This amendment is subject to shareholder and regulatory approval.

Following is a summary of stock option activity during the years ended December 31, 1996, 1995 and 1994:


                                                                     YEAR ENDED DECEMBER 31,
                                       ----------------------------------------------------------------------------------
                                                  1996                         1995                        1994
                                       ---------------------------   -----------------------   --------------------------
                                                         Weighted                   Weighted                     Weighted
                                                         Average                    Average                      Average
                                           Number         Price           Number     Price         Number         Price
                                       ----------       ----------   -----------  ----------   ----------     -----------
OUTSTANDING AT BEGINNING OF YEAR....      731,925      $     6.11        557,312  $     6.30      541,312      $     6.68
Granted.............................      525,500            8.96        274,500        5.89      138,750            5.64
Terminated..........................       (6,750)           6.28        (89,887)       7.79      (26,500)           9.35
Exercised...........................     (197,675)           5.42        (10,000)       5.42      (96,250)           3.74
Expired.............................            -            -                 -        -               -            -
                                       ----------      ----------    -----------  ----------   ----------     -----------
OUTSTANDING AT END OF PERIOD........    1,053,000      $     7.63        731,925  $     6.11      557,312      $     6.30
                                       ==========      ==========    ===========  ==========   ==========     ===========
Options exercisable at end of year        532,375      $     6.82        539,675  $     6.19      487,937      $     6.39
                                       ==========      ==========    ===========  ==========   ==========     ===========

                                                           Weighted                                                  Weighted
OPTIONS OUTSTANDING AS OF              Options              Average         Weighted Average        Exercisable       Average
   DECEMBER 31, 1996:                Outstanding              Price        Remaining Life (yrs.)       Options          Price
---------------------------------    ------------         ----------    -----------------------    ------------     ----------
     Exercise price of:
       $3.65 to $6.99                     372,000        $     5.79           4.3                   305,250        $     5.77
       $7.00 to $9.99                     444,625              7.78           6.5                   175,906              7.70
       $10.00 to $14.87                   236,375             10.23           9.4                    51,219             10.09

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 1996, 1995 AND 1994

In February 1996, the Company also implemented a Stock Purchase Plan which authorizes the sale of up to 250,000 Common Shares to all full-time employees with at least six months of service. Under the plan, the employees may contribute up to 10% of their base salary and the Company matches 75% of the employee contribution. The combined funds are used to purchase previously unissued Common Shares of the Company based on its current market value at the end of the each quarter. The Company recognizes compensation expense for the 75% Company matching portion, which for 1996 totaled $147,000. This plan is administered by the Stock Purchase Plan Committee of the Board.

                     NOTE 6. PRODUCT PRICE HEDGING CONTRACTS

In October 1994, the Company entered into two financial contracts ("collars") to hedge 10,000 Mcf/d of natural gas production for calendar year 1995. The first natural gas contract for 8,000 Mcf/d of natural gas had a floor of $1.845 per MMBtu and a ceiling of $2.095 per MMBtu. The second natural gas contract was for 2,000 Mcf/d and had a floor of $1.775 per MMBtu and a ceiling of $1.885 per MMBtu. These contracts covered 75% of the Company's net revenue interest production in 1995 and increased oil and natural gas revenues by approximately $800,000 during such period.

In addition, in 1995 the Company entered into two swap contracts for oil. The first oil contract was for 500 Bbls/d of oil at a price of $17.79 per barrel of oil commencing on February 1, 1995 and ending on January 31, 1996. The second oil contract was also for 500 Bbls/d of oil at a price of $18.83, for the period commencing on April 12, 1995 and ending on December 30, 1995. These contracts covered 43% of the Company's net revenue interest production for 1995 and decreased oil and natural gas revenues by approximately $47,000 during such period.

The Company does not have any hedge contracts in place as of December 31, 1996.

                      NOTE 7. COMMITMENTS AND CONTINGENCIES

The Company has operating leases for the rental of office space, office equipment, and vehicles. At December 31, 1996, long-term commitments for these items require the following future minimum rental payments:


                                    December 31,
AMOUNTS IN THOUSANDS                    1996
                                   --------------

   1997   .........................$          442
   1998   .........................           411
   1999   .........................           166
   2000   .........................             -
   2001   .........................             -
                                   --------------
Total lease commitments            $        1,019
                                   ==============

The Company is subject to various possible contingencies which arise primarily from interpretation of federal and state laws and regulations affecting the oil and natural gas industry. Such contingencies include differing interpretations as to the prices at which oil and natural gas sales may be made, the prices at which royalty owners may be paid for production from their leases, environmental issues and other matters. Although management believes it has complied with the various laws and regulations, administrative rulings and interpretations thereof, adjustments could be required as new interpretations and regulations are issued. In addition, production rates, marketing and environmental matters are subject to regulation by various federal and state agencies.

The Company is not currently a party to any litigation which would have a material impact on its consolidated financial statements. However, due to the nature of its business, certain legal or administrative proceedings may arise in the ordinary course of its business.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 1996, 1995 AND 1994

                    NOTE 8. DIFFERENCES IN GENERALLY ACCEPTED
           ACCOUNTING PRINCIPLES BETWEEN CANADA AND THE UNITED STATES

The consolidated financial statements have been prepared in accordance with GAAP in Canada. The primary differences between Canadian and U.S. GAAP affecting the Company's consolidated financial statements are as discussed below.

         Loss on Extinguishment of Debt and Imputed Preferred Dividends

The most significant GAAP difference relates to the presentation of the early extinguishment of debt and the imputed dividend on the Convertible Preferred. During 1996, the Company expensed $1,281,000 relating to the imputed preferred dividend, as required under Canadian GAAP. Under U.S. GAAP, this dividend would be deducted from net income to compute the net income attributable to the common shareholders. The Company also expensed its debt issue cost relating to the Company's prior bank credit agreements totaling $440,000 and $200,000 for 1996 and 1995, respectively. Under Canadian GAAP this is an operating expense, while under U.S. GAAP a loss on early extinguishment of debt is an extraordinary item. While net income per common share and all balance sheet accounts are not affected by these differences in GAAP, the net income for 1996 and 1995 under U.S. GAAP would be $10,025,000 and $714,000, respectively, while under Canadian GAAP the amounts reported were $8,744,000 and $714,000, respectively.

                               Earnings Per Share

In addition, the methodology for computing earnings per common share is not consistent between the two countries. For Canadian purposes, dilutive securities are only considered in the fully diluted presentation of earnings per share and the proceeds from such dilutive securities are used to reduce debt in the calculation. Under U.S. GAAP, the proceeds from such instruments are used to repurchase Common Shares, using a slightly different methodology for the primary and fully diluted calculations. For the years ended December 31, 1994 and 1995, the stock options, warrants, convertible debt and the conversion of the Convertible Preferred were either anti-dilutive or immaterial and were not included in the earnings per share under either GAAP calculation. For the year ended December 31, 1996, the Convertible Preferred was still anti-dilutive, but the stock options, convertible debt and warrants were dilutive and included in the earnings per share calculations, but with different results under the two respective GAAP's. Under U.S. GAAP for the year ended December 31, 1996, the primary earnings per share would be $.64 and the fully-diluted earnings per share would be $.63 as compared to the $.67 and $.62 as reported under Canadian GAAP.

During 1996, the Company issued 4,940,000 Common Shares in a public offering and used a portion of the proceeds to retire bank debt. On a pro forma basis using U.S. GAAP and assuming that the Common Shares had been issued as of January 1, 1996 and the interest expense for 1996 relating to the bank debt was reversed, the primary earnings per share would be $.57 per share. No interest income was assumed in the pro forma calculation even though the proceeds from the equity issuance exceeded the bank debt that was retired.

                            Stock-Based Compensation

In 1995, the United States Financial Accounting Standards Board issued Statement of Financial Accounting Standards ("SFAS") No. 123, "Accounting for Stock-Based Compensation." SFAS No. 123 is effective for fiscal years beginning after December 31, 1995 and requires companies to use recognized option pricing models to estimate the fair value of stock-based compensation, including stock options. The Statement requires additional disclosures based on this fair value based method of accounting for an employee stock option and encourages, but does not require, companies to recognize the value of these stock option grants as additional compensation using the methodology of SFAS No. 123. The Company has elected to continue recognizing expense as prescribed by APB Opinion No. 25, "Accounting for Stock Issued to Employees", as allowed under SFAS No. 123 rather than recognizing compensation expense as calculated under SFAS No. 123. As such, the adoption of SFAS No. 123 during 1996 did not have any effect on the Company's consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 1996, 1995 AND 1994

The Company has two  stock-based  compensation  plans as more fully described in
Note 5. With regard to its stock option plan, the Company applies APB Opinion No. 25 in accounting for this plan and accordingly no compensation cost has been recognized. Had compensation expense been determined based on the fair value at the grant dates for the stock option grants consistent with the method of SFAS No. 123, the Company's net income and net income per common share would have been reduced to the pro forma amounts indicated below:


                                                                                    YEAR ENDED DECEMBER 31,
                                                                                -------------------------------
                                                                                    1996                   1995
                                                                                ------------       ------------
NET INCOME:
     As reported (thousands)....................................................$      8,744       $        714
     Pro forma (thousands)......................................................       8,215                503

NET INCOME PER COMMON SHARE:
     As reported................................................................$       0.67       $       0.10
     Pro forma..................................................................        0.63               0.07


Stock options issued during period (thousands)..................................         526                275
Weighted average exercise price.................................................$       8.96       $       5.90
Average per option compensation value of options granted (1)....................        2.95               2.34
Compensation cost (thousands)...................................................         801                320

(1) Calculated in accordance with the Black-Scholes option pricing model, using the following assumptions; expected volatility computed using, as of the date of grant, the prior three-year monthly average of the Common Shares as listed on the TSE, which ranged from 32% to 67%; expected dividend yield - 0%; expected option term - 3 years, and risk-free rate of return as of the date of grant which ranged from 5.3% to 7.8%, based on the yield of five-year U.S. treasury securities.

                              Deferred Income Taxes

Deferred income taxes relate to temporary differences based on tax laws and statutory rates in effect at the December 31, 1996 and 1995 balance sheet dates. At December 31, 1996, and 1995, all deferred tax assets and liabilities were computed based on Canadian GAAP amounts and were noncurrent as follows:

                                                        December 31,
                                                ----------------------------
AMOUNTS IN THOUSANDS                                1996            1995
                                                -------------   ------------

Deferred tax assets:
     Loss carryforwards......................   $      (4,902)  $     (4,511)
Deferred tax liabilities:
     Exploration and intangible
     development costs.......................          11,645          5,942
                                                -------------   ------------
Net deferred tax liability...................   $       6,743   $      1,431
                                                =============   ============

                      Recently Issued Accounting Standards

The Accounting Standards Executive Committee of the American Institute of Certified Public Accountants has adopted Statement of Position 96-1, "Environmental Remediation Liabilities," which provides guidance on the recognition, measurement, display and disclosure of environmental remediation liabilities. The Statement is effective for the Company's 1997 fiscal year. Management evaluated such Statement and believes that it will not have a material effect on the financial position or results of operations of the Company.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 1996, 1995 AND 1994

                        NOTE 9. SUPPLEMENTAL INFORMATION
                   Significant Oil and Natural Gas Purchasers

Oil and natural gas sales are made on a day-to-day basis or under short-term contracts at the current area market price. The loss of any purchaser would not be expected to have a material adverse effect upon operations. For the year ended December 31, 1996, the Company sold 10% or more of its net production of oil and natural gas to the following purchasers: Natural Gas Clearinghouse (20%), PennUnion Energy Services (19%), Enron Oil Trading & Transportation (13%), and Hunt Refining (15%).

                                 Costs Incurred

The following table summarizes costs incurred in oil and natural gas property acquisition, exploration and development activities. Property acquisition costs are those costs incurred to purchase, lease, or otherwise acquire property, including both undeveloped leasehold and the purchase of revenues in place.
Exploration   costs  include  costs  of  identifying   areas  that  may  warrant
examination and in examining specific areas that are considered to have prospects containing oil and natural gas reserves, including costs of drilling exploratory wells, geological and geophysical costs and carrying costs on undeveloped properties. Development costs are incurred to obtain access to proved reserves, including the cost of drilling development wells, and to provide facilities for extracting, treating, gathering, and storing the oil and natural gas.

Costs incurred in oil and natural gas activities for the years ended December 31, 1996, 1995 and 1994 are as follows:


                                                YEAR ENDED DECEMBER 31,
                                       -----------------------------------------
AMOUNTS IN THOUSANDS                      1996           1995            1994
                                       -----------   -----------     -----------

Property acquisition................   $    48,856   $    17,198     $     6,736
Exploration.........................         4,592         1,687           1,796
Development.........................        33,409         9,639           8,371
                                       -----------   -----------     -----------
         Total costs incurred          $    86,857   $    28,524     $    16,903
                                       ===========   ===========     ===========

                              Property Acquisitions

During April 1996, the Company closed an acquisition of additional working interests in five Mississippi oil and natural gas properties in which the Company already owned an interest, plus certain overriding royalty interests in other areas for approximately $7.5 million (the "Ottawa Acquisition"). The properties were acquired from Ottawa Energy, Inc., a subsidiary of Highridge Exploration Ltd.

On April 17, 1996, Denbury entered into a purchase and sale agreement with Amerada Hess Corporation to purchase producing oil and natural gas properties in Mississippi, Louisiana and Alabama, plus certain overriding royalty interests in Ohio, for approximately $37.2 million (the "Hess Acquisition"). The Company funded this acquisition with bank financing from its NationsBank credit facility and closed this transaction during June 1996.

These two acquisitions were accounted for under purchase accounting and the results of operations were consolidated during the second quarter of 1996. Pro forma results of operations of the Company as if the acquisitions had occurred at the beginning of each respective period are as follows:


                                                              Year Ended December 31,
                                                            ---------------------------
IN THOUSANDS, EXCEPT PER SHARE AMOUNTS                          1996           1995
                                                            ------------    -----------

Revenues....................................................$     61,573    $    41,273
Net income..................................................       9,820            899
Net income per common share.................................        0.75           0.13

In computing the pro forma results, depreciation, depletion and amortization expense was computed using the units of production method, and an adjustment was made to interest expense reflecting the bank debt that was required to fund the acquisitions. The pro forma results reflect an increase of $250,000 and $500,000 for 1996 and 1995, respectively, in general and administrative expense for additional personnel and associated costs relating to the acquired properties, net of anticipated allocations to operations and capitalization of exploration costs.

The following represents the revenues and direct operating expenses attributable to the net interest acquired in the Hess Acquisition by the Company and are presented on the full cost accrual basis of accounting. Depreciation, depletion, and amortization, allocated general and administrative expenses, interest expense and income, and income taxes have been excluded because the property interests acquired represent only a portion of a business and these expenses are not necessarily indicative of the expenses to be incurred by the Company.


                                                                   YEAR ENDED DECEMBER 31,
                                                            ------------------------------------
AMOUNTS IN THOUSANDS                                           1996         1995         1994
                                                            ----------   ----------   ----------
Revenues:
      Oil, natural gas and related product sales.......     $   20,165   $   18,210   $   17,787

Direct operating expenses:
       Lease operating expense.........................          6,302        7,888        6,598
                                                            ----------   ----------   ----------
Excess of revenues over direct operating expenses......     $   13,863   $   10,322   $   11,189
                                                            ==========   ==========   ==========

The following represents the revenues and direct operating expenses attributable to the net interest acquired in the Ottawa Acquisition by the Company and are presented on the full cost accrual basis of accounting. Depreciation, depletion, and amortization, allocated general and administrative expenses, interest expense and income, and income taxes have been excluded because the property interests acquired represent only a portion of a business and these expenses are not necessarily indicative of the expenses to be incurred by the Company.


                                                         YEAR ENDED DECEMBER 31,
AMOUNTS IN THOUSANDS                                                 1996
                                                                ---------------

Revenues:
      Oil, natural gas and related product sales................$         4,215

Direct operating expenses:
       Lease operating expense..................................            760
                                                                ---------------
Excess of revenues over direct operating expenses...............$         3,455
                                                                ===============

In November 1995, the Company acquired seven producing wells and certain non-producing leases in the Gibson/Humphreys Fields of Terrebonne Parish, Louisiana for approximately $10.2 million.

              NOTE 10. SUPPLEMENTAL RESERVE INFORMATION (UNAUDITED)

Net proved oil and natural gas reserve estimates as of December 31, 1996 and December 31, 1995 were prepared by Netherland & Sewell and the net oil and natural gas reserve estimates as of December 31, 1994 were prepared by The Scotia Group, Inc., both independent petroleum engineers located in Dallas, Texas. The reserves were prepared in accordance with guidelines established by the Securities and Exchange Commission and, accordingly, were based on existing economic and operating conditions. Oil and natural gas prices in effect as of the reserve report date were used without any escalation except in those instances where the sale is covered by contract, in which case the applicable contract prices including fixed and determinable escalations were used for the

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 1996, 1995 AND 1994

duration of the contract, and thereafter the last contract price was used. Operating costs, production and ad valorem taxes and future development costs were based on current costs with no escalation.

There are numerous uncertainties inherent in estimating quantities of proved reserves and in projecting the future rates of production and timing of development expenditures. The following reserve data represents estimates only and should not be construed as being exact. Moreover, the present values should not be construed as the current market value of the Company's oil and natural gas reserves or the costs that would be incurred to obtain equivalent reserves. All of the reserves are located in the United States.

                        Estimated Quantities of Reserves

                                                                    YEAR ENDED DECEMBER 31,
                                            -----------------------------------------------------------------------
                                                     1996                    1995                     1994
                                            ----------------------  ----------------------   ----------------------
                                               Oil         Gas         Oil          Gas         Oil         Gas
                                             (MBbl)       (MMcf)      (MBbl)      (MMcf)      (MBbl)       (MMcf)
                                            ---------   ----------  ----------   ---------   ---------   ----------
BALANCE BEGINNING OF YEAR...................    6,292       48,116       4,230      42,047       3,583       13,029
     Revisions of previous estimates........     (490)       3,737         830      (1,620)        (48)       2,827
     Revisions due to price changes.........    1,053          402           -           -           -            -
     Extensions, discoveries and other
       additions............................    3,492        5,480         732           -         640       14,978
     Production.............................   (1,500)      (8,933)       (728)     (4,844)       (489)      (3,326)
     Acquisition of minerals in place.......    6,205       25,300       1,228      12,533         544       14,539
                                            ---------   ----------  ----------   ---------   ---------   ----------
BALANCE AT END OF YEAR......................   15,052       74,102       6,292      48,116       4,230       42,047
                                            =========   ==========  ==========   =========   =========   ==========

PROVED DEVELOPED RESERVES:
     Balance at beginning of year...........    5,290       34,894       3,755      35,578       3,418       12,303
     Balance at end of year.................   13,371       58,634       5,290      34,894       3,755       35,578

          Standardized Measure of Discounted Future Net Cash Flows and Changes Therein Relating to Proved Oil and Natural Gas Reserves

The Standardized Measure of Discounted Future Net Cash Flows and Changes Therein Relating to Proved Oil and Natural Gas Reserves ("Standardized Measure") does not purport to present the fair market value of the Company's oil and natural gas properties. An estimate of such value should consider, among other factors, anticipated future prices of oil and natural gas, the probability of recoveries in excess of existing proved reserves, the value of probable reserves and acreage prospects, and perhaps different discount rates. It should be noted that estimates of reserve quantities, especially from new discoveries, are inherently imprecise and subject to substantial revision.

Under the Standardized Measure, future cash inflows were estimated by applying year-end prices, adjusted for fixed and determinable escalations, to the estimated future production of year-end proved reserves. Future cash inflows were reduced by estimated future production and development costs based on year-end costs to determine pre-tax cash inflows. Future income taxes were computed by applying the statutory tax rate to the excess of pre-tax cash inflows over the Company's tax basis in the associated proved oil and natural gas properties. Tax credits and net operating loss carryforwards were also considered in the future income tax calculation. Future net cash inflows after income taxes were discounted using a 10% annual discount rate to arrive at the Standardized Measure.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 1996, 1995 AND 1994

                                                                                         DECEMBER 31,
                                                                           ----------------------------------------
AMOUNTS IN THOUSANDS                                                          1996          1995           1994
                                                                           -----------   -----------   ------------

Future cash inflows....................................................    $   627,476   $   214,932   $    126,129
Future production costs................................................       (134,986)      (56,323)       (35,069)
Future development costs...............................................        (28,722)      (16,154)        (7,369)
                                                                           -----------   -----------   ------------
Future net cash flows before taxes ....................................        463,768       142,455         83,691
     10% annual discount for estimated timing of cash flows............       (147,670)      (45,490)       (31,000)
                                                                           -----------   -----------   ------------
Discounted future net cash flows before taxes..........................        316,098        96,965         52,691
Discounted future income taxes.........................................        (74,226)      (15,801)        (5,763)
                                                                           -----------   -----------   ------------
STANDARDIZED MEASURE OF DISCOUNTED FUTURE NET CASH FLOWS                   $   241,872   $    81,164   $     46,928
                                                                           ===========   ===========   ============

The  following  table sets  forth an  analysis  of  changes in the  Standardized
Measure of Discounted Future Net Cash Flows from proved oil and natural gas reserves:

                                                                                     YEAR ENDED DECEMBER 31,
                                                                           -------------------------------------------
AMOUNTS IN THOUSANDS                                                          1996            1995           1994
                                                                           -----------     -----------   -------------

BEGINNING OF YEAR......................................................    $    81,164     $    46,928   $      28,465
Sales of oil and natural gas produced, net of production costs.........        (39,385)        (13,243)         (8,383)
Net changes in sales prices............................................        116,587          23,037             863
Extensions and discoveries, less applicable future  development
     and production costs..............................................         34,113           1,926          13,416
Previously estimated development costs incurred........................          5,278           2,193           2,492
Revisions of previous estimates, including revised estimates of
   development costs, reserves and rates of production.................          7,747           3,958          (2,914)
Accretion of discount..................................................          8,116           4,693           2,847
Purchase of minerals in place..........................................         86,677          21,710          15,732
Net change in income taxes.............................................        (58,425)        (10,038)         (5,590)
                                                                           -----------     -----------   -------------
END OF YEAR............................................................    $   241,872     $    81,164   $      46,928
                                                                           ===========     ===========   =============

                         UNAUDITED QUARTERLY INFORMATION

The following table presents unaudited summary financial information on a quarterly basis for 1996 and 1995.

IN THOUSANDS EXCEPT PER SHARE AMOUNTS                  MARCH 31         JUNE 30        SEPT. 30        DECEMBER 31
------------------------------------------------- ------------------------------------------------------------------
1996
Revenues                                             $       9,092   $      11,682   $      14,359   $        18,516
Expenses                                                     6,767           9,608          11,486            11,732
Net income                                                   1,380           1,215           1,745             4,404
Net income per share (a)                                      0.12            0.11            0.14              0.25
Cash flow from operations (b)                                6,065           7,238           8,464            12,373

1995
Revenues                                             $       4,381   $       4,636   $       4,841   $         6,251
Expenses                                                     3,723           4,583           4,554             6,168
Net income                                                     435              35             190                54
Net income per share                                          0.08            0.00            0.02              0.00
Cash flow from operations (b)                                2,112           1,913           2,234             3,135

(a) Due to the significant variances between quarters in net income and average shares outstanding, the combined quarterly income per share does not equal the reported earnings per share for 1996.
(b)  Exclusive of the net change in non-cash working capital balances.

Quarterly Stock Information


                          Common Stock Trading Summary

The following table summarizes the high and low last reported sales prices on days in which there were trades of the Common Shares on NASDAQ and on the TSE (as reported by such exchange) for each quarterly period for the last two fiscal years. The trades on NASDAQ are reported in U.S. dollars and the TSE trades are reported in Canadian dollars. The Company's Common Shares were first listed on NASDAQ effective August 25, 1995.

As of February 1, 1997, to the best of the Company's knowledge, the Common Shares were held of record by approximately 1,200 holders, of which approximately 150 were U.S. residents holding approximately 72% of the outstanding Common Shares of the Company.

No Common Share dividends have been paid or are anticipated to be paid.
          (See also Note 5 to the Consolidated Financial Statements).



                                                         NASDAQ (U.S. $)                  TSE (CDN $)
                                                       HIGH           LOW             HIGH            LOW
-----------------------------------------------------------------------------------------------------------
1996
First quarter                                           7.88           6.25            10.80           8.30
Second quarter                                         10.75           8.50            14.50          12.00
Third quarter                                          13.50          10.00            18.10          12.70
Fourth quarter                                         15.25          12.50            20.95          17.00
-----------------------------------------------------------------------------------------------------------
1996 annual                                            15.25           6.25            20.95           8.30
-----------------------------------------------------------------------------------------------------------
1995
First quarter                                              -              -             7.80           6.60
Second quarter                                             -              -             8.70           7.00
Third quarter                                           6.75           5.32             8.70           7.00
Fourth quarter                                          6.25           5.50             8.70           7.10
-----------------------------------------------------------------------------------------------------------
1995 annual                                             6.75           5.32             8.70           6.60
-----------------------------------------------------------------------------------------------------------