Form 10-K, Exhibit 13
period 1997-12-31
DENBURY RESOURCES INC
filed 1998-03-19
CIK 945764

EXHIBIT 13
                             DENBURY RESOURCES, INC.


PAGE 1 AND PAGES 6 THROUGH 47, INCLUSIVE, OF THE COMPANY'S ANNUAL REPORT TO SHAREHOLDERS FOR THE YEAR ENDED DECEMBER 31, 1997, BUT EXCLUDING PHOTOGRAPHS AND ILLUSTRATIONS SET FORTH ON THESE PAGES, NONE OF WHICH SUPPLEMENTS THE TEXT AND WHICH ARE NOT OTHERWISE REQUIRED TO BE DISCLOSED IN THIS ANNUAL REPORT ON FORM 10-K.

Financial Highlights



                                                                YEAR ENDED DECEMBER 31,
                                           --------------------------------------------------------------    AVERAGE
AMOUNTS IN THOUSANDS OF U.S.                                                                                  ANNUAL
DOLLARS UNLESS NOTED                         1997            1996        1995          1994        1993      GROWTH (2)
---------------------------------------------------------------------------------------------------------------------
PRODUCTION (DAILY)
   Oil (Bbls)                                7,902           4,099      1,995          1,340         858          74%
   Gas (Mcf)                                36,319          24,406     13,271          9,113       2,013         106%
   BOE (6:1)                                13,955           8,167      4,207          2,858       1,193          85%
REVENUE (NET OF ROYALTIES)
   Oil sales                                49,748          28,475     10,852          6,767       4,356          84%
   Gas sales                                35,585          24,405      9,180          5,925       1,512         120%
   Total                                    85,333          52,880     20,032         12,692       5,868          95%
UNIT SALES PRICE
   Oil (per Bbl)                             17.25           18.98      14.90          13.84       13.91           6%
   Gas (per Mcf)                              2.68            2.73       1.90           1.78        2.06           7%
CASH FLOW FROM OPERATIONS (1)               56,607          34,140      9,394          6,185       3,030         108%
NET INCOME                                  14,903           8,744        714          1,163       1,735          71%
AVERAGE COMMON SHARES OUTSTANDING           20,224          13,104      6,870          6,240       4,990          42%
PER SHARE:
   Cash flow from operations: (1)
      Basic                                   2.80            2.51       1.37           0.99        0.61          47%
      Fully diluted                           2.57            2.07       1.37           0.99        0.61          43%
   Net income:
      Basic                                   0.74            0.67       0.10           0.19        0.35          21%
      Fully diluted                           0.70            0.62       0.10           0.19        0.35          19%
OIL AND GAS CAPITAL INVESTMENTS            305,427          86,857     28,524         16,903      29,855          79%
TOTAL ASSETS                               447,548         166,505     77,641         48,964      35,978          88%
LONG-TERM LIABILITIES                      256,637           7,481      5,077         17,768       6,633         149%
SHAREHOLDERS' EQUITY AND
    PREFERRED STOCK                        160,223         142,504     68,501         25,962      24,431          60%
PROVEN RESERVES
   Oil (MBbls)                              52,018          15,052      6,292          4,230       3,583          95%
   Gas (MMcf)                               77,191          74,102     48,116         42,046      13,029          56%
   MBOE (6:1)                               64,883          27,403     14,312         11,237       5,755          83%
   Discounted future cash flow - 10%       361,329         316,098     96,952         52,691      28,638          88%
PER BOE DATA (6:1)
   Revenue                                   16.75           17.69      13.05          12.17       13.47           6%
   Production expenses                       (4.36)          (4.51)     (4.42)         (4.13)      (4.75)        (2)%
---------------------------------------------------------------------------------------------------------------------
   Production netback                        12.39           13.18       8.63           8.04        8.72           9%
   General and administrative expenses       (1.30)          (1.50)     (1.25)         (1.12)      (1.80)        (8)%
   Interest and other income (expense)        0.02           (0.26)     (1.26)         (0.99)       0.04        (16)%
---------------------------------------------------------------------------------------------------------------------
CASH FLOW (1)                                11.11           11.42       6.12           5.93        6.96         12%
---------------------------------------------------------------------------------------------------------------------

(1) Exclusive of the net change in non-cash working capital balances.
(2) Computed using 1993 as a base year.

                                Reporting Format

Unless otherwise noted, the disclosures in this report have (i) dollar amounts presented in U.S. dollars, (ii) production volumes expressed on a net revenue interest basis, and (iii) gas volumes are converted to equivalent barrels at 6:1.

Selected Operating Data

OIL AND GAS RESERVES

The reserves at December 31, 1997, 1996 and 1995 were estimated by Netherland, Sewell & Associates, Inc., an independent Dallas-based engineering firm. The reserves were prepared using constant prices and costs in accordance with the guidelines of the Securities and Exchange Commission ("SEC"), based on the prices received on a field-by-field basis as of December 31st of each year. The reserves do not include any value for probable or possible reserves which may exist, nor do they include any value for undeveloped acreage. The reserve estimates represent the net revenue interest (after royalties) of the Company.

                                                AS OF DECEMBER 31,
                                           -----------------------------
                                             1997            1996        1995
                                           ---------        --------    -------
ESTIMATED PROVED RESERVES:
   Oil (MBbls).............................   52,108        15,052        6,292
   Natural Gas (MMcf)......................   77,191        74,102       48,116
   Oil Equivalent (MBOE)...................   64,883        27,403       14,311
PERCENTAGE OF MBOE:
   Proved producing........................      40%           45%          38%
   Proved non-producing....................      26%           39%          40%
   Proved undeveloped......................      34%           16%          22%
REPRESENTATIVE OIL AND GAS PRICES: (1)
   West Texas Intermediate.................$  16.18       $  23.39     $  18.00
   NYMEX Henry Hub.........................    2.58           3.90         2.24
PRESENT VALUES:
   Discounted estimated future net cash
   flow before income taxes (PV10 Value)
   (thousands) (2).........................$361,329(3)    $316,098(4)  $ 96,965
   Standardized   measure   of   discounted
    estimated future net cash flow after net
    income taxes (thousands)...............$335,308       $241,872     $ 81,164
---------------

(1) The oil prices as of each respective year-end were based on West Texas Intermediate "WTI" posted prices per barrel and NYMEX Henry Hub ("NYMEX") prices per MMBtu,with these representative prices adjusted by field to arrive at the appropriate corporate net price.
(2) Determined based on year-end unescalated prices and costs in accordance with the guidelines of the SEC, discounted at 10% per annum.
(3) For comparative purposes the Company also prepared a reserve report as of December 31, 1997 using the prices used in the December 31, 1996 reserve report. The PV10 Value in this report was $633.4 million with 67.8 MMBOE of proved reserves. Of the PV10 Value $206.7 million was attributable to the Chevron Acquisition. As opposed to a PV10 Value of $109.4 million using December 31, 1997 prices.
(4) For comparative purposes the Company prepared a December 31, 1996 reserve report using a WTI price of $21.00 per Bbl and a NYMEX price of $2.40 per MMBtu with these prices also adjusted by field. The PV10 Value in this report was $213.7 million with 27.0 MMBOE of proved reserves. For the year ended December 31, 1997, the average WTI price was approximately $18.62 per Bbl and the average NYMEX price was approximately $2.59 per MMBtu.

CAPITAL EXPENDITURES

Denbury's commitment to future growth is best demonstrated by its reinvestment levels. The major components of the Company's capital expenditure programs over the last three years are as follows:

(Amounts in Thousands)                       Year Ended December 31,
                                         -------------------------------
                                           1997       1996        1995
                                         ---------  ---------  ---------
Property acquisition...................  $ 226,809  $  48,856  $  17,198
Exploration............................     20,734      4,592      1,687
Development............................     57,884     33,409      9,639
                                         ---------  ---------  ---------
    TOTAL CAPITAL EXPENDITURES           $ 305,427  $  86,857  $  28,524
                                         =========  =========  =========

FINDING COST

Finding costs are one of the primary critical factors in determining a company's profitability. Excluding the recent Chevron Acquisition approximately one-half of the Company's reserves have come from acquisitions and one-half of its reserves from exploitation and development. The finding cost for each of these activities can vary widely depending on market conditions, drilling costs, etc. In addition, one must also look at the type of reserves acquired as the cost per BOE will vary depending on the netbacks, timing of cash flow, etc. In the finding cost calculation all oil and gas expenditures incurred, including capital expenditures which will benefit future years such as seismic surveys, prospect costs and undeveloped properties have been included in the calculations. The forecasted future development costs as outlined in the independent engineer's reserve forecast have not been included in the calculation. The reserves are obtained from the unescalated SEC price case using the Company's net revenue interest plus applicable historical production, BOE equivalents are calculated using six Mcf per one barrel of oil.

                                                       THREE YEAR  INCEPTION
                                                         AVERAGE       TO
                                                1997    1995-1997     DATE
----------------------------------------------------------------------------
Total capitalized costs (millions)              $ 305.4   $  420.8   $ 471.6
Proved reserve additions and production (MMBOE)    42.6       63.3      76.1
----------------------------------------------------------------------------
AVERAGE FINDING COST PER BOE (6:1)              $  7.17   $   6.65   $  6.20
----------------------------------------------------------------------------

The above table includes $75 million of cost relating to the Chevron Acquisition which was allocated to unevaluated properties as of December 31, 1997. The average finding cost per BOE would be $5.41, $5.47 and $5.21 for 1997, the three-year average and inception to date amounts respectively if the $75 million were excluded from the calculation.

FIELD SUMMARIES

Denbury operates in two core areas, Louisiana and Mississippi. The eight largest fields owned by the Company constitute approximately 85% and 82%, respectively, of its total proved reserves on a BOE and PV10 Value basis. Within these eight fields the Company owns an average 91% working interest and operates 85% of the wells which comprise 71% of the Company's PV10 Value. These eight largest fields are located in three adjacent counties in Mississippi and one parish in Louisiana. The concentration of value in a relatively small number of fields allows the Company to benefit substantially from any operating cost reductions or production enhancements and allows the Company to effectively manage the properties from its two field offices in Houma, Louisiana and Laurel, Mississippi.

                                                                                                   1997                     Average
                                         Proved Reserves as of December 31, 1997 (1)  Average Production (2)                   Net
                                        --------------------------------------------  ---------------------      Gross       Revenue
                                          Oil     Natural Gas PV10 Value  PV10 Value    Oil     Natural Gas    Productive   Interest
                                        (MBbls)    (MMcf)      (000's)    % of Total  (Bbls/d)    (Mcf/d)       Wells (3)      (3)
------------------------------------------------------------------------------------------------------------------------------------
LOUISIANA
  Lirette                                  289     27,746   $ 44,668         12.4%        174     10,880           18          63.0%
  Bayou Rambio                              69     11,353     18,205          5.0%         46      3,492            3          59.1%
  Gibson                                   302      6,631     12,658          3.5%        251      4,988            3          57.8%
  South Chauvin                            135      7,333      9,734          2.7%         51      2,736            4          73.4%
  Other Louisiana                        1,423     15,048     33,192          9.2%      1,218     11,378           82          48.7%
------------------------------------------------------------------------------------------------------------------------------------
  Total Louisiana                        2,218     68,111    118,457         32.8%      1,740     33,474          110          51.5%
------------------------------------------------------------------------------------------------------------------------------------
MISSISSIPPI
  Heidelberg (4)                        30,171      2,517    118,973         32.9%          -(4)      -(4)        122          81.0%
  Eucutta                                8,967       --       58,657         16.2%      1,959        --            45          75.3%
  Quitman                                3,032       --       19,064          5.3%      1,470        --            18          60.7%
  Davis                                  2,660       --       13,348          3.7%      1,181        --            25          90.5%
  Other Mississippi                      4,834      5,597     29,667          8.2%      1,474      2,437           87          53.1%
------------------------------------------------------------------------------------------------------------------------------------
  Total Mississippi                     49,664      8,114    239,709         66.3%      6,084      2,437          297          66.5%
------------------------------------------------------------------------------------------------------------------------------------
OTHER                                      136        966      3,163          0.9%         78        408           --             -%
------------------------------------------------------------------------------------------------------------------------------------
COMPANY TOTAL                           52,018     77,191   $361,329        100.0%      7,902     36,319          407          60.7%
====================================================================================================================================

(1) The reserves were prepared using constant prices and costs in accordance with the guidelines of the SEC, based on the prices received on a field-by-field basis as of December 31, 1997. The oil price at that date was WTI $16.18 per Bbl adjusted by field and a NYMEX natural gas price average of $2.58 per MMBtu, also adjusted by field.
(2) This table does not include production on the properties acquired in the Chevron Acquisition on December 30, 1997.
(3) Includes only productive wells in which the Company has a working interest as of December 31, 1997.
(4) Property acquired in the Chevron Acquisition plus three other minor acquisitions. The average net production on the properties acquired in the Chevron Acquisition from October 1, 1997 through December 31, 1997 was 2,800 Bbls/d and 650 MCF/d.

                                       7

[ONE  ILLUSTRATION,  NOT  INCORPORATED  BY REFERENCE - SEE PREFACING  COMMENT ON
EXHIBIT 13 COVER PAGE]

ACQUISITIONS OF OIL AND NATURAL GAS PROPERTIES

The Company regularly seeks to acquire properties that complement its operations, provide exploitation, exploration and development opportunities and have cost reduction potential. During 1997, Denbury completed a total of 17 separate acquisitions for a total expenditure of $224.1 million, of which 14 of these acquisitions were in Mississippi and 3 were in Louisiana. The largest acquisition of the Company to date was the purchase of the Heidelberg Field from Chevron (the "Chevron Acquisition") which was completed at year-end 1997. Other less significant acquisitions during 1997 included the acquisition of additional interest at the Lirette Field in Louisiana and the Davis Field in Mississippi, plus new interest at the Crawford Creek Field, also in Mississippi.

                          Chevron Property Acquisition

On December 30, 1997, the Company acquired oil properties in the Heidelberg Field, Jasper County, Mississippi, from Chevron for approximately $202 million. The Chevron Acquisition represents the largest acquisition by the Company to date. The Heidelberg Field is adjacent to the Company's other primary oil properties in Mississippi and includes 122 producing wells, 96 of which the Company will operate. The Company purchased an average working interest of 94% and an average net revenue interest of 81% in these 96 wells, which wells account for approximately 99% of the field's average net daily production. The average net daily production from these properties during the fourth quarter of 1997 was approximately 2,800 Bbls/d and 650 Mcf/d.

The Chevron Acquisition added proved reserves as of December 31, 1997 of approximately 27.2 MMBbls and 2.5 Bcf, or approximately 27.6 MMBOE. As a result of the significant amount of future development and exploitation to be performed on these properties and the increase in future reserves and production that the Company expects to result from such development and exploitation, the Company has attributed $75 million of the purchase price to unevaluated properties.

The Company has scheduled several potential development projects for 1998 during its initial evaluation of the Heidelberg Field. These include initiating a waterflood project, upgrading lift capacity in over 12 wells, recompleting 30 wells in new zones and drilling 41 wells. Horizontal wells drilled by the Company in 1997 at nearby Davis, Quitman and Eucutta Fields improved daily production rates significantly as compared to vertical wells drilled in the same fields. Consequently, the Company anticipates that 31 of the 41 proposed wells in the Heidelberg Field will be horizontal wells. The Company's total 1998 development budget for the Heidelberg Field is approximately $30 million.

                           Update on 1996 Acquisitions

The Company completed several property acquisitions during 1996, the largest of which was the acquisition of producing oil and natural gas properties in Mississippi, Louisiana and Alabama, plus certain overriding royalty interests in Ohio, for approximately $37.2 million from Amerada Hess, effective May 1, 1996 (the "Hess Acquisition"). The average daily production from the properties included in the Hess Acquisition during May and June 1996, the first two months of ownership, was approximately 2,945 BOE/d. The average daily production on these properties had increased to 5,373 BOE/d by the fourth quarter of 1997 and had further increased to approximately 8,400 BOE/d during the month of January 1998.

As of December 31, 1997, in the Company's independent reserve report (the "December Report"), the properties in the Hess Acquisition had estimated net proved reserves of approximately 14.2 MMBOE with a PV10 Value of $95.1 million. This compares to approximately 5.9 MMBOE of net proved reserves and a $43.1 million PV10 Value on these same properties as reported in the Company's independent reserve report dated July 1, 1996 (the "July Report"). The December Report was calculated using year-end prices which were based on a WTI price of $16.18 per Bbl and a NYMEX price of $2.58 per Mcf, with these representative prices adjusted by field to arrive at the appropriate corporate net price, as compared to oil and gas prices of $20.00 and $2.65, respectively, in the July Report. In addition to the increase in proved reserves, the Company produced approximately 2.6 MMBOE from July 1, 1996 through December 31, 1997 with total net operating income of $30.5 million. As of December 31, 1997, the Company had a remaining net investment in these properties of approximately $43.4 million.

Company Business Strategy

The Company seeks to: (i) achieve attractive returns on capital through prudent acquisitions, development and exploratory drilling and efficient operations;
(ii) maintain a conservative balance sheet to preserve maximum financial and operational flexibility; and (iii) create strong employee incentives through equity ownership. The Company believes that its growth to date in proved reserves, production and cash flow is a direct result of its adherence to the following fundamental principles which are at the core of the Company's long-term growth strategy:

Experienced and Incentivized Personnel

The Company intends to maintain a highly competitive team of experienced and technically proficient employees and motivate them through a positive work environment and stock ownership in the Company. The Company's 29 geological and engineering professionals have an average of over 15 years of experience in the Gulf Coast region. The Company believes that employee ownership, which is encouraged through the Company's stock option and stock purchase plans, is essential for attracting, retaining and motivating quality personnel. The Company believes that all employees are important to the success of the Company and as such grants bonuses and stock options to both management and employees on a basis roughly proportional to salaries.

Regional Focus

By focusing its efforts in the Gulf Coast region, primarily Louisiana and Mississippi, the Company has been able to accumulate substantial geological and reservoir data and operating experience which it believes provides it with significant competitive advantages. The Company believes the Gulf Coast represents one of the most attractive regions in North America given the region's prolific production history, complex geology (with multiple producing horizons) and the opportunities that have been created by advanced technologies such as 3-D seismic and various drilling, completion and recovery techniques.

Disciplined Acquisition Strategy

The Company intends to continue to acquire properties where it believes significant additional value can be created. Such properties are typically characterized by: (i) long production histories; (ii) complex geological formations with multiple producing horizons and substantial exploitation potential; (iii) a history of limited operational focus and capital investment, often due to their relatively small size and limited strategic importance to the previous owner; and (iv) the potential for the Company to gain control of operations. The Company believes that due to continuing rationalization of properties, primarily by major integrated and independent energy companies, future acquisition opportunities should continue to be available. In addition, the Company seeks to maintain a well-balanced portfolio of oil and natural gas development, exploitation and exploration projects in order to minimize the overall risk profile of its investment opportunities while still providing significant upside potential.

Operation of High Working Interest Properties

The Company intends to continue to acquire working interest positions that give it operational control or that the Company believes may lead to operational control. Once a property is acquired, the Company employs its technical and operational expertise to fully evaluate a field's future potential. If favorable, it will consolidate its working interest positions, primarily through negotiated transactions, which tend to be attractively priced compared to acquisitions available in competitive situations. The consolidation of ownership allows the Company to: (i) enhance the effectiveness of its technical staff by concentrating on relatively few wells; (ii) increase production while adding virtually no additional personnel; and (iii) increase ownership in a property so that the potential benefits of value enhancement activities justify the allocation of Company resources.

Exploitation of Properties

The Company intends to maximize the value of its properties through a combination of increasing production, increasing recoverable reserves or reducing operating costs. During 1997, the Company's primary methodology for achieving these objectives was the use of horizontal drilling, which it also intends to emphasize in 1998. Horizontal drilling has historically produced oil at faster rates and with lower operating costs on a BOE basis than traditional vertical drilling. The Company also utilizes a variety of other techniques to maximize property values, including: (i) undertaking surface improvements such as rationalizing, upgrading or redesigning production facilities; (ii) making downhole improvements such as resizing downhole pumps or reperforating existing production zones; (iii) reworking existing wells into new production zones with additional potential; and (iv) utilizing exploratory drilling, which is frequently based on various advanced technologies such as 3-D seismic.

(One illustration, not incorporated by reference - see prefacing comment on Exhibit 13 Cover Page.)

Operations in Southern Louisiana

The Company's southern Louisiana producing fields are typically large structural features containing multiple sandstone reservoirs. Current production depths range from 7,000 feet to 16,000 feet with potential throughout the area for even deeper production. The region produces predominantly natural gas, with most reservoirs producing with a water-drive mechanism.

The  majority  of the  Company's  southern  Louisiana  fields  lie in the  Houma embayment area of Terrebonne and LaFourche Parishes. The area is characterized by complex geological structures which have produced prolific reserves, typical of the lower Gulf Coast geosyncline. Given the swampy conditions of southern Louisiana, 3-D seismic has only recently become feasible for this area as improvements in field recording techniques have made the process more economical. 3-D seismic has become a valuable tool in exploration and development throughout the onshore Gulf Coast and has been pivotal in discovering significant reserves. The Company currently owns or has license to work on over 300 square miles of 3-D seismic data and plans to continue to expand its data ownership. The Company believes that this 3-D seismic data, some of which is the first 3-D shot in these swampy areas, has the potential to identify significant exploration prospects, particularly in the deeper geopressured sections below 12,000 feet.

During 1995, the Company acquired approximately 46 square miles of 3-D seismic data over five of its existing fields in Southern Louisiana, namely Bayou Rambio, De Large, North Deep Lake, Gibson and Humphreys. During 1996, the Company entered into a joint venture agreement with two industry partners and shot approximately 158 square miles of 3-D seismic data in the Terrebonne Parish area, which includes three of the Company's existing fields, Lirette, Lapeyrouse and North Lapeyrouse. The Company's existing productive zones are excluded from the joint venture. Denbury owns a one-third interest in any new prospects discovered through this joint venture that currently owns rights to over 35,000 acres within the survey area. The 3-D seismic survey is complete and two wells have been drilled to date based on the results of the survey. One was a dry hole and the other a successful well in the Lirette Field area. There are currently 10 identified prospect areas which have been generated as a result of the survey, of which three should be drilled during the first half of 1998. The 3-D seismic survey is still being reviewed for additional drilling opportunities.

Lirette Field

The Lirette structure is a large salt-cored anticline located about 10 miles south of Houma, Louisiana, which has produced over one Tcf of natural gas from multiple reservoirs. The field is located in six to ten feet of inland water and produces from depths of 8,000 feet to 16,000 feet. The field was discovered in 1937, but in 1993, when the Company first acquired a 23% working interest in the field, gross production had declined to less than 3 MMcf/d. By January 1995, following a series of workovers of existing wells, gross production had grown to approximately 13.2 MMcf/d and 360 Bbls/d (6.5 MMcf/d and 150 Bbls/d net). Additional interests were acquired in 1995 and 1997 to increase the Company's ownership to its current average 82% working interest. During January 1998 the net production from this field averaged approximately 10.6 MMcf/d and 177 Bbls/d from 18 wells.

During the latter half of 1996, the Lirette Field was covered by a 3-D seismic survey which is currently being evaluated. One well was drilled in the Lirette area in 1997, the Scana No. 1 Laterre, as a result of this 3-D seismic survey. This well established two pay sands in the prolific Tex W interval in a southern untested fault block and should commence production in the first half of 1998. Two additional untested fault blocks have been identified on the Lirette structure and are scheduled for drilling during 1998.

Gibson Field

In late 1994, Denbury acquired minor working interests in five wells in the Gibson and adjacent Humphreys Fields located in Terrebonne Parish, 20 miles northwest of the Lirette Field, in the northern part of the Houma embayment. The Gibson Field, since its discovery in 1937, has produced over 813 Bcf and 14 MMBbls. During 1995, the Company acquired and processed 38 square miles of 3-D seismic data covering these fields and in November 1995 acquired a additional working interest in these fields. By December 1995, Denbury's acreage position had grown to 3,165 net acres with interests in six active wells and eight inactive wells. During January 1998, the net production in this field averaged approximately

5.2 Mmcf/d and 83Bbls/d. Denbury drilled two wells in this area in 1997, one of which was successful. This well, the Pelican A-12 found two productive intervals and was completed in the lower most formation. This well produced at an average rate of 460 Mcf/d net to the Company, during the month of January 1998. No wells are currently plannned in this field for 1998.

South Chauvin Field

In February 1996, the Company purchased interests in two producing wells and four non-producing wells in South Chauvin Field located in the Houma embayment area, about four miles south of Houma and six miles northwest of Lirette Field. Of the four currently producing wells at Chauvin, the Company owns an average 94% working interest. During January 1998, the net production from this field average 2.5 MMcf/d and 29 Bbls/d. In late 1996, the Company acquired 13.7 square miles of 3-D seismic data covering the field and is currently evaluating the data. The Company drilled one well in this area in 1997 which produced at an average rate of 1.3 MMcf/d and 17 Bbls/d, net to the Company, during the month of January 1998. One well, a sidetrack of an existing well, is currently planned in this field for 1998.

Bayou Rambio Field

Production at the Bayou Rambio Field was established in 1955 and has exceeded 150 Bcf and 920 MBbls to date. The Company operates three producing wells in the field, which is located in Terrebonne Parish about 15 miles west of Lirette Field. During January 1998, the net production from this field averaged 6.3 Mmcf/d and 59 Bbls/d. Two of these producing wells were drilled in 1997 based on a review of 3-D seismic data. The Company has one additional well planned for the first half of 1998 which will attempt to accelerate the production of the established reserves and increase the field's PV10 Value, while also testing a deeper sand interval which may establish additional pay sands.

Other Louisiana Fields

In addition to the above fields, the Company owns an interest in wells at 39 other fields in Louisiana, which in the aggregate averaged approximately 15.1 MMcf/d and 995 Bbls/d of net production during January 1998.


(One illustration, not incorporated by reference - see prefacing comment on Exhibit 13 Cover Page.)

(One illustration, not incorporated by reference - see prefacing comment on Exhibit 13 Cover Page.)

Operations in Mississippi

In Mississippi, most of the Company's production is oil, produced largely from depths of less than 10,000 feet. Fields in this region are characterized by relatively small geographic areas which generate prolific production from multiple pay sands. The Company's Mississippi production is usually associated with large amounts of saltwater, which must be disposed of in saltwater disposal wells, and almost all wells require pumping. These factors increase the operating costs on a per barrel basis as compared to Louisiana. The Company places considerable emphasis on reducing these costs in order to maximize the cash flow from this area. The Company has increased its emphasis in horizontal drilling based on its apparent success during the past year. These horizontal wells have contributed to the reduction of operating costs on a BOE basis during the last twelve months, as these wells typically produce oil more efficiently, resulting in higher production rates and better recovery efficiency.

The Company drilled its first horizontal well in 1995 at the South Thompson Creek Field in Mississippi and drilled a subsequent horizontal well in this field during 1996. Both of these wells were completed as producers. During the last quarter of 1996 and through the end of 1997, the Company drilled and completed twelve horizontal wells at an average cost of $1.05 million. These wells produced at an average production rate of 420 Bbls/d in their initial month of production. Although horizontal wells typically decline rapidly from their initial production rates, these twelve wells had an average production rate of 280 Bbls/d for the month of December 1997 and have been producing for an average of seven months. These horizontal wells typically have a higher internal rate of return than a comparable vertical well, reduce operating costs per BOE and reduce the number of wells required to drain the reservoir. The Company plans to drill over 50 horizontal wells in 1998 in Mississippi.

Heidelberg Field

Heidelberg field was discovered in 1944 and has produced an estimated 191 MMBbls and 36 Bcf since its discovery. This Field is a large salt-cored anticline which is divided by faulting into western and eastern segments. Production is from a series of normally pressured Cretaceous and Jurassic sandstone horizons situated between 4,500 feet and 11,500 feet. There are 11 producing formations in the Heidelberg Field containing over 40 individual reservoir intervals, with the majority of the current production coming from the Eutaw and Christmas sands at depths of approximately 5,000 feet.

The West Heidelberg Eutaw sands have been unitized and water injection began late in 1996 in order to increase the bottom hole pressure and improve recoveries from the formation. A production response to the injection is expected during 1998. The Eutaw East One Fault Block Oil Pool Unit (Eutaw formation in East Heidelberg) was recently unitized and injection is projected to commence in March 1998. These waterflood projects, particularly the East Unit, comprise a significant portion of the potential reserves at Heidelberg. The Company has a 78% working interest in the East Unit, 59% of which was acquired in the Chevron Acquisition and the remaining 19% of which was acquired over a three-month period from three other entities. The Company operates a similar Eutaw unit at its East Eucutta Field, located approximately nine miles to the southeast, with production from sands with similar porosity, permeability, thickness, oil characteristics and drive mechanisms.

The Company has scheduled several potential development projects for 1998 during its initial evaluation of the Heidelberg Field. These include initiating a waterflood project, upgrading lift capacity in over 12 wells, recompleting 30 wells in new zones and drilling 41 wells. Horizontal wells drilled by the Company in 1997 at nearby Davis, Quitman and Eucutta Fields improved daily production rates significantly as compared to vertical wells drilled in the same fields. Consequently, the Company anticipates that 31 of the 41 proposed wells will be horizontal wells. The Company's total 1998 development budget for the Heidelberg Field is approximately $30 million. During January 1998, the net production averaged approximately 2,750 Bbls/d.

Based on its experience in other fields in the same area, particularly with regard to the Mississippi properties acquired in the Hess Acquisition, the Company believes that significant additional reserve potential may exist beyond the identified proven reserves. The development budget in 1998 and ensuing years is expected, in part, to be used to evaluate this potential which is summarized below:

Higher oil recovery in the Eutaw sand waterfloods

Since discovery of the Heidelberg Field, total cumulative production in the Eutaw formation through December 1997 has been 80 MMBbls, which, based upon geological and engineering analysis, the Company estimates has recovered 22% of the original oil in place. Based upon a similar analysis, the Company estimates that historical cumulative production from the

Eutaw formation under waterflood at nearby East Eucutta Field has recovered an estimated 34% of the oil in place. The Company believes that similar recovery factors may be achievable at Heidelberg Field based on the geological conditions that appear to be analogous. The Company will also attempt to improve the recovery factors through the use of horizontal drilling and may also employ tertiary recovery methods such as carbon dioxide injection. The Company currently is evaluating the feasibility of such methods.

Higher oil recovery in the Christmas sands

Because of the success of the Company's horizontal drilling program in other fields in the area, the Company intends to develop the Christmas sands primarily through horizontal drilling. Since its discovery, the Christmas sands have produced approximately 67 MMBbls through December 1997. The Company believes these sands are ideal for horizontal development due to the strong natural water drive of these reservoirs. Recent horizontal drilling by the Company has produced oil at higher rates and reduced operating costs on a BOE basis as compared to vertical drilling. Although Denbury believes that horizontal drilling should ultimately increase the amount of oil recovered from the Christmas sands, to date the Company does not have enough production history to determine if, and to the extent, oil recoveries will increase.

Further drilling in deeper zones

The zones below the Christmas formation, including the Tuscaloosa, Paluxy, Rodessa, Hosston, Cotton Valley and Smackover formations, have produced on a cumulative basis a combined 44 MMBbls and 14 Bcf through December 1997. The Company believes that additional reserve potential may exist for extensions of existing reservoirs and potential new reservoirs in these zones within the Heidelberg Field area. A 36-square-mile 3-D seismic program over the field was shot by Chevron in 1993 and will be acquired under license by Denbury. The Company intends to reprocess the 3-D seismic data to evaluate this potential.

Eucutta Field

The Eucutta Field is located about 18 miles east of Laurel, Mississippi. Since its discovery in 1943, this field has produced 63 MMBbls and 4.7 Bcf. Denbury acquired the majority of its interests in this field as part of the Hess Acquisition and currently operates 45 producing oil wells and 3 saltwater injection wells.

The Eucutta Field is divided into a shallow Eutaw sand unit in which the Company has a 78% working interest and the deeper Tuscaloosa, Wash-Fred, Paluxy,
Rodessa, Sligo and Hosston sand zones in which the Company has an average working interest of 99%. The Eucutta Field traps oil in multiple sandstone reservoirs from the Eutaw to the Hosston formations in this highly faulted anticline from depths of 5,000 to 11,000 feet. Denbury recently established new production in the Paluxy interval in a series of six stacked sands. As of February 28, 1998, two additional vertical delineation wells and five horizontal wells have been drilled and completed for this Paluxy interval, with an additional four either in progress or planned for 1998. These recently completed horizontal wells had average initial production rates of approximately 1,300 Bbls/d. Although these wells are expected to have high initial decline rates, at the current rate, these wells should pay out in approximately three months. The deeper intervals of the Cotton Valley and Smackover formations have yet to be tested in crestal positions on this structure although these two horizons have proven to be highly productive throughout the Mississippi Salt Basin.

Bar graph illustrating Mississippi portion of Hess Acquisition

                       1996                                      1997
               ---------------------                      ---------------------
                Proved       Daily                         Proved       Daily
               Reserves    Production                     Reserves    Production
               ---------   ---------                      ---------   ---------
Third Quarter     4.2        1,580           First Quarter    (1)        2,769
Fourth Quarter    6.8        2,323           Second Quarter   (1)        3,364
                                             Third Quarter    (1)        4,079
                                             Fourth Quarter  12.6        4,514
(1) Not available

Since its acquisition in May 1996, the Company has implemented a capital expenditure program at Eucutta Field which included upgrading production facilities, recompletions and drilling wells. At the time of acquisition, production from this field was approximately 1,100 Bbls/d. All seven wells drilled in 1997 were successful, two of which were horizontal wells. As a result of these wells and other development work, during January 1998 the net production increased to an average of 5,255 Bbls/d. The Company plans to shoot a 3-D seismic survey over the field and have it processed by late 1998. During 1998, the Company also plans to drill 16 wells, of which nine will be horizontal wells.

Davis Field.

The Davis Field is located 42 miles northeast of Laurel in the northern part of the Mississippi salt basin. Denbury operates 36 producing wells within the area. Davis is a compact anticline that has produced over 21 MMBbls since its discovery by Conoco in 1969. Over 30 sands have produced oil between the intervals of 5,000 feet and 8,000 feet. At the time of acquisition in 1993, the gross production from this field was approximately 700 Bbls/d. During the month of January 1998, the gross production was approximately 920 Bbls/d with net production of 823 Bbls/d.

The Davis Field is a relatively mature field and produces large amounts of saltwater. During January 1998, the field produced an average of approximately 50,000 barrels of saltwater per day, all of which were re-injected into the ground. The Company places considerable emphasis on controlling operating costs in this field by minimizing the cost of saltwater disposal and pumping equipment.

Since acquiring the majority of the Davis Field in 1993, Denbury has undertaken an active redevelopment program including numerous workovers and several development wells. As a result of this work and continued reductions in operating costs, the Company has been able to steadily increase the proven reserves every year. During 1996, the Company drilled two successful horizontal wells to improve withdrawal efficiency and drilled an additional three horizontal wells in 1997, with one additional well in progress as of December 31, 1997. The Company plans to drill three to five wells in this field during 1998, of which all but one will be horizontal wells.

Quitman Field

The Quitman Field is located in Clarke County, Mississippi, 31 miles northeast of Laurel and near the Davis Field. The Company acquired the field as part of the Hess Acquisition and now operates 18 producing wells. The Company owns an average working interest of 93%. The Quitman Field was discovered in 1966 and has since produced approximately 21 MMBbls from 18 separate reservoirs between 7,500 feet and 12,000 feet. The principal producing zones at Quitman Field are the Smackover formation and several sands in the Cotton Valley formation.

Since its acquisition in May 1996, the Company has implemented a capital expenditure program at Quitman Field which has included upgrading production facilities and drilling wells. At the time of acquisition, the net production from this field was approximately 200 Bbls/d. During January 1998, the net
production   averaged  1,495  Bbls/d.  All  five  wells  drilled  in  1997  were successful, of which two were horizontal wells. During 1998, the Company plans to drill four wells, of which three will be horizontal wells.

Other Mississippi Fields

In addition to the above fields, Denbury owns an interest in wells in 35 other fields in Mississippi, which in the aggregate averaged approximately 1,819 Bbls/d and 2.6 MMcf/d of net production during January 1998.


(One illustration, not incorporated by reference - see prefacing comment on Exhibit 13 Cover Page.)

Selected Abbreviations

Bbls           ~ Barrels of oil
Bbl/d          ~ Barrels of oil produced per day
Bcf            ~ Billion cubic feet of natural gas
BOE            ~ Barrel of oil equivalent
                 using the ratio of one barrel of
                 crude oil to 6 Mcf of
                 natural gas
BOE/d          ~ Barrel of oil equivalent
                 produced per day
Btu            ~ British thermal unit
MBbls          ~ Thousand barrels of oil
MBOE           ~ Thousand BOE
MBOE/d         ~ Thousand barrels of oil
                 equivalent produced per day
MBtu           ~ Thousand Btu
Mcf            ~ Thousand cubic feet of natural gas
Mcf/d          ~ One thousand cubic feet
                 of natural gas produced per day
MMBbls         ~ Million barrels of oil
MMBOE          ~ Million BOE
MMBtu          ~ Million Btu
MMcf           ~ Million cubic feet of natural gas
MMcf/d         ~ Million cubic feet of
                 natural gas produced per day
PV10 Value     ~ Estimated future revenue to be generated from the production of proved reserves, net of estimated production and development costs, using prices in effect awt the determination date, without giving effect to non-property related expenses such as general and administrative expenses, debt service and future income taxes or to depreciation and amortization, discounted to
                 present  value  using  an  annual   discount  rate  of  10%  in
                 accordance with the guidelines of the Securities and Exchange Commission.
Tcf            ~ Trillion cubic feet of
                 natural gas



Financial Table of Contents

Management's Discussion &
  Analysis                       19
Independent Auditors' Report     27
Financial Statements             28
Shareholder Information          48

                Management's Discussion and Analysis of Financial
                       Condition and Results of Operations

Denbury is an independent energy company engaged in acquisition, development and exploration activities in the U.S. Gulf Coast region, primarily onshore in Louisiana and Mississippi. Over the last four years, the Company has achieved rapid growth in proved reserves, production and cash flow by concentrating on the acquisition of properties which it believes have significant upside potential and through the efficient development, enhancement and operation of those properties.

Acquisition of Chevron Properties

On December 30, 1997, the Company acquired oil properties in the Heidelberg Field, Jasper County, Mississippi, from Chevron for approximately $202 million (the "Chevron Acquisition"). The Chevron Acquisition represents the largest acquisition by the Company to date. The Heidelberg Field is adjacent to the Company's other primary oil properties in Mississippi and includes 122 producing wells, 96 of which the Company will operate. The Company purchased an average working interest of 94% and an average net revenue interest of 81% in these 96 wells, which wells account for approximately 99% of the field's average net daily production. The average net daily production from these properties during the fourth quarter of 1997 was approximately 2,800 Bbls/d and 650 Mcf/d.

The Chevron Acquisition added proved reserves as of December 31, 1997 of approximately 27.2 MMBbls and 2.5 Bcf, or approximately 27.6 MMBOE. As a result of the significant amount of future development and exploitation to be performed on these properties and the increase in future reserves and production that the Company expects to result from such development and exploitation, the Company has attributed $75 million of the purchase price to unevaluated properties.

The Company has scheduled several potential development projects for 1998 during its initial evaluation of the Heidelberg Field. These include initiating a waterflood project, upgrading lift capacity in over 12 wells, recompleting 30 wells in new zones and drilling 41 new wells. Horizontal wells drilled by the Company in 1997 at nearby Davis, Quitman and Eucutta Fields improved daily production rates significantly as compared to vertical wells drilled in the same fields. Consequently, the Company anticipates that 31 of the 41 proposed wells in the Heidelberg Field will be horizontal wells. The Company's total 1998 development budget for the Heidelberg Field is approximately $30 million.

Bar graph illustrating Acquisition Expenditures (in millions of dollars)

             1995   1996    1997
            -----  -----   ------
New          $2.6  $41.4   $216.4
Incremental  14.2    7.0      7.7

Update on 1996 Hess Acquisition

The Company completed several property acquisitions during 1996, the largest of which was the acquisition of producing oil and natural gas properties, principally in Mississippi and Louisiana, for approximately $37.2 million from Amerada Hess, effective May 1, 1996 (the "Hess Acquisition"). The average daily production from the properties included in the Hess Acquisition during May and June 1996, the first two months of ownership, was approximately 2,945 BOE/d. The average daily production on these properties had increased to 5,969 BOE/d by the fourth quarter of 1997.

As of December 31, 1997, in the Company's independent reserve report (the "December Report"), the properties in the Hess Acquisition had estimated net proved reserves of approximately 14.2 MMBOE with a PV10 Value of $95 million. This compares to approximately 5.9 MMBOE of net proved reserves and a $43.1 million PV10 Value on these same properties as reported in the Company's independent reserve report dated July 1, 1996 (the "July Report"). The December Report was calculated using year-end prices which were based on a West Texas Intermediate ("WTI") price of $16.18 per Bbl and a NYMEX Henry Hub price of $2.58 per MMBtu, with these representative prices adjusted by field to arrive at the appropriate corporate net price, as compared to oil and gas prices of $20.00 and $2.65, respectively, in the July Report. In addition to the increase in proved reserves, the Company produced approximately 2.6 MMBOE from July 1, 1996 through December 31, 1997 with total net operating income during the period of $32.1 million. The Company has incurred $38.3 million of capital cost during the same period, leaving a net investment as of December 31, 1997 of $43.4 million.

                Management's Discussion and Analysis of Financial
                      Condition and Results of Operations

1998 Public Debt and Equity Offering

On February 26, 1998, the Company closed its public sale of 5,240,780 Common Shares (which included the underwriter's over-allotment option of 683,580 Common Shares) at a price of $16.75 per share and a net price to the Company of $15.955 per share (the "Equity Offering"). Concurrently with the Equity Offering, affiliates of the Texas Pacific Group ("TPG"), the Company's largest shareholder, purchased 313,400 Common Shares from the Company at $15.955 per share, equal to the price to the public per share less underwriting discounts and commissions (the "TPG Purchase"). The net proceeds to the Company from the Equity Offering and TPG Purchase were approximately $88.6 million, before offering expenses.

Concurrently with the Equity Offering and TPG Purchase, Denbury Management Inc., a wholly-owned subsidiary of the Company, issued $125 million in aggregate principal amount of 9% Senior Subordinated Notes Due 2008 (the "Debt Offering" and the "Notes"). These Notes contain certain debt covenants, including covenants that limit (i) indebtedness, (ii) certain payments including dividends, (iii) sale/leaseback transactions, (iv) transactions with affiliates,
(v) liens, (vi) asset sales, and (vii) mergers and consolidations. The net proceeds to the Company from the Debt Offering were approximately $121.8 million, before offering expenses.

The total net proceeds from the debt and equity offerings were approximately $209.8 million after deducting the estimated offering expenses of $600,000. The Company used these proceeds to reduce outstanding borrowings under the Company's bank credit facility, the majority of which had been borrowed to fund the $202 million Chevron Acquisition.

Pie Charts illustrating Capitalization

In Millions of Dollars   12/31/97  02/28/98
                         --------  --------
Bank                         240        40
Common                       133       221
Subordinated Debt              -       125
Retained Earnings             27        27*
* 12/31 Amount

Restated Credit Facility

The Company has a credit facility (the "Credit Facility") with NationsBank of Texas, N.A., as agent for a group of eight other banks. The Credit Facility was increased in size from $150 million to $300 million in December 1997 and the borrowing base was increased to $260 million in order to fund the Chevron Acquisition. As of December 31, 1997, the Company had an outstanding balance on this facility of $240 million. This balance was reduced to $40 million as of February 28, 1998 after application of the net proceeds from the Debt and Equity Offerings and the TPG Purchase (collectively the "Capital Transactions"), net of $9.8 million of additional borrowings. The Credit Facility consists of a five-year revolving credit facility with a borrowing base (after the Capital Transactions) of $165 million. This borrowing base is subject to review every six months and the Credit Facility is secured by substantially all of the Company's oil and natural gas properties, except for those acquired in the Chevron Acquisition. Interest is payable on the revolving credit facility at either the prime rate or, depending on the percentage of the borrowing base that is outstanding, at rates ranging from LIBOR plus 7/8% to LIBOR plus 13/8%. The Credit Facility has several restrictions, including, among others: (i) a prohibition on the payment of dividends; (ii) a requirement for a minimum equity balance; (iii) a requirement to maintain positive working capital (as defined in the Credit Agreement); (iv) a minimum interest coverage test; and (v) a prohibition on most debt, lien and corporate guarantees.

Capital Resources and Liquidity

As discussed below, in each of the last three years, the Company's capital expenditures required additional debt and equity capital to supplement cash flow from operations.

                                      YEAR ENDED DECEMBER 31,
                                    ---------------------------
DOLLARS IN THOUSANDS                 1997      1996      1995
                                    -------  --------  --------
Acquisitions of oil and natural     $224,145  $48,407   $16,763
  gas properties
Oil and natural gas expenditures      81,282   38,450    11,761
---------------------------------------------------------------
Total                               $305,427  $86,857   $28,524
---------------------------------------------------------------

From January 1, 1995, through December 31, 1997, the Company has made total capital expenditures of $420.8 million. These capital expenditures were funded by the issuance of equity ($105.3 million), bank debt ($225.1 million) and cash generated by operations ($90.4 million). As of December 31, 1997, the Company had minimal working capital with approximately $240 million of bank debt outstanding. On February 26, 1998, $200 million of the bank debt was repaid with proceeds from the Capital Transactions, leaving the Company with a total debt balance of $165 million ($40 million of bank debt and $125 million of Notes).

                Management's Discussion and Analysis of Financial
                      Condition and Results of Operations


Bar graph illustrating Capital Expenditures (in millions of dollars)

                       1995   1996   1997
                      ------ ------ ------
Development             11.7   38.5   81.3
Acquisitions            16.8   48.4  224.1

Although the Company is still reviewing its budget, particularly in light of the recent Chevron Acquisition, the Company is currently budgeting capital expenditures for 1998 of approximately $95 million, of which approximately $30 million is allocated for the properties included in the Chevron Acquisition. Although the Company's projected cash flow is highly variable and difficult to predict as it is dependent on product prices, drilling success and other factors, these projected expenditures are expected to exceed the Company's cash flow during 1998. Even though the recent reduction in oil product prices has significantly reduced the Company's projected 1998 cash flow and net income, as of February 28, 1998, the Company had an unused borrowing base of $125 million under the Credit Facility to fund any potential cash flow deficits. Furthermore, if external capital resources are limited or reduced in the future, the Company can also adjust its capital expenditure program accordingly. However, such adjustments could limit, or even eliminate, the Company's future growth.

In addition to its internal capital expenditure program, the Company has historically required capital for the acquisition of producing properties, which have been a major factor in the Company's rapid growth during recent years. There can be no assurance that suitable acquisitions will be identified in the future or that any such acquisitions will be successful in achieving desired profitability objectives. Although the Company does not anticipate that the recent reduction in oil prices will require the Company to reduce its planned development program, it could limit the amount of funds available for acquisitions. Without suitable acquisitions or the capital to fund such acquisitions, the Company's future growth could be limited or even eliminated.

Sources and Uses of Funds

During 1997, the Company spent approximately $81.3 million on exploration and development expenditures and approximately $224.1 million on acquisitions, the majority of which related to the $202 million Chevron Acquisition. The exploration and development expenditures included approximately $55.9 million spent on drilling, $9 million on geological, geophysical and acreage expenditures and $16.4 million on workover costs. These expenditures were funded by available cash, bank debt and cash flow from operations.

During 1996, the Company spent approximately $33.4 million on oil and natural gas development expenditures, $37.2 million on the Hess Acquisition, $7.5 million on properties acquired in April 1996 (the "Ottawa Acquisition"), $3.7 million on other minor oil and natural gas acquisitions, and approximately $5.1 million on geological, geophysical and acreage expenditures. The development expenditures included $15.5 million spent on drilling and the balance of $17.9 million was spent on workover costs. These expenditures were funded during the year by bank debt, available cash and cash flow from operations, although the bank debt was retired with the proceeds from a public offering of Common Shares in October 1996.

During 1995, the Company made $28.5 million in capital expenditures, with the single largest component being a $10 million acquisition of seven producing wells in the Gibson and Humphreys Fields located near the Company's other properties in southern Louisiana (the "Gibson Acquisition"). The balance of 1995 acquisition expenditures were for additional interests in the Company's Lirette Field in Louisiana ($2.9 million), interests in the Bully Camp Field, also in Louisiana ($2.1 million), and a few smaller acquisitions in both Mississippi and Louisiana. During 1995, the Company also spent $1.9 million on drilling, $1.1 million for acreage and geological and geophysical expenditures, and the balance of $8.1 million on workovers costs. The 1995 expenditures were funded on an interim basis with cash flow from operations ($9.4 million) and bank debt ($19.4 million), which was repaid in December 1995 with a portion of the $39.5 million of net proceeds from a private placement of equity with TPG.

                Management's Discussion and Analysis of Financial
                      Condition and Results of Operations

RESULTS OF OPERATIONS

Operating Income

During the last three years, operating income has increased significantly as outlined in the following table. Oil and natural gas revenue increased as a result of the increased oil and natural gas production and strong oil and natural gas product prices.

                                      Year ended December 31,
------------------------------------ -------------------------
                                      1997     1996     1995
------------------------------------ -------------------------
OPERATING INCOME (THOUSANDS)
Oil sales                            $49,748  $28,475  $10,852
Natural gas sales                     35,585   24,405    9,180
Less production expenses             (22,218) (13,495)  (6,789)
------------------------------------ -------------------------
    Operating income                 $63,115  $39,385  $13,243
------------------------------------ -------------------------
UNIT PRICES
Oil price per Bbl                    $ 17.25   $18.98  $ 14.90
Gas price per Mcf                       2.68     2.73     1.90
------------------------------------ -------------------------
NETBACK PER BOE
Sales price                          $ 16.75  $ 17.69  $ 13.05
Production expenses                    (4.36)   (4.51)   (4.42)
------------------------------------ -------------------------
                                      $12.39   $13.18    $8.63
------------------------------------ -------------------------
AVERAGE DAILY PRODUCTION VOLUME:
      Bbls                             7,902    4,099    1,995
      Mcf                             36,319   24,406   13,271
      BOE                             13,955    8,167    4,207
------------------------------------ -------------------------

Bar graph illustration of average daily oil & natural gas production by quarter (BOE basis):
                1993   1994   1995   1996    1997
               ------ ------ ------ ------ -------
First Quarter     756  2,384  3,800  5,453  12,256
Second Quarter    848  2,527  3,885  7,841  13,404
Third Quarter   1,473  2,981  4,062  9,208  14,195
Fourth Quarter  1,682  3,528  5,067 10,132  15,922

Historically, the Company has grown from both acquisitions and internal development and exploitation of the acquired properties. This is best evidenced by the fact that approximately 52% of the Company's historical reserves have been obtained from acquisitions and the remaining 48% from internal development (excluding the Chevron Acquisition on December 30, 1997). Although the production increases do not necessarily always directly correlate with reserve additions, production increases have also been fueled by both internal growth from the Company's development and exploitation programs and from the property acquisitions. Between 1995 and 1996, production increased 94% with approximately 2,550 BOE/d attributable to the properties included in the Hess and Ottawa
Acquisitions and 750 BOE/d attributable to properties included in the Gibson Acquisition. The balance of approximately 660 BOE/d was attributable to internal growth on other properties. However, between 1996 and 1997, production

                Management's Discussion and Analysis of Financial
                      Condition and Results of Operations

increased 71% with approximately 94% of the increase from internal growth and the balance from acquisitions. Most of this internal growth is attributable to the properties acquired in the Hess Acquisition in 1996 as production has increased from 2,945 BOE/d during the first two months of ownership (May and June, 1996) to approximately 5,969 BOE/d during the fourth quarter of 1997.

Bar graph illustrating oil prices


Dollars per Bbl      1995    1996     1997
                    -----   -----    -----
                    14.90   18.98    17.25

Oil and natural gas revenue has increased not only because of the large increases in production, but also due to improved product prices since 1995. During 1996, product prices increased substantially with a 27% increase in the average oil price and a 44% increase in the average natural gas price. Coupled with the production increases, the Company's oil and natural gas revenue increased 164%, or $32.8 million, from 1995 to 1996. Approximately $21.9 million of the increase was related to properties acquired in the Hess, Ottawa and Gibson Acquisitions, approximately $7.7 million due to the increase in product prices and the balance of approximately $3.2 million due to increased production from internal growth on other properties. Between 1996 and 1997, oil and natural gas revenue increased 61%, primarily as a result of the increased production (on a BOE basis), as oil and natural gas prices decreased 5% on a BOE basis. This price change consisted of a 9% decline in oil prices and a more modest decline of 2% in natural gas prices. Only $1.4 million of the revenue increase during 1997 was related to acquisitions during the year.

Bar graph illustrating natural gas prices

Dollars per Mcf      1995     1996    1997
                    -----    -----   -----
                     1.90     2.73    2.68

Total production expenses increased each year along with the increases in production, although on a BOE basis, production expenses increased only 2% from 1995 to 1996 and decreased 3% from 1996 to 1997. The 1996 increase was largely attributable to a change in the mix of properties as the Mississippi oil properties tend to have a higher operating cost per BOE than the Louisiana gas properties. During the first two months of ownership (May and June 1996), the production expenses averaged $6.27 per BOE on the Hess Acquisition properties which were more heavily weighted toward Mississippi oil than Louisiana gas. After assuming operations, these averages were brought more in line with the Company averages through cost savings and increased production levels and for the seven months ended December 31, 1996, production expenses on these properties averaged $5.35 per BOE.

During 1997, the Company was able to lower operating costs per BOE through its cost savings efforts and by increasing production without a corresponding increase in the number of properties. For the properties acquired in the Hess Acquisition, operating expenses declined 15% from the 1996 level of $5.35 per BOE to an average of $4.56 per BOE. The Company's recent emphasis on horizontal drilling contributed to these production increases and resultant savings, even though the Company's production became even more weighted towards oil (which has higher operating costs) with 57% of the 1997 BOE production coming from oil as compared to 50% of the Company's 1996 BOE production coming from oil.

                       General and Administrative Expenses

General and administrative ("G & A") expenses have increased as outlined below along with the Company's growth.

                                 Year ended December 31,
----------------------------------------------------------
                                  1997    1996      1995
----------------------------------------------------------
NET G&A EXPENSES (THOUSANDS)
Gross expenses                  $ 13,909  $8,407    $3,900
State franchise taxes                428     213       100
Operator overhead charges         (5,502) (2,916)   (1,438)
Capitalized exploration expenses  (2,225) (1,224)     (630)
----------------------------------------------------------
            Net expenses        $  6,610  $4,480    $1,932
----------------------------------------------------------
Average G&A cost per BOE        $   1.30  $ 1.50    $ 1.25
Employees as of December 31          157     122        51
----------------------------------------------------------

On a BOE basis, these costs increased 20% from 1995 to 1996 but decreased 13% from 1996 to 1997, almost returning to the 1995 level. As a result of improved financial results during the first quarter of 1996 and other factors, the Company conducted a review of salaries and awarded increases and bonuses in February 1996 to its employees. Bonuses, including related payroll taxes,

                Management's Discussion and Analysis of Financial
                      Condition and Results of Operations

amounted to approximately $225,000 ($.08 per BOE). During 1996, the Company also accrued $545,000 ($.18 per BOE) for bonuses which were awarded in February 1997. In addition, the Company began to increase its staff levels during the second quarter of 1996 to handle the Hess Acquisition, but was not entitled to any operator's overhead recovery on these properties until July 15, 1996, further fueling an increase in general and administrative cost per BOE, as Amerada Hess remained the operator of record until that date.

The decrease in G&A expense on a BOE basis during 1997 was partially attributable to the increased production on both an absolute and per well basis. Furthermore, the respective well operating agreements allow the Company, when it is the operator, to charge a well with a specified overhead rate during the drilling phase. As a result of the increased drilling activity in 1997 (44 wells drilled during 1997 versus 10 wells drilled during 1996), the percentage of gross G&A recovered through these types of allocations (listed in the above table as "Operator overhead charges") increased when compared to the corresponding periods of 1996. During 1996, approximately 35% was recovered by operator overhead charges, while during 1997 this recovery increased to 40%.

Bar graph illustrating dollars per BOE.

            1995   1996  1997
            ----- ------ -----
Cash flow    6.12  11.42 11.11
Interest     1.26    .26     -
G&A          1.25   1.50  1.30
Production   4.42   4.51  4.36

                         Interest and Financing Expenses

                                      YEAR ENDED DECEMBER 31,
------------------------------------ -------------------------
AMOUNTS IN THOUSANDS EXCEPT PER
UNIT AMOUNTS                           1997     1996     1995
------------------------------------ -------------------------
Interest expense                     $ 1,111   $1,993   $2,085
Non-cash interest expense                (91)    (459)     (90)
------------------------------------ -------------------------
Cash interest expense                  1,020    1,534    1,995
Interest and other income             (1,123)    (769)     (77)
------------------------------------ -------------------------
  Net interest expense (income)      $  (103) $   765  $ 1,918
------------------------------------ -------------------------
Average interest expense (income)
  per BOE                            $ (0.02) $  0.26  $  1.26
Average debt outstanding             $12,700  $19,500  $21,400
Average interest rate                   6.9%     7.9%     9.3%
Ratio of earnings to fixed charges      19.9      4.6      1.5
--------------------------------------------------------------
Imputed preferred dividend           $     -  $ 1,281  $     -
Loss on early extinguishment of debt       -      440      200
--------------------------------------------------------------

During the first half of 1996 and 1997, the Company had minimal debt outstanding as virtually all of the bank debt had been retired during the previous fourth quarter. In 1995, the bank debt was repaid with proceeds from the December 1995 private placement of equity with TPG and in 1996 with proceeds from a public offering of Common Shares completed in October 1996. However, in 1996, the Company did incur debt late in the second quarter to fund property acquisitions, the largest of which was the Hess Acquisition, and during 1997, the Company borrowed $202 million of its December 31, 1997 balance of $240 million late in the fourth quarter to fund the Chevron Acquisition.

The private placement of equity in December 1995 with TPG included 1.5 million Convertible Preferred Shares. During 1996, the Company recognized $1.3 million of charges representing the imputed preferred dividend until October 30, 1996 when the Convertible Preferred was converted into 2.8 million Common Shares. Under Canadian generally accepted accounting principles ("GAAP"), this dividend was reported as an operating expense, while under U.S. GAAP this would not be an expense but it would be deducted from net income to arrive at net income attributable to the common shareholders. In addition to paying off its bank debt and converting the Convertible Preferred into common equity during 1996, the Company also converted its remaining subordinated debt into common equity, leaving the Company essentially debt-free as of December 31, 1996.

During 1996, the Company had a $440,000 charge relating to a loss on early extinguishment of debt. These costs related to the remaining unamortized debt issue costs of the Company's prior credit facility which was replaced in May 1996. The Company also had a charge of $200,000 during the first half of 1995 for the same type of expense relating to a previous bank refinancing. Under U.S. GAAP, a loss on early extinguishment of debt would be an extraordinary item rather than a normal operating expense as required by Canadian GAAP.

               Management's Discussion and Analysis of Financial
                      Condition and Results of Operations


Depletion, Depreciation, Amortization and Site Restoration

Depletion, depreciation and amortization ("DD&A") has increased along with the additional capitalized cost and increased production. DD&A per BOE increased 15% from 1995 to 1996 primarily due to 59% of the 1995 capital expenditures and 56% of the 1996 expenditures relating to property acquisitions, which often have a higher per unit cost than those reserves added by development expenditures.

The oil prices used in the December 31, 1996 reserve report were based on a WTI price of $23.39 per Bbl, with these representative prices adjusted by field to arrive at the appropriate corporate net price in accordance with the rules of the Securities and Exchange Commission while the comparable WTI price in the December 31, 1997 reserve report was $16.18 per Bbl. Using 1996 prices, the Company's proved oil reserves would have been 2.1 MMBOE higher (excluding the properties acquired in the Chevron Acquisition). This loss of reserves due to product price decreases caused DD&A to increase approximately $0.29 per BOE during 1997. Overall, DD&A increased $0.43 per BOE during 1997 (7%) with the balance of the increase resulting from rising drilling costs, particularly in Louisiana.

Bar graph illustrating proven reserves. (in millions of BOE)

                       1995    1996     1997
                       ----    ----     ----
Chevron                 -       -       27.6
Oil                     6.3    15.0     24.8
Natural Gas             8.0    12.4     12.5

The Company also provides for the estimated future costs of well abandonment and site reclamation, net of any anticipated salvage, on a unit-of-production basis. This provision is included in the DD&A expense and has increased each year along with an increase in the number of properties owned by the Company.

                                      YEAR ENDED DECEMBER 31,
------------------------------------ -------------------------
AMOUNTS IN THOUSANDS EXCEPT PER
UNIT AMOUNTS                           1997     1996     1995
------------------------------------ -------------------------
Depletion and depreciation           $32,311  $17,533   $7,918
Site restoration provision               408      371      104
------------------------------------ -------------------------
Total amortization                   $32,719  $17,904   $8,022
------------------------------------ -------------------------
Average DD&A cost per BOE            $  6.42  $  5.99   $ 5.22
------------------------------------ -------------------------

                                  Income Taxes

Due to a net operating loss of the U.S. subsidiary each year for tax purposes, the Company does not have any current income tax provision. The deferred income tax provision as a percentage of net income has varied depending on the mix of Canadian and U.S. expenses. The 1996 rate was highest of the three years outlined below due to the non-deductible imputed preferred dividend and interest on the subordinated debt during that year.

                                      YEAR ENDED DECEMBER 31,
------------------------------------ ------------------------
                                      1997     1996     1995
------------------------------------ -------  ------- -------
Deferred income taxes (thousands)    $ 8,895  $ 5,312 $   367
Average income tax costs per BOE     $  1.75  $  1.78 $  0.24
Effective tax rate                       37%      38%     34%
------------------------------------ -------  ------- -------

Bar graphs illustrating cash flow and net income. (in millions of dollars)

                               1995 1996  1997                  1995  1996  1997
                              ----- ---- -----                  ----  ----  ----
Cash flow from  operations
excluding the change in
working capital items           9.4 34.1  56.6      Net Income   0.7   8.7  14.9

               Management's Discussion and Analysis of Financial
                      Condition and Results of Operations

                                   Net Income

Primarily as a result of increased production and strong product prices, net income and cash flow from operations increased substantially from 1995 through 1997 as outlined below.

                                      YEAR ENDED DECEMBER 31,
------------------------------------ -------------------------
AMOUNTS IN THOUSAND EXCEPT PER
SHARE AMOUNTS                          1997     1996     1995
------------------------------------ -------  -------  -------
Net income                           $14,903  $ 8,744  $   714
Net income per common share:
   Basic                             $  0.74    $0.67  $  0.10
   Fully diluted                        0.70     0.62     0.10
Cash flow from operations (a)        $56,607  $34,140  $ 9,394
------------------------------------ -------  -------  -------

(a) Represents cash flow provided by operations, exclusive of the net change in non-cash working capital balances.

The following table summarizes the cash flow, DD&A and net income on a BOE basis for the comparative periods. Each of the individual components are discussed above.

                                           YEAR ENDED DECEMBER 31,
------------------------------------     ---------------------------
Per BOE Data                               1997      1996      1995
------------------------------------     ---------------------------
  Revenue                                 $16.75    $17.69    $13.05
  Production expenses                      (4.36)    (4.51)    (4.42)
---------------------------------------------------------------------
  Production netback                       12.39     13.18      8.63
  General and administrative               (1.30)    (1.50)    (1.25)
  Interest and other income (expense)       0.02     (0.26)    (1.26)
---------------------------------------------------------------------
  Cash flow from operations (a)            11.11     11.42      6.12
  DD&A                                     (6.42)    (5.99)    (5.22)
  Deferred income taxes                    (1.75)    (1.78)    (0.24)
  Other non-cash items                     (0.01)    (0.72)    (0.19)
---------------------------------------------------------------------
      Net income                          $ 2.93    $ 2.93    $ 0.47
---------------------------------------------------------------------

(a) Represents cash flow provided by operations, exclusive of the net change in non-cash working capital balances.

                             Year 2000 Modifications

The Company is currently reviewing its computer systems in order to evaluate necessary modifications for the year 2000 and is also making inquiries with regard to the systems used by its oil and natural gas purchasers and other third parties that the Company relies on as part of its normal business. The Company does not believe that it will incur any material expenditures, nor require any significant modifications to make its internal systems year 2000 compliant; however, it has not yet fully evaluated the status of third-party systems and the effect, if any, on the Company if third-party systems are not year 2000 compliant.

                      Recently Issued Accounting Standards

See discussion of Recently Issued Accounting Standards in Note 8 of the Consolidated Financial Statements.

Independent Auditors' Report


                  To the Shareholders of Denbury Resources Inc.


We have audited the consolidated balance sheets of Denbury Resources Inc. as at December 31, 1997 and 1996 and the consolidated statements of income, changes in shareholders' equity and cash flows for each of the years in the three year period ended December 31, 1997. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, these consolidated financial statements present fairly in all material respects, the financial position of the Company as at December 31, 1997 and 1996 and the results of its operations and the changes in shareholders' equity and cash flows for each of the years in the three year period ended December 31, 1997, in accordance with accounting principles generally accepted in Canada.


Deloitte & Touche


Chartered Accountants

Calgary, Alberta
February 27, 1998

Consolidated Balance Sheets



AMOUNTS IN THOUSANDS OF U.S. DOLLARS                 DECEMBER 31,
                                                 --------------------
                                                   1997       1996
                                                 --------   ---------
ASSETS
CURRENT ASSETS
   Cash and cash equivalents...................  $  9,326   $  13,453
   Accrued production receivable...............     8,692      11,906
   Trade and other receivables.................    15,362       3,643
                                                 --------   ---------
           Total current assets   .............    33,380      29,002
                                                 --------   ---------
PROPERTY AND EQUIPMENT (USING FULL COST
 ACCOUNTING)
   Oil and natural gas properties..............   388,766     159,724
   Unevaluated oil and natural gas properties..    82,798       6,413
   Less accumulated depreciation and depletion.   (62,732)    (31,141)
                                                 --------   ---------
          Net property and equipment...........   408,832     134,996
                                                 --------   ---------
OTHER ASSETS...................................     5,336       2,507
                                                 --------   ---------
           TOTAL ASSETS........................  $447,548   $ 166,505
                                                 ========   =========
LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES
   Accounts payable and accrued liabilities....  $ 24,616   $  10,903
   Oil and gas production payable..............     6,052       5,550
   Current portion of long-term debt ..........        20          67
                                                 --------   ---------
           Total current liabilities...........    30,688      16,520
                                                 --------   ---------
LONG-TERM LIABILITIES
   Long-term debt..............................   240,000         125
   Provision for site reclamation costs........     1,017         613
   Deferred income taxes and other.............    15,620       6,743
                                                 --------   ---------
           Total long-term liabilities.........   256,637       7,481
                                                 --------   ---------
SHAREHOLDERS' EQUITY
   Common shares, no par value, unlimited
     shares authorized; outstanding - 20,388,683
     and 20,055,757 shares at December 31, 1997
     and December 31, 1996, respectively.......   133,139     130,323
   Retained earnings...........................    27,084      12,181
                                                 --------   ---------
           Total shareholders' equity..........   160,223     142,504
                                                 --------   ---------
     TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY  $447,548   $ 166,505
                                                 ========   =========

Approved by the Board:

  /s/  Gareth Roberts                              /s/ Wieland F. Wettstein
-------------------------                        -----------------------------
Gareth Roberts                                    Wieland Wettstein
Director                                          Director






See Notes to Consolidated Financial Statements

Consolidated Statements of Income



                                                 YEAR ENDED DECEMBER 31,
                                                -------------------------
AMOUNTS IN THOUSANDS EXCEPT PER SHARE
AMOUNTS (U.S. DOLLARS)                           1997     1996     1995
                                                -------  -------  -------
REVENUES
     Oil, natural gas and related product
        sales................................   $85,333  $52,880  $20,032
     Interest income and other...............     1,123      769       77
                                                -------  -------  -------
           Total revenues....................    86,456   53,649   20,109
                                                -------  -------  -------
EXPENSES
     Production..............................    22,218   13,495    6,789
     General and administrative..............     6,182    4,267    1,832
     Interest................................     1,111    1,993    2,085
     Imputed preferred dividends.............         -    1,281        -
     Loss on early extinguishment of debt....         -      440      200
     Depletion and depreciation..............    32,719   17,904    8,022
     Franchise taxes.........................       428      213      100
                                                -------  -------  -------
            Total expenses...................    62,658   39,593   19,028
                                                -------  -------  -------
Income before income taxes...................    23,798   14,056    1,081
Provision for income taxes...................    (8,895)  (5,312)    (367)
                                                -------  -------  -------
NET INCOME...................................   $14,903  $ 8,744  $   714
                                                =======  =======  =======
NET INCOME PER COMMON SHARE..................
   Basic.....................................   $  0.74  $  0.67  $  0.10
   Fully diluted.............................   $  0.70  $  0.62  $  0.10

Average number of common shares outstanding..    20,224   13,104    6,870
                                                =======  =======  =======
















See Notes to Consolidated Financial Statements

Consolidated Statements of Cash Flows

                                                    YEAR ENDED DECEMBER 31,
                                                  --------------------------
AMOUNTS IN THOUSANDS OF U.S. DOLLARS               1997     1996      1995
                                                  -------  -------  --------
CASH FLOW FROM OPERATING ACTIVITIES:
   Net income..................................   $14,903  $ 8,744  $    714
   Adjustments  needed to  reconcile to net
    cash flow provided by operations:
       Depreciation, depletion and amortization.   32,719   17,904     8,113
       Deferred income taxes....................    8,895    5,312       367
       Imputed preferred dividend...............        -    1,281         -
       Loss on early extinguishment of debt.....        -      440       200
       Other....................................       90      459         -
                                                  -------  -------  --------
                                                   56,607   34,140     9,394
Changes in working capital items relating
  to operations:
       Accrued production receivable............    3,214   (8,694)   (1,303)
       Trade and other receivables..............  (11,719)  (1,508)     (168)
       Accounts payable and accrued liabilities.   13,713    6,711    (1,660)
       Oil and gas production payable...........      502    4,536       490
                                                  -------  -------  --------
NET CASH FLOW PROVIDED BY OPERATIONS............   62,317   35,185     6,753
                                                  -------  -------  --------
CASH FLOW USED FOR INVESTING ACTIVITIES:
       Oil and natural gas expenditures.........  (81,282) (38,450)  (11,761)
       Acquisition of oil and natural gas
          properties............................ (224,145) (48,407)  (16,763)
       Net purchases of other assets............   (2,132)  (1,726)     (560)
       Acquisition of subsidiary, net of
          cash acquired.........................        -      209         -
                                                  -------  -------  --------

NET CASH USED FOR INVESTING ACTIVITIES.........  (307,559) (88,374)  (29,084)
                                                  -------  -------  --------
CASH FLOW FROM FINANCING ACTIVITIES:
       Bank borrowings..........................  239,900   47,900    19,350
       Bank repayments..........................        -  (47,900)  (34,200)
       Issuance of subordinated debt............        -        -     1,772
       Issuance of common stock.................    2,816   60,664    26,825
       Issuance of preferred stock..............        -        -    15,000
       Costs of debt financing..................   (1,511)    (411)     (493)
       Other....................................      (90)    (164)      (82)
                                                  -------  -------  --------

NET CASH PROVIDED BY FINANCING ACTIVITIES.......  241,115   60,089    28,172
                                                  -------  -------  --------

NET INCREASE (DECREASE) IN CASH AND CASH
     EQUIVALENTS................................   (4,127)   6,900     5,841

Cash and cash equivalents at beginning of year..   13,453    6,553       712
                                                  -------  -------  --------

CASH AND CASH EQUIVALENTS AT END OF YEAR........  $ 9,326  $13,453  $  6,553
                                                  =======  =======  ========
SUPPLEMENTAL DISCLOSURE OF CASH FLOW
   INFORMATION:
      Cash paid during the year for interest....  $   447  $ 1,621  $  2,127

SUPPLEMENTAL DISCLOSURE OF FINANCING ACTIVITIES:
      Conversion of subordinated debt to
           common stock.........................        -  $ 3,314         -
      Conversion of preferred stock to
           common stock.........................        -   16,281         -
      Assumption of liabilities in
           acquisition..........................        -    1,321         -


See Notes to Consolidated Financial Statements

Consolidated Statement of Changes in Shareholders' Equity

                                         COMMON SHARES
                                         (NO PAR VALUE)
Dollar Amounts in Thousands of U.S.    ------------------ RETAINED
Dollars                                 Shares    Amounts EARNINGS  TOTAL
                                       --------- -------- -------  -------
BALANCE - JANUARY 1, 1995              6,304,667 $ 23,239 $ 2,723  $25,962
                                       --------- -------- -------  -------
Issued pursuant to employee stock
     option plan.....................    10,000       54       -       54
Private placement of Special Warrants
     exchanged.......................    614,143    2,314       -    2,314
Private placement of common shares...  4,499,999   24,457       -   24,457
Net income...........................          -        -     714      714
                                       --------- -------- -------  -------
BALANCE - DECEMBER 31, 1995           11,428,809   50,064   3,437   53,501
                                        --------- -------- -------  -------
Issued pursuant to employee stock
     option plan.....................    197,675    1,070       -    1,070
Issued pursuant to employee stock
     purchase plan...................     31,311      358       -      358
Public placement of common shares....  4,940,000   58,776       -   58,776
Conversion of preferred stock........  2,816,372   16,281       -   16,281
Conversion of warrants...............     75,000      460       -      460
Conversion of subordinated debt......    566,590    3,314       -    3,314
Net income...........................          -        -   8,744    8,744
                                      ---------- -------- -------  -------
BALANCE - DECEMBER 31, 1996           20,055,757  130,323  12,181  142,504
                                      ---------- -------- -------  -------
Issued pursuant to employee stock
    option plan......................    280,656    1,916       -    1,916
Issued pursuant to employee stock
     purchase plan...................     52,270      900       -      900
Net income...........................          -        -  14,903   14,903
                                      ---------- -------- ------- --------
BALANCE - DECEMBER 31, 1997           20,388,683 $133,139 $27,084 $160,223
                                      ========== ======== ======= ========






See Notes to Consolidated Financial Statements

Notes to Consolidated Financial Statements


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

Principles of Consolidation

The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles and include the accounts of the Company and its wholly owned subsidiaries, Denbury Holdings Ltd., Denbury Management, Inc. and Denbury Marine L.L.C. and the Company's equity in the operation of its 50% owned subsidiary, Denbury Energy Services ("DES"). The Company acquired the remaining 50% of DES effective May 1, 1996 and began consolidating all of DES as of that date. Denbury Holdings Ltd. was merged into Denbury Resources Inc. in December 1997. All material intercompany balances and transactions have been eliminated.

Oil and Natural Gas Operations

A) CAPITALIZED COSTS The Company follows the full-cost method of accounting for oil and natural gas properties. Under this method, all costs related to the exploration for and development of oil and natural gas reserves are capitalized and accumulated in a single cost center representing the Company's activities undertaken exclusively in the United States. Such costs include lease acquisition costs, geological and geophysical expenditures, lease rentals on undeveloped properties, costs of drilling both productive and nonproductive wells and general and administrative expenses directly related to exploration and development activities. Proceeds received from disposals are credited against accumulated costs except when the sale represents a significant disposal of reserves in which case a gain or loss is recognized.

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

D) CEILING TEST The capitalized costs less accumulated depletion, depreciation, related deferred taxes and site reclamation costs are limited to an amount which is not greater than the estimated future net revenue from proved reserves using unescalated period-end prices less estimated future site restoration and abandonment costs, future production-related general and administrative expenses, financing costs and income taxes, plus the cost (net of impairments) of undeveloped properties.

E) JOINT INTEREST OPERATIONS Substantially all of the Company's oil and natural gas exploration and production activities are conducted jointly with others. These financial statements reflect only the Company's proportionate interest in such activities.

Foreign Currency Translation

In that virtually all of the Company's assets have been located in the United States since 1993 when the Company sold its Canadian oil and natural gas properties, the United States assets and operations are accounted for and reported in U.S. dollars and no translation is necessary. The minor amount of Canadian assets and liabilities is translated to U.S. dollars using year-end exchange rates and any Canadian operations, which are principally minor administrative and interest expenses, are translated using the historical exchange rate.

Earnings per Share

Net income per common share is computed by dividing the net income attributable to common shareholders by the weighted average number of shares of common stock outstanding. In accordance with Canadian generally accepted accounting principles ("GAAP"), the imputed dividend during 1996 on the Convertible First Preferred Shares, Series A has been recorded as an

Notes to Consolidated Financial Statements


operating expense in the accompanying financial statements and this is deducted from net income in computing earnings per share. The conversion of the Convertible First Preferred Shares, Series A ("Convertible Preferred") was anti-dilutive and was not included in the calculation of earnings per share. In computing fully diluted earnings per share, the stock options, warrants and convertible debt instruments were dilutive for the years ended December 31, 1997 and 1996 and were assumed to be converted or exercised as of the beginning of the respective period with the proceeds used to reduce interest expense. For the year ended December 31, 1995, these instruments were either anti-dilutive or immaterial. All of the Convertible Preferred and the convertible debt were converted into common shares during 1996 and thus were not relevant to the calculation of earnings per share during 1997.

Statement of Cash Flows

For  purposes of the  Statement  of Cash Flows,  cash  equivalents  include time
deposits,   certificates  of  deposit  and  all  liquid  debt  instruments  with maturities at the date of purchase of three months or less.

Revenue Recognition

The Company follows the "sales method" of accounting for its oil and natural gas revenue whereby the Company recognizes sales revenue on all oil or natural gas sold to its purchasers, regardless of whether the sales are proportionate to the Company's ownership in the property. A receivable or liability is recognized only to the extent that the Company has an imbalance on a specific property greater than the expected remaining proved reserves. As of December 31, 1997 and 1996, the Company's aggregate oil and natural gas imbalances were not material to its consolidated financial statements.

The Company recognizes revenue and expenses of purchased producing properties commencing from the closing or agreement date, at which time the Company also assumes control.

Income Taxes

Income taxes are accounted for using the liability method under which deferred income taxes are recognized for the tax consequences of "temporary differences" by applying enacted statutory tax rates applicable to future years to differences between the financial statement carrying amounts and the tax basis of existing assets and liabilities. The effect on deferred taxes for a change in tax rates is recognized in income in the period that includes the enactment date. During 1997, this liability method for computing income taxes was adopted as GAAP in Canada. This change to the liability method from the deferral method did not have a material impact on the Company's financial statements.

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

Fair Value of Financial Instruments

As of December 31, 1997 and December 31, 1996, the carrying value of the Company's debt and other financial instruments approximates its fair market value. The Company's bank debt is based on a floating interest rate and thus adjusts to market as interest rates change. The Company's other financial instruments are primarily cash, cash equivalents, short-term receivables and payables which approximate fair value due to the nature of the instrument and the relatively short maturities.

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

Notes to Consolidated Financial Statements


NOTE 2. PROPERTY AND EQUIPMENT

Unevaluated Oil and Natural Gas Properties Excluded From Depletion

Under full cost accounting, the Company may exclude certain unevaluated costs from the amortization base pending determination of whether proved reserves have been discovered or impairment has occurred. A summary of the unevaluated properties excluded from oil and natural gas properties being amortized at December 31, 1997 and 1996 and the year in which they were incurred follows:

                               December 31, 1997          December 31, 1996
                            ------------------------  --------------------------
                            Costs Incurred During:    Costs Incurred During:
                            ----------------          -----------------
AMOUNTS IN THOUSANDS         1997     1996     Total    1996    1995    Total
                            -------  -------  -------  ------- ------  -------
Property acquisition cost.. $77,238  $   286  $77,524  $ 2,614 $  252  $ 2,866
Exploration costs.........    3,817    1,457    5,274    3,460     87    3,547
                            -------  -------  -------  ------- ------  -------
    Total.................  $81,055  $ 1,743  $82,798  $ 6,074 $  339  $ 6,413
                            =======  =======  =======  ======= ======  =======

Costs are transferred into the amortization base on an ongoing basis as the projects are evaluated and proved reserves established or impairment determined. Pending determination of proved reserves attributable to the above costs, the Company cannot assess the future impact on the amortization rate.

General and administrative costs that directly relate to exploration and development activities that were capitalized during the period totaled $2,225,000, $1,224,000 and $630,000 for the years ended December 31, 1997, 1996 and 1995, respectively. Amortization per BOE was $6.42, $5.99 and $5.22 for the years ended December 31, 1997, 1996 and 1995, respectively.

NOTE 3. NOTES PAYABLE AND LONG-TERM INDEBTEDNESS

                                      December 31,
                                   -------------------
                                     1997       1996
AMOUNTS IN THOUSANDS               --------   --------
Senior bank loan...................$240,000   $    100
Other notes payable................      20         92
                                   --------   --------
                                    240,020        192
Less portion due within one year...     (20)       (67)
                                   --------   --------
      Total long-term debt.........$240,000   $    125
                                   ========   ========

Banks

In order to fund the Chevron Acquisition (as defined herein), the Company has revised and restated its credit facility (the "Credit Facility") as of December 29, 1997 with NationsBank of Texas, N.A. ("NationsBank") as agent for a group of banks and increased the size of the facility from $150 million to $300 million. As of December 31, 1997, the borrowing base was $260 million, of which approximately $20 million was available. The Credit Facility includes a five year revolving credit facility of $165 million, unless renewed or extended, plus an Acquisition Tranche of $95 million. The borrowing base is subject to review every six months and the facility is secured by substantially all of the Company's oil and natural gas properties, except for those acquired in the Chevron Acquisition.

Interest is payable on the revolving credit facility at either the prime rate or, depending on the percentage of the borrowing base that is outstanding, at rates ranging from LIBOR plus 7/8% to LIBOR plus 13/8%; provided that interest is payable at LIBOR plus 15/8% as long as the Acquisition Tranche is outstanding with the rate escalating 0.25% each quarter, beginning on March 1, 1998 through March 31, 1999, unless the Acquisition Tranche is repaid. This credit facility has several restrictions including, among others: (i) a prohibition on the payment of dividends, (ii) a requirement for a minimum equity balance, (iii) a requirement to maintain positive working capital as defined, (iv) a minimum interest coverage test and (v) a prohibition of most debt and corporate guarantees. As of December 31, 1997, the Company had $240 million outstanding on this line of credit and $145,000 of letters of credit outstanding. The Acquisition Tranche was repaid during February 1998. As of February 28, 1998, the Company had $40 million outstanding on this line of credit and $245,000 of letters of credit outstanding.

Notes to Consolidated Financial Statements


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

Indebtedness Repayment Schedule

The Company's indebtedness is repayable as follows:

                                 DECEMBER 31, 1997
                         ----------------------------------
                                     OTHER NOTES
AMOUNTS IN THOUSANDS     BANK LOAN     PAYABLE      TOTAL
------------------------ ---------   -----------   --------
YEAR
1998 ....................$      -    $        20   $     20
1999 ....................        -             -          -
2000 ....................        -             -          -
2001 ....................        -             -          -
2002 ....................  240,000             -    240,000
                         ---------   -----------   --------
      Total indebtedness $ 240,000   $        20   $240,020
                         =========   ===========   ========

NOTE 4. INCOME TAXES

The Company's income tax provision is as follows:

                                     YEAR ENDED DECEMBER 31,
                                    -------------------------
AMOUNTS IN THOUSANDS                 1997      1996     1995
                                    -------   ------   ------
Deferred
   Federal..........................$ 8,589   $5,312   $  367
   State............................    306        -     -
                                    -------   ------   ------
Total income tax provision..........$ 8,895   $5,312   $  367
                                    =======   ======   ======

Income tax expense for the year varies from the amount that would result from applying Canadian federal and provincial tax rates to income before income taxes as follows:

                                           YEAR ENDED DECEMBER 31,
                                          ------------------------
AMOUNTS IN THOUSANDS                        1997    1996     1995
                                          ------- -------  -------
Deferred income tax provision
   calculated using the Canadian federal
   and provincial statutory combined
   tax rate of 44.34%...................  $10,552 $ 6,233  $   479
Increase resulting from:
   Imputed preferred dividend...........        -     568        -
   Non-deductible Canadian expenses.....        -      97        -
Decrease resulting from:
   Effect of lower income tax rates on
     United States income...............   (1,657) (1,586)    (112)
                                          ------- -------  -------
Total income tax provision                $ 8,895 $ 5,312  $   367
                                          ======= =======  =======

Notes to Consolidated Financial Statements


The Company at December 31, 1997 had net operating loss carryforwards for U.S. federal income tax purposes of approximately $44,852,950 and approximately $38,672,391 for alternative minimum tax purposes. The net operating losses are scheduled to expire as follows:

                                      ALTERNATIVE
                               INCOME    MINIMUM
AMOUNTS IN THOUSANDS            TAX       TAX
----------------------------- -------  ---------
 YEAR
 2004 ....................... $    39  $       -
 2005 .......................      11          -
 2006 .......................     644        500
 2007 .......................     714         99
 2008 .......................   5,016      4,889
 2009 .......................   3,377      2,868
 2010 .......................   3,467      3,420
 2011 .......................   5,061        710
 2012 .......................  26,524     26,186

Deferred income taxes relate to temporary differences based on tax laws and statutory rates in effect at the December 31, 1997 and 1996 balance sheet dates. At December 31, 1997 and 1996, all deferred tax assets and liabilities were computed based on Canadian GAAP amounts and were noncurrent as follows:

                                      December 31,
                                   ------------------
AMOUNTS IN THOUSANDS                 1997    1996
                                   --------  --------
Deferred tax assets:
   Loss carryforwards............  $(15,699) $ (4,902)
Deferred tax liabilities:
   Exploration and intangible
      development costs..........    31,319    11,645
                                   --------  --------
Net deferred tax liability.......  $ 15,620  $  6,743
                                   ========  ========

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

1996 Capital Adjustments

During 1996, the Company issued 250,000 Common Shares for the conversion of the 6 3/4% Convertible Debentures of the Company and 75,000 Common Shares for the exercise of half of the Cdn. $8.40 Warrants ("Warrants"). On October 10, 1996, the Company effected a one-for-two reverse split of its outstanding common Shares. Effective October 15, 1996, all of the Company's outstanding 9 1/2% Convertible Debentures ("Debentures") were converted by their holders in accordance with their terms into 308,642 Common Shares. The holders of the Debentures also received an additional 7,948 Common Shares in lieu of interest which would have been due the holders absent an early conversion of the Debentures. At a special meeting held on October 9, 1996, the shareholders of the Company approved an amendment to the terms of the Convertible Preferred to allow the Company to require the conversion of the Convertible Preferred at any time, provided that the conversion rate in effect as of January 1, 1999 would apply to any required conversion prior to that date. The Company converted all of the 1,500,000 shares of Convertible Preferred

Notes to Consolidated Financial Statements


on October 30, 1996 into 2,816,372 Common Shares. The Company also issued an aggregate of 4,940,000 Common Shares on October 30, 1996 and November 1, 1996 at a net price of $12.035 per share as part of a public offering for net proceeds to the Company of approximately $58.8 million (the "1996 Public Offering"). TPG purchased 800,000 of these shares at $12.035 per share.

1995 Private Placement of Securities

In December 1995, the Company closed a $40 million private placement of securities with partnerships that are affiliated with the Texas Pacific Group ("TPG Placement"). The TPG Placement was comprised of: (i) 4.166 million common shares issued at $5.85 per share, (ii) 625,000 warrants at a price of $1.00 per warrant entitling the holder to purchase 625,000 common shares at $7.40 per share through December 21, 1999 and (iii) 1.5 million shares of $10 stated value Convertible Preferred. The Convertible Preferred shares were initially convertible at $7.40 of stated value per common share with such conversion rate declining 2.5% per quarter. The shares also had a mandatory redemption at a 63.86% premium at December 21, 2000. The Convertible Preferred were converted into 2,816,372 Common Shares on October 30, 1996. During the period that the Convertible Preferred were outstanding, the Company made a charge to net income to accrue the increase during the period in the mandatory redemption premium. The $7.40 warrants issued in the TPG Placement were converted into 625,000 Common Shares on January 20, 1998.

As part of the TPG Placement, TPG was granted certain "piggyback" registration rights which allow TPG to include all or part of the Common Shares acquired by TPG in any registration statement of the Company during the first two years. After the initial two years and until December 21, 2000, TPG may request and receive one demand registration statement to register the Common Shares acquired by TPG. TPG waived their "piggyback" registration rights for the 1996 Public Offering.

The TPG agreement provides that TPG shall have the right, but not the obligation, to maintain its pro rata ownership interest (after the assumed exercise of their warrants and Convertible Preferred) in the equity securities of the Company, in the event that the Company issues any additional equity securities or securities convertible into Common Shares of the Company, by purchasing additional shares of the Company on the same terms and conditions. However, this right expires should TPG's share holdings represent less than 20% of the outstanding Common Shares. TPG waived its right to maintain its pro rata ownership with regard to the 1996 Public Offering.

As part of the TPG Placement, Tortuga Investment Corp. was paid a financial advisor fee of 333,333 Common Shares of the Company. The sole shareholder of Tortuga Investment Corp. was appointed to the Board of Directors of the Company and elected Chairman upon the closing of the TPG Placement.

Warrants

At December 31, 1997, 75,000 warrants were outstanding at an exercise price of Cdn. $8.40 expiring on May 5, 2000 and TPG held 625,000 warrants at an exercise price of U.S. $7.40 expiring on December 21, 1999. Each warrant entitles the holder thereof to purchase one Common Share at any time prior to the expiration date. The $7.40 warrants held by TPG were converted into 625,000 Common Shares on January 20, 1998.

Special Warrant Issues

On April 25, 1995, the Company issued 614,143 Special Warrants at a price of $4.70 (Cdn. $6.50) per Special Warrant for gross proceeds of $2,750,000 (29,036 Common Share Purchase Warrants were issued to Southcoast Capital Corporation, as placement agent, in partial payment of their fee). Costs of the issue were $436,000, resulting in net proceeds to the Company of approximately $2,314,000. Each Special Warrant was exchanged, at no additional cost, for one Common Share on August 11, 1995.

Stock Option Plan

The Company maintains a Stock Option Plan which authorizes the grant of options up to 2,000,000 Common Shares. Under the plan, incentive and non-qualified options may be issued to officers, key employees and consultants. These options are granted at market value as defined in the plan. The plan is administered by the Stock Option Committee of the Board.

Notes to Consolidated Financial Statements


Following is a summary of stock option activity during the years ended December 31, 1997, 1996 and 1995:

                                               YEAR ENDED DECEMBER 31,
                            --------------------------------------------------------------
                                    1997                 1996                 1995
                            ---------------------  ------------------   ------------------
                                        Weighted             Weighted            Weighted
                                        Average               Average             Average
                              Number     Price      Number     Price    Number     Price
                            ---------  ----------  --------- ---------  -------  ---------
Outstanding at beginning
   of year...............   1,053,000  $     7.63    731.925 $    6.11  557,312  $    6.30
Granted....................   797,162       14.13    525,500      8.96  274,500       5.89
Terminated.................   (23,250)      11.51     (6,750)     6.28  (89,887)      7.79
Exercised..................  (280,656)       6.95   (197,675)     5.42  (10,000)      5.42
Expired....................        -            -          -         -        -          -
                            ---------  ----------  --------- ---------  -------  ---------
Outstanding at end of
   period.................. 1,546,256  $    11.06  1,053,000 $    7.63  731,926  $    6.11
                            =========  ==========  ========= =========  =======  =========
Options exercisable at end
   of year.................   391,872  $     7.57    532,375 $    6.82  539,675  $    6.19
                            =========  ==========  ========= ========== =======  =========

                                                  Weighted
                                     Weighted      Average                  Weighted
Options Outstanding as    Options    Average      Remaining    Exercisable   Average
of December 31, 1997:   Outstanding   Price      Life (yrs.)     Options      Price
----------------------   ---------  ---------   --------------- ----------  ---------
   Exercise price of:
   $5.55 to $7.00          384,750   $   6.42       7.02          183,375   $    5.88
   $7.01 to $13.37         382,419       9.67       8.22          205,504        9.19
   $13.38 to $22.24        779,087      14.49       9.23            2,993       13.88


In 1995, the United States Financial Accounting Standards Board issued Statement of Financial Accounting Standards ("SFAS") No. 123, "Accounting for Stock-Based Compensation." With regard to its stock option plan, the Company applies APB Opinion No. 25 as allowed under SFAS 123 in accounting for this plan and accordingly no compensation cost has been recognized. Had compensation expense been determined based on the fair value at the grant dates for the stock option grants consistent with the method of SFAS No. 123, the Company's net income and net income per common share would have been reduced to the pro forma amounts indicated below:

                                                    YEAR ENDED DECEMBER 31,
                                                    ------------------------
                                                     1997     1996     1995
                                                    ------   ------   ------
NET INCOME:
   As reported (thousands)..........................$14,903  $8,744   $  714
   Pro forma (thousands)............................ 14,130   8,215      503
NET INCOME PER COMMON SHARE:
   As reported:
      Basic.........................................$  0.74  $ 0.67    $ 0.10
      Fully diluted.................................   0.70    0.62      0.10
   Pro forma:
      Basic.........................................$  0.70  $ 0.63    $ 0.07
      Fully diluted.................................   0.66    0.59      0.07
Stock options issued during period (thousands)......    797     526       275
Weighted average exercise price.....................$ 14.13  $ 8.96    $ 5.90
Average per option compensation value of options
   granted (a)......................................   4.02    2.95      2.34
Compensation cost (thousands).......................  1,227     801       320

(a) Calculated in accordance with the Black-Scholes option pricing model, using the following assumptions: expected volatility computed using, as of the date of grant, the prior three-year monthly average of the Common Shares as listed on the TSE, which ranged from 29% to 67%; expected dividend yield - 0%; expected option term - 3 years; and risk-free rate of return as of the date of grant which ranged from 5.3% to 7.8%, based on the yield of five-year U.S. treasury securities.

Notes to Consolidated Financial Statements

Stock Purchase Plan

In February 1996, the Company also implemented a Stock Purchase Plan which authorizes the sale of up to 250,000 Common Shares to all full-time employees. Under the plan, the employees may contribute up to 10% of their base salary and the Company matches 75% of the employee contribution. The combined funds are used to purchase previously unissued Common Shares of the Company based on its current market value at the end of the each quarter. The Company recognizes compensation expense for the 75% Company matching portion, which totaled $383,000 and $147,000 for the years ended December 31, 1997 and 1996, respectively. This plan is administered by the Stock Purchase Plan Committee of the Board.

NOTE 6. PRODUCT PRICE HEDGING CONTRACTS

In 1995, the Company entered into two swap contracts for oil. The first oil contract was for 500 Bbls/d of oil at a price of $17.79 per barrel of oil commencing on February 1, 1995 and ending on January 31, 1996. The second oil contract was also for 500 Bbls/d of oil at a price of $18.83, for the period commencing on April 12, 1995 and ending on December 30, 1995. These contracts covered 43% of the Company's net revenue interest production for 1995 and decreased oil and natural gas revenues by approximately $47,000 during such period.

The Company does not have any hedge contracts in place as of December 31, 1997.

NOTE 7. COMMITMENTS AND CONTINGENCIES

The Company has operating leases for the rental of office space, office equipment, and vehicles. At December 31, 1997, long-term commitments for these items require the following future minimum rental payments:

                       December 31,
AMOUNTS IN THOUSANDS       1997
                        ---------
1998   .................$     473
1999   .................    1,076
2000   .................    1,074
2001   .................    1,069
2002   .................    1,055
                        ---------
Total lease commitments $   4,747
                        =========

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

From time to time, the Company is a party to legal proceedings in the ordinary course of its business, including actions for personal injury and property damage occurring as a result of the operation of wells, and claims for environmental damage. In June of 1997, a well blow-out occurred at the Lake Chicot Field, for which the Company is operator, in St. Martin Parish, Louisiana in which four individuals that were employees of other third party entities were killed, none of who were employees or contractors of the Company. In connection with this blow-out, a lawsuit was filed on July 2, 1997, Barbara Trahan, et al
 .v. Mallard Bay Drilling L.L.C., Parker Drilling Company and Denbury Management, Inc., Case No. 58226-G in the 16th Judicial District Court in St. Martin Parish, Louisiana alleging various defective and dangerous conditions, violation of certain rules and regulations and acts of negligence. The Company believes that all litigation to which it is a party is covered by insurance and none of such legal proceedings can be reasonably expected to have a material adverse effect on the Company's financial condition, results of operations or cash flows.

Notes to Consolidated Financial Statements


NOTE 8. DIFFERENCES IN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES BETWEEN CANADA AND THE UNITED STATES

The consolidated financial statements have been prepared in accordance with GAAP in Canada. The primary differences between Canadian and U.S. GAAP affecting the Company's consolidated financial statements are as discussed below.

Loss on Extinguishment of Debt and Imputed Preferred Dividends

The most significant GAAP difference relates to the presentation of the early extinguishment of debt and the imputed dividend on the Convertible Preferred. During 1996, the Company expensed $1,281,000 relating to the imputed preferred dividend, as required under Canadian GAAP. Under U.S. GAAP, this dividend would be deducted from net income to compute the net income attributable to the common shareholders. The Company also expensed its debt issue cost relating to the Company's prior bank credit agreements totaling $440,000 and $200,000 for 1996 and 1995, respectively. Under Canadian GAAP this is an operating expense, while under U.S. GAAP a loss on early extinguishment of debt is an extraordinary item. While net income per common share and all balance sheet accounts are not affected by these differences in GAAP, the net income for 1996 under U.S. GAAP would be $10,025,000, while under Canadian GAAP the amount reported was $8,744,000.

Earnings Per Share

In addition, the methodology for computing fully diluted earnings per common share is not consistent between the two countries. For Canadian purposes, the proceeds from dilutive securities are used to reduce debt in the calculation. Under U.S. GAAP, Statement of Financial Accounting Standards ("SFAS") No. 128 requires the proceeds from such instruments be used to repurchase Common Shares. Under U.S. GAAP, fully diluted earnings per share would be $0.70, $0.63 and $0.10 for the years ended December 31, 1997, 1996 and 1995 as compared to the $0.70, $0.62 and $0.10 reported under Canadian GAAP.

Recently Issued Accounting Standards

The Accounting Standards Executive Committee of the American Institute of Certified Public Accountants has adopted Statement of Position 96-1, "Environmental Remediation Liabilities," which provides guidance on the recognition, measurement, display and disclosure of environmental remediation liabilities. The Statement is effective for the Company's 1997 fiscal year but did not have any material effect on the financial position or results of operations of the Company.

In June 1997, the FASB issued SFAS No. 130, "Reporting Comprehensive Income" and SFAS No. 131, "Disclosures About Segments of an Enterprise and Related Information." SFAS No. 130 establishes standards for reporting and display of comprehensive income in the financial statements. Comprehensive income is the total of net income and all other non-owner changes in equity. SFAS No. 131 requires that companies disclose segment data based on how management makes decisions about allocating resources to segments and measuring their performance. SFAS Nos. 130 and 131 are effective for 1998. Adoption of these standards is not expected to have an effect on the Company's financial statements, financial position or results of operations.

NOTE 9. SUPPLEMENTAL INFORMATION

Significant Oil and Natural Gas Purchasers

Oil and natural gas sales are made on a day-to-day basis or under short-term contracts at the current area market price. The loss of any purchaser would not be expected to have a material adverse effect upon operations. For the year ended December 31, 1997, the Company sold 10% or more of its net production of oil and natural gas to the following purchasers: Hunt Refining (42%), Natural Gas Clearinghouse (22%) and Columbia Energy Services (10%).

Costs Incurred

The following table summarizes costs incurred in oil and natural gas property acquisition, exploration and development activities. Property acquisition costs are those costs incurred to purchase, lease, or otherwise acquire property, including both undeveloped leasehold and the purchase of revenues in place.
Exploration   costs  include  costs  of  identifying   areas  that  may  warrant
examination and in examining specific areas that are considered to have prospects containing oil and natural gas reserves, including costs of drilling exploratory wells, geological and geophysical costs and carrying costs on undeveloped properties. Development costs are incurred to obtain access to proved reserves, including the cost of drilling development wells, and to provide facilities for extracting, treating, gathering and storing the oil and natural gas.

Notes to Consolidated Financial Statements


Costs incurred in oil and natural gas activities for the years ended December 31, 1997, 1996 and 1995 are as follows:

                            YEAR ENDED DECEMBER 31,
                           ---------------------------
AMOUNTS IN THOUSANDS         1997      1996       1995
                           --------  --------   -------
Property acquisition.....  $226,809  $ 48,856   $17,198
Exploration..............    20,734     4,592     1,687
Development..............    57,884    33,409     9,639
                           --------   -------   -------
   Total costs incurred    $305,427  $ 86,857   $28,524
                           ========  ========   =======

Property Acquisitions

On December 30, 1997, Denbury acquired producing oil and natural gas properties in Mississippi for approximately $202 million (the "Chevron Acquisition"). The acquisition included 122 wells, of which 96 wells will be Company operated. The Company funded this acquisition with bank financing from a revised and restated credit facility.

This acquisition was accounted for under purchase accounting and the results of operations will be consolidated effective December 31, 1997. Pro forma results of operations of the Company as if the Chevron Acquisition had occurred at the beginning of each respective period are as follows:

                                  YEAR ENDED DECEMBER 31,
                                 ------------------------
Amounts in thousands except        1997           1996
per share amounts(Unaudited)     ---------       --------
Revenues.........................$ 104,695       $ 77,311
Net income.......................    9,533          4,909
Net income per common share:
   Basic.........................     0.47           0.37
   Fully diluted.................     0.46           0.37

In computing the pro forma results, depreciation, depletion and amortization expense was computed using the units of production method, and an adjustment was made to interest expense reflecting the bank debt that was required to fund the acquisitions. The pro forma results reflect an increase of $687,000 in general and administrative expense for additional personnel and associated costs relating to the acquired properties, net of anticipated allocations to operations and capitalization of exploration costs.

The following represents the revenues and direct operating expenses attributable to the net interest acquired in the Chevron Acquisition by the Company and are presented on the full cost accrual basis of accounting. Depreciation, depletion and amortization, allocated general and administrative expenses, interest expense and income, and income taxes have been excluded because the property interests acquired represent only a portion of a business and these expenses are not necessarily indicative of the expenses to be incurred by the Company.

                                            YEAR ENDED DECEMBER 31,
                                          ----------------------------
                                            1997      1996      1995
                                          --------   -------   -------
Amount in Thousands (Unaudited)
Revenues:
      Oil, natural gas and related
        product sales.....................$ 18,239   $23,662   $17,460
Direct operating expenses:
      Lease operating expense.............   6,932     6,650     5,825
                                          --------   -------   -------
Excess of revenues over direct operating
        expenses..........................$ 11,307   $17,012   $11,635
                                          ========   =======   =======

Notes to Consolidated Financial Statements


10. CONDENSED CONSOLIDATING FINANCIAL INFORMATION

Denbury Management, Inc. issued debt securities during February 1998 which are fully and unconditionally guaranteed by Denbury Resources Inc. Denbury Holdings Ltd. was merged into Denbury Resources Inc. in December 1997 and is not a guarantor of the debt. Condensed consolidating financial information for Denbury Resources Inc. and Subsidiaries as of December 31, 1997 and 1996 and for the years ended December 31, 1997, 1996 and 1995 is as follows:

                     DENBURY RESOURCES INC. AND SUBSIDIARIES
                     CONDENSED CONSOLIDATING BALANCE SHEETS


                                                                                  December 31, 1997
                                                             --------------------------------------------------------
                                                              Denbury         Denbury                       Denbury
                                                             Management      Resources                     Resources
Amounts in Thousands                                            Inc.            Inc.                           Inc.
                                                             (Issuer)       (Guarantor)     Eliminations  Consolidated
                                                             ---------       ---------      ------------   ----------
ASSETS
Current assets............................................   $  33,017       $     363      $         --    $  33,380
Property and equipment (using full cost accounting........     408,832              --                --      408,832
Investment in subsidiaries (equity method)................          --         159,892          (159,892)          --
Other assets .............................................       5,234             102                --        5,336
                                                             ---------       ---------      ------------   ----------
   Total assets...........................................   $ 447,083       $ 160,357      $   (159,892)   $ 447,548
                                                             =========       =========      ============   ==========
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities.......................................   $  30,554       $     134      $         --    $  30,688
Long-term liabilities ....................................     256,637              --                --      256,637
Shareholders' equity......................................     159,892         160,223          (159,892)     160,223
                                                             ---------       ---------      ------------   ----------
   Total liabilities and shareholders' equity.............   $ 447,083       $ 160,357      $   (159,892)   $ 447,548
                                                             =========       =========      ============   ==========

                                                                                        December 31, 1996
                                                             -----------------------------------------------------------------------
                                                              Denbury                     Denbury                         Denbury
                                                             Management      Denbury     Resources                       Resources
Amounts in Thousands                                            Inc.        Holdings        Inc.                            Inc.
                                                             (Issuer)         Ltd.       (Guarantor)     Eliminations   Consolidated
                                                             ---------     ---------     ----------      ------------   ------------
ASSETS
Current assets...........................................    $  28,722     $      --     $      280      $         --   $     29,002
Property and equipment (using full cost accounting)......      134,996            --             --                --        134,996
Investment in subsidiaries (equity method)...............           --       142,321        140,763          (283,084)            --
Other assets ............................................        2,505            --          1,560            (1,558)         2,507
                                                             ---------     ---------     ----------      ------------   ------------
   Total assets..........................................    $ 166,223     $ 142,321     $  142,603      $   (284,642)  $    166,505
                                                             =========     =========     ==========      ============   ============
LIABILITIES AND SHAREHOLDERS'EQUITY
Current liabilities......................................    $  16,421     $      --     $       99      $         --   $     16,520
Long-term liabilities ...................................        7,481         1,558             --            (1,558)         7,481
Shareholders' equity ....................................      142,321       140,763        142,504          (283,084)       142,504
                                                             ---------     ---------     ----------      ------------   ------------
   Total liabilities and shareholders' equity............    $ 166,223     $ 142,321     $  142,603      $   (284,642)  $    166,505
                                                             =========     =========     ==========      ============   ============

Notes to Consolidated Financial Statements



                     DENBURY RESOURCES INC. AND SUBSIDIARIES
                  CONDENSED CONSOLIDATING STATEMENTS OF INCOME
                         (in thousands of U.S. dollars)

                                                       Year Ended December 31, 1997
                                  -----------------------------------------------------------------------
                                   Denbury                     Denbury                         Denbury
                                  Management      Denbury     Resources                       Resources
                                     Inc.        Holdings        Inc.                            Inc.
Amounts in Thousands              (Issuer)         Ltd.       (Guarantor)     Eliminations   Consolidated
                                  ---------     ---------     ----------      ------------   ------------
Revenues.......................   $  86,451     $      --     $      150      $       (145)  $     86,456
Expenses.......................      62,658            --            145              (145)        62,658
                                  ---------     ---------     ----------      ------------   ------------
Income before the following:         23,793            --              5                --         23,798
  Equity in net earnings of
   subsidiaries................          --        14,898         14,898           (29,796)            --
                                  ---------     ---------     ----------      ------------   ------------
Income before income taxes.....      23,793        14,898         14,903           (29,796)        23,798
Provision for income taxes.....      (8,895)           --             --                --         (8,895)
                                  ---------     ---------     ----------      ------------   ------------
Net income.....................   $  14,898     $  14,898     $   14,903      $    (29,796)  $     14,903
                                  =========     =========     ==========      ============   ============

                                                       Year Ended December 31, 1996
                                  -----------------------------------------------------------------------
                                   Denbury                     Denbury                         Denbury
                                  Management      Denbury     Resources                       Resources
                                     Inc.        Holdings        Inc.                            Inc.
Amounts in Thousands              (Issuer)         Ltd.       (Guarantor)     Eliminations   Consolidated
                                  ---------     ---------     ----------      ------------   ------------
Revenues.......................   $  53,631     $      --     $      179      $       (161)  $     53,649
Expenses.......................      38,008            --          1,746              (161)        39,593
                                  ---------     ---------     ----------      ------------   ------------
Income (loss) before the
   following:                        15,623            --         (1,567)               --         14,056
  Equity in net earnings of
   subsidiaries................          --        10,311         10,311           (20,622)            --
                                  ---------     ---------     ----------      ------------   ------------
Income before income taxes.....      15,623         10,311         8,744           (20,622)        14,056
Provision for income taxes.....      (5,312)            --            --                --         (5,312)
                                  ---------     ---------     ----------      ------------   ------------
Net income.....................   $  10,311     $   10,311    $    8,744      $    (20,622)  $      8,744
                                  =========     =========     ==========      ============   ============

                                                       Year Ended December 31, 1995
                                  -----------------------------------------------------------------------
                                   Denbury                     Denbury                         Denbury
                                  Management      Denbury     Resources                       Resources
                                     Inc.        Holdings        Inc.                            Inc.
Amounts in Thousands              (Issuer)         Ltd.       (Guarantor)     Eliminations   Consolidated
                                  ---------     ---------     ----------      ------------   ------------
Revenues.......................   $  20,107     $      --     $      460      $       (458)  $     20,109
Expenses.......................      19,026            --            460              (458)        19,028
                                  ---------     ---------     ----------      ------------   ------------
Income before the following:          1,081            --             --                --          1,081
  Equity in net earnings of
   subsidiaries................          --           714            714            (1,428)            --
                                  ---------     ---------     ----------      ------------   ------------
Income before income taxes.....       1,081           714            714            (1,428)         1,081
Provision for income taxes.....        (367)           --             --                --           (367)
                                  ---------     ---------     ----------      ------------   ------------
Net income.....................   $     714     $     714     $      714      $     (1,428)  $        714
                                  =========     =========     ==========      ============   ============

                                       43

Notes to Consolidated Financial Statements


NOTE 11. SUPPLEMENTAL RESERVE INFORMATION (UNAUDITED)

Net proved oil and natural gas reserve estimates as of December 31, 1997, 1996 and 1995 were prepared by Netherland & Sewell, independent petroleum engineers located in Dallas, Texas. The reserves were prepared in accordance with guidelines established by the Securities and Exchange Commission and, accordingly, were based on existing economic and operating conditions. Oil and natural gas prices in effect as of the reserve report date were used without any escalation except in those instances where the sale is covered by contract, in which case the applicable contract prices including fixed and determinable escalations were used for the duration of the contract, and thereafter the last contract price was used. Operating costs, production and ad valorem taxes and future development costs were based on current costs with no escalation.

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

Estimated Quantities of Reserves

                                          YEAR ENDED DECEMBER 31,
                              ------------------------------------------------
                                    1997            1996            1995
                              ---------------  --------------  ---------------
                                Oil     Gas     Oil     Gas      Oil     Gas
                              (MBbl)   (MMcf)  (MBbl)  (MMcf)   (MBbl)  (MMcf)
                              -------  ------  ------  ------  -------  ------
BALANCE BEGINNING OF YEAR..... 15,052  74,102   6,292  48,116    4,230  42,047
   Revisions of previous
     estimates................  3,398   1,098    (490)  3,737      830  (1,620)
   Revisions due to price
     changes.................. (1,525)   (317)  1,053     402       --      --
   Extensions, discoveries
     and other additions......  6,373  11,205   3,492   5,480      732      --
   Production................. (2,884)(13,257) (1,500) (8,933)    (728) (4,844)
   Acquisition of minerals in
     place.................... 31,604   4,360   6,205  25,300    1,228  12,533
                              -------  ------  ------  ------  -------  ------
BALANCE AT END OF YEAR........ 52,018  77,191  15,052  74,102    6,292  48,116
                              =======  ======  ======  ======  =======  ======
PROVED DEVELOPED RESERVES:
   Balance at beginning of
     year..................... 13,371  58,634   5,290  34,894    3,755  35,578
   Balance at end of year..... 31,355  69,805  13,371  58,634    5,290  34,894

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

Notes to Consolidated Financial Statements

                                                         DECEMBER 31,
                                                   ----------------------------
AMOUNTS IN THOUSANDS                                 1997      1996      1995
                                                   --------  --------  --------
Future cash inflows..............................  $957,718  $627,476  $214,932
Future production costs..........................  (285,968) (134,986)  (56,323)
Future development costs.........................   (68,287)  (28,722)  (16,154)
                                                   --------  --------  --------
Future net cash flows before taxes ..............   603,463   463,768   142,455
  10% annual discount for estimated timing of
  cash flows.....................................  (242,134) (147,670)  (45,490)
                                                   --------  --------  --------
Discounted future net cash flows before taxes....   361,329   316,098    96,965
Discounted future income taxes...................   (26,021)  (74,226)  (15,801)
                                                   --------  --------  --------
STANDARDIZED MEASURE OF DISCOUNTED FUTURE NET
CASH FLOWS.......................................  $335,308  $241,872  $ 81,164
                                                   ========  ========  ========

The  following  table sets  forth an  analysis  of  changes in the  Standardized
Measure of Discounted Future Net Cash Flows from proved oil and natural gas reserves:

                                                      YEAR ENDED DECEMBER 31,
                                                   -----------------------------
AMOUNTS IN THOUSANDS                                 1997       1996      1995
                                                   --------   --------  --------
BEGINNING OF YEAR................................ $241,872  $  81,164  $ 46,928
Sales of oil and natural gas produced, net of
   production costs..............................  (63,115)   (39,385)  (13,243)
Net changes in sales prices...................... (132,905)   116,587    23,037
Extensions and discoveries, less applicable
   future  development and production costs......   75,632     34,113     1,926
Previously estimated development costs incurred..   10,088      5,278     2,193
Revisions of previous estimates, including
   revised estimates of development costs,
   reserves and rates of production..............      264      7,747     3,958
Accretion of discount............................   24,187      8,116     4,693
Purchase of minerals in place....................  131,080     86,677    21,710
Net change in income taxes.......................   48,205    (58,425)  (10,038)
                                                  --------   --------  --------
END OF YEAR...................................... $335,308   $241,872  $ 81,164
                                                  ========   ========  ========

NOTE 12. SUBSEQUENT EVENTS

On February 26, 1998, the Company closed on a public offering of 5,240,780 Common Shares (which included the underwriter's over-allotment option of 683,580 Common Shares) at a price to the public of $16.75 per share and a net price to the Company of $15.955 per share (the "Equity Offering"). Concurrently with the Equity Offering, affiliates of TPG, the Company's largest shareholder, purchased 313,400 Common Shares from the Company at $15.955 per share, equal to the price to the public per share less underwriting discounts and commissions (the "TPG Purchase"). The net proceeds to the Company from the Equity Offering and TPG Purchase was approximately $88.6 million, before offering expenses.

Concurrently with the Equity Offering and TPG Purchase, Denbury Management Inc., a wholly-owned subsidiary of the Company, issued $125 million in aggregate principal amount of 9% Senior Subordinated Notes Due 2008 (the "Debt Offering" and the "Notes"). These Notes contain certain debt convents, including covenants that limit (i) indebtedness, (ii) certain restricted payments including dividends, (iii) sale/leaseback transactions, (iv) transactions with affiliates,
(v) liens, (vi) asset sales and (vii) mergers and consolidations. The net proceeds to the Company from the Debt Offering was approximately $121.8 million, before offering expenses.

Notes to Consolidated Financial Statements


The total net proceeds from the debt and equity offerings were approximately $209.8 million after deducting the estimated offering expenses of $600,000. The Company used these proceeds to reduce outstanding borrowings under the Company's bank credit facility, the majority of which had been borrowed to fund the $202 million Chevron Acquisition. On a pro forma basis using U.S. GAAP and assuming that the Equity Offering, TPG Purchase and the Debt Offering had closed as of January 1, 1997 and the interest expense for 1997 relating to the bank debt was reversed, the basic and fully diluted earnings per share would be $0.32 per share. No interest income as assumed in the pro forma calculation even though the proceeds from the offerings exceeded the bank debt retired for most of the year.

The following table sets forth the actual capitalization of the Company as of December 31, 1997 and the pro forma capitalization as adjusted for the Equity Offering, TPG Purchase and Debt Offering:

                                        December 31, 1997
                                       ---------------------
                                       Historical  Pro forma
                                       ---------   ---------
                                                  (Unaudited)
Short-term debt:
  Other                                $      20   $      20
                                       ---------   ---------
Long-term debt:
  Credit Facility                        240,000      30,200
  9% Senior Subordinated Notes due 2008        -     125,000
                                       ---------   ---------
      Total long-term debt               240,000     155,200
                                       ---------   ---------
Shareholders equity:
   Common shares                         133,139     221,139
   Retained earnings                      27,084      27,084
                                       ---------   ---------
      Total shareholders equity          160,223     248,223
                                       ---------   ---------
         Total capitalization          $ 400,243   $ 403,443
                                       =========   =========

UNAUDITED QUARTERLY INFORMATION

The following table presents unaudited summary financial information on a quarterly basis for 1997 and 1996.

IN THOUSANDS EXCEPT PER SHARE AMOUNTS
                                     MARCH 31   JUNE 30   SEPT. 30   DECEMBER 31
--------------------------------- ----------- ---------- ---------- ------------
1997
Revenues                             $ 21,653  $  19,015  $  20,401  $   25,387
Expenses                               13,375     15,512     15,304      18,467
Net income                              5,215      2,207      3,211       4,270
Net income per share:
   Basic                                 0.26       0.11       0.16        0.21
   Fully diluted                         0.24       0.11       0.15        0.20
Cash flow from operations (b)          14,922     12,001     13,243      16,441
--------------------------------- ----------------------------------------------
1996
Revenues                             $  9,092  $  11,682  $  14,359  $   18,516
Expenses                                6,767      9,608     11,486      11,732
Net income                              1,380      1,215      1,745       4,404
Net income per share: (a)
   Basic                                 0.12       0.11       0.14        0.25
   Fully diluted                         0.11       0.11       0.13        0.23
Cash flow from operations (b)           6,065      7,238      8,464      12,373

(a) Due to the significant variances between quarters in net income and average shares outstanding, the combined quarterly income per share does not equal the reported earnings per share for 1996.
(b)  Exclusive of the net change in non-cash working capital balances.

Notes to Consolidated Financial Statements


Common Stock Trading Summary

The following table summarizes the high and low last reported sales prices on days in which there were trades of the Common Shares on The New York Stock Exchange ("NYSE"), NASDAQ and on The Toronto Stock Exchange ("TSE") (as reported by such exchange) for each quarterly period for the last two fiscal years. The trades on the NYSE/ NASDAQ are reported in U.S. dollars and the TSE trades are reported in Canadian dollars. The Company's Common Shares were listed on NASDAQ from August 25, 1995 to May 8, 1997. The Common Shares have been listed on the NYSE since May 8, 1997.

As of February 1, 1998, to the best of the Company's knowledge, the Common Shares were held of record by approximately 1,200 holders, of which approximately 150 were U.S. residents holding approximately 70% of the outstanding Common Shares of the Company.

No Common Share dividends have been paid or are anticipated to be paid. (See also Note 5 to the Consolidated Financial Statements).


                                  NYSE/NASDAQ (U.S.$)       TSE (CDN $)
                                     HIGH      LOW        HIGH       LOW
-------------------------------------------------------------------------
1997
First quarter                       16.00     12.00       21.75     16.40
Second quarter                      17.63     13.13       24.50     18.00
Third quarter                       23.75     16.13       33.00     22.20
Fourth quarter                      24.63     17.88       33.50     25.50
-------------------------------------------------------------------------
1997 annual                         24.63     12.00       33.50     16.40
-------------------------------------------------------------------------
1996
First quarter                        7.88      6.25       10.80      8.30
Second quarter                      10.75      8.50       14.50     12.00
Third quarter                       13.50     10.00       18.10     12.70
Fourth quarter                      15.25     12.50       20.95     17.00
-------------------------------------------------------------------------
1996 annual                         15.25      6.25       20.95      8.30
-------------------------------------------------------------------------