Form 10-K405, Exhibit 13
period 1999-12-31
DENBURY RESOURCES INC
filed 2000-03-20
CIK 945764

EXHIBIT 13



  PAGE 1, PAGE 6, PAGES 11 THROUGH 16 INCLUSIVE, PAGE 19, PAGE 26 AND PAGES 29 THROUGH 68 INCLUSIVE, OF THE COMPANY'S ANNUAL REPORT TO STOCKHOLDERS FOR THE YEAR ENDED DECEMBER 31, 1999, BUT EXCLUDING PHOTOGRAPHS AND ILLUSTRATIONS SET FORTH ON THESE PAGES, NONE OF WHICH SUPPLEMENTS THE TEXT AND WHICH ARE NOT OTHERWISE REQUIRED TO BE DISCLOSED IN THIS ANNUAL REPORT ON FORM 10-K.

  Financial Highlights

                                             YEAR ENDED DECEMBER 31,
                                 ----------------------------------------------  AVERAGE
  AMOUNTS IN THOUSANDS OF                                                         ANNUAL
  U.S. DOLLARS UNLESS NOTED       1999      1998      1997      1996     1995   GROWTH (2)
  ----------------------------------------------------------------------------------------
  PRODUCTION (DAILY)
    Oil (Bbls)                   12,090    13,603     7,902     4,099     1,995      57%
    Gas (Mcf)                    27,948    36,605    36,319    24,406    13,271      20%
    BOE (6:1)                    16,748    19,704    13,955     8,167     4,207      41%
  REVENUE (NET OF ROYALTIES)     81,575    81,883    85,333    52,880    20,032      42%
  UNIT SALES PRICE
    Oil (per Bbl)                 13.08     10.29     17.25     18.98     14.90      -3%
    Gas (per Mcf)                  2.34      2.31      2.68      2.73      1.90       5%
  CASH FLOW FROM OPERATIONS(1)   31,619    30,096    56,607    34,140     9,394      35%
  NET INCOME (LOSS)               4,614  (287,145)   14,903     8,744       714      59%
  AVERAGE COMMON SHARES
    OUTSTANDING                  39,928    25,926    20,224    13,104     6,870      55%
  PER SHARE:
    Cash flow from
      operations: (1)
        Basic                      0.79      1.16      2.80      2.61      1.37     -13%
        Diluted                    0.79      1.15      2.64      2.39      1.37     -13%
    Net income (loss):
        Basic                      0.12    (11.08)     0.74      0.67      0.10       5%
        Diluted                    0.12    (11.08)     0.70      0.63      0.10       5%
  OIL AND GAS CAPITAL
    INVESTMENTS                  54,967   102,652   305,427    86,857    28,524      18%
  TOTAL ASSETS                  252,566   212,859   447,548   166,505    77,641      34%
  LONG-TERM LIABILITIES         154,976   226,436   256,637     7,481     5,077     135%
  STOCKHOLDERS' EQUITY
    (DEFICIT) AND
    PREFERRED STOCK              72,428   (32,265)  160,223   142,504    68,501       1%
  PROVEN RESERVES
    Oil (MBbls)                  51,832    28,250    52,018    15,052     6,292      69%
    Gas (MMcf)                   50,438    48,803    77,191    74,102    48,116       1%
    MBOE (6:1)                   60,238    36,383    64,883    27,403    14,312      43%
    Discounted future cash
      flow - 10%                462,870   115,019   361,329   316,098    96,965      48%
  PER BOE DATA (6:1)
    Revenue                       13.34     11.38     16.75     17.69     13.05       1%
    Production taxes              (0.60)    (0.56)    (0.82)    (0.94)    (0.78)     -6%
    Lease operating expenses      (4.25)    (3.49)    (3.54)    (3.57)    (3.64)      4%
  ----------------------------------------------------------------------------------------
    Production netback             8.49      7.33     12.39     13.18      8.63       0%
    Administrative expenses       (1.21)    (1.02)    (1.30)    (1.50)    (1.25)     -1%
    Interest (expense) income     (2.22)    (2.13)     0.02     (0.26)    (1.26)     15%
    Other                          0.11      -         -         -         -         -
  ----------------------------------------------------------------------------------------
  CASH FLOW (1)                    5.17      4.18     11.11     11.42      6.12      -4%
  ----------------------------------------------------------------------------------------
  (1) Exclusive of the net change in non-cash working capital balances.
  (2) Computed using 1995 as a base year.

                             Reporting Format

  Unless otherwise noted, the disclosures in this report have (i) dollar amounts presented in U.S. dollars, (ii) production volumes expressed on a net revenue interest basis, and (iii) gas volumes converted to equivalent barrels at 6:1.

  SELECTED OPERATING DATA

  OIL AND GAS RESERVES

  Our reserves at December 31, 1999, 1998 and 1997 were estimated by Netherland, Sewell & Associates, Inc., an independent Dallas-based engineering firm. The reserves were prepared using constant prices and costs in accordance with the guidelines of the Securities and Exchange Commission ("SEC"), based on the prices received on a field-by-field basis as of December 31 of each year. The reserves do not include any value for probable or possible reserves which may exist, nor do they include any value for undeveloped acreage. The reserve estimates represent our net revenue interest in our properties.

                                                Year Ended December 31,
                                              ---------------------------
                                              1999(3)     1998      1997
                                              -------    ------   -------
     ESTIMATED PROVED RESERVES:
       Oil (MBbls) ......................      51,832    28,250    52,018
       Natural Gas (MMcf) ...............      50,438    48,803    77,191
       Oil Equivalent (MBOE) ............      60,238    36,383    64,883
     PERCENTAGE OF MBOE:
       Proved producing .................         41%       39%       40%
       Proved non-producing .............         25%       38%       26%
       Proved undeveloped ...............         34%       23%       34%
     REPRESENTATIVE OIL AND GAS PRICES: (1)
       Oil - NYMEX ......................    $  25.60  $  12.00  $  18.32
       Natural Gas - NYMEX Henry Hub ....        2.12      2.15      2.58
     PRESENT VALUES:(2)
       Discounted estimated future net
         cash flow before income taxes
         (PV10 Value) (thousands) .......    $462,870  $115,019  $361,329
       Standardized measure of discounted
         estimated future net cash flow
         after net income taxes (thousands)  $448,374  $115,019  $335,308
     _______________
     (1) The oil prices as of each respective year-end were based on NYMEX prices per Bbl and NYMEX Henry Hub ("NYMEX") prices per MMBtu, with these representative prices adjusted by field to arrive at the appropriate corporate net price.
     (2) Determined based on year-end unescalated prices and costs in accordance with the guidelines of the SEC, discounted at 10% per annum.
     (3) For comparative purposes, we also prepared a December 31, 1999 reserve report using a NYMEX oil price of $18.50 and a NYMEX gas price of $2.50, with these prices also adjusted by field. The PV10 Value in this report was $281.6 million with 56.2 MMBOE of proved reserves.


  CAPITAL EXPENDITURES

  The major components of our capital expenditure programs over the last three years are as follows:


     (Amounts in Thousands)               Year Ended December 31,
                                        ---------------------------
                                         1999      1998       1997
                                        ------    -------   -------
     Property acquisitions:
        Proved ......................  $20,488    $13,674  $149,145
        Unevaluated .................    1,283      6,604    77,664
     Exploration ....................    7,672     12,222    20,734
     Development ....................   25,524     70,152    57,884
                                        ------    -------   -------
        Total capital expenditures ..  $54,967   $102,652  $305,427
                                        ======    =======   =======

  FIELD SUMMARIES

  Denbury operates in two core areas, Louisiana and Mississippi. Our five largest fields constitute approximately 80% of our total proved reserves on a BOE and PV10 Value basis. Within these five fields we own an average 94% working interest and operate 98% of the wells. These five largest fields are located in four counties in Mississippi and one parish in Louisiana. The concentration of value in a relatively small number of fields allows us to benefit substantially from any operating cost reductions or production enhancements and allows us to effectively manage the properties from our two field offices in Houma, Louisiana and Laurel, Mississippi. In the table below, we have included our nine largest fields which comprise approximately 88% of our PV10 Value.

                             Proved Reserves as of                  1999
                              December 31, 1999 (1)           Average Production
                         --------------------------------   ---------------------
                                Natural   PV10      PV10                             Gross     Average Net
                         Oil      Gas     Value   Value %      Oil    Natural Gas  Productive    Revenue
                       (MBbls)  (MMcf)   (000's)  of Total  (Bbls/d)   (Mcf/d)      Wells (2)   Interest
   -------------------------------------------------------------------------------------------------------
   Louisiana
    Lirette              134    16,537  $ 21,027    4.6%        125       8,376         11          60%
    Atchafalaya Bay      252     3,436     8,922    1.9%        267       2,753          3          44%
    Bayou Rambio          28     3,975     7,568    1.6%         44       4,037          4          62%
    Other Louisiana      341    13,740    18,585    4.0%        327       9,481         29          41%
                      ------    ------   -------   -----     ------      ------        ---         ----
   Total Louisiana       755    37,688    56,102   12.1%        763      24,647         47          47%
                      ------    ------   -------   -----     ------      ------        ---         ----
   Mississippi
    Heidelberg        31,458     7,988   238,192   51.5%      5,547         963        157          80%
    Little Creek       6,146        -     58,440   12.6%        587(3)       -          36          83%
    Eucutta            4,902        -     41,672    9.0%      2,176         127         46          78%
    King Bee           1,583        -     13,522    2.9%        415(3)       -           4          66%
    Quitman            1,410        -     10,321    2.2%        709          -          19          77%
    Davis              1,442        -      8,708    1.9%        546          -          20          92%
    Other Mississippi  3,985     3,778    32,823    7.1%      1,289       1,614         66          50%
                      ------    ------   -------   -----     ------      ------        ---         ----
   Total Mississippi  50,926    11,766   403,678   87.2%     11,269       2,704        348          74%
                      ------    ------   -------   -----     ------      ------        ---         ----
   Other                 151       984     3,090    0.7%         58         597          -            -
                      ------    ------   -------   -----     ------      ------        ---         ----
   Company Total      51,832    50,438  $462,870  100.0%     12,090      27,948        395          71%
                      ======    ======   =======  ======     ======      ======        ===         ====

   (1)      The  reserves  were prepared using  constant prices  and
            costs in accordance with the guidelines of the SEC based
            on the prices received on  a field-by-field basis as  of
            December 31, 1999.   The oil  price at that  date  was a
            NYMEX price of $25.60  per Bbl  adjusted  by field and a
            NYMEX natural gas price average of $2.12 per  MMBtu also
            adjusted by field.
   (2)      Includes only productive wells in which the  Company has
            a working interest as of December 31, 1999.
   (3)      These  fields were  acquired during 1999.   The  average
            production during  the period  they  were owned  by  the
            Company was 1,520 Bbls/d for Little Creek Field  and 592
            Bbls/d for King Bee Field.

  ACQUISITIONS

  Acquisitions have historically been an integral part of our strategy and are the primary source of "feedstock" for our exploitation activities. Although we are primarily interested in acquiring good properties at good prices, if possible, we try to maintain a well-balanced portfolio of oil and natural gas development, exploitation and exploration projects in order to minimize the overall risk profile of our investment opportunities while still providing significant upside potential.

  Through December 31, 1999, approximately 75% of our oil and gas reserves have been obtained from acquisitions and the balance from development of these properties. During the last four years we have made four key acquisitions, the first being in May 1996. At that time, we acquired properties in our core areas from Amerada Hess Corporation for approximately $37.2 million. In December 1997, we acquired oil properties in the Heidelberg Field from Chevron U.S.A., Inc. for approximately $202 million. During 1999, we acquired a tertiary recovery oil field (Little Creek) for $12.3 million and the King Bee oil field for $4.9 million, both of which are in Mississippi. The Eucutta Field acquired in the Hess acquisition and the Heidelberg, Little Creek and King Bee Fields are four out of our top five fields as of December 31, 1999, based on their PV10 Value.

                             HESS ACQUISITION

  The initial production rates during our first two months of ownership on the Hess properties averaged 2,945 BOE/d. Subsequent internal development and exploitation of these properties has made this acquisition very profitable for us, as production peaked in the second quarter of 1998 at 9,730 BOE/d, a 230% increase from initial levels. The production level has decreased in subsequent quarters along with production declines on several of our horizontal oil wells drilled at Eucutta Field in late 1997 and early 1998 and a general decrease in subsequent development work to replace this production. During 1999, the production averaged 4,120 BOE/d and has generally stabilized at the January 2000 average production rate of approximately 3,900 BOE/d. As of December 31, 1999, the proven reserves from this acquisition totaled
  8.1 million BOEs with a PV10 Value using December 31, 1999 prices of $70 million.

                            CHEVRON ACQUISITION

  We have increased production each quarter on our largest acquisition to date, the Heidelberg Field. When we acquired the property, production was approximately 2,900 BOE/d. As a result of our subsequent development work, production for 1998 averaged 3,760 BOE/d and during the fourth quarter of that year was 4,250 BOE/d. During 1999, we began to have a production response from the waterflood units at this field. We had commenced activity on the East Heidelberg Waterflood Unit in early 1998, the largest waterflood, at which time production was approximately 250 Bbls/d. By the fourth quarter of 1999, production had increased to approximately 1,700 Bbls/d. Overall, the average production at Heidelberg was 4,541 BOE/d, 5,626 BOE/d,

  6,140 BOE/d, and 6,500 BOE/d for the first through fourth quarters of 1999, respectively with an annual average of 5,708 BOE/d. As of December 31, 1999, the proven reserves at Heidelberg Field totaled
  32.8 million BOEs with a PV10 Value using December 31, 1999 prices of $238.2 million.

                             1999 ACQUISITIONS

  During 1999 we completed acquisitions totaling $20.5 million, primarily composed of the aforementioned Little Creek and King Bee Fields. The proven reserves from these acquisitions totaled 8.2 million BOEs with a PV10 Value using December 31,1999 prices of $72 million. These properties contributed an average of approximately 1,000 BOE/d to our 1999 average production and approximately 2,400 BOE/d to our average production during the fourth quarter.

  BUSINESS STRATEGY

  As part of our corporate strategy, we believe in the following fundamental principles:

  * remain focused in specific regions;
  * acquire properties where we believe additional value can be created through a combination of exploitation, development, exploration and marketing;
  * acquire properties that give us a majority working interest and operational control or where we believe we can ultimately obtain it;
  * maximize the value of our properties by increasing production and reserves while reducing cost; and
  * maintain a highly competitive team of experienced and incentivized personnel.

  Illustration not incorporated by reference.

  OPERATIONS

  As oil prices improved during 1999 we gradually increased our activity level. During 1999, we spent a total of $34.5 million on exploration and development expenditures and approximately $20.5 million on acquisitions. During 1999, we implemented a more conservative capital spending policy, whereby after the first quarter we essentially limited our development and exploration expenditures to our estimated cash flow from operations. We plan to maintain a similar fiscal policy in 2000. Over one-half of the 1999 budget, excluding acquisitions, was spent at Heidelberg, our largest field, and we anticipate that a similar percentage of the 2000 capital expenditures will be expended at Heidelberg. During 1999, we drilled a total of 20 wells, all but four of which were development wells. During 1999, the drilling expenditures totaled $8.6 million, geological, geophysical and acreage expenditures totaled $5.7 million and the balance of $20.2 million was expended on recompletions, workovers and associated facilities.

                                MISSISSIPPI

  In Mississippi, the majority of our production is oil, produced largely from depths of less than 10,000 feet. The fields in this region are characterized by relatively small geographic areas that generate prolific production from stacked or multiple pay sands. Our Mississippi production is usually associated with large amounts of saltwater, which is disposed of in saltwater disposal wells or re-injected for secondary recovery operation. The vast majority of wells require artificial lift equipment. The combination of these factors increase the operating costs on a per barrel basis as compared to our properties in Louisiana which are predominately gas producers. We place considerable emphasis on reducing operating costs in order to maximize the cash flow from this area. We had a working interest in 348 producing wells in Mississippi as of the close of 1999, with total proved reserves of 52.9 million BOEs and PV10 Value of $403.7 million using year-end 1999 prices.

  Heidelberg Field

  Our most important and biggest property is the Heidelberg field, acquired from Chevron in December 1997. This field was discovered in 1944 and has produced an estimated 193 MMBbls of oil and 36 Bcf of gas since its discovery. This Field is a large salt-cored anticline that is divided due to subsequent faulting into western and eastern segments. Production is from a series of normally pressured Cretaceous and Jurassic Age sandstone formations situated between 4,500 feet and 11,500 feet. There are 11 producing formations in the Heidelberg Field containing 40 individual reservoirs, with the majority of the past and current production coming from the Eutaw and Christmas sands at depths of approximately 5,000 feet.

  Eutaw Sands

  By the end of the first quarter of 2000, we should have five waterflood units in place at Heidelberg; four on the East side and one expanded unit on the West. These waterflood units produce from the shallow (approximately 4,400 feet) Eutaw formation. The Eutaw formation consists of 10 distinct reservoirs, all of which are currently being waterflooded. To date, the cumulative production from these sands is estimated at 81 million barrels, or approximately 22% of the estimated original oil in place. We believe that a properly designed and executed waterflood program should increase the recovery factor to 36%, similar to that expected from the nearby and analogous Eucutta Field.

  Shortly after we acquired Heidelberg Field, we implemented an inverted 5-spot waterflood in East Fault Block No. 1. East Fault Block No. 1 began to show response in late 1998 and early 1999 and the net production from the waterflood has increased from approximately 250 Bbls/d when water injection commenced to approximately 1,700 Bbls/d by the fourth quarter of 1999. The response has continued to exceed the projections of our independent engineers and we expect additional production increases in 2000. As of year-end 1999, our proven reserves included 12.1 million BOEs attributable to this unit with a PV10 Value of $84 million. There are three additional recently formed waterflood units in East Heidelberg. These units are not as large as East Fault Block No. 1, but the reservoir and fluid properties are nearly identical. Water injection commenced in two of these units during the fourth quarter of 1999. Although we expect these additional units to have a response similar to the response experienced in East Fault Block No. 1, the actual daily production rates will be lower as these units cover a smaller geographical area.

  Illustration not incorporated by reference.

  Water injection was commenced by Chevron in the West Heidelberg Eutaw sands late in 1996. This unit has not responded as well as the East unit, which we ascribe to the lack of a proper waterflood pattern. We have begun to modify the original line drive waterflood into an inverted 5 spot pattern, we are drilling additional producing and injection wells, and we are upgrading the lift capacity. While it is too early to forecast absolute results, the production has increased in this unit from approximately 300 Bbls/d in mid 1998 to approximately 700 Bbls/d as of the fourth quarter of 1999. Approximately 25% of our 2000 budget is scheduled for Heidelberg waterflood units, which entails the drilling, reactivating or conversion of approximately 15 production wells and 15 injection wells, pump upgrades, facility work and other development activities.

  Illustration not incorporated by reference.

  Christmas Sands

  The Christmas formation, located just below the Eutaw formation, is the second most prolific formation at Heidelberg. The Christmas formation consists of four sand packages that occur throughout the field. Since its discovery, the Christmas sands have produced approximately 69 MMBbls. We believe that poor sweep efficiency is experienced in this reservoir due to low gravity oils, stratified permeability, and the presence of a strong water drive. We have confirmed the poor sweep efficiency by drilling wells in close proximity to existing wells and encountered relatively undrained areas within these sands. We currently plan to drill eight additional wells in the Christmas sands during 2000. As of year-end 1999, our proven reserves included 7.8 million BOEs attributable to the Christmas sands with a PV10 Value of $63 million using year-end prices.

  Other Sands

  Several additional zones below the Christmas formation, including the Tuscaloosa, Paluxy, Rodessa, Hosston, Cotton Valley and Smackover formations, have produced on a cumulative basis a combined 15 MMBbls and 10 Bcf through December 1999. We believe that additional reserve potential may exist for extensions of existing reservoirs, potential new reservoirs and additional waterflood opportunities within the Heidelberg Field area. We currently plan to drill an additional five wells in these deeper sands during 2000. Although our drilling plans may appear modest for 2000, we can produce a large percentage of the reserves in these deeper sands through existing wells. The wells planned for 2000 are positioned to delineate newly discovered reservoirs in 1999 while providing additional production or injection opportunities for planned waterfloods. As of year-end 1999, our proven reserves included 4.4 million BOEs attributable to these sands with a PV10 Value of $51.6 million using year-end prices.

  We are also developing the Selma Chalk sand at a depth of approximately 3,400-3,600 feet. This sand, while named the Chalk, is actually a blanket sand reservoir that overlies the entire field. Selma gas was historically used as lease fuel with very little of the gas actually being sold. Development of the Selma gas began in 1990 but little development occurred between 1990 and 1999. This formation was originally developed on 320-acre spacing, but we have obtained approval to reduce the spacing to 80 acres and may ultimately propose 40 acre spacing. We plan to drill an additional five to six wells in this formation during 2000.

  We have increased Heidelberg production each quarter since we took over operations. When we acquired the property, production was approximately 2,900 BOE/d. As a result of our subsequent development work, production for 1998 averaged 3,760 BOE/d and during the fourth quarter of that year was 4,250 BOE/d. During 1999, the production continued to climb with overall production at Heidelberg averaging 4,541 BOE/d, 5,626 BOE/d, 6,140 BOE/d, and 6,500 BOE/d for the first through fourth quarters of 1999, respectively, with an annual average of 5,708 BOE/d. As of December 31, 1999, the proven reserves at Heidelberg totaled 32.8 million BOEs with a PV10 Value of $238.2 million using December 31, 1999 prices.

  Graph not incorporated by reference.

  Little Creek Field

  Our second largest field based on PV10 Value at year-end 1999 was Little Creek Field, acquired in the third quarter of 1999 for $12.3 million. Little Creek is a tertiary recovery (carbon dioxide flood) project with 36 producing wells and 17 injection wells. We have a 99%
  working interest in this field that produces light sweet oil from the Tuscaloosa formation. Although operating costs in Little Creek are higher than our corporate average due to the tertiary recovery operations, its oil receives a price with a significantly lower discount to NYMEX than our corporate average, thus almost offsetting the higher operating costs.

  This field was discovered in 1958 and the pilot phase of CO2 flooding began in 1974. Five phases are currently planned, with the first two phases virtually completed. These first two phases increased the ultimate recovery factor in that portion of the field by approximately 14%. Phase III was implemented in 1997 and our 2000 plans include implementing phase IV. Based on an incremental recovery factor of 10.6% for the third through fifth phases, our proven reserves as of year-end were 6.1 million BOEs with a PV10 Value of $58.4 million using year-end prices. Assuming Phases III, IV and V perform as well as the first two phases, there may be an additional two to three million barrels to recover. Production at this field averaged 1,629 BOE/d during the fourth quarter. Production from Little Creek is expected to increase throughout 2000 and peak during 2003 at an estimated net rate of 3,300 BOE/d.
                                 Page 15

  Illustration not incorporated by reference.

  Eucutta Field

  We acquired the Eucutta Field in our May 1996 Amerada Hess purchase. The field is located about 18 miles east of Laurel, Mississippi and about 10 miles from Heidelberg Field. Since its discovery in 1943, this field has produced 50 MMBbls.

  The Eucutta Field is divided into a shallow Eutaw sand unit in which we have a 78% working interest and the deeper Tuscaloosa, Wash-Fred, Paluxy, Rodessa, Sligo and Hosston sand zones in which we have an average working interest of 99%. The Eucutta Field traps oil in multiple sandstone reservoirs from the Eutaw to the Hosston formations in this highly faulted anticline from depths of 5,000 to 11,000 feet. Late in 1999, we began isolating lower Eutaw sands that we thought were in communication with the existing waterflood. We have established nearly 400 BOE/d of production within these lower Eutaw sands. Additional testing will be required to accurately predict the additional reserves from these intervals.

  In late 1997, we established new production in the Paluxy interval in a series of six stacked sands. Production peaked in this field in the second quarter of 1998 as a result of eight additional horizontal wells drilled in the last half of 1997 and first half of 1998. Production for 1999 averaged 2,200 BOE/d and as of December 31, 1999, the proven reserves at Eucutta totaled 4.9 million BOEs with a PV10 Value of $41.7 million using year-end prices.

  Other Mississippi Fields

  In addition to the above fields, we own a working interest in 109 producing wells in 32 fields in Mississippi, which in the aggregate averaged approximately 3,000 Bbls/d and 1.6 MMcf/d of net production during 1999. As of December 31, 1999, the proven reserves on these other Mississippi fields totaled 9.0 million BOEs with a PV10 Value of $65.4 million using year-end prices.

                            SOUTHERN LOUISIANA

  Our southern Louisiana producing fields are typically large complex structural features containing multiple stacked reservoirs. Current production depths range from 7,000 feet to 16,000 feet with potential throughout the area for even deeper production. The region produces predominantly natural gas, with most reservoirs producing via water-drive.

  The majority of  the our  southern Louisiana  fields lie  in the  Houma embayment area of Terrebonne and LaFourche Parishes. The area is characterized by complex geological structures that have produced prolific reserves, typical of the lower Gulf Coast geosyncline. The advent

  Illustration not incorporated by reference.

  and availability of 3-D seismic has become a valuable tool in exploration and development throughout the onshore Gulf Coast and has been pivotal in discovering significant reserves. We currently own or have license to work on over 550 square miles of 3-D seismic data and plan to continue to expand our data ownership. We believe that this 3-D seismic data, some of which is the first 3-D shot in these swampy areas, has the potential to identify significant exploration prospects, particularly in the deeper geo-pressured sections below 12,000 feet. The majority of our exploration plans for 2000 are located in Terrebonne Parish and are the result of 3-D seismic interpretation.

  We participated in two successful exploratory wells located in the Main Pass area, offshore Louisiana, during 1999. Current plans include the drilling of two additional wells to fully develop these two discoveries. The combined rate from the four wells is expected to exceed 25 MMcf/d based on testing of the first two wells. Facilities are currently being designed, with installation scheduled for the late third quarter of 2000. Based on our 19% net interest, our production is estimated at approximately 5 MMcf/d. We have several additional prospects in the Main Pass area that may be drilled in 2000 or 2001.

  We had a working interest in 47 producing wells in Louisiana as of the close of 1999, with total proved reserves of 7.0 million BOEs and a PV10 Value of $56.1 million using year-end 1999 prices.

  Lirette Field

  Lirette is our largest gas field and our largest Louisiana property in terms of PV10 Value. The Lirette structure is a large salt-cored anticline located about 10 miles south of Houma, Louisiana, which has produced over one Tcf of natural gas from multiple reservoirs since its initial discovery in 1937. The field is located in six to ten feet of inland water and produces from depths of 8,000 feet to 16,000 feet. During 1999 we acquired an additional interest in this field, bringing our current working interest to over 90%. During 1999 the net production from this field averaged approximately 8.4 MMcf/d and 125 Bbls/d from 11 wells and as of December 31, 1999, we had total proved reserves of 2.9 million BOEs with a PV10 Value of $21.0 million using year-end 1999 prices. During 2000 we will have a 66% working interest in an exploratory well we expect to drill in the first half of the year which will target a 3-D identified fault block in the Tex W sands.

  Other Louisiana Fields

  In addition to the Lirette Field, we own a working interest in 36 producing wells at 29 other fields in Louisiana, which in the aggregate averaged approximately 16.3 MMcf/d and 638 Bbls/d of net production during 1999. As of December 31, 1999, the proven reserves on these other Louisiana fields totaled 4.1 million BOEs with a PV10 Value of $35.1 million using year-end prices.

  SELECTED ABBREVIATIONS


  Bbl One stock tank barrel, of 42 U.S. gallons liquid volume, used herein in reference to crude oil or other liquid hydrocarbons.

  Bbls/d         Barrels of oil produced per day.

  Bcf            One billion cubic feet of natural gas.

  BOE One barrel of oil equivalent using the ratio of one barrel of crude oil, condensate or natural gas liquids to 6 Mcf of natural gas.

  BOE/d          BOEs produced per day.

  Btu British thermal unit, which is the heat required to raise the temperature of a one-pound mass of water from 58.5 to 59.5 degrees Fahrenheit.

  MBbls One thousand barrels of crude oil or other liquid hydrocarbons.

  MBOE           One thousand BOEs.

  MBtu           One thousand Btus.

  Mcf            One thousand cubic feet of natural gas.

  Mcf/d One thousand cubic feet of natural gas produced per day.

  MMBbls One million barrels of crude oil or other liquid hydrocarbons.

  MMBOE          One million BOEs.

  MMBtu          One million Btus.

  MMcf           One million cubic feet of natural gas.

  PV10 Value     When  used   with  respect  to  oil  and  natural   gas
                 reserves, PV10  Value means the estimated future  gross
                 revenue to  be generated from the production of  proved
                 reserves,  net  of  estimated  production   and  future
                 development costs, using prices and costs in  effect at
                 the determination  date, without giving effect to  non-
                 property-related   expenses   such   as   general   and
                 administrative  expenses,   debt  service  and   future
                 income tax expense or to depreciation, depletion and amortization, discounted to present value using an annual discount rate of 10% in accordance with the guidelines of the Securities and Exchange Commission.

  Proved         Reserves that can be expected to be recovered through
  Developed      existing wells with existing equipment and operating
  Reserves       methods.

  Proved         The estimated quantities of crude oil, natural gas and
  Reserves       natural gas liquids which geological and engineering
                 data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions.

  Proved         Reserves that are expected to be recovered from new
  Undeveloped    wells on undrilled acreage or from existing wells
  Reserves       where a relatively major expenditure is required.

  Tcf            One trillion cubic feet of natural gas.

  Working        The operating interest which gives the owner the right
  Interest       to drill, produce and conduct operating activities on
                 the property as well as to a share of production.

                  MANAGEMENT'S DISCUSSION AND ANALYSIS


     Denbury is an independent energy company engaged in acquisition, development and exploration activities in the U.S. Gulf Coast region, primarily onshore in Louisiana and Mississippi. Denbury's primary strategy is to acquire properties which it believes have significant upside potential and to then increase the value of these properties through the efficient development, enhancement and operation of those properties. Denbury's corporate headquarters is in Dallas, Texas, and it has two primary field offices in Houma, Louisiana and Laurel, Mississippi.

  CAPITAL RESOURCES AND LIQUIDITY

     As a result of depressed oil prices in 1998 which continued into the first part of 1999, the Company's cash flow and results of operations were adversely affected during 1998 and the first quarter of 1999. This reduction in cash flow also contributed to an increase in the Company's debt levels, which as a multiple of cash flow were at historic highs as of December 31, 1998. As a result, the Company sought additional capital and in December 1998 entered into an agreement to sell $100 million of common stock to our largest shareholder, the Texas Pacific Group ("TPG"), which occurred on April 21, 1999 (see "1999 Sale of Equity and Move of Domicile" below).

  Graph depicting the NYMEX crude oil price postings by month from January 1996 through December 1999:

  Jan-96  Feb-96  Mar-96  Apr-96  May-96  Jun-96  Jul-96  Aug-96  Sep-96  Oct-96  Nov-96  Dec-96
  18.70   18.78   21.18   23.29   21.09   20.43   21.25   21.91   23.93   24.89   23.55   25.12

  Jan-97  Feb-97  Mar-97  Apr-97  May-97  Jun-97  Jul-97  Aug-97  Sep-97  Oct-97  Nov-97  Dec-97
  25.18   22.17   20.97   19.73   20.87   19.22   19.66   19.95   19.78   21.28   20.22   18.32

  Jan-98  Feb-98  Mar-98  Apr-98  May-98  Jun-98  Jul-98  Aug-98  Sep-98  Oct-98  Nov-98  Dec-98
  16.73   16.08   15.05   15.47   14.93   13.67   14.08   13.38   14.98   14.46   12.96   11.24

  Jan-99  Feb-99  Mar-99  Apr-99  May-99  Jun-99  Jul-99  Aug-99  Sep-99  Oct-99  Nov-99  Dec-99
  12.49   12.02   14.68   17.30   17.77   17.92   20.10   21.28   23.79   22.67   24.77   26.09


     During 1999, the Company made significant strides in rebuilding its balance sheet and improving its financial condition. Oil prices increased sharply during 1999 from a NYMEX average of approximately $13.00 per Bbl during the first quarter to approximately $24.50 per Bbl during the fourth. The Company's production also increased throughout 1999 from a first quarter average of 15,417 barrels of oil equivalent produced per day ("BOE/d") to a fourth quarter average of 18,491 BOE/d, an increase of 20%. This was accomplished through a combination of both acquisitions and an increase in the Company's base production.

     FEBRUARY 1999 AMENDMENT TO BANK CREDIT FACILITY. On February 19, 1999, the Company amended its credit facility with Bank of America, as agent for a group of eight other banks. Under this amendment, the borrowing base was set at $110 million, of which $60 million was classified as within their normal credit guidelines. The credit facility's other restrictions continued, such as a prohibition on the payment of dividends and a prohibition on most debt, liens and corporate guarantees. This amendment:

  * provided certain relief on the minimum equity and interest coverage tests;
  * changed the facility to one secured by substantially all of the Company's oil and natural gas properties;

  * required that as long as the borrowing base is larger than the normal credit guideline borrowing base (currently $60 million), at least 75% of the funds borrowed must be used for either qualifying acquisitions or capital expenditures to maintain, enhance or develop proved reserves ("Qualified Purpose"); and
  * increased the interest rate to a range from LIBOR plus 1.0% to LIBOR plus 1.75% (depending on the amounts outstanding) and LIBOR plus 2.125% on all debt if the outstanding debt exceeds the borrowing base under normal credit guidelines, currently set at $60 million.

     After the repayment of the credit facility in April 1999 with the proceeds from the TPG stock sale, $9.6 million remained outstanding on the facility, leaving a total borrowing capacity at that time of approximately $100 million. Since April, the Company has borrowed $17.9 million on this facility for two acquisitions, resulting in $27.5 million of outstanding bank debt as of December 31, 1999. At the October 1, 1999 re-determination of the borrowing base, the conforming borrowing base of $60 million and the total borrowing base of $110 million were re-affirmed, leaving the Company with a total borrowing capacity of $82.5 million as of December 31, 1999. The Company also made a slight modification to the bank agreement as of September 30, 1999, which reduced from $25 million to $15 million the amount that could be borrowed by the Company for expenditures other than a Qualified Purpose. During 1999, all of the Company's borrowings were for a Qualified Purpose.

  Graph depicting the Company's bank debt by quarter for 1999 (in millions of dollars):

          1st Qtr    2nd Qtr    3rd Qtr    4th Qtr
           109.6      17.5       27.5       27.5

     The next scheduled borrowing base re-determination will be as of April 1, 2000. There can be no assurance that the banks will not reduce the borrowing base at that time, as such redetermination will depend on current and expected oil and natural gas prices at that time, the Company's development and acquisition results during 1999, the then current level of debt and several other factors, some of which are beyond the Company's control.

     1999 SALE OF EQUITY AND MOVE OF DOMICILE. In April 1999, our stockholders voted to move Denbury's domicile from Canada to the United States as a Delaware corporation and to sell 18,552,876 shares of common stock to an affiliate of TPG for $100 million or $5.39 per share. As part of the move of domicile, the Company's wholly-owned subsidiary, Denbury Management, Inc. ("DMI"), was merged into the new Delaware parent which expressly assumed all liabilities of DMI, including DMI's obligation for the 9% Senior Subordinated Notes due 2008 and DMI's outstanding bank credit facility. As a result of this transaction, TPG's ownership of the Company's outstanding common stock increased from 32% to 60%. The Company intends to use the proceeds from the TPG equity sale for acquisitions, although in the interim, the funds have been used to reduce its outstanding bank debt.

     The TPG equity infusion and related reduction in debt, the improved oil prices and the production increases have all made a positive impact on the Company's earnings and cash flow during 1999. These factors are also expected to continue to impact future periods. The Company's debt to cash flow ratio was reduced from 7.5 times as of the end of 1998 to less than 3.0 times for the fourth quarter of 1999 on an annualized basis. Without the $2.8 million of cash outflow during the fourth quarter of 1999 on the oil hedge that expired in December 1999 (3,000 Bbls/d at $14.24 per Bbl - see "Market Risk Management"), this debt ratio would have been reduced even more to approximately 2.4 times. Furthermore, the Company's debt to PV10 Value and debt per BOE went from 196% and $6.18, respectively, as of December 31, 1998 to 33% and $2.53, respectively, as of December 31, 1999.

     The improved product prices have also allowed the Company to pursue oil development opportunities that were uneconomical at the low oil prices that prevailed in the second half of 1998 and first quarter of 1999. However, there can be no assurance that the recent increase in oil prices will be sustained. In addition, with the funds made available by the equity sale to TPG, the Company intends to pursue oil and gas acquisitions which, if accomplished, should be accretive to the Company's operating results. There can be no assurance that suitable acquisitions will be identified in the future or that any such acquisitions will be successful in achieving desired profitability objectives. Without suitable acquisitions or the capital to fund such acquisitions, the Company's future growth could be limited or even eliminated.

  Graph comparing the Company's 1999 development expenditures to its cash flow, by quarter for 1999 (in millions of dollars):


                                   1st Qtr   2nd Qtr   3rd Qtr  4th Qtr
  Development expenditures           4.7       8.1       9.5      12.2
  Cash flow from operations          2.5       6.6       9.5      13.0

     The Company's development budget for 2000 is $60 million with approximately 50% of these expenditures targeted for the Heidelberg Field. Slightly more than half of these anticipated expenditures at the Heidelberg Field are for additional drilling, pump upgrades, facility and other development work on the waterflood units. The balance of the planned expenditures is for further developmental drilling in other areas of the field, primarily in the Christmas formation. An additional 20% of the 2000 budget relates to recompletions and workovers in various other fields, and an additional 10% to 15% of the budget is devoted to exploratory drilling, seismic or other exploratory type expenditures. During 2000, the Company plans to follow a similar fiscal policy as it did during 1999 and keep its development and exploration expenditures at approximately the same level as cash flow from operations. As such, although the level of the Company's projected cash flow is highly variable and difficult to predict due to volatility in product prices, the success of its drilling and developmental work and other factors, the Company currently does not expect its development spending in 2000 to materially increase its debt. The Company also expects that this spending level should lead to a slight increase in production throughout the year. If acquisitions are unavailable at attractive rates, the Company does have an inventory of potential development projects that it could commence, subject to the availability and allocation of capital resources.

  SOURCES AND USES OF FUNDS

     During 1999, the Company spent approximately $34.5 million on exploration and development expenditures and approximately $20.5 million on acquisitions. The exploration and development expenditures included approximately $8.6 million spent on drilling, $5.7 million of geological, geophysical and acreage expenditures and $20.2 million spent on facilities and workover costs. These exploration and development expenditures were funded primarily by cash flow from operations. The acquisitions were funded by both cash flow and incremental bank debt of $17.9 million (See also "1999 Acquisitions").

  Graph depicting the Company's capital expenditures during the last three years (in millions of dollars):

                      1997    1998     1999
                      -----   -----    -----
  Development          81.3    89.0     34.5
  Acquisitions        224.1    13.7     20.5
                      -----   -----    -----
  Total               305.4   102.7     55.0
                      =====   =====    =====

     During 1998, the Company spent approximately $89.0 million on exploration and development activities and approximately $13.7 million on acquisitions. The exploration and development expenditures included approximately $53.0 million spent on drilling, $17.8 million of geological, geophysical and acreage expenditures and $18.2 million spent on workover costs. These expenditures were funded by bank debt ($60.0 million), cash flow from operations ($20.3 million) and from cash and other sources ($22.4 million). Of the total 1998 expenditures of $102.7 million, approximately 26% or $27 million of the development expenditures were directed to long-term projects such as production facilities and waterflood units, plus undeveloped properties such as acreage and seismic that were not expected to benefit the Company until 1999 or beyond.

     During 1997, the Company spent approximately $81.3 million on oil and natural gas exploration and development activities and approximately $224.1 million on acquisitions, the majority of which related to the $202 million acquisition from Chevron in December. The exploration and development expenditures included approximately $55.9 million spent on drilling, $9.0 million of geological, geophysical and acreage expenditures and the balance of $16.4 million spent on workover costs. These expenditures were funded by available cash ($3.2 million), cash flow from operations ($62.3 million) and bank debt ($239.9 million).

  RESULTS OF OPERATIONS

  Operating Income

     Production volumes on a BOE basis were 15% lower during 1999 when compared to 1998, as indicated below. This decline was generally the result of a curtailment in spending during the last half of 1998 when oil prices declined. Production volumes for the Company peaked in the second quarter of 1998 and then declined each quarter thereafter through the first quarter of 1999. Beginning with the second quarter of 1999, production has increased each quarter, corresponding with the increase in oil prices and a general resumption of development activities and increased spending. Even though total production volumes were lower in 1999, because of improved oil prices, there was very little change in net operating income between the two years. These statistics and other data are set forth in the following chart.

                                          Year Ended December 31,
  ---------------------------------------------------------------------
                                       1999         1998         1997
  ---------------------------------------------------------------------
  Operating income (thousands)
       Oil sales                      $57,713      $51,080      $49,748
       Natural gas sales               23,862       30,803       35,585
       Less production taxes           (3,662)      (4,049)      (4,156)
       Less lease operating
         expenses                     (26,029)     (25,113)     (18,062)
  ---------------------------------------------------------------------
            Operating income          $51,884      $52,721      $63,115
  ---------------------------------------------------------------------
  Unit prices - including impact
    of hedges (1)
       Oil price per Bbl              $ 13.08      $ 10.29      $ 17.25
       Gas price per Mcf                 2.34         2.31         2.68

  Unit prices - excluding impact
    of hedges (1)
       Oil price per Bbl              $ 15.03      $ 10.29      $ 17.25
       Gas price per Mcf                 2.42         2.32         2.68
  ---------------------------------------------------------------------
  Netback per BOE (2)
       Sales price                    $ 13.34      $ 11.38      $ 16.75
       Production taxes                 (0.60)       (0.56)       (0.82)
       Lease operating expenses         (4.25)       (3.49)       (3.54)
  ---------------------------------------------------------------------
            Production netback        $  8.49      $  7.33      $ 12.39
  ---------------------------------------------------------------------
  Average daily production volume
       Bbls                            12,090       13,603        7,902
       Mcf                             27,948       36,605       36,319
       BOE (2)                         16,748       19,704       13,955
  ---------------------------------------------------------------------

  (1) See also "Market Risk Management" below for information concerning the Company's hedging transactions.
  (2) Barrel of oil equivalent using the ratio of one barrel of oil to six Mcf of natural gas ("BOE").

     PRODUCTION. Prior to 1998, the Company's average daily production increased each quarter for several years in a row, fueled by a combination of internal growth and acquisitions. The Company's production peaked during the second quarter of 1998 at 21,927 BOE/d and then began to decline due to (i) shutting in uneconomic wells, (ii) declines on existing production, particularly from horizontal wells, and (iii) the postponement of several oil development projects due to low oil prices. This decline continued through the first quarter of 1999, after which oil prices began to increase and the Company resumed its development program. In addition, about this same time the Company began to experience a production response from its Heidelberg waterflood units that had been initiated in the prior year. Since the first quarter of 1999, production has increased gradually each quarter.

  Graph depicting the Company's average daily production by quarter from 1996 through 1999 ( MBOE per day):

                         1996                           1997
               -------------------------      -------------------------
                Q1     Q2     Q3     Q4        Q1     Q2     Q3     Q4
               ----   ----   ----   ----      ----   ----   ----   ----
  Oil           2.1    3.7    4.8    5.8       7.2    7.5    8.1    8.7
  Natural Gas   3.4    4.1    4.4    4.3       5.1    5.9    6.1    7.2
               ----   ----   ----   ----      ----   ----   ----   ----
     Total      5.5    7.8    9.2   10.1      12.3   13.4   14.2   15.9
               ====   ====   ====   ====      ====   ====   ====   ====

                         1998                           1999
               -------------------------      -------------------------
                Q1     Q2     Q3     Q4        Q1     Q2     Q3     Q4
               ----   ----   ----   ----      ----   ----   ----   ----
  Oil          14.7   15.6   12.8   11.3      10.3   11.5   12.5   14.0
  Natural Gas   6.7    6.3    6.6    4.8       5.1    4.5    4.5    4.5
               ----   ----   ----   ----      ----   ----   ----   ----
     Total     21.4   21.9   19.4   16.1      15.4   16.0   17.0   18.5
               ====   ====   ====   ====      ====   ====   ====   ====

     The Company's recent acquisitions and subsequent development work thereon are the primary factors leading to the Company's production increases in recent years. During 1996, the Company completed a key acquisition for $37 million from Amerada Hess. In December 1997 it completed a $202 million acquisition from Chevron.

     The initial production rates for the first two months of ownership on the properties acquired from Amerada Hess averaged 2,945 BOE/d, with virtually all of the subsequent production increases coming from internal development and exploitation of these properties. The production on these Hess properties peaked in the second quarter of 1998 at 9,730 BOE/d. During the third quarter of 1998, the average production on these properties began to decline and for 1999 averaged 4,120 BOE/d. This decrease is primarily due to production declines on several horizontal oil wells drilled at Eucutta Field in late 1997 and early 1998 and the lack of subsequent development work to replace this production. The production from these fields has generally stabilized and for the month of January 2000 averaged approximately 3,900 BOE/d.

     The Company has increased production each quarter on its largest acquisition to date, the Heidelberg Field, acquired from Chevron in December 1997. At the time of acquisition, this property was producing
  approximately 2,900 BOE/d.   As a result of
  development work on this field, particularly during the first six months of 1998, production for 1998 averaged 3,760 BOE/d and for the fourth quarter averaged 4,250 BOE/d. During 1999, production increased significantly from the waterflood units at Heidelberg, particularly the East Heidelberg Waterflood Unit. Activity on this unit had commenced in early 1998 and production on this unit increased from approximately 250 Bbls/d in the summer of 1998 to approximately 1,700 Bbls/d for the fourth quarter of 1999. Overall, the average production at Heidelberg was 4,541 BOE/d, 5,626 BOE/d, 6,140 BOE/d and 6,500 BOE/d for the first through fourth quarters of 1999, respectively, with an annual average of 5,708 BOE/d.

     1999 ACQUISITIONS. During 1999 the Company completed acquisitions totaling $20.5 million, primarily comprised of a $12.3 million acquisition of a tertiary recovery oil field (Little Creek) in Southern Mississippi and a $4.9 million acquisition of the King Bee Field, also in Mississippi. The proven reserves from these acquisitions totaled
  8.1 million BOEs with a present value of future net revenues discounted at 10% ("PV10 Value") using December 31, 1999 prices of $72 million. These properties contributed approximately 1,000 BOE/d to our average daily production rate in 1999 and approximately 2,400 BOE/d to the fourth quarter average.

  Graph depicting the Company's average net oil price by year (dollars per Bbl):

          1997         1998         1999
         ------       -----        -----
          17.25       10.29        13.08

     REVENUE. Oil and natural gas revenues have not changed dramatically from 1997 to 1999, although the components underlying the revenue have changed substantially. Between 1997 and 1998, even though production increased 41%, oil and natural gas revenues dropped 4% due to a 40% drop ($6.96 per Bbl) in the average oil prices and a 14% drop ($0.37 per Mcf) in the average natural gas prices. Based on 1998 production levels, these reduced product prices caused 1998 oil and natural gas revenues to decrease by approximately $40 million compared to revenues if 1997 average prices had continued. Between 1998 and 1999 production decreased 15%, but oil and natural gas revenues declined less than 1% due to a 27% increase ($2.79 per Bbl) in the net oil price and a slight increase in natural gas prices. Included in the 1999 net oil price is an $8.6 million loss on oil hedging, which equates to approximately $1.95 per Bbl. Approximately $5.8 million of this loss relates to a 3,000 Bbls/d swap at $14.24 per Bbl that ended in December 1999. The Company also realized a $126,000 loss on its natural gas hedges and expensed $672,000 that it paid to reduce its gas

  Graph depicting the Company's average net gas price by year (dollars per Mcf):

          1997         1998         1999
          ----         ----         ----
          2.68         2.31         2.34
  hedges for November 1999 through December 2000 to its current level of 24 MMBtu/d (see "Market Risk Management").

     OPERATING EXPENSES. Between 1997 and 1998 overall production taxes and operating expenses increased primarily due to an increase in the number of properties, principally from the Hess and Chevron acquisitions. Even though the number of properties increased, production increased at a faster pace, allowing the Company to reduce its production taxes and operating expenses on a BOE basis by 7% between 1997 and 1998. Between 1998 and 1999 total production and operating expenses were relatively unchanged, although the cost per BOE increased 20% between the two years. This increase is even more pronounced for the fourth quarter of 1999, when operating costs per BOE were $5.56. This increase in operating expenses was the result of several wells being returned to production, an increase in production taxes related to higher product prices, and the addition of Little Creek Field during the third quarter of 1999, which has a higher operating cost per barrel due to tertiary recovery operations. Operating costs on this field averaged $12.45 per BOE during the time the Company owned the property in 1999. Expenses are expected to remain high on this field as the Company is initiating additional phases of tertiary recovery, although operating expenses are expected to be approximately $3 to $4 per BOE less than the current levels over the life of the property as the Company is able to recover and recycle more carbon dioxide in the future.

     For the properties acquired in the Hess acquisition, operating expenses declined from the 1996 level of $5.35 per BOE to $3.39 per BOE for 1998, but increased to $4.63 per BOE for 1999 as a result of the production declines. Operating expenses per BOE on the Heidelberg Field acquired from Chevron have decreased from their initial level of $6.38 per BOE when acquired in late 1997 to an average of $5.04 per BOE in 1998, and an average of $5.12 per BOE for 1999. The savings were a result of general cost saving measures and increased productivity per well through overall production increases, partially offset in 1999 by the increased cost of waterflood operations as several wells were returned to production.

  General and Administrative Expenses

     As outlined below, general and administrative ("G&A") expenses have increased along with the Company's growth.

                                       Year Ended December 31,
  ------------------------------------------------------------------
                                   1999         1998          1997
  ------------------------------------------------------------------
  Net G&A Expenses (Thousands)
     Gross expenses               $20,119      $18,962       $13,909
     State franchise taxes            346          785           428
     Operator overhead charges    (10,278)      (9,749)       (5,502)
     Capitalized
       exploration expenses        (2,812)      (2,657)       (2,225)
  ------------------------------------------------------------------
          Net expenses            $ 7,375      $ 7,341       $ 6,610
  ------------------------------------------------------------------
  Average G&A cost per BOE        $  1.21      $  1.02       $  1.30

  Employees as of December 31         220          205           157
  ------------------------------------------------------------------

     On a BOE basis, G&A costs decreased 22% between 1997 and 1998 but increased 19% between 1998 and 1999, largely related to the changes in production levels. On a gross basis, G&A expenses have increased each year as indicated above, with an average increase in net G&A expenses of 6% over the three year period.

     Generally, the Company was very active during 1997 and the first part of 1998, but then significantly reduced its field expenditures and activity during the second half of 1998 due to the decline in oil prices. The activity level has gradually resumed in 1999, beginning with the second quarter, as oil prices have rebounded. Although an annual comparison between 1998 and 1999 reveals only minor changes, the trend is significantly different. Gross G&A increased between 1997 and 1998 primarily due to the acquisition of Heidelberg Field in late 1997 and a corresponding increase in the number of employees employed by the Company. Between 1998 and 1999, the single largest component of the increase in gross G&A expenses was a reinstatement of a bonus accrual in the third quarter of 1999, as no accrual was made during the last half of 1998 or the first half of 1999. Also contributing to the increase in 1999 were increased consultant fees as a result of the increased activity and increased rent expense as a result of an increase in office space and the expiration of a lease in May 1999 which was below the current market rate.

     As briefly discussed above, the net G&A is also affected by the amount of overhead charged during the period. The respective well operating agreements allow the Company, when it is the operator, to charge a well with a specified overhead rate during the drilling phase and to also charge a monthly fixed overhead rate for each producing well. As a result of the Heidelberg acquisition in late 1997 and the addition of several producing wells, the gross G&A recovered through these types of charges (listed in the above as "Operators Overhead Charges") increased from $5.5 million in 1997 to $9.7 million in 1998. As a result of the resumption in development activity in 1999 as compared to 1998, this recovery further increased to $10.3 million.

  Interest and Financing Expenses

                                          Year Ended December 31,
  ------------------------------------------------------------------
  Amounts in Thousands Except Per
  Unit Amounts                            1999        1998     1997
  ------------------------------------------------------------------
  Interest expense                      $15,795     $17,534   $1,111
  Non-cash interest expense                (834)       (627)     (91)
  ------------------------------------------------------------------
  Cash interest expense                  14,961      16,907    1,020
  Interest and other income              (1,415)     (1,623)  (1,123)
  ------------------------------------------------------------------
    Net cash interest expense (income)  $13,546     $15,284   $ (103)
  ------------------------------------------------------------------
  Average net cash interest
    expense (income) per BOE            $  2.22     $  2.13   $(0.02)
  Average debt outstanding              172,010     205,087   12,700
  Average interest rate (1)                8.7%        8.2%      8.0%
  ------------------------------------------------------------------

  (1) Includes commitment fees but excludes amortization of debt issue costs.

     During the first half of 1997, the Company had minimal debt outstanding as virtually all of the bank debt had been retired during the fourth quarter of 1996 with proceeds from a public offering of common stock completed in October 1996. Late in the fourth quarter of 1997, the Company borrowed $202 million of the $240 million of bank debt outstanding as of December 31, 1997 to fund the Chevron acquisition. This bank debt remained outstanding for only two months. On February 26, 1998 this bank debt was repaid with proceeds from a debt and equity offering, leaving an outstanding bank loan of $40 million for the rest of the first quarter of 1998, plus $125 million of recently issued 9% Senior Subordinated Notes. This bank debt increased throughout 1998, from $40 million as of March 31, 1998 to $70 million as of June 30, to $90 million as of September 30, to $100 million as of December 31, 1998, or total debt as of December 31, 1998 of $225 million. These transactions resulted in substantially higher interest expense for 1998 as compared to 1997, on both an absolute and BOE basis.

     In 1999, the Company began the year with $225 million of total debt and further increased this to $234.6 million by the end of the first quarter. This debt was reduced by $100 million in April 1999 with the proceeds from the TPG equity infusion (see "1999 Sale of Equity and Move of Domicile" above). An additional $17.9 million was borrowed during the remainder of the second and third quarters to fund acquisitions, bringing the total bank debt to $27.5 million as of December 31, 1999, or total outstanding debt of $152.5 million after inclusion of the $125 million of 9% Senior Subordinated Notes. The net result was a lower average level of debt in 1999 than in 1998, resulting in a decrease of 10% in net interest expense during 1999. On a BOE basis, net cash interest expense increased slightly (4%) between 1998 and 1999 as a result of the overall decline in production.

  Depletion, Depreciation and Site Restoration

     Depletion, depreciation and amortization ("DD&A") increased between 1997 and 1998 along with the additional capitalized cost and decreased between 1998 and 1999 as a result of the reduced oil and gas property basis after the full cost pool writedowns at June 30, 1998 and December 31, 1998 and the increase in reserve quantities during 1999.

                                         Year Ended December 31,
  ------------------------------------------------------------------
  Amounts in Thousands Except Per
    Unit Amounts                        1999       1998       1997
  ------------------------------------------------------------------
  Depletion and depreciation          $24,277   $ 50,820     $31,587
  Site restoration provision              384        419         408
  Depreciation of other fixed assets      854        995         724
  ------------------------------------------------------------------
    Total amortization                $25,515   $ 52,234     $32,719
  ------------------------------------------------------------------
  Average DD&A cost per BOE           $  4.17   $   7.26     $  6.42
  Writedown of oil and gas
    properties                        $   -     $280,000     $   -
  ------------------------------------------------------------------

     Due to changes in oil prices, the Company's proved oil reserves changed significantly between year-end 1997, 1998 and 1999. The oil price affects reserve quantities, as a reduced oil price causes wells to reach the end of their economic life much sooner and also makes certain proved undeveloped locations uneconomical. Conversely, a higher oil price extends these economic lives, thus adding to the reserve quantities. The oil prices used in the December 31, 1997 reserve report were based on a NYMEX oil price of $18.32 per Bbl, with these representative prices adjusted by field to arrive at the appropriate corporate net price in accordance with the rules of the Securities and Exchange Commission. This price was reduced to $12.00 per Bbl at December 31, 1998 to reflect the current prices at that time, and increased to a price of $25.60 per Bbl as of December 31, 1999. The Company's average net realized oil prices used in the December 31, 1997, 1998 and 1999 reserve reports were $14.43, $7.37 and $21.42 per Bbl, respectively. The change in year-end prices caused a reduction in reserves quantities solely related to prices of 15.1 million BOE between 1997 and 1998 and an increase in reserves solely due to prices of 15.8 million BOE between 1998 and 1999. The Company also lost approximately 9.8 million BOE in 1998 which in part was related to price, in that the Company postponed or canceled repairs and upgrades on oil wells resulting in steeper declines, and in part related to poor performances on three of the Company's gas properties in Louisiana and an unsuccessful Louisiana development well. Conversely, the Company added 8.2 million BOE from acquisitions and 5.9 million BOE from other development work in 1999 and had other minor upward revisions which totaled 153,000 BOE. In summary, the Company's total proved reserves were 64.9 million BOE as of December 31, 1997,
  36.4 million BOE as of December 31, 1998 and 60.2 million BOE as of December 31, 1999.

     These fluctuations in oil prices also significantly impacted oil reserve values. Under full cost accounting rules, the Company is required each quarter to perform a ceiling test calculation. In determining the limitation on property carrying values, Securities and Exchange Commission accounting rules require the discounting of estimated future net revenues from its proved reserves at 10% per year using unescalated current prices ("PV10 Value"). The PV10 Value of the Company's proved reserves was $361 million as of December 31, 1997, $115 million as of December 31, 1998 and $463 million as of December 31, 1999. Due to the significant drop in PV10 Value in 1998, the Company had full cost pool writedowns at June 30, 1998 and December 31, 1998 of $165 million and $115 million, respectively. The change in reserve quantities between the respective years, coupled with the writedowns in 1998, which reduced the Company's cost basis by $280 million, caused the DD&A rate per BOE (excluding writedowns) to increase from $6.42 per BOE for 1997 to $7.26 per BOE in 1998, and to decrease to $4.17 per BOE in 1999.

     The Company also provides for the estimated future costs of well abandonment and site reclamation, net of any anticipated salvage, on a
  unit-of-production  basis.   This  provision
  is included in the DD&A expense and has increased each year along with an increase in the number of properties owned by the Company.

  Income Taxes

     Due to a net loss each year for tax purposes, the Company does not have any current tax provision. As a result of the previously discussed $280.0 million writedown of oil and natural gas properties and the resulting net pre-tax loss of $302.8 million for the year ended December 31, 1998, a deferred income tax provision for 1998 using the effective tax rate of 37% would have resulted in a $96.4 million net deferred tax asset. Based upon management's review of the Company's ability to generate sufficient future taxable income prior to the expiration of the Company's net loss carryovers, the Company fully impaired the $96.4 million net deferred tax asset. At December 31, 1999, the Company continues to believe that it is more likely than not that future taxable income will not be sufficient to realize the benefit from the Company's deferred tax assets within the expiration period of the Company's net operating losses. In reaching this conclusion, the Company estimated its future profitability based on oil and gas pricing indicative of historic trends and consistent with the Company's long-term forecasting and anticipated levels of projected capital spending, a portion of which are intangible drilling costs which are deducted in the year the costs are incurred. For the year ended December 31, 1999, the deferred tax provision using the effective tax rate of 37% and based on net income before tax of $4.6 million would have resulted in a deferred income tax provision of $1.7 million. However, the Company utilized a portion of its deferred tax assets and its corresponding valuation allowance to offset this provision, leaving a net deferred tax asset as of December 31, 1999 of $95.1 million, all of which is still fully impaired.


                                           Year Ended December 31,
  ------------------------------------------------------------------
  Amounts in Thousands Except Per
    Unit Amounts                        1999        1998        1997
  ------------------------------------------------------------------
  Deferred income tax (benefit)      $     -     $(15,620)  $  8,895
    provision (thousands)
  Average income tax (benefit)
    provision per BOE                $     -     $(  2.17)  $   1.75
  Effective tax rate                       -           5%        37%
  ------------------------------------------------------------------
  Net operating loss carryforwards   $ 139,859   $118,619   $ 47,841
  ------------------------------------------------------------------
  Net deferred tax asset (liability) $  95,137   $ 96,402   $(15,620)
  Valuation allowance                  (95,137)   (96,402)       -
  ------------------------------------------------------------------
    Total net deferred tax asset
      (liability)                    $     -     $    -     $(15,620)
  ------------------------------------------------------------------

  RESULTS OF OPERATIONS

     Between 1997 and 1998, production increased and most expenses, other than interest expense, improved on a BOE basis. Nonetheless, as a result of the decline in product prices in 1998, net income and cash flow from operations decreased substantially on both a gross and per share basis as outlined below. In addition, during 1998, the Company incurred a $280.0 million non-cash charge to operations to writedown the carrying value of its oil and natural gas properties as previously discussed. Between 1998 and 1999, even though production was down, improved product prices coupled with the reduced DD&A per BOE resulted in net income for the year as outlined below. Cash flow from operations was only slightly higher (5%) in 1999 as compared to 1998 as the improved product prices were almost offset by the decreased production level. Each of these factors are more fully discussed in the preceding paragraphs.

  Graph depicting the Company's cash flow from operations by quarter, excluding the change in working capital items (in millions of dollars):

             1997                    1998                  1999
     Q1    Q2    Q3    Q4      Q1   Q2   Q3   Q4     Q1   Q2   Q3   Q4
    14.9  12.0  13.2  16.4    11.5  9.1  6.8  2.8    2.5  6.6  9.5 13.0


                                          Year Ended December 31,
  --------------------------------------------------------------------
  Amounts in Thousands Except Per
    Share Amounts                       1999        1998       1997
  --------------------------------------------------------------------
  Net income (loss)                    $ 4,614   $(287,145)    $14,903
  Net income (loss) per common share:
     Basic                             $  0.12   $  (11.08)    $  0.74
     Diluted                              0.12      (11.08)       0.70

  Cash flow from operations (1)        $31,619   $  30,096     $56,607
  --------------------------------------------------------------------

  (1) Represents cash flow provided by operations, exclusive of the net change in non-cash working capital balances.

     The following  table summarizes the cash  flow, DD&A and results  of
  operations on a  BOE basis for  the comparative periods.   Each of  the
  individual components are discussed above.


                                             Year Ended December 31,
  ---------------------------------------------------------------------
   Per BOE Data                            1999        1998      1997
  ---------------------------------------------------------------------
     Revenue                             $ 13.34     $ 11.38    $16.75
     Production taxes                      (0.60)      (0.56)    (0.82)
     Lease operating expenses              (4.25)      (3.49)    (3.54)
  ---------------------------------------------------------------------
     Production netback                     8.49        7.33     12.39
     General and administrative expenses   (1.21)      (1.02)    (1.30)
     Net cash interest (expense) income    (2.22)      (2.13)     0.02
     Other                                  0.11          -         -
  ---------------------------------------------------------------------
       Cash flow from operations(1)         5.17        4.18     11.11
     DD&A                                  (4.17)      (7.26)    (6.42)
     Deferred income taxes                    -         2.17     (1.75)
     Writedown of oil and natural
       gas properties                         -       (38.93)       -
     Other non-cash items                  (0.25)      (0.09)    (0.01)
  ---------------------------------------------------------------------
       Net income (loss)                 $  0.75     $(39.93)   $ 2.93
  ---------------------------------------------------------------------

  (1) Represents cash flow provided by operations, exclusive of the net change in non-cash working capital balances.


  Market Risk Management

     The Company uses fixed and variable rate debt to partially finance budgeted expenditures. These agreements expose the Company to market risk related to changes in interest rates. The Company does not hold or issue derivative financial instruments for trading purposes.

     The following table presents the carrying and fair value of the Company's debt along with average interest rates. Fair values are calculated as the net present value of the expected cash flows of the financial instrument.


                                Expected Maturity Dates
  -----------------------------------------------------------------------
  Amounts in Thousands    2000-           2003-                     Fair
                          2001    2002    2007    2008    Total    Value
  -----------------------------------------------------------------------
  Variable rate debt:
    Bank debt             $ -   $27,500  $ -     $  -   $ 27,500 $ 27,500
  The average interest rate on the bank debt at December 31, 1999 is 7.15%.

  Fixed rate debt:
    Subordinated debt       -      -       -     125,000 125,000  113,800
  The interest rate on the subordinated debt is a fixed rate of 9%.

     The Company also enters into various financial contracts to hedge its exposure to commodity price risk associated with anticipated future oil and natural gas production. These contracts consist of price ceilings and floors, no-cost collars and fixed price swaps.

     As of December 31, 1998, the Company had zero-cost financial contracts ("collars") in place that hedged a total of 40 million cubic feet of natural gas per day ("MMcf/d") through August 1999 and 30 MMcf/d thereafter through December 2000. The first set of contracts had a weighted average ceiling price of approximately $2.95 per MMBtu and the second set of contracts had a ceiling price of $2.58 per MMBtu. Both contracts had a floor price of $1.90 per MMBtu. During the first half of 1999, the Company collected $603,000 on these contracts, but during the second half the Company paid out $729,000 related to these hedges. During the second half of 1999, the Company also retired 6 MMcf/d of the 30 MMcf/d collar at a cost of approximately $672,000. The net out of pocket cost during 1999 on the natural gas collars was $798,000, including the cost of the buyouts. The remaining contracts hedge approximately 90% of the Company's natural gas production, based upon fourth quarter production levels.

     During the fourth quarter of 1998, the Company modified certain of its oil sales contracts. These contracts, which were generally for a period of 18 months, provided that approximately 45% of the Company's oil production at that time had a price floor of between $8.00 and $10.00 per Bbl which equates to a NYMEX oil price of between $15.00 and $16.00 per Bbl. As compensation for the price floors, the contracts provided that the Company's discount to NYMEX increases as oil prices rise. The incremental funds received by the Company in late 1998 and early 1999 from the price floors have been approximately equally offset by the reduced funds during the last half of 1999, as a result of an additional discount to NYMEX as oil prices rose. The majority of these types of sale contracts expire in April 2000.

     During March and April 1999, the Company entered into two collars to hedge a portion of its oil production. The first contract was a fixed price swap for 3,000 Bbls/d for the period of April through December 1999 at a price of $14.24 per Bbl. The second contract was a collar to hedge 3,000 Bbls/d for the period of May 1999 through December 2000 with a floor price of $14.00 per Bbl and a ceiling price of $18.05 per Bbl. The Company paid approximately $8.6 million on these contracts during 1999, which lowered the effective net oil price received by the Company for the year by $1.95 per barrel. The remaining contract collar hedges just over 20% of the Company's current oil production based on the fourth quarter production levels.

     In the aggregate, the Company paid a net amount of $9.4 million during 1999 on its commodity hedges. All of the remaining contracts in effect at December 31, 1999 expire in December 2000. Gain or loss on these derivative commodity contracts would be offset by a corresponding gain or loss on the hedged commodity positions. Based on the futures market prices at December 31, 1999, the Company would expect to pay approximately $4.5 million on the oil hedge contract and pay approximately $183,000 on the natural gas hedge contracts. If the futures market prices were to increase 10% from those in effect at December 31, 1999, the Company would be required to make additional cash payments of approximately $2.4 million under the oil contract and $800,000 under the gas contracts. If the futures market prices were to decline 10% from those in effect as December 31, 1999, the Company would reduce the payments due under the natural gas commodity contracts by $183,000 and reduce the payments due under the oil contracts by $2.4 million.

                             Year 2000 Issues

     Year 2000 issues relate to the ability of computer programs or equipment to accurately calculate, store or use dates after December 31, 1999. To date in 2000, the Company has not had any significant problems relating to these issues. The company did not incur any significant costs relating to the assessment and remediation of year 2000 issues.

                        Forward-Looking Information

     The statements contained in this Annual Report on Form 10-K that are not historical facts, including, but not limited to, statements found in this Management's Discussion and Analysis of Financial Condition and Results of Operations, are forward-looking statements, as that term is defined in Section 21E of the Securities and Exchange Act of 1934, as amended, that involve a number of risks and uncertainties. Such forward-looking statements may be or may concern, among other things, capital expenditures, drilling activity, acquisition plans and proposals and dispositions, development activities, cost savings, production efforts and volumes, hydrocarbon reserves, hydrocarbon prices, liquidity, Year 2000 issues, regulatory matters and competition. Such forward-looking statements generally are accompanied by words such as "plan," "estimate," "expect," "predict," "anticipate," "projected," "should," "assume," "believe" or other words that convey the uncertainty of future events or outcomes. Such forward-looking information is based upon management's current plans, expectations, estimates and assumptions and is subject to a number of risks and uncertainties that could significantly affect current plans, anticipated actions, the timing of such actions and the Company's financial condition and results of operations. As a consequence, actual results may differ materially from expectations, estimates or assumptions expressed in or implied by any forward-looking statements made by or on behalf of the Company. Among the factors that could cause actual results to differ materially are: fluctuations of the prices received or demand for the Company's oil and natural gas, the uncertainty of drilling results and reserve estimates, operating hazards, acquisition risks, requirements for capital, general economic conditions, competition and government regulations, as well as the risks and uncertainties discussed in this annual report, including, without limitation, the portions referenced above, and the uncertainties set forth from time to time in the Company's other public reports, filings and public statements.

                       Independent Auditors' Report


  To the Stockholders of Denbury Resources Inc.


  We have audited the consolidated balance sheets of Denbury Resources Inc. as of December 31, 1999 and 1998 and the related consolidated statements of operations, stockholders' equity (deficit) and cash flows for each of the three years in the period ended December 31, 1999. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, such consolidated financial statements present fairly in all material respects, the financial position of the Company as of December 31, 1999 and 1998 and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1999, in conformity with generally accepted accounting principles.


  /s/ Deloitte & Touche LLP

  Dallas, Texas
  February 22, 2000

  CONSOLIDATED BALANCE SHEETS

    AMOUNTS IN THOUSANDS OF U.S. DOLLARS                     DECEMBER 31,
                                                          -------------------
                                                            1999        1998
                                                          -------     -------
    ASSETS
    CURRENT ASSETS
       Cash and cash equivalents ......................  $ 11,768    $  2,049
       Accrued production receivables .................    15,836       5,495
       Trade and other receivables ....................     2,942      16,390
                                                          -------     -------
               Total current assets    ................    30,546      23,934
                                                          -------     -------
    PROPERTY AND EQUIPMENT (USING FULL COST ACCOUNTING)
       Oil and natural gas properties .................   587,412     508,571
       Unevaluated oil and natural gas properties......    41,371      65,645
       Less accumulated depletion and depreciation.....  (417,828)   (393,552)
                                                          -------     -------
              Net property and equipment ..............   210,955     180,664
                                                          -------     -------

    OTHER ASSETS ......................................    11,065       8,261
                                                          -------     -------

               TOTAL ASSETS ...........................  $252,566    $212,859
                                                          =======     =======
    LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)
    CURRENT LIABILITIES
       Accounts payable and accrued liabilities........  $ 18,042    $ 13,570
       Oil and gas production payable .................     7,120       5,118
                                                          -------     -------
               Total current liabilities ..............    25,162      18,688
                                                          -------     -------
    LONG-TERM LIABILITIES
       Long-term debt .................................   152,500     225,000
       Provision for site reclamation costs                 1,820       1,436
       Other ..........................................       656         -
                                                          -------     -------
               Total long-term liabilities.............   154,976     226,436
                                                          -------     -------
    STOCKHOLDERS' EQUITY (DEFICIT)
       Preferred stock, $.001 par value,
          25,000,000 shares authorized; none
          issued and outstanding.......................      -           -
       Common stock, $.001 par value, 100,000,000
          shares authorized; 45,718,486 and
          26,801,680 shares issued and outstanding
          at December 31, 1999 and December 31,
          1998, respectively...........................        46          27
       Paid-in-capital in excess of par................   327,829     227,769
       Accumulated deficit ............................  (255,447)   (260,061)
                                                          -------     -------
               Total stockholders' equity (deficit)....    72,428     (32,265)
                                                          -------     -------

    TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT) $252,566    $212,859
                                                          =======     =======


               See Notes to Consolidated Financial Statements.

  CONSOLIDATED STATEMENTS OF OPERATIONS
                                                  YEAR ENDED DECEMBER 31,
                                                -----------------------------
     AMOUNTS IN THOUSANDS EXCEPT PER
       SHARE AMOUNTS (U.S. DOLLARS)              1999        1998       1997
                                               -------    --------    -------
     REVENUES
          Oil, natural gas and related
            product sales ................     $81,575    $ 81,883    $85,333
          Interest income and other ......       1,415       1,623      1,123
                                               -------    --------    -------
                Total revenues ...........      82,990      83,506     86,456
                                               -------    --------    -------
     EXPENSES
          Production .....................      29,691      29,162     22,218
          General and administrative .....       7,029       6,556      6,182
          Interest .......................      15,795      17,534      1,111
          Depletion and depreciation .....      25,515      52,234     32,719
          Franchise taxes ................         346         785        428
          Writedown of oil and natural
            gas properties ...............         -       280,000        -
                                               -------    --------    -------
                 Total expenses ..........      78,376     386,271     62,658
                                               -------    --------    -------
     Income (loss) before income taxes ...       4,614    (302,765)    23,798
     Income tax benefit (provision) ......         -        15,620     (8,895)
                                               -------    --------    -------
     NET INCOME (LOSS) ...................     $ 4,614   $(287,145)   $14,903
                                               =======    ========    =======

     NET INCOME (LOSS) PER COMMON SHARE
          Basic...........................     $  0.12   $ (11.08)    $  0.74
          Diluted.........................        0.12     (11.08)       0.70

     AVERAGE NUMBER OF COMMON SHARES
       OUTSTANDING
          Basic...........................      39,928     25,926      20,224
          Diluted.........................      39,987     25,926      21,445

               See Notes to Consolidated Financial Statements.

  CONSOLIDATED STATEMENTS OF CASH FLOWS
                                                 YEAR ENDED DECEMBER 31,
                                              --------------------------------
       AMOUNTS IN THOUSANDS OF U.S. DOLLARS    1999         1998        1997
                                              -------     --------     -------
       CASH FLOW FROM OPERATING ACTIVITIES:
          Net income (loss) ...............  $  4,614    $(287,145)   $ 14,903
           Adjustments needed to reconcile
             to net cash flow provided
             by operations:
           Depletion and depreciation .....    25,515       52,234      32,719
           Writedown of oil and natural
             gas properties ...............       -        280,000         -
           Deferred income taxes ..........       -        (15,620)      8,895
           Other ..........................     1,490          627          90
                                              -------     --------     -------
                                               31,619       30,096      56,607
          Changes in working capital items
            relating to operations:
           Accrued production receivables..   (10,341)       3,197       3,214
           Trade and other receivables.....    13,448       (1,028)    (11,719)
           Accounts payable and accrued
             liabilities ..................     4,472      (11,046)     13,713
           Oil and gas production payable..     2,002         (934)        502
                                              -------     --------     -------
       NET CASH FLOW PROVIDED BY OPERATIONS    41,200       20,285      62,317
                                              -------     --------     -------
       CASH FLOW USED FOR INVESTING
         ACTIVITIES:
           Oil and natural gas
             expenditures .................   (34,479)     (88,978)    (81,282)
           Acquisition of oil and
             natural gas properties .......   (20,488)     (13,674)   (224,145)
           Net purchases of other assets...    (1,381)      (1,145)     (2,132)
           Cash restricted for future site
             reclamation ..................    (2,347)         -           -
           Disposition of oil and gas
             properties ...................       400          -           -
                                              -------     --------     -------
       NET CASH USED FOR INVESTING ACTIVITIES (58,295)    (103,797)   (307,559)
                                              -------     --------     -------
       CASH FLOW FROM FINANCING ACTIVITIES:
           Bank repayments ................  (100,000)    (200,000)        -
           Bank borrowings ................    27,500       60,000     239,900
           Issuance of subordinated debt ..       -        125,000         -
           Net proceeds from issuance
             of common stock ..............   100,079       94,657       2,816
           Costs of debt financing ........      (765)      (3,402)     (1,511)
           Other ..........................       -            (20)        (90)
                                              -------     --------     -------
       NET CASH PROVIDED BY FINANCING
         ACTIVITIES .......................    26,814       76,235     241,115
                                              -------     --------     -------
       NET INCREASE (DECREASE) IN CASH AND
       CASH EQUIVALENTS ...................     9,719       (7,277)     (4,127)

       Cash and cash equivalents at
         beginning of year ................     2,049        9,326      13,453
                                              -------     --------     -------
       CASH AND CASH EQUIVALENTS AT END OF
         YEAR .............................  $ 11,768    $   2,049    $  9,326
                                              =======     ========     =======

       SUPPLEMENTAL DISCLOSURE OF CASH
       FLOW INFORMATION:
         Cash paid during the year
          for interest ....................  $ 15,805    $  11,821    $    447

               See Notes to Consolidated Financial Statements.

  CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY (DEFICIT)


                                                         PAID-IN    RETAINED
                                      COMMON STOCK     CAPITAL IN   EARNINGS
   DOLLAR AMOUNTS IN                ($.001 PAR VALUE)   EXCESS OF (ACCUMULATED
   THOUSANDS OF U.S. DOLLARS        Shares     Amount      PAR      DEFICIT)     TOTAL
                                  ----------   -----    --------   ---------   ---------
   BALANCE - JANUARY 1, 1997      20,055,757   $  20    $130,303   $  12,181   $ 142,504
                                  ----------   -----    --------   ---------   ---------
   Issued pursuant to
     employee stock option plan      280,656      -        1,916        -          1,916
   Issued pursuant to employee
     stock purchase plan.......       52,270      -          900        -            900
   Net income .................         -         -          -        14,903      14,903
                                  ----------   -----    --------   ---------   ---------
   BALANCE - DECEMBER 31, 1997    20,388,683      20     133,119      27,084     160,223
                                  ----------   -----    --------   ---------   ---------
   Issued pursuant to employee
     stock option plan.........      132,256      -          954        -            954
   Issued pursuant to employee
     stock purchase plan.......      101,561      -        1,139        -          1,139
   Conversion of warrants......      625,000       1       4,624        -          4,625
   Public placement of
     common stock .............    5,554,180       6      87,933        -         87,939
   Net loss ...................         -         -          -      (287,145)   (287,145)
                                  ----------   -----    --------   ---------   ---------
   BALANCE - DECEMBER 31, 1998    26,801,680      27     227,769    (260,061)    (32,265)
                                  ----------   -----    --------   ---------   ---------
   Issued pursuant to employee
     stock purchase plan.......      363,930      -        1,544        -          1,544
   Sale of common stock to TPG    18,552,876      19      98,516        -         98,535
   Net income .................         -         -          -         4,614       4,614
                                  ----------   -----    --------   ---------   ---------
   BALANCE - DECEMBER 31, 1999    45,718,486   $  46    $327,829   $(255,447)  $  72,428
                                  ==========   =====    ========   =========   =========


                    See Notes to Consolidated Financial Statements.

  Notes to Consolidated Financial Statements
  Years Ended December 31, 1999, 1998 and 1997

                  NOTE 1. SIGNIFICANT ACCOUNTING POLICIES

                   Organization and Nature of Operations

  At a special meeting of the stockholders held on April 20, 1999, the stockholders approved, among other things, a move of the Company's corporate domicile from Canada to the United States as a Delaware Corporation. The move of domicile was completed on April 21, 1999 and along with the move, the Company's wholly-owned subsidiary, Denbury Management, Inc. ("DMI"), was merged into the new Delaware parent company, Denbury Resources Inc. This move of domicile did not have any effect on the operations and assets of the Company, and as part of the move and merger, Denbury Resources Inc. expressly assumed any and all liabilities of its subsidiary, DMI, including the obligation for the 9% Senior Subordinated Notes due 2008 and the outstanding bank credit facility. The financial statements and notes herein have been modified for all periods presented to reflect the capital structure of the Company after the move of domicile.

  The Company operates as one business segment with operating activities related to exploration, development and production of oil and natural gas in the U.S. Gulf Coast region, primarily onshore in Louisiana and Mississippi.

                 Principles of Reporting and Consolidation

  The consolidated  financial statements  herein  have been  prepared  in accordance with generally accepted accounting principles ("GAAP") in the United States and include the accounts of the Company and its subsidiaries, all of which are wholly-owned. Prior to the Company's move of its corporate domicile from Canada to the United States as a Delaware corporation, the Company's financial statements were prepared in accordance with Canadian GAAP rather than United States GAAP. No adjustments to the financial statements were necessary for the switch to U.S. GAAP from Canadian GAAP, as there were no differences between the two accounting methods that impacted the Company's financial statements for the years presented herein. All material intercompany balances and transactions have been eliminated.

                      Oil and Natural Gas Operations

  A) CAPITALIZED COSTS. The Company follows the full-cost method of accounting for oil and natural gas properties. Under this method, all costs related to acquisitions, exploration and development of oil and natural gas reserves are capitalized and accumulated in a single cost center representing the Company's activities undertaken exclusively in the United States. Such costs include lease acquisition costs, geological and geophysical expenditures, lease rentals on undeveloped properties, costs of drilling both productive and non-productive wells and general and administrative expenses directly related to exploration and development activities and do not include any costs related to production, general corporate overhead or similar activities. Proceeds received from disposals are credited against accumulated costs except when the sale represents a significant disposal of reserves, in which case a gain or loss is recognized.

  Notes to Consolidated Financial Statements
  Years Ended December 31, 1999, 1998 and 1997


  B) DEPLETION AND DEPRECIATION. The costs capitalized, including production equipment, are depleted or depreciated on the unit-of-production method, based on proved oil and natural gas reserves as determined by independent petroleum engineers. Oil and natural gas reserves are converted to equivalent units based upon the relative energy content which is six thousand cubic feet of natural gas to one barrel of crude oil.

  C) SITE RECLAMATION. Estimated future costs of well abandonment and site reclamation, including the removal of production facilities at the end of their useful life, are provided for on a unit-of-production basis. Costs are based on engineering estimates of the anticipated method and extent of site restoration, valued at year-end prices, net of estimated salvage value, and in accordance with the current legislation and industry practice. The annual provision for future site reclamation costs is included in depletion and depreciation expense.

  D) CEILING TEST. The net capitalized costs of oil and gas properties are limited to the lower of unamortized cost or the cost center ceiling. The cost center ceiling is defined as the sum of (i) the present value of estimated future net revenues from proved reserves (discounted at 10%), based on unescalated year-end oil and natural gas prices; (ii) plus the cost of properties not being amortized; (iii) plus the lower of cost or estimated fair value of unproved properties included in the costs being amortized, if any; (iv) less related income tax effects.

  E) JOINT INTEREST OPERATIONS. Substantially all of the Company's oil and natural gas exploration and production activities are conducted jointly with others. These financial statements reflect only the Company's proportionate interest in such activities and any amounts due from other partners are included in the trade receivables.

                              Restricted Cash

  At December 31, 1999, the Company had approximately $2.3 million of restricted cash held in escrow for future site reclamation costs. This restricted cash is included in Other Assets in the Consolidated Balance Sheet. The Company had no restricted cash at December 31, 1998.

                    Net Income (Loss) Per Common Share

  Basic net income or loss per common share is computed by dividing the net income or loss attributable to common stockholders by the weighted average number of shares of common stock outstanding during the period. Diluted net income or loss per common share is calculated in the same manner but also considers the impact to net income and common shares for the potential dilution from stock options, stock warrants and any other outstanding convertible securities.

  Notes to Consolidated Financial Statements
  Years Ended December 31, 1999, 1998 and 1997


  The following is a reconciliation of the numerator and denominator used for the computation of basic and diluted net income or loss per common share.


                                                   YEAR ENDED DECEMBER 31,
                                                ----------------------------
  AMOUNTS IN THOUSANDS EXCEPT PER SHARE DATA     1999      1998        1997
                                                ------   --------     ------
  Net income (loss).........................   $ 4,614  $(287,145)   $14,903
                                                ======    =======     ======
  Weighted average common shares - basic....    39,928     25,926     20,224

  Effect of diluted securities:
     Stock options..........................        59       -           793
     Stock warrants.........................      -          -           428
                                                ------   --------     ------
  Weighted average common shares - diluted..    39,987     25,926     21,445
                                                ======    =======     ======
  Net income (loss) per common share
     Basic..................................   $  0.12  $  (11.08)   $  0.74
     Diluted................................      0.12     (11.08)      0.70
                                                ======    =======     ======

  For the year ended December 31, 1999, approximately 1.6 million shares of common stock under options were excluded from the diluted net income per share computation as the exercise price exceeded the average market price of the Company's common stock. Warrants representing 75,000 shares of common stock were also excluded from the 1999 diluted net income per share computation as the exercise price exceeded the average market price of the Company's common stock. For the year ended December 31, 1998, all dilutive securities were excluded from the calculation of diluted loss per share, as their effect would have been anti-dilutive.

                          Statement of Cash Flows

  For purposes of the Statement of Cash Flows, cash equivalents include time deposits, certificates of deposit and all liquid debt instruments with maturities at the date of purchase of three months or less.

                            Revenue Recognition

  Revenue is recognized at the time  oil and natural gas is produced  and
  sold.   Any amounts  due from  purchasers of  oil and  natural gas  are included in accrued production receivables.

  The Company follows the "sales method" of accounting for its oil and natural gas revenue, whereby the Company recognizes sales revenue on all oil or natural gas sold to its purchasers, regardless of whether the sales are proportionate to the Company's ownership in the property. A receivable or liability is recognized only to the extent that the Company has an imbalance on a specific property greater than the expected remaining proved reserves. As of December 31, 1999 and 1998, the Company's aggregate oil and natural gas imbalances were not material to its consolidated financial statements.

  Notes to Consolidated Financial Statements
  Years Ended December 31, 1999, 1998 and 1997

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

                           Comprehensive Income

  Effective January 1, 1998, the Company adopted Statement of Financial Accounting Standards ("SFAS") No. 130, "Reporting Comprehensive
  Income." This statement establishes standards for reporting of comprehensive income and its components in the financial statements. For the years ended December 31, 1999, 1998 and 1997, there were no differences between net income (loss) and comprehensive income.

  Financial Instruments with Off-Balance Sheet Risk and Concentrations of
                                Credit Risk

  The Company's product price hedging activities are described in Note 6 to the consolidated financial statements. The Company enters into financial transactions to hedge anticipated future production. Hedge accounting is utilized when there is a high degree of correlation between price movements in the derivative and the underlying item designated as being hedged. The impact of changes in the market value of the financial transactions, which serve as hedges, is deferred until the related physical transaction is completed. The changes, when recognized, are included in oil and gas revenues. If a financial transaction that has been accounted for as a hedge is closed before the date of the anticipated future transaction, the accumulated change in the value of the financial transactions is deferred until the related physical transaction is completed. In the event it becomes likely that an anticipated transaction will not occur or that adequate correlation no longer exists, hedge accounting is terminated and future changes in the fair value of the derivative are recognized as gains or losses in the statement of operations. Credit risk relating to these hedges is minimal because of the credit risk standards required for counter-parties and monthly settlements. The Company only has entered into hedging contracts with large and financially strong companies.

  The Company's financial instruments that are exposed to concentrations of credit risk consist primarily of cash equivalents, short-term investments and trade and accrued production receivables in addition to the product price hedges discussed above. The Company's cash equivalents and short-term investments represent high-quality securities placed with various investment grade institutions. This investment practice limits the Company's exposure to concentrations of credit risk. The Company's trade and accrued production receivables are dispersed among various customers and purchasers; therefore, concentrations of credit risk are limited.

  Notes to Consolidated Financial Statements
  Years Ended December 31, 1999, 1998 and 1997

  Also, the Company's more significant purchasers are large companies with excellent credit ratings. If customers are considered a credit risk, letters of credit are the primary security obtained to support lines of credit.

                    Fair Value of Financial Instruments

  As of December 31, 1999 and 1998, the carrying value of the Company's bank debt and most other financial instruments approximates their fair market value. The Company's bank debt is based on a floating interest rate and thus adjusts to market as interest rates change. During 1998, the Company issued $125 million of 9% Senior Subordinated Notes due 2008. As of December 31, 1999 and 1998, these notes had a market value of approximately $113.8 million and $110.0 million, respectively, based on quoted market prices. Based on market prices as of December 31, 1999, the Company would expect to pay approximately $4.5 million on its oil hedge contract and pay approximately $183,000 on its natural gas hedge contracts (See Note 6). The Company's other financial instruments are primarily cash, cash equivalents, short-term receivables and payables which approximate fair value due to the nature of the instrument and the relatively short maturities.

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

                     Recent Accounting Pronouncements

  In June 1998, the Financial Accounting Standards Board issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." This statement establishes accounting and reporting standards for derivative instruments and hedging activities. It requires the recognition of all derivatives as either assets or liabilities in the statement of financial position and measurement of these instruments at fair value. The Company is required to adopt this statement in the first quarter of 2001. The Company does not expect the adoption of this statement to have a significant impact on the Company's financial position or results of operations.

                      Note 2.  Property and equipment

    Unevaluated Oil and Natural Gas Properties Excluded From Depletion

  Under full cost accounting, the Company may exclude certain unevaluated costs from the amortization base pending determination of whether proved reserves have been discovered or impairment has occurred. A summary of the unevaluated properties excluded from oil and natural gas properties being amortized at December 31, 1999 and 1998 and the year in which they were incurred follows:


                               DECEMBER 31, 1999              DECEMBER 31, 1998
                        -------------------------------    -------------------------
                        Costs Incurred During:             Costs Incurred During:
                        ----------------------             ----------------------
                        1999    1998     1997    Total      1998      1997    Total
                        -----   -----   ------   ------    ------    ------   ------
   AMOUNTS IN THOUSANDS
   Property
     acquisition costs $1,283  $4,693  $30,566  $36,542   $ 4,693   $48,896  $53,589
   Exploration costs    1,427   3,402      -      4,829     8,260     3,796   12,056
                        -----   -----   ------   ------    ------    ------   ------
       Total           $2,710  $8,095  $30,566  $41,371   $12,953   $52,692  $65,645
                        =====   =====   ======   ======    ======    ======   ======

  Costs are transferred into the amortization base on an ongoing basis as the projects are evaluated and proved reserves established or impairment determined. Pending determination of proved reserves attributable to the above costs, the Company cannot assess the future impact on the amortization rate.

     1998 Writedown of Oil and Gas Properties Resulting From Full Cost
                               Ceiling Test

  During the first quarter of 1998, the Company excluded the Heidelberg Field acquired late in 1997 from the full cost ceiling test because the Company believed, based on its success with similar properties in Mississippi, that the value of this property was at least equal to its carrying cost. Had this property been included in the ceiling test calculation as of March 31, 1998, the Company would have had a writedown of the property carrying costs of approximately $35 million.

  During the second quarter of 1998, oil prices continued to decline, with a drop of approximately $2.50 in the net realized oil price from March 31 to June 30, 1998. Due to the continued low oil prices, in June 1998 the Company announced that it was reducing its drilling activity and capital expenditure budget on its oil properties, including Heidelberg Field, until oil product prices recover. As a result of this curtailment, it was unlikely that the proved reserves and production from this property would increase as quickly as originally anticipated, thus causing a decline in the current value of this property. Therefore, as of June 30, 1998, the Company included the Heidelberg Field in the full cost pool for its ceiling test, which coupled with the reduction in oil prices, resulted in a $165 million writedown of the full cost pool as of that date. This writedown was computed using June 30, 1998 prices, a drop of approximately $5.92 per Bbl from the net prices used in the December 31, 1997 reserve report.

  As of December 31, 1998, the average net realized oil price had deteriorated an additional $1.53 per Bbl from the June 30, 1998 prices. As a result of this further decrease in price, coupled with some downward revisions in the proven reserves, the Company recognized an additional ceiling test writedown of $115 million, for a total writedown for the year ended December 31, 1998 of $280 million.

                             Capitalized Costs

  The Company capitalized general and administrative costs that directly relate to exploration and development activities of $2.8 million, $2.7 million and $2.2 million for the years ended December 31, 1999, 1998 and 1997, respectively. Amortization per BOE, excluding the full cost pool writedown, was $4.17, $7.26 and $6.42 for the years ended December 31, 1999, 1998 and 1997, respectively.

             NOTE 3. NOTES PAYABLE AND LONG-TERM INDEBTEDNESS


                                                    DECEMBER 31,
                                               ---------------------
                                                1999          1998
                                               -------       -------
            AMOUNTS IN THOUSANDS

            Senior bank loan ...............  $ 27,500      $100,000
            9% Senior Subordinated Notes
              due 2008 .....................   125,000       125,000
                                               -------       -------
                                               152,500       225,000
            Less portion due within one year       -             -
                                               -------       -------
                 Total long-term debt.......  $152,500      $225,000
                                               =======       =======

                             Senior Bank Loan

  The Company has a credit facility with Bank of America, as agent for a group of eight other banks. The credit facility is a five year revolving credit facility that matures on December 31, 2002. This credit facility has several restrictions including, among others: (i) a prohibition on the payment of dividends, (ii) a requirement for a minimum equity balance, (iii) a requirement to maintain positive working capital, as defined, (iv) a minimum interest coverage test and
  (v) a prohibition of most debt and corporate guarantees. The borrowing base under the credit facility is subject to review every six months and at December 31, 1998 was set at $130 million.

  On February 19, 1999, the Company amended its credit facility with Bank of America, which among other things, modified the debt covenants so that the Company would be in compliance with the bank loan agreement. Under this amendment, the borrowing base was reduced to $110 million, of which $60 million was classified as within their normal credit guidelines. This amendment also:

     *    provided certain  relief on  the  minimum equity  and  interest coverage tests;
     * changed the facility to one secured by substantially all of the Company's oil and natural gas properties;
     * required that as long as the borrowing base is larger than the normal credit guideline borrowing base (currently $60 million), at least 75% of the funds borrowed must be used for either qualifying acquisitions or capital expenditures made to maintain, enhance or develop proved reserves ("Qualified Purpose"); and
     * increased the interest rate to a range from LIBOR plus 1.0% to LIBOR plus 1.75% (depending on the amounts outstanding) and LIBOR plus 2.125% on all debt if the outstanding debt exceeds the borrowing base under normal credit guidelines, currently set at $60 million.

  The Company also made a slight modification to the bank agreement as of September 30, 1999, which reduced from $25 million to $15 million the amount that could be borrowed by the Company for expenditures other than a Qualified Purpose. During 1999, all of the Company's borrowings were for a Qualified Purpose.

  As of December 31, 1999, the Company had $27.5 million outstanding under the facility, at an interest rate of 7.15%, $1,570,000 of letters of credit outstanding, a total borrowing base of $110 million and a conforming borrowing base of $60 million. The next scheduled re-determination of the borrowing base will be as of April 1, 2000, based on December 31, 1999 assets and proved reserves.

                             Subordinated Debt

  On February 26, 1998, DMI, a wholly-owned subsidiary of the Company issued $125 million in aggregate principal amount of 9% Senior Subordinated Notes due 2008 which require semi-annual interest payments only until maturity. In April 1999, DMI was merged into Denbury Resources Inc., which expressly assumed all liabilities of DMI including the 9% Senior Subordinated Notes (See Note 1 - Organization and Nature of Operations).These notes contain certain debt covenants, including covenants that limit (i) indebtedness, (ii) certain restricted payments including dividends, (iii) sale/leaseback transactions, (iv) transactions with affiliates, (v) liens, (vi) asset sales and (vii) mergers and consolidations. The net proceeds to the Company from the debt offering were approximately $121.8 million, before offering expenses.

                      Indebtedness Repayment Schedule

  The Company's indebtedness as of December 31, 1999 is repayable as follows:

         AMOUNTS IN THOUSANDS
         --------------------------------------
         YEAR
         2000 ..................     $   -
         2001 ..................         -
         2002 ..................      27,500
         2003 ..................         -
         2004 ..................         -
         Thereafter ............      125,000
                                      -------
          Total indebtedness ...     $152,500
                                      =======



                           NOTE 4. INCOME TAXES

  The components of the Company's income tax provision (benefit) is as follows:


                                              YEAR ENDED DECEMBER 31,
                                           ------------------------------
         AMOUNTS IN THOUSANDS               1999       1998         1997
                                           ------     -------     -------
         Deferred
            Federal.....................  $    -     $(15,620)   $  8,589
            State.......................       -        -             306
                                           ------     -------     -------
    Total income tax provision (benefit)  $    -     $(15,620)   $  8,895
                                           ======     =======     =======


  The Company's income tax provision (benefit) varies from the amount that would result from applying the statutory income tax rate to income before income taxes as follows:
                                             YEAR ENDED DECEMBER 31,
                                          -------------------------------
    AMOUNTS IN THOUSANDS                   1999        1998        1997
                                          ------     --------     -------
    Income tax provision (benefit)
      calculated using the
      statutory income tax rate ........ $ 1,615    $(105,968)   $  8,329
    State taxes, prior period
      adjustments and other ............    (350)      (6,054)        566
    Change in valuation allowance ......  (1,265)      96,402         -
                                          ------     --------     -------
    Total income tax provision (benefit) $    -     $ (15,620)   $  8,895
                                          ======     ========     =======

  In 1998, a valuation allowance was established to fully impair the Company's $96.4 million net deferred tax asset balance based upon management's review of the Company's ability to generate sufficient future taxable income prior to the expiration of the Company's net operating loss carryforwards. At December 31, 1999, the Company continues to believe that it is more likely than not that future taxable income will not be sufficient to realize the benefit from the Company's deferred tax assets within the expiration period of the
  Company's net operating losses. In reaching this conclusion, the Company estimated its future profitability based on oil and gas pricing indicative of historic trends and consistent with the Company's long-term forecasting and anticipated levels of projected capital spending, a portion of which are intangible drilling costs which are deducted in the year the costs are incurred. The Company at December 31, 1999 had net operating loss carryforwards for U.S. federal income tax purposes of approximately $139.9 million and approximately $73.0 million for alternative minimum tax purposes. The net operating losses are scheduled to expire as follows:


                                      INCOME      ALTERNATIVE
              AMOUNTS IN THOUSANDS      TAX       MINIMUM TAX
              -------------------------------     -----------
               YEAR
               2004 ..................$    39     $       -
               2005 ..................     11             -
               2006 ..................    644             500
               2007 ..................    714              99
               2008 ..................  5,016           4,888
               2009 ..................  3,376           2,868
               2010 ..................  3,467           3,420
               2011 ..................  5,061           1,115
               2012 .................. 29,513           4,125
               2013 .................. 70,778          40,244
               2014 .................. 21,240          15,774

  Deferred income taxes relate to temporary differences based on tax laws and statutory rates in effect at the December 31, 1999 and 1998 balance sheet dates. At December 31, 1999 and 1998, all deferred tax assets and liabilities were noncurrent as follows:


                                                      DECEMBER 31,
                                                ------------------------
            AMOUNTS IN THOUSANDS                 1999              1998
                                                ------            ------
            Deferred tax assets:
             Loss carryforwards.............   $51,748           $43,587
             Basis difference of exploration
               and production assets........    43,883            53,269
            Deferred tax liabilities:
             Other..........................      (494)             (454)
                                                ------            ------
            Net deferred tax asset..........    95,137            96,402
             Less: Valuation allowance......   (95,137)          (96,402)
                                                ------            ------
             Total net deferred tax asset ..   $    -            $   -
                                                ======            ======

  Notes to Consolidated Financial Statements
  Years Ended December 31, 1999, 1998 and 1997


                       NOTE 5.  STOCKHOLDERS' EQUITY

                                Authorized

  The Company is authorized to issue 100 million shares of Common Stock, par value $.001 per share, and 25 million shares of Preferred Stock, par value $.001 per share. The preferred shares may be issued in one or more series with rights and conditions determined by the board of directors.

               1999 Sale of Stock to the Texas Pacific Group

  In April 1999, the stockholders voted to sell 18,552,876 shares of common stock to an affiliate of the Texas Pacific Group ("TPG") for $100 million or $5.39 per share. As a result of this transaction, TPG's ownership of the Company's outstanding common stock increased from approximately 32% to approximately 60%. The net proceeds from this sale of common stock of approximately $98.5 million were used to pay down the Company's revolving credit facility.

                           1998 Equity Offering

  On February 26, 1998, the Company closed on a public offering of 5,240,780 shares of common stock at a price to the public of $16.75 per share and a net price to the Company of $15.955 per share (the "Equity Offering"). Concurrently with the Equity Offering, TPG purchased 313,400 shares of common stock from the Company at $15.955 per share, equal to the price to the public per share less underwriting discounts and commissions (the "TPG Purchase"). The net proceeds to the Company from the Equity Offering and TPG Purchase was approximately $88.6 million, before offering expenses.

                                 Warrants

  At December 31, 1999, 75,000 warrants were outstanding at an exercise price of Cdn. $8.40 expiring on May 5, 2000. Each warrant entitles the holder thereof to purchase one share of common stock at any time prior to the expiration date.

                             Stock Option Plan

  The Company maintains a Stock Option Plan which authorizes the grant of options for up to 4,535,000 shares of common stock. Under the terms of the plan, incentive and non-qualified options may be issued to officers, key employees and consultants. Options generally become exercisable over a four year vesting period with the specific terms of vesting determined by the Board of Directors at the time of grant. The options expire over terms not to exceed ten years from the date of grant, ninety days after termination of employment or permanent disability or one year after the death of the optionee. The options are granted at the fair market value at the time of grant which is generally defined as the average closing price of the Company's shares of common stock for the ten trading days prior to issuance. The plan is administered by the Stock Option Committee of the Board.

  Notes to Consolidated Financial Statements
  Years Ended December 31, 1999, 1998 and 1997

  Following is a summary of stock option activity during the years ended December 31, 1999, 1998 and 1997:

                                                    YEAR ENDED DECEMBER 31,
                                     1999                   1998                     1997
                             ----------------------  -----------------------   ----------------------
                                        Weighted                  Weighted                Weighted
                              Number  Average Price    Number   Average Price   Number  Average Price
                             ---------     -----     ---------      -----      ---------     -----
    Outstanding at
      beginning of year      1,890,531    $13.04     1,546,256     $11.06      1,053,000    $ 7.63
    Granted ...........      1,830,503      4.38       488,559      17.71        797,162     14.13
    Exercised .........         -           -         (132,256)      7.29       (280,656)     6.95
    Forfeited .........       (403,650)     9.78       (12,028)      7.15        (23,250)    11.51
                             ---------     -----     ---------      -----      ---------     -----
    Outstanding at
      end of year .....      3,317,384    $ 8.66     1,890,531     $13.04      1,546,256    $11.06
                             =========     =====     =========      =====      =========     =====
    Exercisable at
      end of year .....        622,001    $ 9.39       398,474     $ 8.85        391,872    $ 7.57
                             =========     =====     =========      =====      =========     =====

    Weighted average fair
      value of options granted            $ 2.56                   $ 7.64                   $ 4.02
                                           =====                    =====                    =====

  The Company applies the intrinsic value method in accounting for options granted under the Stock Option Plan and accordingly no compensation cost is recognized. Had compensation expense been recognized based on the fair value of the options on the date they were granted, the Company's net income (loss) and net income (loss) per common share would have been reduced (increased) to the following pro forma amounts:

                                               YEAR ENDED DECEMBER 31,
                                            -----------------------------
                                             1999       1998        1997
                                            ------    --------     ------
 NET INCOME (LOSS):
  As reported (thousands) ................ $ 4,614   $(287,145)   $14,903
  Pro forma (thousands) ..................     772    (289,463)    14,130

 NET INCOME (LOSS) PER COMMON SHARE:
  As reported:
      Basic .............................. $  0.12   $  (11.08)   $  0.74
      Diluted ............................    0.12      (11.08)      0.70
  Pro forma:
      Basic .............................. $  0.02   $  (11.16)   $  0.70
      Diluted ............................    0.02      (11.16)      0.66


     The Company estimated the fair value of each option grant using the Black-Scholes option pricing method while using the following weighted average assumption:

                                          1999      1998       1997
                                          -----     -----      -----
             Risk-free interest rate       4.7%      6.2%       5.7%
             Expected life (in years)    5 years   5 years   3 years
             Expected volatility          64.7%     29.6%      39.2%
             Dividend yield                -         -          -

  Notes to Consolidated Financial Statements
  Years Ended December 31, 1999, 1998 and 1997

  The following table summarizes information on the Company's stock options outstanding at December 31, 1999.

                               Options Outstanding          Options Exercisable
                       ----------------------------------   --------------------
                                     Weighted
                                      Average    Weighted              Weighted
                                     Remaining   Average                Average
  Range of Exercise    Outstanding   Contractual Exercise   Exercisable Exercise
       Prices          at 12/31/99      Life       Price    at 12/31/99   Price
  -----------------    ---------    ---------     -----       -------   -----
  $  3.77 - $ 5.50     1,657,019    8.9 years    $ 4.25          -     $   -
     5.51 -   8.00       319,740    5.0 years      6.56       308,134    6.53
     8.01 -  11.50       221,725    6.4 years      9.92       220,843    9.93
    11.51 -  14.50       628,125    7.0 years     13.38        16,693   13.44
    14.51 -  22.25       490,775    7.9 years     18.32        76,331   18.46
                       ---------    ---------     -----       -------   -----
  $  3.77 - $22.25     3,317,384    7.9 years    $ 8.66       622,001  $ 9.39
                       ---------    ---------     -----       -------   -----

                            Stock Purchase Plan

  The Company maintains a Stock Purchase Plan which authorizes the sale of up to 750,000 shares of common stock to all full-time employees. Under the plan, the employees may contribute up to 10% of their base salary and the Company matches 75% of the employee contribution. The combined funds are used to purchase previously unissued Common Stock of the Company based on its current market value at the end of each quarter. The Company recognizes compensation expense for the 75% Company matching portion, which totaled $501,000, $648,000 and $383,000 for the years ended December 31, 1999, 1998 and 1997, respectively. This plan is administered by the Stock Purchase Plan Committee of the Board.

                                401(k) Plan

  The Company offers a 401(k) Plan to which employees may contribute tax deferred earnings subject to Internal Revenue Service limitations. The Company matches 50% of employee contributions up to an employee contribution of 6% of their salary. This Company match becomes vested over a six year period. During 1999 and 1998, the Company made matching contributions of $239,000 and $217,000, respectively, to the 401(k) Plan.

                  NOTE 6. PRODUCT PRICE HEDGING CONTRACTS

  The Company enters into various financial contracts to hedge its exposure to commodity price risk associated with anticipated future oil and natural gas production. These contracts consist of price ceilings and floors, no-cost collars and fixed price swaps.

  As of December 31, 1998, the Company had zero-cost financial contracts ("collars") in place that hedged a total of 40 million cubic feet of natural gas per day ("MMcf/d") through August 1999 and 30 MMcf/d thereafter through December 2000. The first set of contracts had a weighted average ceiling price of approximately $2.95 per MMBtu and the second set of contracts had a ceiling price of $2.58 per MMBtu. Both contracts had a floor price of $1.90 per MMBtu. During the first half of 1999, the Company collected $603,000 on these contracts, but during the second half the Company paid out $729,000 related to these hedges. During the second half of 1999, the Company also retired 6 MMcf/d of the 30 MMcf/d collar at a cost of approximately $672,000. The net out of pocket cost during 1999 on the natural gas collars was $798,000, including the cost of the buyouts. The remaining contracts hedge approximately 90% of the Company's natural gas production, based upon fourth quarter production levels.

  During the fourth quarter of 1998, the Company modified certain of its oil sales contracts. These contracts, which were generally for a period of eighteen months, provided that approximately 45% of the
  Company's oil production at that time had a price floor of between $8.00 and $10.00 per Bbl, which equates to a NYMEX oil price of between $15.00 and $16.00 per Bbl. As compensation for the price floors, the contracts provided that the Company's discount to NYMEX increases as oil prices rise. The incremental funds received by the Company in late 1998 and early 1999 from the price floors has been approximately equally offset by the reduced funds during the last half of 1999 as a result of an additional discount to NYMEX as oil prices rose. The majority of these types of sale contracts expire in April 2000.

  During March and April 1999, the Company entered into two collars to hedge a portion of its oil production. The first contract was a fixed price swap for 3,000 Bbls/d for the period of April through December, 1999 at a price of $14.24 per Bbl. The second contract was a collar to hedge 3,000 Bbls/d for the period of May, 1999 through December, 2000 with a floor price of $14.00 per Bbl and a ceiling price of $18.05 per Bbl. The Company paid approximately $8.6 million on these contracts during 1999, which lowered the effective net oil price received by the Company for the year by $1.95 per barrel. The remaining contract collar hedges just over 20% of the Company's current oil production based on the fourth quarter production levels.

  In the aggregate, the Company paid a net amount of $9.4 million during 1999 on its commodity hedges. All of the remaining contracts in effect at December 31, 1999 expire in December 2000. Gain or loss on these derivative commodity contracts would be offset by a corresponding gain or loss on the hedged commodity positions. Based on the futures market prices at December 31, 1999, the Company would expect to pay approximately $4.5 million on the oil hedge contract and pay approximately $183,000 on the natural gas hedge contracts. If the futures market prices were to increase 10% from those in effect at December 31, 1999, the Company would be required to make additional cash payments of approximately $2.4 million under the oil contract and $800,000 under the gas contracts. If the futures market prices were to decline 10% from those in effect at December 31, 1999, the Company would reduce the payments due under the oil contract by $2.4 million and reduce the payments due under the natural gas commodity contracts by $183,000.

                   NOTE 7. COMMITMENTS AND CONTINGENCIES

  The Company has operating leases for the rental of office space, office equipment, and vehicles. At December 31, 1999, long-term commitments for these items require the following future minimum rental payments:


                     AMOUNTS IN THOUSANDS

                     2000 ...............     $ 1,275
                     2001 ...............       1,261
                     2002 ...............       1,243
                     2003 ...............       1,123
                     2004 ...............       1,175
                     Thereafter .........       5,747
                                               ------
                  Total lease commitments     $11,824
                                               ======

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

  In June of 1997, a well blow-out occurred at the Lake Chicot Field, for which the Company is operator, in St. Martin Parish, Louisiana in which four individuals that were employees of other third party entities were killed, none of whom were employees or contractors of the Company. In connection with this blow-out, a lawsuit is pending, the matter of Mallard Bay Drilling L.L.C., as owner and operator of Mr. Beldon, otherwise designated Mallard Rig 52, Case No. 97-1223 in the United States District Court, Lafayette - Opelousas Division, Louisiana alleging various defective and dangerous conditions, violation of certain rules and regulations and acts of negligence. The Company believes that all litigation to which it is a party is covered by insurance and none of such legal proceedings can be reasonably expected to have a material adverse effect on the Company's financial condition, results of operations or cash flows.

  The  Company  and  its  subsidiaries  are  involved  in  various  other lawsuits, claims and regulatory proceedings incidental to their businesses. In the opinion of management, the outcome of such matters will not have a material adverse effect on the Company's business, consolidated financial position, results of operations or cash flows.

                     NOTE 8. SUPPLEMENTAL INFORMATION

                Significant Oil and Natural Gas Purchasers

  Oil and natural gas sales are made on a day-to-day basis or under short-term contracts at the current area market price. The loss of any purchaser would not be expected to have a material adverse effect upon operations. For the year ended December 31, 1999, the Company sold 10% or more of its net production of oil and natural gas to the following purchasers: Genesis Crude Oil 23%, Southland Corporation 21%, Hunt Refining 12% and Dynegy Crude Gathering 12%.

  Costs Incurred

  The following table summarizes costs incurred and capitalized in oil and natural gas property acquisition, exploration and development activities. Property acquisition costs are those costs incurred to purchase, lease, or otherwise acquire property, including both undeveloped leasehold and the purchase of reserves in place. Exploration costs include costs of identifying areas that may warrant examination and in examining specific areas that are considered to have prospects containing oil and natural gas reserves, including costs of drilling exploratory wells, geological and geophysical costs and carrying costs on undeveloped properties. Development costs are incurred to obtain access to proved reserves, including the cost of drilling development wells, and to provide facilities for extracting, treating, gathering and storing the oil and natural gas.

  Costs incurred in oil and natural gas activities for the years ended December 31, 1999, 1998 and 1997 are as follows:

                                               YEAR ENDED DECEMBER 31,
                                            -----------------------------
           AMOUNTS IN THOUSANDS              1999      1998        1997
                                            ------    -------     -------
           Property acquisitions:
            Proved ............            $20,488   $ 13,674    $149,145
            Unevaluated .......              1,283      6,604      77,664
           Exploration ........              7,672     12,222      20,734
           Development ........             25,524     70,152      57,884
                                            ------    -------     -------
            Total costs incurred           $54,967   $102,652    $305,427
                                            ======    =======     =======

  Property Acquisitions

  During 1999, the Company completed acquisitions totaling $20.5 million, primarily comprised of a $12.3 million acquisition of a tertiary recovery oil field (Little Creek) in southern Mississippi and a $4.9 million acquisition of the King Bee Field, also in Mississippi.

  On December 30, 1997, Denbury acquired producing oil and natural gas properties in Mississippi for approximately $202 million (the "Chevron Acquisition"). The acquisition included 122 wells and was accounted for under purchase accounting. The results of operations from this purchase were consolidated effective December 31, 1997. Pro forma results of operations of the Company as if the Chevron Acquisition had occurred at the beginning of 1997 are as follows:

                                             YEAR ENDED DECEMBER 31,
                                                      1997
                                                  -----------
      (AMOUNTS IN THOUSANDS EXCEPT                (UNAUDITED)
        PER SHARE AMOUNTS)

      Revenues ......................               $104,695
      Net income ....................                  9,966
      Net income per common share:
       Basic ........................                   0.49
       Diluted ......................                   0.46


  In computing the pro forma results, depreciation, depletion and amortization expense was computed using the units of production method, and an adjustment was made to interest expense reflecting the bank debt that was required to fund the acquisition. The pro forma results do not reflect any increases in general and administrative expense.

           NOTE 9.  SUPPLEMENTAL RESERVE INFORMATION (UNAUDITED)

  Net proved oil and natural gas reserve estimates as of December 31, 1999, 1998 and 1997 were prepared by Netherland & Sewell, independent petroleum engineers located in Dallas, Texas. The reserves were prepared in accordance with guidelines established by the Securities and Exchange Commission and, accordingly, were based on existing economic and operating conditions. Oil and natural gas prices in effect as of the reserve report date were used without any escalation except in those instances where the sale is covered by contract, in which case the applicable contract prices including fixed and determinable escalations were used for the duration of the contract, and thereafter the last contract price was used (See "Standardized Measure of Discounted Future Net Cash Flows and Changes Therein Relating to Proved Oil and Natural Gas Reserves" below for a discussion of the effect of the different prices on reserve quantities and values.) Operating costs, production and ad valorem taxes and future development costs were based on current costs with no escalation.

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

  Estimated Quantities of Reserves


                                                               YEAR ENDED DECEMBER 31,
                                            ----------------------------------------------------------
                                                   1999                1998                1997
                                            ----------------     -----------------   -----------------
                                              Oil      Gas        Oil        Gas       Oil       Gas
                                            (MBbl)    (MMcf)     (MBbl)    (MMcf)    (MBbl)    (MMcf)
                                            ------    ------     ------     ------   ------     ------
   BALANCE AT BEGINNING OF YEAR.........    28,250    48,803     52,018     77,191   15,052     74,102
    Revisions of previous estimates.....        83       418     (7,267)   (15,369)   3,398      1,098
    Revisions due to price changes......    15,884        75    (14,921)      (990)  (1,525)      (317)
    Extensions, discoveries and other
       additions........................     4,383     8,910        678      1,951    6,373     11,205
    Production .........................    (4,413)  (10,201)    (4,965)   (13,361)  (2,884)   (13,257)
    Acquisition of minerals in place....     7,722     2,693      2,998         21   31,604      4,360
    Sales of minerals in place..........       (77)     (260)      (291)      (640)     -          -
                                            ------    ------     ------     ------   ------     ------
   BALANCE AT END OF YEAR ..............    51,832    50,438     28,250     48,803   52,018     77,191
                                            ======    ======     ======     ======   ======     ======
   PROVED DEVELOPED RESERVES
    Balance at beginning of year........    20,357    44,995     31,355     69,805   13,371     58,634
    Balance at end of year..............    32,767    41,635     20,357     44,995   31,355     69,805

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

  Under the Standardized Measure, future cash inflows were estimated by applying year-end prices, adjusted for fixed and determinable escalations, to the estimated future production of year-end proved reserves. The product prices used in calculating these reserves have varied widely during the three year period. These prices have a significant impact on both the quantities and value of the proven reserves as the reduced oil price causes wells to reach the end of their economic life much sooner and also makes certain proved undeveloped locations uneconomical, both of which reduce the reserves. The following representative oil and natural gas year-end prices were used in the Standardized Measure. These prices were adjusted by field to arrive at the appropriate corporate net price.

                                      YEAR ENDED DECEMBER 31,
                                    ---------------------------
                                     1999      1998      1997
                                    ------    -------   -------
             Oil (NYMEX)..........  $25.60    $12.00    $18.32
             Gas (NYMEX Henry Hub)    2.12      2.15      2.58


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


                                                        DECEMBER 31,
                                              -------------------------------
  AMOUNTS IN THOUSANDS                           1999       1998       1997
                                              ---------   --------   --------
  Future cash inflows .....................  $1,222,590  $ 317,148  $ 957,718
  Future production costs .................    (370,385)  (112,521)  (285,968)
  Future development costs ................     (69,642)   (23,887)   (68,287)
                                              ---------   --------   --------
  Future net cash flows before taxes  .....     782,563    180,740    603,463
  10% annual discount for estimated timing
    of cash flows .........................    (319,693)   (65,721)  (242,134)
                                              ---------   --------   --------
  Discounted future net cash flows
    before taxes ..........................     462,870    115,019    361,329
  Discounted future income taxes ..........     (14,496)      -       (26,021)
                                              ---------   --------   --------
  STANDARDIZED MEASURE OF DISCOUNTED FUTURE
    NET CASH FLOWS ........................  $  448,374  $ 115,019  $ 335,308
                                              =========   ========   ========
                                 Page 66

  The  following  table  sets  forth  an  analysis  of  changes  in   the
  Standardized Measure of Discounted Future Net Cash Flows from proved oil and natural gas reserves:


                                                 YEAR ENDED DECEMBER 31,
                                              -------------------------------
   AMOUNTS IN THOUSANDS                         1999        1998       1997
                                              ---------   --------   --------
   BEGINNING OF YEAR ......................   $115,019    $335,308   $241,872
   Sales of oil and natural gas produced,
     net of production costs ..............    (51,884)    (52,721)   (63,115)
   Net changes in sales prices ............    253,244    (198,836)  (132,905)
   Extensions and discoveries, less
    applicable future development
    and production costs ..................     48,918       6,605     75,632
   Previously estimated development costs
     incurred .............................      8,402      30,742     10,088
   Revisions of previous estimates,
     including revised estimates of
     development costs, reserves and rates
     of production .......................       6,433     (76,532)       264
   Accretion of discount ..................     11,502      33,531     24,187
   Purchase of minerals in place ..........     71,631      12,869    131,080
   Sales of minerals in place .............       (395)     (1,968)      -
   Net change in income taxes .............    (14,496)     26,021     48,205
                                              ---------   --------   --------
   END OF YEAR ............................   $448,374    $115,019   $335,308
                                              ========    ========   ========

                      Unaudited Quarterly Information


  The following table presents unaudited summary financial information on a quarterly basis for 1999 and 1998:

   ------------------------------------------------------------------------
   IN THOUSANDS EXCEPT PER
   SHARE AMOUNTS               MARCH 31   JUNE 30     SEPT. 30  DECEMBER 31
   ------------------------------------------------------------------------
   1999
   Revenues.................... $15,064   $18,228      $22,378     $27,320
   Expenses....................  18,092    17,736       19,974      22,574
   Net income (loss)...........  (3,028)      492        2,404       4,746
   Net income (loss) per share:
    Basic......................   (0.11)     0.01         0.05        0.10
    Diluted....................   (0.11)     0.01         0.05        0.10
   Cash flow from operations(a)   2,497     6,598        9,547      12,977
   Cash flow used for
     investing activities......   6,917    13,232       21,841      16,305
   Cash flow provided by
     financing activities......   9,155     7,441       10,179          39

   1998
   Revenues.................... $25,555   $22,883      $19,599     $15,469
   Expenses....................  26,608   195,067       22,022     142,574
   Net loss....................    (680) (121,939)(b)   (2,423)   (162,103)(b)
   Net loss per share:
    Basic......................   (0.03)    (4.57)       (0.09)      (6.05)
    Diluted....................   (0.03)    (4.57)       (0.09)      (6.05)
   Cash flow from operations(a)  11,455     9,052        6,817       2,772
   Cash flow used for
     investing activities......  26,689    50,120       17,781       9,207
   Cash flow provided by
     financing activities......  14,826    30,906       20,501      10,002


  (a) Exclusive of the net change in non-cash working capital balances.
  (b) Includes full cost ceiling writedown of oil and natural gas properties of $165 million and $115 million for the quarters ended June 30, 1998 and December 31, 1998, respectively.

                       Common Stock Trading Summary

  The following table summarizes the high and low last reported sales prices on days in which there were trades of the Company's common stock on the New York Stock Exchange ("NYSE"), and on The Toronto Stock Exchange ("TSE") (as reported by such exchange) for each quarterly period for the last two fiscal years. The trades on the NYSE are reported in U.S. dollars and the TSE trades are reported in Canadian dollars.

  As of February 1, 2000, to the best of the Company's knowledge, the common stock was held of record by approximately 1,300 holders, of which approximately 300 were U.S. residents holding approximately 80% of the outstanding common stock of the Company.

  The Company has never paid any dividends on its common stock and currently does not anticipate paying any dividends in the foreseeable future. The company is restricted from declaring or paying any cash dividends on its common stock under its bank loan agreement.


                                   NYSE (U.S. $)         TSE (CDN $)
  ----------------------------------------------------------------------
                                   HIGH     LOW         HIGH       LOW
  ----------------------------------------------------------------------
  1999
  First quarter................. $  6.69  $  3.81     $ 10.00     $ 5.50
  Second quarter................    5.00     3.38        7.45       5.00
  Third quarter.................    5.44     4.00        7.45       5.90
  Fourth quarter................    5.31     3.69        7.50       5.25
  ----------------------------------------------------------------------
   1999 annual.................. $  6.69  $  3.38     $ 10.00     $ 5.00
  ----------------------------------------------------------------------

  1998
  First quarter................. $ 20.63  $ 16.13     $ 29.00     $23.00
  Second quarter................   17.75    12.75       25.00      18.50
  Third quarter.................   13.50     6.00       19.90       8.75
  Fourth quarter................    8.50     3.50       13.10       5.40
  ----------------------------------------------------------------------
   1998 annual.................. $ 20.63  $  3.50     $ 29.00     $ 5.40
  ----------------------------------------------------------------------

                                 Page 68