Form 10-K405, Exhibit 13
period 2000-12-31
DENBURY RESOURCES INC
filed 2001-03-16
CIK 945764

EXHIBIT 13

PAGE 2, PAGES 6 THROUGH 8 INCLUSIVE, PAGES 10 THROUGH 12 INCLUSIVE, PAGES 14 THROUGH 16 INCLUSIVE, AND PAGES 18 THROUGH 20 INCLUSIVE OF THE COMPANY'S ANNUAL REPORT TO SHAREHOLDERS FOR THE YEAR ENDED DECEMBER 31, 2000, BUT EXCLUDING PHOTOGRAPHS AND ILLUSTRATIONS SET FORTH ON THESE PAGES, NONE OF WHICH SUPPLEMENTS THE TEXT AND WHICH ARE NOT OTHERWISE REQUIRED TO BE DISCLOSED IN THIS ANNUAL REPORT ON FORM 10-K.



                                                    FINANCIAL HIGHLIGHTS



                                                                       YEAR ENDED DECEMBER 31,                   AVERAGE
                                                   --------------------------------------------------------       ANNUAL
AMOUNTS IN THOUSANDS OF U.S. DOLLARS UNLESS NOTED    2000       1999        1998        1997       1996         GROWTH (2)
--------------------------------------------------------------------------------------------------------------------------
PRODUCTION (DAILY)
     Oil (Bbls)                                      15,219     12,090      13,603       7,902      4,099           39%
     Gas (Mcf)                                       37,078     27,948      36,605      36,319     24,406           11%
     BOE (6:1)                                       21,399     16,748      19,704      13,955      8,167           27%
REVENUE (NET OF ROYALTIES)                          179,372     81,575      81,883      85,333     52,880           36%
UNIT SALES PRICE
     Oil (per Bbl)                                    23.50      13.08       10.29       17.25      18.98            5%
     Gas (per Mcf)                                     3.57       2.34        2.31        2.68       2.73            7%
CASH FLOW FROM OPERATIONS (1)                       111,555     31,619      30,096      56,607     34,140           34%
NET INCOME (LOSS)                                   142,227      4,614    (287,145)     14,903      8,744          101%
AVERAGE COMMON SHARES OUTSTANDING                    45,823     39,928      25,926      20,224     13,104           37%
PER SHARE
     Cash flow from operations (1)
        Basic                                          2.43       0.79        1.16        2.80       2.61           -2%
        Diluted                                        2.41       0.79        1.15        2.64       2.39            0%
     Net income (loss)
        Basic                                          3.10       0.12      (11.08)       0.74       0.67           47%
        Diluted                                        3.07       0.12      (11.08)       0.70       0.63           49%
OIL AND GAS CAPITAL INVESTMENTS                     134,021     54,967     102,652     305,427     86,857           11%
TOTAL ASSETS                                        457,379    252,566     212,859     447,548    166,505           29%
LONG-TERM LIABILITIES                               202,428    154,976     226,436     256,637      7,481          128%
STOCKHOLDERS' EQUITY (DEFICIT)                      216,165     72,428     (32,265)    160,223    142,504           11%
PROVED RESERVES
     Oil (MBbls)                                     70,667     51,832      28,250      52,018     15,052           47%
     Gas (MMcf)                                     100,550     50,438      48,803      77,191     74,102            8%
     MBOE (6:1)                                      87,425     60,238      36,383      64,883     27,403           34%
     Discounted future cash flow - 10%            1,158,969    462,870     115,019     361,329    316,098           38%
PER BOE DATA (6:1)
     Revenue                                          22.90      13.34       11.38       16.75      17.69            7%
     Lease operating expenses                         (4.94)     (4.25)      (3.49)      (3.54)     (3.57)           8%
     Production taxes                                 (1.02)     (0.60)      (0.56)      (0.82)     (0.94)           2%
-----------------------------------------------------------------------------------------------------------------------
       Production netback                             16.94       8.49        7.33       12.39      13.18            6%
     Administrative expense                           (1.09)     (1.21)      (1.02)      (1.30)     (1.50)          -8%
     Net cash interest (expense) income               (1.54)     (2.22)      (2.13)       0.02      (0.26)          56%
     Current income taxes and other                   (0.07)      0.11           -           -          -            -
-----------------------------------------------------------------------------------------------------------------------
CASH FLOW FROM OPERATIONS (1)                         14.24       5.17        4.18       11.11      11.42            6%
-----------------------------------------------------------------------------------------------------------------------

(1) Exclusive of the net change in non-cash working capital balances.
(2) Computed using 1996 as a base year.

Reporting Format

Unless otherwise noted, the disclosures in this report have (i) dollar amounts presented in U.S. dollars, (ii) production volumes expressed on a net revenue interest basis, and (iii) gas volumes converted to equivalent barrels at 6:1.

                            SELECTED OPERATING DATA

OIL AND GAS RESERVES

Estimates of our net proved oil and gas reserves as of December 31, 2000 have been prepared by DeGolyer and MacNaughton, and the estimates as of December 31, 1999 and 1998 were prepared by Netherland, Sewell and Associates, Inc., both independent petroleum engineers located in Dallas, Texas. The reserves were prepared using constant prices and costs in accordance with the guidelines of the Securities and Exchange Commission ("SEC"), based on the prices received on a field-by-field basis as of December 31 of each year. The reserves do not include any value for probable or possible reserves which may exist, nor do they include any value for undeveloped acreage. The reserve estimates represent our net revenue interest in our properties.

Our proved non-producing reserves primarily relate to additional potential producing zones that are currently behind pipe. Since a majority of our properties are in areas with multiple pay zones, these properties typically have both proved producing and proved non-producing reserves.

Waterfloods at Heidelberg Field and tertiary (CO2) floods at Little Creek Field make up 69% of our proved undeveloped oil reserves. We consider these reserves to be lower risk than most proved undeveloped reserves that require drilling as there is minimal reservoir risk associated with these reserves because the reservoirs have previously produced. They are classified as undeveloped because they require additional capital expenditures in order to obtain the reserves. The remaining 31% of our undeveloped oil reserves are generally reserves located up-dip to producing formations. Most of our proved undeveloped natural gas reserves are located in the Selma Chalk formation at Heidelberg (26%), the Marg Idio formation at Thornwell Field (22%) and in our offshore High Island 521 and 286 blocks (36%). The High Island properties should begin producing in the first or second quarter of 2001 and were considered undeveloped as of December 31, 2000 as they were not ready for production at that time. We plan to develop most of the Heidelberg and Thornwell undeveloped reserves in 2001.


                                                                           Year Ended December 31,
                                                               -------------------------------------------
                                                                     2000            1999           1998
                                                               -------------    ------------   -----------
ESTIMATED PROVED RESERVES:
    Oil (MBbls)................................................      70,667          51,832         28,250
    Natural gas (MMcf).........................................     100,550          50,438         48,803
    Oil equivalent (MBOE)......................................      87,425          60,238         36,383
PERCENTAGE OF TOTAL MBOE:
    Proved producing...........................................         57%             41%            39%
    Proved non-producing.......................................         18%             25%            38%
    Proved undeveloped.........................................         25%             34%            23%
REPRESENTATIVE OIL AND GAS PRICES: (1)
    Oil - NYMEX................................................ $     26.80      $    25.60      $   12.00
    Natural gas - NYMEX Henry Hub..............................        9.78            2.12           2.15
PRESENT VALUES:(2)
    Discounted estimated future net cash flow before
        income taxes ("PV10 Value") (thousands)................ $ 1,158,969(3)   $  462,870      $ 115,019
    Standardized measure of discounted estimated future net
        cash flow after income taxes (thousands)............... $   841,299      $  448,374      $ 115,019

---------------
(1) The oil prices as of each respective year-end were based on NYMEX prices per Bbl and NYMEX Henry Hub ("NYMEX") prices per MMBtu, with these representative prices adjusted by field to arrive at the appropriate corporate net price.
(2) Determined based on year-end unescalated prices and costs in accordance with the guidelines of the SEC, discounted at 10% per annum.
(3) For comparative purposes, we also prepared a December 31, 2000 reserve report using the same prices as used in the 1999 report. The PV10 value in this report was $559 million.

                                FIELD SUMMARIES

Denbury operates in two primary core areas, Louisiana and Mississippi. Our seven largest fields constitute approximately 85% of our total proved reserves on a BOE basis and 77% on a PV10 Value basis. Within these seven fields we own an average 91% working interest and operate 94% of the wells. The concentration of value in a relatively small number of fields allows us to benefit substantially from any operating cost reductions or production enhancements we achieve and allows us to effectively manage the properties from our two primary field offices in Houma, Louisiana and Laurel, Mississippi.


                                                                                          2000
                               Proved Reserves as of December 31, 2000 (1)       Average Daily Production
                          ------------------------------------------------------ ------------------------
                                                                                                            Average Net
                              Oil     Natural Gas  BOE's        BOE   PV10 Value       Oil    Natural Gas     Revenue
                            (MBbls)      (MMcf)   (000's)   % of Total  (000's)     (Bbls/d)    (Mcf/d)     Interest(2)
------------------------------------------------------------------------------------------------------------------------
Louisiana
   Lirette...............       413      23,962    4,407       5.0%   $  170,490       136        9,611         62%
   Thornwell  (3)........       274      14,444    2,681       3.1%      123,794        84        5,815         49%
   Other Louisiana.......     1,124      19,839    4,430       5.1%      160,100       627       14,857         36%
                          --------- ----------- --------  ---------   ----------   -------      -------       -----
    Total Louisiana......     1,811      58,245   11,518      13.2%      454,384       847       30,283         42%
                          --------- ----------- --------  ---------   ----------   -------      -------       -----
Offshore Gulf of Mexico
   High Island 521.......        13       7,832    1,318       1.5%       61,556         -            -         19%
   Other offshore........        45       5,517      965       1.1%       33,051        12        1,037         23%
                          --------- ----------- --------  ---------   ----------   -------      -------       -----
    Total offshore.......        58      13,349    2,283       2.6%       94,607        12        1,037         22%
                          --------- ----------- --------  ---------   ----------   -------      -------       -----
Eastern Mississippi
   Heidelberg............    44,254      24,022   48,257      55.2%      369,517     6,685        3,752         80%
   Eucutta...............     6,360         454    6,436       7.3%       56,295     2,207          149         76%
   King Bee..............     2,956           -    2,956       3.4%       22,144       738            -         58%
   Other E. Mississippi..     6,678       3,358    7,238       8.3%       70,040     2,660        1,432         65%
                          --------- ----------- --------  ---------   ----------   -------      -------       -----
    Total E. Mississippi.    60,248      27,834   64,887      74.2%      517,996    12,290        5,333         75%
                          --------- ----------- --------  ---------   ----------   -------      -------       -----
Western Mississippi
   Little Creek..........     8,291           -    8,291       9.5%       83,390     2,018            -         83%
   Other.................       116           -      116       0.1%          974         -            -         83%
                          --------- ----------- --------  ---------   ----------   -------      -------       -----
    Total W. Mississippi.     8,407           -    8,407       9.6%       84,364     2,018            -         83%
                          --------- ----------- --------  ---------   ----------   -------      -------       -----
Other....................       143       1,122      330       0.4%        7,618        52          425           -
                          --------- ----------- --------  ---------   ----------   -------      -------       -----

Company Total............    70,667     100,550   87,425     100.0%   $1,158,969    15,219       37,078         68%
                          ========= =========== ========  =========   ==========   =======      =======       =====


(1) The reserves were prepared using constant prices and costs in accordance with the guidelines of the SEC based on the prices received on a field-by-field basis as of December 31, 2000. The prices at that date were a NYMEX oil price of $26.80 per Bbl adjusted by field and a NYMEX natural gas price average of $9.78 per MMBtu also adjusted by field.

(2) Only includes wells in which the Company has a working interest as of December 31, 2000.

(3) Thornwell Field was acquired during the fourth quarter of 2000. The average production during the period it was owned by the Company was 335 Bbls/d and 23,133 Mcf/d.


                               OIL AND GAS ACREAGE

   The following table sets forth Denbury's acreage position at December 31, 2000:

                                           Developed                            Undeveloped
                              ----------------------------------     ---------------------------------
                                    Gross               Net                Gross               Net
                              --------------     ---------------     ---------------     -------------
Louisiana....................         24,322              15,999              26,337            15,819
Mississippi..................         31,568              26,098              37,684            24,249
Offshore Gulf Coast..........         30,000              10,027               5,000             2,500
                              --------------     ---------------     ---------------     -------------
            Total............         85,890              52,124              69,021            42,568
                              ==============     ===============     ===============     =============

                                PRODUCTICE WELLS

       This table sets forth both the gross and net productive wells of the Company at December 31, 2000:

                                        Producing Oil                    Producing Gas
                                            Wells                           Wells                           Total
                                 ---------------------------     ---------------------------     ----------------------------
                                    Gross             Net           Gross            Net            Gross             Net
                                 -----------      ----------     -----------     -----------     -----------      -----------
Louisiana..................          41              15.4            60              26.8           101               42.4
Mississippi................         367             278.3            42              27.9           409              306.2
Offshore Gulf Coast........           -                 -             6               1.4             6                1.4
                                 -----------      ----------     -----------     -----------     -----------      -----------
       Total...............         408             293.7           108              56.1           516              350.0
                                 ===========      ==========     ===========     ===========     ===========      ===========

                               DRILLING ACTIVITY

       The following table sets forth the results of drilling activities during each of the three fiscal years in the period ended December 31, 2000.



                                                                           Year Ended December 31,
                                                  ---------------------------------------------------------------
                                                          2000                  1999                 1998
                                                  --------------------   ------------------   -------------------
                                                    Gross       Net       Gross      Net       Gross       Net
                                                  ---------   --------   --------  --------   --------   --------
Exploratory Wells: (1)
     Productive (2)........................          3          1.1        3         1.0        -          -
     Nonproductive (3).....................          1          0.2        1         1.0        1          0.4
Development Wells: (1)
     Productive (2)........................         38         26.5       12        11.9       33         26.7
     Nonproductive (3)(4)..................          2          0.2        -         -          1          0.8
                                                  --------   --------   --------  --------   --------   --------
           Total...........................         44         28.0       16        13.9       35         27.9
                                                  ========   ========   ========  ========   ========   ========

(1) An exploratory well is a well drilled either in search of a new, as-yet undiscovered oil or gas reservoir or to greatly extend the known limits of a previously discovered reservoir. A developmental well is a well drilled within the presently proved productive area of an oil or gas reservoir, as indicated by reasonable interpretation of available data, with the objective of completing in that reservoir.

(2) A productive well is an exploratory or development well found to be capable of producing either oil or gas in sufficient quantities to justify completion as an oil or gas well.

(3) A nonproductive well is an exploratory or development well that is not a producing well.

(4) During 2000 and 1999, an additional 12 and 4 wells, respectively, were drilled for water injection purposes.

                       OPERATIONS SECTION OF ANNUAL REPORT

[Graphic Omitted]

South Louisiana and Offshore
----------------------------

         Denbury operates on the land and marshes of South Louisiana, including state waters. During 2000, we began an expansion into the federal offshore waters as a natural extension of our activities onshore. The geology in both areas is similar, and both rely heavily on the use of 3D seismic to identify potential reservoirs. Denbury owns interests in 107 wells, both onshore and offshore, and operates 83 of these wells (77%) from its regional office in Houma, LA. This region produces most of the Company's natural gas, averaging
50.6 MMcf/d net to Denbury in the 4th quarter of 2000, approximately 84% of our total gas production. We anticipate future increases in our capital budget in this region as we attempt to increase the percentage of natural gas production company-wide.

         The majority of our onshore fields lie in the Houma embayment area of Terrebonne Parish, including Lirette Field, one of our seven largest fields. The advent of 3D seismic data in these geologically complex areas has become a valuable tool in exploration and development. We currently own or have a license to work over 550 square miles of 3D data, and plan to expand our data ownership. This data, the first 3D seismic to be shot in these swampy areas, was instrumental in our drilling of two successful step out wells at Lirette in 1999, and one very successful exploration well in 2000. This well, the Leon Hebert Heirs #1 (formally the Fina Fee #1), averaged 7.0 MMcf/d and 125 Bbls/d net to the Company during the month of January 2001. During 2001, we plan to drill four additional wells in the Terrebonne Parish area using the same 3D interpretation techniques.

         Late in 2000, we purchased a majority interest in 15 gas wells at Thornwell Field in Cameron and Jeff Davis Parishes. This field produced an average of 25.1 MMcfe/d net to our interest

[Graphic Omitted]


during the fourth quarter of 2000. Our primary interest in purchasing this field was the substantial upside potential that exists in continued development of the existing producing zones, and the exploration potential of several deeper zones. These prospects are all defined by a recent 110 square mile 3D seismic survey. Denbury intends to be very active in this area in 2001, with current plans to drill at least seven wells.

         Our focus offshore is exclusively on the Gulf of Mexico shelf using the same 3D seismic techniques that we have applied onshore. By the end of 2000, we had acquired or committed to acquire approximately 500 square miles of 3D data. Using this data, by the end of 2000 we had acquired interests in nine acreage blocks in the federal offshore waters by leasing primary term blocks, obtaining farmouts, and acquiring producing properties. As of February 28, 2001, Denbury has participated in a total of five offshore wells at the High Island blocks 286 and 521, all of which were successful. Four of the wells are expected to commence production during the first half of 2001 and the fifth well in the second half, with an estimated aggregate rate net to us of seven to ten MMcf/d. Our working interest in these wells ranges from 25% to 50%. We have also identified four additional prospects in the area that we plan to develop in 2001.

         Significant future activity is planned in the West Cameron area, where at least 10 exploration and development opportunities have been identified. Most of these are lower risk projects around existing fields, but several are exploration prospects with unrisked targets of up to 20 Bcf.

[Graphic Omitted]

[Graphic Omitted]


Heidelberg and East Mississippi
-------------------------------

       In the Eastern part of the Mississippi salt basin, Denbury operates 366 wells in 20 fields from its office in Laurel, MS. These fields produced an average of 12,676 Bbls/d and 7.5 MMcf/d during the 4th quarter of 2000. The largest field in the region, and the Company's largest field, is Heidelberg Field, which for the fourth quarter of 2000 produced an average of 7,978 BOE/d. We have been active in this area since the Company was founded in 1990 and are by far the largest producer in the basin. Our strategy has been to increase reserves and production in and around existing fields. The fields in this region are characterized by structural traps that generate prolific production from stacked or multiple pay sands. As such, they provide opportunities to increase reserves through infield drilling, performing recompletions, making improvements in production efficiency, and in some cases, by water flooding producing reservoirs. Most of our wells produce large amounts of saltwater and require large pumps, which increase the operating costs per barrel relative to our properties in Louisiana that are predominantly gas producers. We plan to continue our basic strategy in the region, supplemented by additional waterflooding (secondary recovery) and eventually carbon dioxide ("CO2") flooding (tertiary recovery).

       We plan to study the feasibility of CO2 flooding in our East Mississippi fields. We are already actively using this technology at Little Creek Field in West Mississippi, and initial tests indicate that this technique should also work in the fields in Eastern Mississippi. However CO2 flooding in the East will probably be a few years away, as it requires the construction of a pipeline from our CO2 source to the eastern part of the state, plus the construction of other facilities.

       Our primary interests at Heidelberg Field were acquired from Chevron in December of 1997. This field was discovered in 1944 and has produced an estimated 194 MMBbls of oil and 37 Bcf of gas since its discovery. The Field is a large salt-cored anticline that is divided into western and eastern segments due to subsequent faulting. Production is from a series of normally pressured Cretaceous and Jurassic Age sandstone formations situated between 3,500 feet and 11,500 feet. There are 11 producing formations in the Heidelberg Field

[Graphic Omitted]


containing 40 individual reservoirs, with the majority of the past and current production coming from the Eutaw and Christmas sands at depths of 4,000 to 5,000 feet.

       We continue to employ the latest technological advances in artificial lift, open-hole and cased-hole logging techniques, and most recently, hydraulic fracturing techniques. The average daily production has increased at Heidelberg each quarter since we took over operations in January of 1998. When we acquired the property, production was approximately 2,800 BOE/d. As a result of our subsequent development work, production for 1998, 1999 and 2000 averaged 3,760 BOE/d, 5,708 BOE/d and 7,310 BOE/d, reaching 7,978 BOE/d for the fourth quarter of 2000.

       We currently operate five waterflood units at Heidelberg; four on the east side and one expanded unit on the west. These waterflood units produce from the shallow (approximately 4,400 feet) Eutaw formation. The cumulative production from these five units since their initial discovery is estimated at
71.4 million barrels, or approximately 24% of the original oil estimated to be in place. We believe that properly designed and executed waterflood programs should increase the recovery factor to 40%, similar to our expectations from the nearby analogous Eucutta Field. All five of the waterflood units were responding to injection by July 2000.

       During 2000, we accelerated our development of the Selma Chalk formation in Heidelberg, which produces gas at a depth of 3700 feet.

Previous operators only partially developed this formation in order to provide fuel gas for the rest of the field. Using modern hydraulic fracturing techniques we have been able to increase the gas production at Heidelberg to over 10 MMcf/d. This six-fold increase in natural gas production was obtained by drilling 14 wells at a total cost of approximately $4 million. We currently plan to drill 15 wells in 2001, which will effectively reduce the well spacing down to 40 acres in East Heidelberg. To date, we have not seen any pressure depletion from existing wells after new wells have been drilled. Based on the results in similar fields in Mississippi, it may be possible to further reduce the well spacing down to 20-acres, which would allow for an additional 40 wells.

       Several additional zones below the Eutaw formation, including the Christmas, Tuscaloosa, Paluxy, Rodessa, Hosston, Cotton Valley and Smackover formations, have produced a combined 80 MMBbls and 20 Bcf from inception through late 2000. We believe that there may be the potential to add additional reserves by extending existing reservoirs, locating new reservoirs and implementing additional waterfloods within the Heidelberg Field area. The wells drilled during 2000 were positioned to delineate recently discovered reservoirs, while providing additional production or injection opportunities for planned waterfloods.

         Denbury has pursued the same strategy at its other significant fields in East Mississippi; Eucutta, Quitman, Davis, Sandersville and King Bee Fields. After we acquired each of these oil fields, we initiated a rework program to increase production and reserves. Davis Field, one of our oldest fields, is an example of our strategy in Mississippi. This field was producing approximately 600 Bbls/d and had reserves of approximately 1.8 MMBbls when we acquired it in 1993. Since then, the field has produced at various rates, with a monthly high of approximately 1,700 Bbls/d, and a fourth quarter 2000 average rate of 524 Bbls/d. Reserves at the end of 2000 were 1.2 MMBbls, about two-thirds of the estimated 1993 reserve quantities, while over the seven years we have produced more than 1.8 MMBbls.

[Graphic Omitted]
                                      -15-

[Graphic Omitted]

West Mississippi and Little Creek Field
---------------------------------------

       Denbury began its activities in this part of the basin in September 1999 with the purchase of Little Creek Field, now our 5th largest field based on PV10 values at December 31, 2000. In February 2001, we acquired CO2 reserves and producing wells near Jackson, Mississippi, which include a 183-mile pipeline that transports the CO2 to Little Creek Field in the southwestern part of the state. This acquisition will allow us to expand our tertiary CO2 gas flooding at Little Creek Field and potentially, at other fields in the area.

       Carbon dioxide injection for tertiary recovery purposes is used extensively in the Permian Basin Region of West Texas, because of the availability of large reserves of CO2 . Carbon dioxide injection is the most efficient tertiary recovery mechanism for crude oil, but its application is limited by the availability of large quantities of the gas, which to date has been restricted to West Texas and Mississippi. The carbon dioxide acts as a type of solvent for the oil, removing it from the formation as the CO2 is produced. For example, in a typical oil field, between 40-50% of the oil in place can be extracted by primary and secondary (waterflooding) recovery. An additional amount of oil (17% at Little Creek) can be recovered by injecting CO2 into certain wells and then recovering oil and CO2 from other wells.

       In Mississippi, CO2 reserves have been discovered around Jackson dome, a volcanic intrusive which was emplaced about 60 million years ago. The CO2 reserves in this area are found in structural

[Graphic Omitted]

traps in the Buckner, Smackover and Norphlet formations at depths of about 15,000 feet. Some estimates have suggested that there are 12 Tcf of usable CO2 in this area. Our acquisition includes 10 producing CO2 wells, which were originally drilled by Shell to supply CO2 to Little Creek Field, with an estimated one Tcf of proved CO2 reserves. Today, some of that CO2 production is sold to other commercial users and we use the rest for our tertiary activities.

       Part of the rationale behind our purchase of Little Creek Field was to gain experience in CO2 tertiary recovery, which we knew could potentially benefit our properties in Eastern Mississippi, particularly Heidelberg and Eucutta Fields. Not only have we gained experience, but we have sufficiently increased our proved reserves and production rates to a degree that we are comfortable expanding our tertiary recovery activities in the area. However, before we could do that, we needed to assure ourselves that the carbon dioxide would be available when needed and at a reasonable and determinable cost. For that reason, we purchased the carbon dioxide reserves and pipeline.

       The Western part of Mississippi has produced over 245 cumulative MMBbls of light sweet crude oil from Tuscaloosa sandstones at a depth of about 10,000 feet. The application of a theoretical recovery factor of 17% of original oil in place suggests that about 80-100 MMBbls of additional reserves may be available in fields in this part of the state. Obviously, a great deal of work is required before these reserves can be recorded as proved reserves, such as acquiring properties, leasing, reworking and redrilling wells and installing production facilities; however, preliminary indications suggest that there is considerable potential for us in this part of Mississippi.

       Little Creek Field was discovered in 1958, and by 1962 the field had been unitized and waterflooding had commenced. The pilot phase of CO2 flooding began in 1974 and the first two phases (which are merely distinct areas of the field) of the field-wide flooding began in 1985. In 2000, Denbury completed the development of a third phase and initiated the CO2 injection into a fourth phase. Our plans in 2001 are to initiate injection into the fifth phase and to further expand phase III. Currently there are 37 producing wells and 17 injection wells at Little Creek. Based on the results of the two earliest phases of CO2 flooding at Little Creek, tertiary recovery has increased the ultimate recovery factor in that portion of the field by approximately 17%, as compared to approximately 20% for primary recovery and 18% for secondary recovery. The field has produced a cumulative 57 MMBbls of light sweet crude and we currently estimate that an additional 9 MMBbls will be recovered.

       During 2000, we acquired a 3D seismic survey covering Little Creek Field. This survey identified areas of the field that were previously considered to be non-productive. We anticipate that the combination of the 3D survey and the benefits of CO2 flooding will allow us to expand the current productive area of Little Creek Field, and to develop other fields within the immediate area. We have identified several additional fields covered by the 3D survey that will benefit from CO2 flooding and that can be developed using the Little Creek facilities.

       Production from Little Creek Field averaged 2,206 BOE/d in the fourth quarter of 2000. We expect the production from Little Creek to increase throughout 2001 and peak during 2003 at an estimated net rate of 3,500 to 4,500 BOE/d.

[Graphic Omitted]

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

MMBbls One million barrels of crude oil or other liquid hydro-carbons.

MMBOE               One million BOEs.

MMBtu               One million Btus.

MMcf                One million cubic feet of natural gas.

PV10 Value          When used with respect to oil and natural gas reserves, PV10
                    Value  means  the  estimated  future  gross  revenue  to  be generated  from the  production of proved  reserves,  net of estimated  production and future  development  costs,  using prices and costs in effect at the determination date, before income taxes,  and without  giving  effect to  non-property-
                    related  expenses,  discounted  to a present  value using an
                    annual   discount  rate  of  10%  in  accordance   with  the
                    guidelines of the Securities and Exchange Commission.

Proved Developed    Reserves  that  can  be  expected  to be  recovered  through
Reserves            existing   wells  with   existing  equipment  and  operating
                    methods.


Proved Reserves     The  estimated  quantities  of crude  oil,  natural  gas and natural gas liquids which geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions.

Tcf                 One trillion cubic feet of natural gas.

           Management's Discussion and Analysis of Financial Condition
                            and Results of Operations

       Denbury  is  a  growing  independent  oil  and  gas  company  engaged  in acquisition, development and exploration activities in the U.S. Gulf Coast region. The Company is the largest oil and natural gas producer in Mississippi, holds key operating acreage onshore Louisiana and has a growing presence in the offshore Gulf of Mexico areas. The Company increases the value of acquired properties through a combination of exploitation, drilling, and proven engineering extraction processes. Denbury's corporate headquarters is in Dallas, Texas, and it has two primary field offices located in Houma, Louisiana and Laurel, Mississippi.

CAPITAL RESOURCES AND LIQUIDITY

       ELEMENTS OF INCREASED CASH FLOW. As more fully described under "Results of Operations" below, as a result of improved product prices and increased production, the Company posted record earnings and cash flow from operations in 2000, up sharply from these results for 1999 and 1998.

       HIGHER COMMODITY PRICES. NYMEX oil prices have improved from the 1998 year-end price of approximately $12.00 per Bbl to an average of approximately $19.00 per Bbl for 1999 and an average of approximately $30.25 per Bbl for 2000 (as compared to a net corporate average price received of $25.89 per Bbl for 2000 before the impact of hedging). Natural gas prices have also increased dramatically, particularly during 2000, from a NYMEX price of approximately $2.15 per Mcf at year-end 1998 to an average of approximately $2.35 per Mcf in 1999 and an average of approximately $3.90 per Mcf for 2000 (as compared to a net corporate average price received of $4.45 per Mcf for 2000 before the impact of hedging). As of December 31, 2000, the NYMEX natural gas prices were almost $10.00 per Mcf, although they dropped back to between $5.00 and $6.00 per Mcf during February 2001.


Graph depicting the NYMEX crude oil price postings by month from January 1997 through December 2000:

Jan-97  Feb-97  Mar-97  Apr-97  May-97  Jun-97  Jul-97  Aug-97  Sep-97  Oct-97  Nov-97  Dec-97
 25.18   22.17   20.97   19.73   20.87   19.22   19.66   19.95   19.78   21.28   20.22   18.32

Jan-98  Feb-98  Mar-98  Apr-98  May-98  Jun-98  Jul-98  Aug-98  Sep-98  Oct-98  Nov-98  Dec-98
 16.73   16.08   15.05   15.47   14.93   13.67   14.08   13.38   14.98   14.46   12.96   11.24

Jan-99  Feb-99  Mar-99  Apr-99  May-99  Jun-99  Jul-99  Aug-99  Sep-99  Oct-99  Nov-99  Dec-99
 12.49   12.02   14.68   17.30   17.77   17.92   20.10   21.28   23.79   22.67   24.77   26.09

Jan-00  Feb-00  Mar-00  Apr-00  May-00  Jun-00  Jul-00  Aug-00  Sep-00  Oct-00  Nov-00  Dec-00
 26.88   29.37   30.06   25.64   28.95   31.46   30.05   31.17   33.76   32.90   34.40   28.35



       INCREASED PRODUCTION. In addition, the Company's average daily production has increased for the seventh consecutive quarter, setting new company records for both the fourth quarter and fiscal 2000 (see "Results of Operations - Production").

       LARGER PROVED RESERVES. Along with the growth in production, the Company's proved reserve quantities increased 45% between 1999 and 2000, with an even larger increase in reserve values due to higher commodity prices (see "Results of Operations - Depletion, Depreciation and Site Restoration" for a discussion of the changes in proved reserves).

                              Bank Credit Facility

       Between September 1999 and October 2000, the Company did not borrow any funds on its bank credit facility and repaid $6.5 million during the first nine months of 2000. In the fourth quarter of 2000, the Company borrowed $61 million under its bank credit facility to fund acquisitions (see "Results of Operations
- 2000 Acquisitions") and the cost of "puts" or floors purchased to hedge a portion of the Company's production for 2001 and 2002 (see "Market Risk Management"). With the excess cash flow

Graph depicting the Company's bank debt by quarter for 2000 (in millions of dollars):

1st Qtr   2nd Qtr   3rd Qtr   4th Qtr
 27.5      23.5      21.0      74.0


generated from these acquisitions, strong commodity prices and reduced spending in the fourth quarter of 2000 due to unforeseen delays, the Company repaid $8 million to its banks in late December 2000, leaving the Company with outstanding bank borrowings of $74 million as of December 31, 2000, and total long-term debt, including the Company's Senior Subordinated Notes, of $199 million.

       The Company's bank credit facility provides for a semi-annual redetermination of the borrowing base on April 1st and October 1st. On October 13, 2000, the Company amended and restated its bank credit facility with Bank of America, as agent for a group of seven other banks. This amendment (i) extended the maturity of the credit line for one additional year to December 31, 2003,
(ii) increased the interest rate on the loan by increasing the LIBOR margin for Eurodollar loans by 0.25%, (iii) reduced the number of banks in the line by one and re-allocated the loan among the remaining eight banks, and (iv) increased the Company's conforming borrowing base from $60 million to $110 million. The total borrowing base of $110 million was not changed at that time.

       In December 2000, at the request of the Company, the banks conducted a redetermination of the Company's credit facility and increased the borrowing base from $110 to $150 million. An additional $21 million was borrowed on the bank credit line on February 2, 2001 to partially fund a $42 million acquisition of carbon dioxide reserves, producing wells, facilities and a 183-mile pipeline (the "CO2 Acquisition"). In late February 2001, $8 million was repaid, leaving the Company with $87 million of total bank debt and $63 million of available credit as of March 1, 2001.

       In keeping with its fiscal policy during the last two years, the Company plans to continue to reserve its credit line primarily for potential acquisitions. The next scheduled borrowing base redetermination will be as of April 1, 2001. The Company anticipates that the borrowing base will either increase or remain unchanged as a result of the additional collateral and assets provided by the CO2 Acquisition, although the borrowing base can always be reduced at the banks' discretion and is based in part, upon external factors over which the Company has no control.


Graph comparing the Company's 2000 development and exploration expenditures to its cash flow, by quarter for 2000 (in millions of dollars):

                              1st Qtr   2nd Qtr   3rd Qtr   4th Qtr
Expenditures                   14.6      21.7      22.8      14.6
Cash flow from operations      19.6      21.3      27.5      43.2


                         Capital Spending and Resources

       Although the Company's total debt has risen from $152.5 million at year-end 1999 to $212 million as of March 1, 2001, the Company's leverage in relation to its cash flow from operations (before the change in working capital items) has decreased. Denbury's debt-to-cash-flow ratio was 1.2 to 1 comparing its debt as of March 1, 2001 to the annualized fourth quarter of 2000 cash flow from operations, a significant improvement from the debt-to-cash-flow ratio of 2.9 to 1 a year earlier, computed in the same manner.

       The Company's capital budget for 2001, excluding acquisitions, is currently set at $150 million, which includes approximately $10 million of projects that were carried over from 2000. Approximately 20% of the

2001 expenditures are targeted for Heidelberg Field, 15% for Little Creek Field and other CO2 floods, 15% for the recently acquired Thornwell Field, 17% for offshore activities, and the balance for various other fields. Of the total budget, approximately 17% is related to exploratory drilling, seismic or other exploratory type expenditures. During 2001, the Company plans to follow a fiscal policy similar to that followed in 1999 and 2000, whereby it will keep its capital expenditures at, or less than, cash flow from operations. The Company reviews its budget on a quarterly basis and thus may adjust its spending levels if there are significant changes in cash flow.

       Due to high commodity prices and the resultant cash flow, the Company increased its budget three times during 2000. These adjustments were made to add additional projects and to adjust for continually increasing costs. Due to the increased levels of activity in the industry, the cost of goods and services have continued to rise, and they have become harder to obtain. Thus, a portion of the projects budgeted in the fourth quarter were delayed and moved into 2001 due to delays in obtaining equipment and services. Subject to the availability of equipment and personnel and assuming that commodity prices and cash flow remain strong, it is likely that the Company will add additional projects to its budget during 2001 as current budget totals are below projected cash flow levels. In addition, with costs continuing to rise, it is probable that there will be some increases in the budget solely due to cost inflation.

       At the Company's current capital spending levels and with the current level of commodity prices, the Company anticipates that during 2001 it will increase its average production rate approximately 34% when compared to 2000's average production. The Company has purchased "puts" or floors which cover approximately 80% of its expected 2001 production (see "Market Risk Management"), which helps assure that a majority of the Company's capital program can be implemented and that it can achieve a minimum rate of return on its recent acquisitions, provided that its other assumptions related to the recent acquisitions are correct. Therefore, although the level of the Company's projected cash flow is highly variable and difficult to predict due to volatility in product prices, the success of its drilling and developmental work and other factors, the Company currently does not expect its 2001 capital spending program to use all of the cash flow generated from operations and expects to use the excess cash flow to reduce bank debt during the year, or to partially fund any acquisitions.

       The Company is also continuing to pursue acquisitions which, if accomplished, should be accretive to the Company's operating results. There can be no assurance that suitable acquisitions will be identified in the future or that such acquisitions will be successful in achieving desired profitability objectives. Though the Company has a significant inventory of development and exploration projects in-house, on a long-term basis the Company will need acquisitions to replace its production. The Company's future growth could be limited or even eliminated if the Company is unable to complete suitable acquisitions or is unable to fund such acquisitions for an extended period of time.

                           Sources and Uses of Funds

       During 2000, the Company spent approximately $73.7 million on exploration and development activities and approximately $60.3 million on acquisitions. The exploration and development expenditures included approximately $37.8 million spent on drilling, $8.5 million of geological, geophysical and acreage expenditures and $27.4 million spent on facilities and


Graph depicting the Company's capital expenditures during the last three years (in millions of dollars):

                         1998      1999      2000
                         -----     -----     -----
Development               89.0     34.5       73.7
Acquisitions              13.7     20.5       60.3
                         -----     -----     -----
Total                    102.7     55.0      134.0
                         =====     =====     =====
recompletion costs. These exploration and development expenditures were funded by cash flow from operations. The acquisitions were funded by both cash flow and net incremental bank debt of $46.5 million (see also "Results of Operations - 2000 Acquisitions").

       During 1999, the Company spent approximately $34.5 million on exploration and development activities and approximately $20.5 million on acquisitions. The exploration and development expenditures included approximately $8.6 million spent on drilling, $5.7 million of geological, geophysical and acreage expenditures and $20.2 million spent on facilities and recompletion costs. These exploration and development expenditures were funded primarily by cash flow from operations. The acquisitions were funded by both cash flow and incremental bank debt of $17.9 million.

       During 1998, the Company spent approximately $89.0 million on exploration and development activities and approximately $13.7 million on acquisitions. The exploration and development expenditures included approximately $53.0 million spent on drilling, $17.8 million of geological, geophysical and acreage expenditures and $18.2 million spent on recompletion costs. These expenditures were funded by bank debt ($60.0 million), cash flow from operations ($20.3 million) and cash and other sources ($22.4 million). Of the total 1998 expenditures of $102.7 million, approximately 26% or $27 million of the development expenditures were directed to long-term projects such as production facilities, waterflood units, and undeveloped properties such as acreage and seismic that were not expected to benefit the Company until 1999 or beyond.

       2001 CO2 ACQUISITION. In February 2001, the Company acquired carbon dioxide reserves, production and associated assets for $42 million. The acquisition included ten producing CO2 wells and production facilities located near Jackson, Mississippi, and a 183-mile 20-inch pipeline which is currently transporting CO2 to Denbury's tertiary recovery operations at Little Creek Field, as well as to commercial customers. As of March 1, 2001, Denbury was using approximately 30 million cubic feet of CO2 per day in its tertiary recovery operations at Little Creek and selling approximately 40 million cubic feet of CO2 per day to commercial customers in other industries. Ownership of the CO2 and the related benefits of assured availability and determinable cost, make it easier for the Company to expand its tertiary recovery operations to areas around Little Creek Field, and perhaps in time, to other parts of the state. The operating results from these assets will be accounted for separately from the Company's oil and gas operations.

RESULTS OF OPERATIONS

                                Operating Income

        During 2000, the Company set records for production, revenue, cash flow and net income. This was made possible primarily due to record high commodity prices and, to a lesser extent, due to record production levels. Certain of these statistics are set forth in the following chart.


                                                                            Year Ended December 31,
-----------------------------------------------------------------------------------------------------------
                                                                    2000              1999            1998
-----------------------------------------------------------------------------------------------------------
AVERAGE DAILY PRODUCTION VOLUME
     Bbls                                                          15,219            12,090          13,603
     Mcf                                                           37,078            27,948          36,605
     BOE(1)                                                        21,399            16,748          19,704

OPERATING REVENUES AND EXPENSES (THOUSANDS)
     Oil sales                                             $      130,898    $       57,713   $      51,080
     Natural gas sales                                             48,474            23,862          30,803
-----------------------------------------------------------------------------------------------------------
          Total oil and natural gas revenues                      179,372            81,575          81,883
-----------------------------------------------------------------------------------------------------------
      Lease operating costs                                        38,676            26,029          25,113
      Production taxes                                              8,051             3,662           4,049
-----------------------------------------------------------------------------------------------------------
          Total production expenses                                46,727            29,691          29,162
-----------------------------------------------------------------------------------------------------------

     Production netback                                    $      132,645    $       51,884   $      52,721
===========================================================================================================

UNIT PRICES-INCLUDING IMPACT OF HEDGES(2)
     Oil price per Bbl                                     $        23.50    $       13.08    $       10.29
     Gas price per Mcf                                               3.57             2.34             2.31

UNIT PRICES-EXCLUDING IMPACT OF HEDGES(2)
     Oil price per Bbl                                     $        25.89    $       15.03    $       10.29
     Gas price per Mcf                                               4.45             2.42             2.32
-----------------------------------------------------------------------------------------------------------
NETBACK PER BOE (1)
     Oil and natural gas revenues                          $        22.90    $       13.34    $       11.38
-----------------------------------------------------------------------------------------------------------

     Lease operating costs                                           4.94             4.25             3.49
     Production taxes                                                1.02             0.60             0.56
-----------------------------------------------------------------------------------------------------------
          Total production expenses                        $         5.96    $        4.85    $        4.05
-----------------------------------------------------------------------------------------------------------

(1) Barrel of oil equivalent using the ratio of one barrel of oil to six Mcf of natural gas ("BOE").
(2) See also "Market Risk Management" below for information concerning the Company's hedging transactions.


       PRODUCTION. In the fourth quarter of 2000, production volumes reached the highest quarterly rate in the Company's history at 26,296 BOE/d. The 2000 annual average of 21,399 BOE/d also set a new record high. The prior quarterly high of 21,927 BOE/d occurred in the second quarter of 1998, after which production volumes decreased because of the sharp decline in oil prices in 1998, which led to (i) shutting in uneconomic wells, (ii) declines in existing production, particularly from horizontal wells, and (iii) postponement of several oil development projects due to low oil prices. These declines continued through the first quarter of 1999, after which oil prices began to increase and the Company resumed its development program. In addition, in early 1999, the Company began to experience a production response from its Heidelberg waterflood units that had been initiated during the prior years. Since the first quarter of 1999, the Company's average daily production has increased each quarter.

Graph depicting the Company's average daily production by quarter from 1997 through 2000 (MBOE per day):

                              1997                          1998
                  ---------------------------    ---------------------------
                    Q1     Q2     Q3     Q4        Q1     Q2     Q3     Q4
                  -----   ----   ----   -----    -----   ----   ----   -----
Oil                 7.2    7.5    8.1    8.7      14.7   15.6   12.8   11.3
Natural Gas         5.1    5.9    6.1    7.2       6.7    6.3    6.6    4.8
                  -----   ----   ----   -----    -----   ----   ----   -----
   Total           12.3   13.4   14.2   15.9      21.4   21.9   19.4   16.1
                  =====   ====   ====   =====    =====   ====   ====   =====


                              1999                          2000
                  ---------------------------    ---------------------------
                    Q1     Q2     Q3     Q4        Q1     Q2     Q3     Q4
                  -----   ----   ----   -----    -----   ----   ----   -----
Oil                10.3   11.5   12.5   14.0      14.4   14.8   15.4   16.3
Natural Gas         5.1    4.5    4.5    4.5       4.7    4.8    5.1   10.0
                  -----   ----   ----   -----    -----   ----   ----   -----
   Total           15.4   16.0   17.0   18.5      19.1   19.6   20.5   26.3
                  =====   ====   ====   =====    =====   ====   ====   =====


       The Company's recent production increases have primarily resulted from development and exploitation work on the Company's largest fields, combined with occasional acquisitions. Since its December 1997 $202 million acquisition of Heidelberg Field from Chevron, the Company's largest acquisitions have been the $4.9 million acquisition of King Bee Field in May 1999, the $12.3 million acquisition of Little Creek Field in August 1999, and the $56.5 million acquisitions of Thornwell, Porte Barre and Iberia Fields in the fourth quarter of 2000 (see "2000 Acquisitions" below). These acquisitions contributed approximately 1,850 BOE/d (40%) of the 4,651 BOE/d production volume increase between 1999 and 2000 and contributed approximately 1,000 BOE/d of incremental production in 1999. The remaining increase has resulted from development and exploitation work, with the most significant increases in the Company's largest fields, Heidelberg, Lirette, and Little Creek Fields.

       The Company has increased production each quarter on its largest acquisition to date, Heidelberg Field. At the time of acquisition in December 1997, this property was producing approximately 2,800 BOE/d. Production under Denbury's ownership has subsequently averaged 3,760, 5,708 and 7,310 BOE/d for 1998, 1999 and 2000. During 1998 the primary emphasis was to implement the field's largest waterflood unit, the East Heidelberg Waterflood Unit, plus other developmental drilling. During 1999, the Company began to see response from its waterflood efforts. Production on the East Heidelberg Waterflood Unit went from approximately 250 Bbls/d in the summer of 1998 to approximately 1,425 Bbls/d in 1999, and to an average of 1,775 Bbls/d for 2000. The Company added other waterflood units there during 1999 and 2000 and also has expanded its drilling for natural gas at Heidelberg in the Selma Chalk formation since the second half of 1999. As a result of this, the natural gas production at Heidelberg has increased from 0.5 MMcf/d in 1998 to 1.0 MMcf/d in 1999 and to 3.8 MMcf/d in 2000.

       Another significant increase in production has come from Lirette Field, which increased approximately 217 BOE/d between 1999 and 2000, from 1,521 to 1,738 BOE/d, although the increase was more pronounced in the fourth quarter of 2000. During the fourth quarter of 2000, production at Lirette averaged 2,812 BOE/d after production commenced in late September 2000 from a new discovery, the Leon Hebert Heirs #1 (formerly the Fina Fee #1).

       Production at Little Creek Field has also increased each quarter since the Company acquired it in August 1999. At the time of acquisition, this field was producing approximately 1,350 BOE/d. The production has gradually increased each quarter to a 2,206 BOE/d average for the fourth quarter of 2000 and an annual average of 2,018 BOE/d for 2000. The Company is continuing to expand its tertiary recovery operations at Little Creek and anticipates that production will continue to increase at this field until 2002 or 2003.

       2000 ACQUISITIONS. During the fourth quarter of 2000, the Company completed $56.5 million of acquisitions in the Thornwell, Porte Barre and Iberia Fields located in Southwestern Louisiana. The current daily production from these acquisitions is approximately 80% natural gas. These acquisitions added estimated net proved reserves of approximately 23.4 billion cubic feet of natural gas equivalents (3.9 MMBOE) and contributed 1,162 BOE/d to the Company's average production rate for 2000 and approximately

4,626 BOE/d to the 2000 fourth quarter average production volumes. In order to help protect its rate of return on these acquisitions, the Company purchased price floors (i.e. puts) at a cost of $2.5 million covering approximately 100% of the Company's forecasted proven natural gas production for 2001 and 2002 from these fields (see "Market Risk Management").

       REVENUE. Oil and natural gas revenues more than doubled between 1999 and 2000, after being relatively unchanged from 1998 to 1999. Between 1999 and 2000, revenues increased 120% as both commodity prices and production increased substantially. Approximately 77% of the revenue increase between 1999 and 2000 is attributable to the increase in oil and natural gas prices and 23% of the revenue increase is attributable to the Company's higher production levels. Between 1998 and 1999, production decreased 15%, but oil and natural gas revenues declined less than 1% due to a 27% ($2.79 per Bbl) increase in the net oil price, and a slight increase in natural gas prices.

Graph depicting the Company's average net oil price by year (dollars per Bbl):

     1998      1999      2000
     ----      ----      ----

     10.29     15.03     25.89


       Oil and natural gas revenues and net product prices were also impacted by hedging gains and losses during the three years. During 2000, the Company lost $13.3 million ($2.39 per Bbl) on its oil hedges and $11.9 million ($0.88 per Mcf) on its natural gas hedges. All of these hedges expired as of December 31, 2000, and the Company does not currently have any hedges other than price floors or "puts" in 2001 or beyond. Included in the 1999 net oil price is an $8.6 million loss on oil hedging ($1.95 per Bbl). The Company also realized a $126,000 loss on its natural gas hedges and expensed $672,000 that it paid to reduce the amount of its gas hedge for November 1999 through December 2000 by six MMBtu/d (see also "Market Risk Management").

Graph depicting the Company's average net gas price by year (dollars per Mcf):

     1998      1999      2000
     ----      ----      ----

     2.31      2.34      3.57



       OPERATING EXPENSES. Between 1999 and 2000, the total of production taxes and operating expenses increased 57% (23% on a per BOE basis), primarily due to an increase in production taxes related to higher product prices, the addition of Little Creek Field during the third quarter of 1999 (which has higher operating costs per barrel due to tertiary recovery operations), and overall increases in the number of wells and in the cost of equipment and services. Operating costs at Little Creek Field averaged $12.45 and $11.89 per BOE for 1999 and 2000, almost double the average for such costs on the Company's other properties. Operating expenses are expected to remain high on this field, particularly for the next year or two, as the Company is initiating additional phases of tertiary recovery. Over the life of the property, the operating expenses are expected to average approximately $2 to $4 per BOE less than the current levels as the Company should be able to recover and recycle more carbon dioxide in the future. Overall, production and operating expenses are expected to continue to increase during 2001 due to the rising costs of goods and services in the industry.

       Between 1998 and 1999 operating expenses were relatively unchanged, although the cost per BOE increased 20% between the two years due to declines in average production levels. Increases were more pronounced in the fourth quarter of 1999, when operating costs averaged $5.56 per BOE. This increase was the result of several wells being returned to production, an increase in production taxes related to higher product prices, and the addition of Little Creek Field during the third quarter of 1999.

       Operating expenses per BOE on the Heidelberg Field have been between $5.00 and $6.50 per BOE since the Company acquired the field in late 1997. At the time of acquisition, operating expenses on the field were averaging $6.38 per BOE. Since that time, operating expenses have averaged $5.04, $5.12 and $6.33 per BOE for 1998, 1999 and 2000, respectively. The initial savings were a result of general cost saving measures, the shut-in of wells during the drop in oil prices in 1998, and increased productivity per well through overall production increases. These savings were offset in 2000 by the increased cost of waterflood operations as several wells were returned to production, shut-in wells were put back on production, the number of productive wells increased, and goods and services became more costly as commodity prices have increased.

                      General and Administrative Expenses

       On a BOE basis, G&A expenses decreased 10% between 1999 and 2000 due to increased production levels, even though net G&A expense increased 16%. Between 1998 and 1999, G&A expenses increased 19% on a BOE basis, largely related to decreases in production levels, as the net G&A expense between the two years was almost identical. In general, G&A expenses have increased along with the Company's growth.


                                                               Year Ended December 31,
------------------------------------------------------------------------------------------------
G&A Expenses                                            2000              1999            1998
------------------------------------------------------------------------------------------------
Gross G&A expense (thousands)                    $       24,941      $   20,119      $    18,962
State franchise taxes                                       467             346              785
Operator overhead charges                               (13,684)        (10,278)          (9,749)
Capitalized exploration expense                          (3,202)         (2,812)          (2,657)
------------------------------------------------------------------------------------------------
     Net G&A expense                             $        8,522      $    7,375      $     7,341
------------------------------------------------------------------------------------------------

Average G&A expense per BOE                      $         1.09      $     1.21      $      1.02

Employees as of December 31                                 242             220              205
------------------------------------------------------------------------------------------------

       Generally, the Company was very active during the first part of 1998, but then significantly reduced its field expenditures and activity during the second half of 1998 due to the decline in oil prices. The activity level gradually resumed in 1999 as oil prices rebounded. Between 1998 and 1999, the single largest component of the increase in gross G&A expenses was the reinstatement of a bonus accrual in the third quarter of 1999, as no bonus accrual was made during the last half of 1998 or the first half of 1999 due to depressed commodity prices and corresponding poor financial results. Also contributing to the G&A increases in 1999 were higher consultant fees as a result of the increased activity and higher rent expense as a result of an increase in office space and the expiration of a below-market lease in May 1999. These same items, as well as a general increase in activity level, caused a 24% increase in gross expenses between 1999 and 2000. In addition, overall costs have also increased across the entire industry as demand for personnel, goods and services has increased.

       Another  significant  factor  affecting  net G&A expense is the amount of well overhead charged during the period. The respective well operating agreements allow the Company, when it is the operator, to charge a specified overhead rate during the drilling phase and to charge a monthly fixed overhead rate for each producing well. As a result of the resumption of development activity in 1999 as compared to 1998, this recovery of G&A increased to $10.3 million in 1999 from $9.7 million in 1998. In 2000, the amount recovered from operator's overhead charges increased even further to $13.7 million as a result of acquisitions and increased drilling activity. As a result, net G&A expense increased only 16% between 1999 and 2000 even though gross G&A expense increased 24%.

                                      Interest and Financing Expenses


                                                                    Year Ended December 31,
---------------------------------------------------------------------------------------------------------
Amounts in Thousands Except Per BOE Data                     2000               1999              1998
---------------------------------------------------------------------------------------------------------
Interest expense                                      $        15,255    $       15,795     $      17,534
Non-cash interest expense                                        (945)             (834)             (627)
---------------------------------------------------------------------------------------------------------
Cash interest expense                                          14,310            14,961            16,907
Interest and other income                                      (2,279)           (1,415)           (1,623)
---------------------------------------------------------------------------------------------------------
     Net cash interest expense                        $        12,031    $       13,546     $      15,284
---------------------------------------------------------------------------------------------------------

Average net cash interest expense per BOE             $          1.54    $         2.22     $        2.13

Average debt outstanding                              $       160,884    $      172,010     $     205,087

Average interest rate (1)                                         8.9%              8.7%              8.2%
---------------------------------------------------------------------------------------------------------

(1) Includes commitment fees but excludes amortization of debt issue costs.



       In 1999, the Company began the year with $225 million of total debt and further increased this to $234.6 million by the end of the first quarter. This debt was reduced by $100 million in April 1999 with the proceeds from the sale of common shares to affiliates of the Texas Pacific Group. An additional $17.9 million was borrowed during the second and third quarters to fund acquisitions, bringing total bank debt to $27.5 million as of December 31, 1999, or total outstanding debt of $152.5 million after inclusion of the $125 million of 9% Senior Subordinated Notes issued in 1998. The net result was an average level of debt that was 16% lower in 1999 than in 1998. This was partially offset by an increase in interest rates during the year, resulting in an overall decrease of 11% in net cash interest expense. On a BOE basis, net cash interest expense increased slightly (4%) between 1998 and 1999 as a result of the overall decline in production between the two years.

     During 2000, the Company made small reductions in its bank debt during the first three quarters, reducing total debt outstanding from $152.5 million as of December 31, 1999 to $146 million as of September 30, 2000. During the fourth quarter of 2000, the Company borrowed $61 million to fund property acquisitions (see "2000 Acquisitions" above) and to purchase floors or "puts" for 2001 and 2002 (see "Market Risk Management"). In December 2000 the Company paid back $8.0 million of its bank debt, ending the year with $199 million of long-term debt outstanding. The net effect was a 6% average lower level of debt in 2000 as compared to 1999, although the debt was at slightly higher average interest rates. The Company generated $864,000 of incremental interest and other income during 2000 as a result of the higher cash flow levels which also helped reduce the net cash interest expense. Overall, the Company had an 11% reduction in net cash interest expense between 1999 and 2000 with a 31% reduction on a BOE basis due to the increase in production levels during 2000.

                  Depletion, Depreciation and Site Restoration

       Depletion, depreciation and amortization ("DD&A") decreased between 1998 and 1999 as a result of the reduced oil and gas property basis resulting from the full cost pool writedowns in 1998 and the increase in reserve quantities during 1999. Conversely, DD&A expense increased between 1999 and 2000 primarily as a result of the acquisitions made during 2000 at a higher than average cost per BOE.


                                                                      Year Ended December 31,
--------------------------------------------------------------------------------------------------------
Amounts in Thousands Except Per BOE Data                        2000             1999           1998
--------------------------------------------------------------------------------------------------------
Depletion and depreciation                                  $     34,530     $     24,277    $    50,820
Site restoration provision                                           560              384            419
Depreciation of other fixed assets                                 1,124              854            995
--------------------------------------------------------------------------------------------------------
     Total DD&A                                             $     36,214     $     25,515    $    52,234
--------------------------------------------------------------------------------------------------------

Average DD&A cost per BOE                                   $       4.62     $       4.17    $      7.26
Writedown of oil and gas properties                                    -                -        280,000
--------------------------------------------------------------------------------------------------------

       As a result of higher oil prices, the Company's proved oil reserve quantities and values changed significantly between year-end 1998 and 1999. Oil price impacts reserve quantities due to the effect on a well's economic life and the economics of proved undeveloped locations. The oil prices used in the December 31, 1998 reserve report were based on a NYMEX oil price of $12.00 per Bbl, with these representative prices adjusted by field to arrive at the appropriate corporate net price in accordance with the rules of the Securities and Exchange Commission ("SEC"). The oil prices used in the December 31, 1999 reserve report were based on a NYMEX oil price of $25.60 per Bbl, as adjusted. The dramatic change in year-end oil prices caused an increase in reserve quantities in 1999 solely due to prices of 15.8 million BOE. In addition to the increased reserves due to prices, the Company also added 14.2 MMBOE during 1999 from acquisitions, other development work, and upward revisions. In summary, the Company's total proved reserves increased 65%, from 36.4 MMBOE as of December 31, 1998 to 60.2 MMBOE as of December 31, 1999, a significant factor in the reduction of DD&A. When coupled with the full cost pool writedowns in 1998, which lowered the cost basis of the Company's oil and gas properties, these factors resulted in a decrease in DD&A from $7.26 per BOE in 1998 to $4.17 per BOE in 1999.

       Between 1999 and 2000, the NYMEX oil price used for the reserve report only slightly increased from $25.60 as of December 31, 1999 to $26.80 per Bbl as of December 31, 2000, although natural gas prices increased almost five fold, from $2.12 per Mcf in 1999 to $9.78 in 2000. However, since the economic lives of most of the Company's natural gas properties are generally not as sensitive to changes in commodity price, this change in price only increased the proved reserve quantities by 730,000 BOE between the two respective year-ends. During 2000, the Company also added 34.9 MMBOEs from acquisitions, other development work, and upward revisions. Consequently, the Company's total proved reserve quantities increased 45% from 60.2 MMBOE as of December 31, 1999 to 87.4 MMBOE as of December 31, 2000.

       The DD&A rate increase from $4.17 per BOE in 1999 to $4.62 per BOE in 2000 was primarily a result of the acquisition of properties in the fourth quarter of 2000 at a higher than average cost per BOE (see also "2000 Acquisitions" above). Due to high commodity prices, the average acquisition cost in 2000 of $11.94 per BOE was significantly higher than the Company's average historical acquisition or finding cost per BOE and higher than the 1999 DD&A rate per BOE. Even though these acquisitions had a high cost per BOE, the

Company expects a good rate of return on these properties. In addition, the Company has protected its downside by purchasing price floors to protect against certain levels of unforeseen commodity price weakness (see "Market Risk Management").

       Fluctuations in commodity prices also significantly impact reserve values. Under full cost accounting rules, the Company is required each quarter to perform a ceiling test calculation. In determining the limitation on property carrying values, SEC accounting rules require the discounting of estimated future net revenues before income taxes from its proved reserves at 10% per year using unescalated current prices ("PV10 Value"). The PV10 Value of the Company's proved reserves was $115 million as of December 31, 1998, $463 million as of December 31, 1999, and $1.16 billion as of December 31, 2000 ($559 million at December 31, 2000 using December 31, 1999 prices). Due to the significant drop in PV10 Value in 1998, the Company had full cost pool writedowns of $280 million in 1998. With the increase in commodity prices in 1999 and 2000, no writedown was necessary during either of those years.

       The Company also provides for the estimated future costs of well abandonment and site reclamation, net of any anticipated salvage, on a unit-of-production basis. This provision is included in DD&A expense and has increased each year along with an increase in the number of properties owned by the Company.

                                  Income Taxes

       As a result of the pre-tax loss of $302.8 million for the year ended December 31, 1998, a normal deferred income tax provision for 1998 would have resulted in a $96.4 million net deferred tax asset. The Company fully impaired its $96.4 million net deferred tax asset based upon management's view at that time that it was more likely than not that the Company would not be able to generate sufficient taxable income to realize the benefit of its net deferred tax asset.

       For the year ended December 31, 1999, a normal deferred tax provision would have resulted in a deferred income tax provision of $1.7 million. However, the Company utilized a portion of its deferred tax asset and its corresponding valuation allowance to offset this provision, leaving a net deferred tax asset as of December 31, 1999 of $95.1 million. Since the Company continued to believe at that time that it was more likely than not that future taxable income would not be sufficient to realize the benefit from the Company's deferred tax assets, the deferred tax asset was left fully impaired.

       For the year ended December 31, 2000, the Company had taxable income of $27.6 million, but was able to offset this income with its tax net operating loss carryforwards ("NOLs"). However, the Company did incur $558,000 of current income tax expense during 2000 which related to alternative minimum taxes that could not be offset by NOLs.

     For the year ended December 31, 2000, a normal tax provision would have resulted in income tax expense of $27.7 million. However, the Company utilized a portion of its deferred tax assets and its corresponding valuation allowance to offset this provision. The Company also re-evaluated the remaining balance of $67.9 million relating to its net deferred tax asset as of December 31, 2000. The Company concluded that it is more likely than not that there will be sufficient future taxable income to be able to realize the tax benefits of its deferred tax asset, resulting in a deferred tax benefit of $67.9 million. In reaching this conclusion, the Company considered current production levels, current expectations regarding near-term oil and gas prices, current hedging positions, anticipated capital expenditures, the estimated reversal of book and tax temporary differences, available tax planning strategies and the Company's expectations regarding future taxable income.

This results in a net deferred tax asset balance as of December 31, 2000 of $67.9 million, none of which is impaired.


                                                                        Year Ended December 31,
--------------------------------------------------------------------------------------------------------
Amounts in Thousands Except Per Unit Amounts                        2000          1999           1998
--------------------------------------------------------------------------------------------------------
Current income tax expense                                     $        558     $       -     $        -
Deferred income tax benefit                                         (67,852)            -        (15,620)
--------------------------------------------------------------------------------------------------------
     Total income tax benefit                                  $    (67,294)    $       -     $  (15,620)
--------------------------------------------------------------------------------------------------------
Average income tax benefit per BOE                             $      (8.59)    $       -     $    (2.17)

Net operating loss carryforwards                                    112,690       139,859        118,619
--------------------------------------------------------------------------------------------------------
Net deferred tax asset                                         $     67,852     $  95,137     $   96,402
Valuation allowance                                                       -       (95,137)       (96,402)
--------------------------------------------------------------------------------------------------------
     Total net deferred tax asset                              $     67,852     $       -     $        -
--------------------------------------------------------------------------------------------------------


Results of Operations

As a result of the decline in product prices in 1998 and an associated $280.0 million non-cash writedown of its oil and natural gas properties, the Company had a net loss of $287 million in 1998. Between 1998 and 1999, even though production was down, improved product prices coupled with the reduced DD&A per BOE resulted in net income of $4.6 million for the year as outlined below. Cash flow from operations, before changes in working capital balances, was only slightly higher (5%) in 1999 as compared to 1998, as the improved product prices were almost offset by the decreased production level. Between 1999 and 2000, as a result of the significant increases in both production and commodity prices and the deferred tax benefit, net income and cash flow increased dramatically. Each of the factors that contributed to this increase are more fully discussed in the preceding paragraphs.

Graph depicting the Company's cash flow from operations by quarter, excluding the change in working capital items (in millions of dollars):

          1998                     1999                         2000
-----------------------    ---------------------       ----------------------
 Q1    Q2    Q3    Q4      Q1    Q2    Q3    Q4         Q1    Q2    Q3    Q4
----   ---   ---   ---     ---   ---   ---  ----       ----  ----  ----  ----
11.5   9.1   6.8   2.8     2.5   6.6   9.5  13.0       19.6  21.3  27.5  43.2



                                                                           Year Ended December 31,
-----------------------------------------------------------------------------------------------------------
Amounts in Thousands Except Per Share Amounts                      2000            1999            1998
-----------------------------------------------------------------------------------------------------------
Net income (loss)                                              $    142,227   $        4,614   $  (287,145)
Net income (loss) per common share:
   Basic                                                       $       3.10   $         0.12   $    (11.08)
   Diluted                                                             3.07             0.12        (11.08)
Cash flow from operations (1)                                  $    111,555   $       31,619   $    30,096
-----------------------------------------------------------------------------------------------------------

(1) Represents cash flow provided by operations, exclusive of the net change in non-cash working capital balances.

The following table summarizes the cash flow, DD&A and results of operations on a BOE basis for the comparative periods. Each of the individual components are discussed above.


                                                                          Year Ended December 31,
---------------------------------------------------------------------------------------------------------
Per BOE Data                                                         2000           1999          1998
---------------------------------------------------------------------------------------------------------
  Oil and natural gas revenue                                     $   22.90       $  13.34      $  11.38
  Lease operating costs                                               (4.94)         (4.25)        (3.49)
  Production taxes                                                    (1.02)         (0.60)        (0.56)
---------------------------------------------------------------------------------------------------------
       Production netback                                             16.94           8.49          7.33
  General and administrative expense                                  (1.09)         (1.21)        (1.02)
  Net cash interest expense                                           (1.54)         (2.22)        (2.13)
  Current income taxes and other non-cash items                       (0.07)          0.11             -
---------------------------------------------------------------------------------------------------------
       Cash flow from operations (1)                                  14.24           5.17          4.18
  DD&A                                                                (4.62)         (4.17)        (7.26)
  Deferred income taxes                                                8.66              -          2.17
  Writedown of oil and natural gas properties                             -              -        (38.93)
  Other non-cash items                                                (0.12)         (0.25)        (0.09)
---------------------------------------------------------------------------------------------------------
      Net income (loss)                                           $   18.16       $   0.75      $ (39.93)
---------------------------------------------------------------------------------------------------------

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

       The following table presents the carrying and fair values of the Company's debt along with average interest rates. The fair value of the Company's bank debt is considered to be the same as the carrying value since the interest rate is based on floating short-term interest rates. The fair value of the subordinated debt is based on quoted market prices.


                                                           Expected Maturity Dates
-----------------------------------------------------------------------------------------------------------------------
                                                                                                   Total         Fair
Amounts in Thousands                              2001-2002      2003     2004-2007     2008       Value        Value
-----------------------------------------------------------------------------------------------------------------------
Variable rate debt:
     Bank debt...............................      $      -   $ 74,000    $       -  $        -   $  74,000   $  74,000
       The average interest rate on the bank debt at December 31, 2000 is 7.9%.

Fixed rate debt:
     Subordinated debt.......................      $      -   $      -    $       -  $  125,000   $ 125,000   $ 108,400
       The interest rate on the subordinated debt is a fixed rate of 9%.

       The Company also enters into various financial contracts to hedge its exposure to commodity price risk associated with anticipated future oil and natural gas production. These contracts consist of price ceilings and floors, no-cost collars and fixed price swaps.

       As of December 31, 1998, the Company had no-cost financial contracts ("collars") in place that hedged a total of 40 MMcf/d through August 1999 and 30 MMcf/d thereafter through December 2000. The first set of contracts had a weighted average ceiling price of approximately $2.95 per MMBtu and the second set of contracts had a ceiling price of $2.58 per MMBtu. Both contracts had a floor price of $1.90 per MMBtu. During the first half of 1999, the Company collected $603,000 on these contracts, but paid out $729,000 during the second half of the year. During the second half of 1999, the Company also retired six MMcf/d of the 30 MMcf/d collar at a cost of approximately $672,000. The net out-of-pocket cost during 1999 on the natural gas collars was $798,000, including the cost of the buyouts. During 2000, the Company paid out $11.9 million relating to these natural gas collars, reducing the net average natural gas price it received by $0.88 per Mcf. All of the natural gas collars expired as of December 31, 2000.

       During March and April 1999, the Company entered into two collars to hedge a portion of its oil production. The first contract was a fixed price swap for 3,000 Bbls/d for the period of April through December 1999 at a price of $14.24 per Bbl. The second contract was a collar to hedge 3,000 Bbls/d for the period of May 1999 through December 2000 with a floor price of $14.00 per Bbl and a ceiling price of $18.05 per Bbl. The Company paid approximately $8.6 million on these contracts during 1999, which lowered the effective net oil price received by the Company for the year by $1.95 per barrel. During 2000, the Company paid out $13.4 million relating to these oil collars, reducing the net average oil price it received by $2.39 per Bbl. All of the oil collars expired as of December 31, 2000.

       In the aggregate, the Company paid out a net amount of $9.4 million during 1999 and $25.3 million during 2000 on its commodity hedges. All of these contracts expired as of December 31, 2000.

       For the years 2001 and 2002, the Company acquired puts or floors in 2000 to hedge a portion of its anticipated oil and natural gas production. For 2001, the Company acquired a $22.00 floor on 12,800 Bbls/d and a $2.80 floor on 37.5 MMBtu/d for an aggregate cost of $2.6 million, which together cover approximately 75% of the Company's anticipated production, excluding the anticipated production from the acquisitions made in the fourth quarter of 2000. At the time of signing the purchase and sale agreements on these acquisitions, the Company purchased puts or floors on the anticipated proven natural gas production from these properties during 2001 and 2002. The floors relating to the acquisitions cost a total of approximately $2.5 million and have varying volume and price floors each quarter for 2001 and 2002. The price floors vary by quarter, but have a weighted average price of $3.51 for 2001 and $3.23 for 2002. The volumes on the floors also vary by quarter, with a weighted average volume of 23.0 MMBtu/d for 2001 and 7.8 MMBtu/d for 2002. If the prices on the futures market were to decline or increase 10% from those in effect at December 31, 2000, there would be no cash flow impact to the Company as a result of the put options. The Company has recorded the cost of these floors in either current or long-term other assets in its Consolidated Balance Sheet as of December 31, 2000, depending on their expiration dates. The fair value of these positions as of December 31, 2000 was $6.7 million. The following table lists all of the individual floors in place as of December 31, 2000.



                         Volume      Floor                                              Volume     Floor
             Period      Per Day     Price                              Period         Per Day     Price
          -----------------------------------                       ------------------------------------
 Oil Options or "puts" (Bbls/d):                             Gas Options or "puts" (MMBtu/d):
           2001            12,800     $22.00                          Q1 - 2002           5.3      $3.65
                                                                      Q1 - 2002           6.7      $3.07
 Gas Options or "puts" (MMBtu/d):                                     Q2 - 2002           3.8      $3.40
           2001              37.5      $2.80                          Q2 - 2002           4.4      $3.04
                                                                      Q3 - 2002           2.9      $3.38
         Q1 - 2001           11.5      $4.25                          Q3 - 2002           3.5      $2.99
         Q1 - 2001           15.1      $3.52                          Q4 - 2002           2.1      $3.38
         Q2 - 2001           10.5      $3.95                          Q4 - 2002           2.5      $2.93
         Q2 - 2001           13.9      $3.23
         Q3 - 2001           10.0      $3.70
         Q3 - 2001           13.0      $3.07
         Q4 - 2001            7.9      $3.56
         Q4 - 2001           10.4      $2.94



                    Recently Issued Accounting Pronouncements

     In June 1998, the Financial Accounting Standards Board ("FASB") issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." This statement establishes accounting and reporting standards for derivative instruments and hedging activities. It requires that every derivative instrument be recorded on the balance sheet as either an asset or liability measured at fair value. The statement requires that changes in the derivative's fair value be recognized currently in earnings unless specific hedge accounting criteria are met. If hedge accounting criteria are met, the change in a derivative's fair value (for a cash flow hedge) is deferred in stockholders' equity as a component of comprehensive income to the extent the hedge is effective. These deferred gains and losses are recognized in income in the period in which the hedge item and hedging instrument are settled. The ineffective portions of hedge returns are recognized currently in earnings.

     SFAS No. 137, issued in August 1999, postponed for one year the mandatory effective date for SFAS No. 133, to January 1, 2001. In June 2000, the FASB issued SFAS No. 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities," as an amendment to SFAS No. 133.

     All derivatives within the Company have been identified. The Company has designated, documented and assessed the hedging relationships, all of which are cash flow hedges. Adoption by the Company of this accounting standard as of January 1, 2001 resulted in the recognition of $1.6 million of derivative assets with a cumulative effect increase to other comprehensive income of approximately $1.0 million after tax for the transition adjustment as of January 1, 2001.

                           Forward-Looking Information

     The statements contained in this Annual Report on Form 10-K that are not historical facts, including, but not limited to, statements found in this Management's Discussion and Analysis of Financial Condition and Results of Operations, are forward-looking statements, as that term is defined in Section 21E of the Securities and Exchange Act of 1934, as amended, that involve a number of risks and uncertainties. Such forward-looking statements may be or may concern, among other things, capital expenditures, drilling activity, acquisition plans and proposals and dispositions, development activities, cost savings, production efforts and volumes, hydrocarbon reserves, hydrocarbon prices, liquidity, regulatory matters and competition. Such forward-looking statements generally are accompanied by words such as "plan," "estimate," "expect," "predict," "anticipate," "projected," "should," "assume," "believe" or other words that convey the uncertainty of future events or outcomes. Such forward-looking information is based upon management's current plans, expectations, estimates and assumptions and is subject to a number of risks and uncertainties that could significantly affect current plans, anticipated actions, the timing of such actions and the Company's financial condition and results of operations. As a consequence, actual results may differ materially from expectations, estimates or assumptions expressed in or implied by any forward-looking statements made by or on behalf of the Company. Among the factors that could cause actual results to differ materially are: fluctuations of the prices received or demand for the Company's oil and natural gas, the uncertainty of drilling results and reserve estimates, operating hazards, acquisition risks, requirements for capital, general economic conditions, competition and government regulations, as well as the risks and uncertainties discussed in this annual report, including, without limitation, the portions referenced above, and the uncertainties set forth from time to time in the Company's other public reports, filings and public statements.

                          Independent Auditors' Report

To the Stockholders of Denbury Resources Inc.

We have audited the consolidated balance sheets of Denbury Resources Inc. as of December 31, 2000 and 1999 and the related consolidated statements of operations, stockholders' equity (deficit) and cash flows for each of the three years in the period ended December 31, 2000. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly in all material respects, the financial position of the Company as of December 31, 2000 and 1999 and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2000, in conformity with accounting principles generally accepted in the United States of America.

/s/ Deloitte & Touche LLP

Dallas, Texas
February 22, 2001

Consolidated Balance Sheets



AMOUNTS IN THOUSANDS OF U.S. DOLLARS                                               DECEMBER 31,
                                                                          ------------------------------
                                                                                2000            1999
                                                                          -------------    -------------
                                          ASSETS
CURRENT ASSETS
   Cash and cash equivalents...........................................   $      22,293    $      11,768
   Accrued production receivables......................................          37,527           15,836
   Trade and other receivables.........................................           5,739            2,942
   Other current assets................................................           4,305                -
   Deferred tax asset..................................................          28,126                -
                                                                          -------------    -------------
           Total current assets   .....................................          97,990           30,546
                                                                          -------------    -------------

PROPERTY AND EQUIPMENT (USING FULL COST ACCOUNTING)

   Oil and natural gas properties......................................         746,062          587,412
   Unevaluated oil and natural gas properties..........................          13,810           41,371
   Less accumulated depletion and depreciation.........................        (452,358)        (417,828)
                                                                          -------------    -------------
           Net property and equipment..................................         307,514          210,955
                                                                          -------------    -------------

OTHER ASSETS...........................................................          12,149           11,065

NONCURRENT DEFERRED TAX ASSET..........................................          39,726                -
                                                                          -------------    -------------

           TOTAL ASSETS................................................   $     457,379    $     252,566
                                                                          =============    =============
                           LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES

   Accounts payable and accrued liabilities............................   $      26,628    $      18,042
   Oil and gas production payable......................................          12,158            7,120
                                                                          -------------    -------------
           Total current liabilities...................................          38,786           25,162
                                                                          -------------    -------------

LONG-TERM LIABILITIES

   Long-term debt......................................................         199,000          152,500
   Provision for site reclamation costs................................           2,770            1,820
   Other...............................................................             658              656
                                                                          -------------    -------------
           Total long-term liabilities.................................         202,428          154,976
                                                                          -------------    -------------

STOCKHOLDERS' EQUITY

   Preferred stock, $.001 par value, 25,000,000 shares authorized; none
       issued and outstanding..........................................               -                -
   Common stock, $.001 par value, 100,000,000 shares authorized;
       45,979,981 and 45,718,486 shares issued and outstanding at
       December 31, 2000 and December 31, 1999, respectively...........              46               46
   Paid-in-capital in excess of par....................................         329,339          327,829
   Accumulated deficit.................................................        (113,220)        (255,447)
                                                                          -------------    -------------
           Total stockholders' equity..................................         216,165           72,428
                                                                          -------------    -------------

           TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY..................   $     457,379    $     252,566
                                                                          =============    =============

                 See Notes to Consolidated Financial Statements.

Consolidated Statements of Operations


                                                                            YEAR ENDED DECEMBER 31,
                                                                 -------------------------------------------
AMOUNTS IN THOUSANDS EXCEPT PER SHARE AMOUNTS (U.S. DOLLARS)         2000            1999           1998
                                                                 -------------    -----------   ------------
REVENUES
     Oil, natural gas and related product sales................. $     179,372    $    81,575   $     81,883
     Interest income and other..................................         2,279          1,415          1,623
                                                                 -------------    -----------   ------------
           Total revenues.......................................       181,651         82,990         83,506
                                                                 -------------    -----------   ------------

EXPENSES
     Lease operating costs......................................        38,676         26,029         25,113
     Production taxes...........................................         8,051          3,662          4,049
     General and administrative.................................         8,055          7,029          6,556
     Interest...................................................        15,255         15,795         17,534
     Depletion and depreciation.................................        36,214         25,515         52,234
     Franchise taxes............................................           467            346            785
     Writedown of oil and natural gas properties................             -              -        280,000
                                                                 -------------    -----------   ------------
            Total expenses......................................       106,718         78,376        386,271
                                                                 -------------    -----------   ------------

Income (loss) before income taxes...............................        74,933          4,614       (302,765)
Income tax benefit..............................................        67,294              -         15,620
                                                                 -------------    -----------   ------------

NET INCOME (LOSS)............................................... $     142,227    $     4,614   $   (287,145)
                                                                 =============    ===========   ============

NET INCOME (LOSS) PER COMMON SHARE
     Basic...................................................... $        3.10    $      0.12   $     (11.08)
     Diluted....................................................          3.07           0.12         (11.08)


WEIGHTED AVERAGE COMMON SHARES OUTSTANDING
     Basic......................................................        45,823         39,928         25,926
     Diluted....................................................        46,352         39,987         25,926









                 See Notes to Consolidated Financial Statements.

Consolidated Statements of Cash Flows

                                                                                YEAR ENDED DECEMBER 31,
                                                                     ----------------------------------------
AMOUNTS IN THOUSANDS OF U.S. DOLLARS                                       2000         1999           1998
                                                                     ------------ -------------  ------------

CASH FLOW FROM OPERATING ACTIVITIES:
   Net income (loss)..............................................   $    142,227 $       4,614  $   (287,145)
       Adjustments needed to reconcile to net cash flow provided
         by operations:
       Depletion and depreciation.................................         36,214        25,515        52,234
       Deferred income taxes......................................        (67,852)            -       (15,620)
       Writedown of oil and natural gas properties................              -             -       280,000
       Other......................................................            966         1,490           627
                                                                     ------------ -------------  ------------
                                                                          111,555        31,619        30,096
   Changes in working capital items relating to operations:

       Accrued production receivables.............................        (21,691)      (10,341)        3,197
       Trade and other receivables................................         (2,797)       13,448        (1,028)
       Other assets...............................................         (5,109)            -             -
       Accounts payable and accrued liabilities...................          8,586         4,472       (11,046)
       Oil and gas production payable.............................          5,038         2,002          (934)
       Other liabilities..........................................            390             -             -
                                                                     ------------ -------------  ------------
NET CASH PROVIDED BY OPERATING ACTIVITIES.........................         95,972        41,200        20,285
                                                                     ------------ -------------  ------------

CASH FLOW USED FOR INVESTING ACTIVITIES:

       Oil and natural gas expenditures...........................        (73,736)      (34,479)      (88,978)
       Acquisition of oil and natural gas properties..............        (60,285)      (20,488)      (13,674)
       Net purchases of other assets..............................         (1,629)       (1,381)       (1,145)
       Increase in cash restricted for future site reclamation....           (322)       (2,347)            -
       Disposition of oil and gas properties......................          2,932           400             -
                                                                     ------------ -------------  ------------
NET CASH USED FOR INVESTING ACTIVITIES............................       (133,040)      (58,295)     (103,797)
                                                                     ------------ -------------  ------------

CASH FLOW FROM FINANCING ACTIVITIES:

       Bank repayments............................................        (14,500)     (100,000)     (200,000)
       Bank borrowings............................................         61,000        27,500        60,000
       Issuance of subordinated debt..............................              -             -       125,000
       Net proceeds from issuance of common stock.................          1,491       100,079        94,657
       Costs of debt financing....................................           (398)         (765)       (3,402)
       Other......................................................              -             -           (20)
                                                                     ------------ -------------  ------------
NET CASH PROVIDED BY FINANCING ACTIVITIES.........................         47,593        26,814        76,235
                                                                     ------------ -------------  ------------

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS..............         10,525         9,719        (7,277)

Cash and cash equivalents at beginning of year....................         11,768         2,049         9,326
                                                                     ------------ -------------  ------------

CASH AND CASH EQUIVALENTS AT END OF YEAR..........................   $     22,293 $      11,768  $      2,049
                                                                     ============ =============  ============

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:

        Cash paid during the year for interest....................   $     13,936 $      15,805  $     11,821
        Cash paid during the year for income taxes................            275             -             -


                 See Notes to Consolidated Financial Statements.

Consolidated Statement of Changes in Stockholders' Equity (Deficit)


                                                                         PAID-IN          RETAINED
                                                                       CAPITAL IN         EARNINGS
                                               COMMON STOCK             EXCESS OF       (ACCUMULATED
                                            ($.001 PAR VALUE)              PAR            DEFICIT)          TOTAL
                                       ----------------------------   -------------   -----------------  -----------
DOLLAR AMOUNTS IN THOUSANDS OF U.S.
        DOLLARS                            Shares         Amount
                                       --------------  ------------
BALANCE - JANUARY 1, 1998                  20,388,683  $         20   $     133,119   $          27,084  $   160,223
                                       --------------  ------------   -------------   -----------------  -----------
Issued pursuant to employee stock
    option plan........................       132,256             -             954                   -          954
Issued pursuant to employee stock
    purchase plan......................       101,561             -           1,139                   -        1,139
Conversion of warrants.................       625,000             1           4,624                   -        4,625
Public placement of common stock.......     5,554,180             6          87,933                   -       87,939
Net loss...............................             -             -               -            (287,145)    (287,145)
                                       --------------  ------------   -------------   -----------------  -----------
BALANCE - DECEMBER 31, 1998                26,801,680            27         227,769            (260,061)     (32,265)
                                       --------------  ------------   -------------   -----------------  -----------

Issued pursuant to employee stock
    purchase plan......................       363,930             -           1,544                   -        1,544
Sale of common stock to TPG............    18,552,876            19          98,516                   -       98,535
Net income.............................             -             -               -               4,614        4,614
                                       --------------  ------------   -------------   -----------------  -----------
BALANCE - DECEMBER 31, 1999                45,718,486            46         327,829            (255,447)      72,428
                                       --------------  ------------   -------------   -----------------  -----------

Issued pursuant to employee stock
    option plan........................        40,458             -             186                   -          186
Issued pursuant to employee stock
     purchase plan.....................       218,493             -           1,305                   -        1,305
Issued pursuant to directors
     compensation plan.................         2,544             -              19                   -           19
Net income.............................             -             -               -             142,227      142,227
                                       --------------  ------------   -------------   -----------------  -----------
BALANCE - DECEMBER 31, 2000                45,979,981  $         46   $     329,339   $        (113,220) $   216,165
                                       ==============  ============   =============   =================  ===========






                 See Notes to Consolidated Financial Statements.

Notes to Consolidated  Financial  Statements
Years Ended December 31, 2000, 1999 and 1998

                     NOTE 1. SIGNIFICANT ACCOUNTING POLICIES

                      Organization and Nature of Operations

Denbury Resources Inc. ("Denbury" or the "Company") is a Delaware corporation, organized under Delaware General Corporation Law, engaged in the acquisition, development, operation and exploration of oil and gas properties. The Company operates as one business segment, with its operating activities related to the exploration, development and production of oil and natural gas in the U.S. Gulf Coast region.

                    Principles of Reporting and Consolidation

The consolidated financial statements herein have been prepared in accordance with generally accepted accounting principles ("GAAP") in the United States and include the accounts of the Company and its subsidiaries, all of which are wholly owned. All material intercompany balances and transactions have been eliminated.

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

C) SITE RECLAMATION. Estimated future costs of well abandonment and site reclamation, including the removal of production facilities at the end of their useful life, are provided for on a unit-of-production basis. Costs are based on engineering estimates of the anticipated method and extent of site restoration, valued at year-end prices, net of estimated salvage value, and in accordance with the current legislation and industry practice. The annual provision for future site reclamation costs is included in depletion and depreciation expense and reported under long-term liabilities in the Consolidated Balance Sheets as "Provision for site reclamation costs."

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

E) JOINT INTEREST OPERATIONS. Substantially all of the Company's oil and natural gas exploration and production activities are conducted jointly with others. These financial statements reflect only the Company's proportionate interest in such activities and any amounts due from other partners are included in trade receivables.

Notes to Consolidated Financial Statements
Years Ended December 31, 2000, 1999 and 1998


                                 Restricted Cash

At December 31, 2000 and 1999, the Company had approximately $2.7 million and $2.3 million, respectively, of restricted cash held in escrow for future site reclamation costs. This restricted cash is included in Other Assets in the Consolidated Balance Sheets.

                       Net Income (Loss) Per Common Share

Basic net income or loss per common share is computed by dividing the net income or loss attributable to common stockholders by the weighted average number of shares of common stock outstanding during the period. Diluted net income or loss per common share is calculated in the same manner, but also considers the impact to net income and common shares for the potential dilution from stock options, stock warrants and any other outstanding convertible securities.

The following is a reconciliation of the numerator and denominator used for the computation of basic and diluted net income or loss per common share.


                                                             YEAR ENDED DECEMBER 31,
                                                  ---------------------------------------------
AMOUNTS IN THOUSANDS EXCEPT PER SHARE DATA              2000            1999           1998
                                                  -------------   -------------   -------------
Net income (loss)...............................  $     142,227   $       4,614   $   (287,145)
                                                  =============   =============   =============

Weighted average common shares - basic..........         45,823          39,928         25,926

Effect of diluted securities:
        Stock options...........................            529              59              -
                                                  -------------   -------------   -------------
Weighted average common shares - diluted........         46,352          39,987         25,926
                                                  =============   =============   =============

Net income (loss) per common share
        Basic...................................  $        3.10   $        0.12   $     (11.08)
        Diluted.................................           3.07            0.12         (11.08)
                                                  =============   =============   =============

For the years ended December 31, 2000 and 1999, approximately 1.6 million shares of common stock under options were excluded from the diluted net income per share computation as the exercise price exceeded the average market price of the Company's common stock. Warrants representing 75,000 shares of common stock were also excluded from the 1999 diluted net income per share computation as the exercise price exceeded the average market price of the Company's common stock. For the year ended December 31, 1998, all dilutive securities were excluded from the calculation of diluted loss per share, as their effect would have been anti-dilutive.

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

The Company follows the "sales method" of accounting for its oil and natural gas revenue, whereby the Company recognizes sales revenue on all oil or natural gas sold to its purchasers, regardless of whether the sales are proportionate to the Company's ownership in the property. A receivable or liability is recognized only to the extent that the Company has an imbalance on a specific property greater than the expected remaining proved reserves. As of December 31, 2000 and 1999, the Company's aggregate oil and natural gas imbalances were not material to its consolidated financial statements.

Notes to Consolidated Financial Statements
Years Ended December 31, 2000, 1999 and 1998


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

                              Comprehensive Income

Effective January 1, 1998, the Company adopted Statement of Financial Accounting Standards ("SFAS") No. 130, "Reporting Comprehensive Income." This statement establishes standards for reporting of comprehensive income and its components in the financial statements. For the years ended December 31, 2000, 1999 and 1998, there were no differences between net income (loss) and comprehensive income.

                Financial Instruments with Off-Balance-Sheet Risk
                        and Concentrations of Credit Risk

The Company's product price hedging activities are described in Note 6 to the consolidated financial statements. The Company enters into financial transactions to hedge anticipated future production. Hedge accounting is utilized when there is a high degree of correlation between price movements in the derivative and the underlying item designated as being hedged. The impact of changes in the market value of the financial transactions, which serve as hedges, is deferred until the related physical transaction is completed. The changes, when recognized, are included in oil and gas revenues. If a financial transaction that has been accounted for as a hedge is closed before the date of the anticipated future transaction, the accumulated change in the value of the financial transactions is deferred until the related physical transaction is completed. In the event it becomes likely that an anticipated transaction will not occur or that adequate correlation no longer exists, hedge accounting is terminated and future changes in the fair value of the derivative are recognized as gains or losses in the statement of operations. Credit risk relating to these hedges is minimal because of the credit risk standards required for counter-parties and monthly settlements. The Company only has entered into hedging contracts with large and financially strong companies. See "Recently Issued Accounting Pronouncements" below for information regarding the Company's adoption of new accounting rules for hedging activities and derivative instruments.

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

                       Fair Value of Financial Instruments

As of December 31, 2000 and 1999, the carrying value of the Company's bank debt and most other financial instruments approximates their fair market value. The Company's bank debt is based on a floating interest rate and thus adjusts to market as interest rates change. During 1998, the Company issued $125 million of 9% Senior Subordinated Notes due 2008. As of December 31, 2000 and 1999, these notes had a market value of approximately $108.4 million and $113.8 million, respectively, based on quoted market prices. The Company's other financial instruments are primarily cash, cash equivalents, short-term receivables and payables which approximate fair value due to the nature of the instrument and the relatively short maturities.

Notes to Consolidated Financial Statements
Years Ended December 31, 2000, 1999 and 1998

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

                    Recently Issued Accounting Pronouncements

In June 1998, the Financial Accounting Standards Board ("FASB") issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." This statement establishes accounting and reporting standards for derivative instruments and hedging activities. It requires that every derivative instrument be recorded on the balance sheet as either an asset or liability measured at fair value. The statement requires that changes in the derivative's fair value be recognized currently in earnings unless specific hedge accounting criteria are met. If hedge accounting criteria are met, the change in a derivative's fair value (for a cash flow hedge) is deferred in stockholders' equity as a component of comprehensive income to the extent the hedge is effective. These deferred gains and losses are recognized in income in the period in which the hedge item and hedging instrument are settled. The ineffective portions of hedge returns are recognized currently in earnings.

SFAS No. 137, issued in August 1999, postponed for one year the mandatory effective date for SFAS No. 133, to January 1, 2001. In June 2000, the FASB issued SFAS No. 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities," as an amendment to SFAS No. 133.

All derivatives within the Company have been identified. The Company has designated, documented and assessed the hedging relationships, all of which are cash flow hedges. Adoption by the Company of this accounting standard as of January 1, 2001 resulted in the recognition of $1.6 million of derivative assets with a cumulative effect increase to other comprehensive income of approximately $1.0 million after tax for the transition adjustment as of January 1, 2001.

Notes to Consolidated Financial Statements
Years Ended December 31, 2000, 1999 and 1998



                         NOTE 2. PROPERTY AND EQUIPMENT

       Unevaluated Oil and Natural Gas Properties Excluded From Depletion

Under full cost accounting, the Company may exclude certain unevaluated costs from the amortization base pending determination of whether proved reserves have been discovered or impairment has occurred. A summary of the unevaluated properties excluded from oil and natural gas properties being amortized at December 31, 2000 and 1999 and the year in which they were incurred follows:





                                           DECEMBER 31, 2000                              DECEMBER 31, 1999
                             ---------------------------------------------   -------------------------------------------
                             Costs Incurred During:                          Costs Incurred During:
                             ---------------------------------               ---------------------------------
                                2000        1999       1998       Total        1999         1998       1997      Total
                             ----------  ----------  ---------  ----------   ---------    ---------  ---------  --------
AMOUNTS IN THOUSANDS
Property acquisition costs.. $   10,709  $      750  $      65  $   11,524   $   1,283    $   4,693  $  30,566  $ 36,542
Exploration costs...........      1,332         193        761       2,286       1,427        3,402          -     4,829
                             ----------  ----------  ---------  ----------   ---------    ---------  ---------  --------
    Total................... $   12,041  $      943  $     826  $   13,810   $   2,710    $   8,095  $  30,566  $ 41,371
                             ==========  ==========  =========  ==========   =========    =========  =========  ========

Costs are transferred into the amortization base on an ongoing basis as the projects are evaluated and proved reserves established or impairment determined. Pending determination of proved reserves attributable to the above costs, the Company cannot assess the future impact on the amortization rate. As of December 31, 2000, approximately $10.0 million of the total unevaluated property balance of $13.8 million related to the Company's purchase of Thornwell Field in Southwestern Louisiana in the fourth quarter of 2000. This cost will be transferred into the amortization base as the undeveloped areas are tested. The Company anticipates that the majority of this activity should be completed during 2001 and 2002.

               1998 Writedown of Oil and Gas Properties Resulting
                           From Full Cost Ceiling Test

Due to low oil prices in 1998, the Company incurred a writedown of its oil and gas properties pursuant to the full cost pool ceiling test mandated by the Securities and Exchange Commission. As of June 30, 1998, the Company incurred a $165 million writedown and as of December 31, 1998, incurred an additional $115 million writedown, or a total of $280 million for the year ended December 31, 1998.

                                Capitalized Costs

Capitalized general and administrative costs that directly relate to exploration and development activities were $3.2 million, $2.8 million and $2.7 million for the years ended December 31, 2000, 1999 and 1998, respectively.

Amortization per BOE, excluding the full cost pool writedown, was $4.62, $4.17 and $7.26 for the years ended December 31, 2000, 1999 and 1998, respectively.

Notes to Consolidated Financial Statements
Years Ended December 31, 2000, 1999 and 1998



                NOTE 3. NOTES PAYABLE AND LONG-TERM INDEBTEDNESS

                                                           DECEMBER 31,
                                                   ----------------------------
                                                       2000            1999
                                                   ------------    ------------
AMOUNTS IN THOUSANDS

Senior bank loan................................   $     74,000    $     27,500
9% Senior Subordinated Notes due 2008...........        125,000         125,000
                                                   ------------    ------------
   Total long-term debt.........................   $    199,000    $    152,500
                                                   ============    ============

                                Senior Bank Loan

The Company has a credit facility with Bank of America, as agent for a group of seven other banks. The credit facility is secured by substantially all of the Company's producing oil and gas properties and matures on December 31, 2003. This credit facility has several restrictions including, among others: (i) a prohibition on the payment of dividends, (ii) a requirement for a minimum equity balance, (iii) a requirement to maintain positive working capital, as defined,
(iv) a minimum interest coverage test and (v) a prohibition of most debt and corporate guarantees. The Company's bank credit facility provides for a semi-annual redetermination of the borrowing base on April 1st and October 1st.

On October 13, 2000, the Company amended and restated its bank credit facility. Among other things, this amendment (i) extended the maturity of the credit line for one additional year, to December 31, 2003, (ii) increased the interest rate on the loan by increasing the LIBOR margin for Eurodollar loans by 0.25%, (iii) reduced the number of banks in the line by one and re-allocated the loan among the remaining eight banks, and (iv) increased the Company's conforming borrowing base from $60 million to $110 million. In December 2000, at the request of the Company, the banks conducted an additional review of the Company's credit facility and increased the borrowing base from $110 million to $150 million.

As of December 31, 2000, the Company had $74.0 million outstanding under the facility, at a weighted average interest rate of 7.9%, $370,000 of letters of credit outstanding and a borrowing base of $150 million. The next scheduled redetermination of the borrowing base will be as of April 1, 2001, based on December 31, 2000 assets and proved reserves.

                                Subordinated Debt

On February 26, 1998, Denbury Management Inc. ("DMI"), a wholly owned subsidiary of the Company at that time, issued $125 million in aggregate principal amount of 9% Senior Subordinated Notes due 2008 which require only semi-annual interest payments until maturity. In April 1999, DMI was merged into Denbury Resources Inc., which expressly assumed all liabilities of DMI, including the 9% Senior Subordinated Notes. These notes contain certain debt covenants, including covenants that limit (i) indebtedness, (ii) certain restricted payments including dividends, (iii) sale/leaseback transactions, (iv) transactions with affiliates, (v) liens, (vi) asset sales and (vii) mergers and consolidations. The net proceeds to the Company from the debt offering were approximately $121.8 million, before offering expenses.

Notes to Consolidated Financial Statements
Years Ended December 31, 2000, 1999 and 1998

                         Indebtedness Repayment Schedule

The Company's indebtedness as of December 31, 2000 is repayable as follows:

AMOUNTS IN THOUSANDS
-------------------------------------------------------
YEAR

2001.......................................$          -
2002.......................................           -
2003.......................................      74,000
2004.......................................           -
2005.......................................           -
Thereafter.................................     125,000
                                           ------------
         Total indebtedness................$    199,000
                                           ============

                              NOTE 4. INCOME TAXES

The Company's income tax provision (benefit) is as follows:


                                                           YEAR ENDED DECEMBER 31,
                                                   ----------------------------------------
AMOUNTS IN THOUSANDS                                  2000           1999          1998
                                                   -----------    ----------    -----------
Current income tax expense
    Federal........................................$       558    $        -    $         -
    State..........................................          -             -              -
                                                   -----------    ----------    -----------
           Total current income tax expense........$       558    $        -    $         -
                                                   ===========    ==========    ===========
Deferred income tax benefit
    Federal........................................$   (67,852)   $        -    $   (15,620)
    State..........................................          -             -              -
                                                   -----------    ----------    -----------
           Total deferred income tax benefit.......$   (67,852)   $        -    $   (15,620)
                                                   ===========    ==========    ===========
               Total income tax benefit............$   (67,294)   $        -    $   (15,620)
                                                   ===========    ==========    ===========

The Company's income tax benefit for 2000 is primarily the result of the elimination of the Company's valuation allowance on its net deferred tax assets as of December 31, 2000. The valuation allowance on the Company's net deferred tax assets was initially recorded at December 31, 1998 and remained recorded at December 31, 1999 based upon management's belief that it was more likely than not that the Company would not be able to generate sufficient taxable income to realize the benefit of its net deferred tax assets. In reaching this conclusion, management considered both historical results and its expectations regarding future taxable income based on oil and gas pricing consistent with the Company's long-term forecasting and anticipated levels of capital spending. As a result of the near-term recovery of oil and natural gas prices that began in the latter part of 1999 and continued throughout 2000, the Company was able to generate net income for 2000 and taxable income that utilized approximately $27.2 million of the Company's net operating losses. Based on current production levels, current expectations regarding near-term oil and gas prices, current hedging positions, anticipated capital expenditures, the estimated reversal of book and tax temporary differences, available tax planning strategies and the Company's expectations regarding future taxable income, management concluded that the valuation allowance on its net deferred tax assets was no longer necessary and at December 31, 2000 eliminated the entire valuation allowance. The Company's current income tax expense in 2000 is for alternative minimum taxes that may not be offset by net operating losses.

Notes to Consolidated Financial Statements
Years Ended December 31, 2000, 1999 and 1998


At December 31, 2000, the Company had net operating loss carryforwards for U.S. federal income tax purposes of approximately $112.7 million and approximately $47.7 million for alternative minimum tax purposes. The net operating losses are scheduled to expire as follows:

                                              INCOME      ALTERNATIVE
AMOUNTS IN THOUSANDS                           TAX        MINIMUM TAX
-----------------------------------------------------   ---------------
  YEAR

  2012   .................................$    20,200         $       -
  2018   .................................     70,777            32,157
  2019   .................................     21,713            15,585

Deferred income taxes relate to temporary differences based on tax laws and statutory rates in effect at the December 31, 2000 and 1999 balance sheet dates. At December 31, 2000 and 1999, the Company's deferred tax assets and liabilities were as follows:

                                                          DECEMBER 31,
                                                  ----------------------------
AMOUNTS IN THOUSANDS                                  2000            1999
                                                  -------------   ------------

Deferred tax assets:
     Loss carryforwards........................   $      41,695   $     51,748
     Basis difference of exploration and
         production assets.....................          26,144         43,883
     Tax credit carryover......................             558              -
Deferred tax liabilities:
     Other.....................................            (545)          (494)
                                                  -------------   ------------
Net deferred tax asset.........................          67,852         95,137
     Less: Valuation allowance.................               -        (95,137)
                                                  -------------   ------------
         Total net deferred tax asset..........   $      67,852   $          -
                                                  =============   ============


The Company's income tax provision (benefit) varies from the amount that would result from applying the statutory income tax rate to income before income taxes as follows:


                                                                   YEAR ENDED DECEMBER 31,
                                                          -----------------------------------------
AMOUNTS IN THOUSANDS                                          2000          1999               1998
                                                          ------------  ------------  -------------
Income tax provision (benefit) calculated using the
   statutory income tax rate............................. $     26,227  $      1,615  $    (105,968)
State income taxes and other.............................        1,616          (350)        (6,054)
Change in valuation allowance............................      (95,137)       (1,265)        96,402
                                                          ------------  ------------  -------------
      Total income tax benefit........................... $    (67,294) $          -  $     (15,620)
                                                          ============  ============  =============


Notes to Consolidated Financial Statements
Years Ended December 31, 2000, 1999 and 1998

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

                  1999 Sale of Stock to the Texas Pacific Group

In April 1999, the stockholders approved the sale of 18,552,876 shares of common stock to an affiliate of the Texas Pacific Group ("TPG") for $100 million or $5.39 per share. As a result of this transaction, TPG's ownership of the Company's outstanding common stock increased from approximately 32% to approximately 60%. The net proceeds from this sale of common stock of approximately $98.5 million were used to pay down the Company's revolving credit facility.

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

                                    Warrants

On May 5, 2000, 75,000 warrants that were previously outstanding at an exercise price of Cdn. $8.40 expired. Each warrant entitled the holder thereof to purchase one share of common stock at any time prior to the expiration date.

                                Stock Option Plan

As of December 31, 2000, the Company had a total of 4,535,000 shares of Common Stock reserved for issuance pursuant to its Stock Option Plan. On February 22, 2001, the Board of Directors of the Company authorized a 600,000 increase to the number of shares that may be issued pursuant to this plan, subject to the approval of shareholders at the May 23, 2001 annual meeting. Under the terms of the plan, incentive and non-qualified options may be issued to officers, key employees and consultants. Options generally become exercisable over a four year vesting period with the specific terms of vesting determined by the Board of Directors at the time of grant. The options expire over terms not to exceed ten years from the date of grant, ninety days after termination of employment or permanent disability or one year after the death of the optionee. The options are granted at the fair market value at the time of grant, which is generally defined as the average closing price of the Company's shares of Common Stock for the ten trading days prior to issuance. The plan is administered by the Stock Option Committee of the Board.

Notes to Consolidated Financial Statements
Years Ended December 31, 2000, 1999 and 1998

Following is a summary of stock option activity during the years ended December 31, 2000, 1999 and 1998:



                                                              YEAR ENDED DECEMBER 31,
                                ------------------------------------------------------------------------------------
                                           2000                         1999                        1998
                                --------------------------- ---------------------------- ---------------------------
                                  Number       Weighted        Number        Weighted       Number       Weighted
                                of Options   Average Price   of Options   Average Price   of Options  Average Price
                                ----------- --------------- ------------- -------------- ------------ --------------
Outstanding at beginning of
  year.........................   3,317,384 $          8.66    1,890,531  $       13.04   1,546,256   $       11.06
Granted........................     595,635            4.11    1,830,503           4.38     488,559           17.71
Exercised......................     (40,458)           4.60            -              -    (132,256)           7.29
Forfeited......................     (70,439)           6.70     (403,650)          9.78     (12,028)           7.15
                                ----------- --------------- ------------- -------------- ------------ --------------
Outstanding at end of year.....   3,802,122 $          8.03    3,317,384  $        8.66   1,890,531   $       13.04
                                =========== =============== ============= ============== ============ ==============
Exercisable at end of year.....   1,310,382 $          9.35      622,001  $        9.39     398,474   $        8.85
                                =========== =============== ============= ============== ============ ==============
Weighted average fair value of
  options granted..............             $          2.26               $        2.56               $        7.64
                                            ===============               ==============              ==============

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


                                                                                YEAR ENDED DECEMBER 31,
                                                                       -----------------------------------------
                                                                           2000          1999           1998
                                                                       ------------   -----------   ------------
NET INCOME (LOSS):
   As reported (thousands).............................................$    142,227   $     4,614   $  (287,145)
   Pro forma (thousands)...............................................     139,574           772      (289,463)

NET INCOME (LOSS) PER COMMON SHARE:
   As reported:
       Basic...........................................................$       3.10   $      0.12   $    (11.08)
       Diluted.........................................................        3.07          0.12        (11.08)
   Pro forma:
       Basic...........................................................$       3.05   $      0.02   $    (11.16)
       Diluted.........................................................        3.05          0.02        (11.16)


The  Company   estimated   the  fair  value  of  each  option  grant  using  the
Black-Scholes option pricing method while using the following weighted average assumptions:

                                            2000          1999           1998
                                        ------------  ------------    ----------
Risk-free interest rate                         6.5%          4.7%          5.7%
Expected life                                5 years       5 years       5 years
Expected volatility                            55.0%         64.7%         39.2%
Dividend yield                                -             -             -

Notes to Consolidated Financial Statements
Years Ended December 31, 2000, 1999 and 1998

The following table summarizes information on the Company's stock options outstanding at December 31, 2000:



                                              Options Outstanding                      Options Exercisable
                                 ---------------------------------------------      --------------------------
                                                   Weighted
                                     Number         Average        Weighted            Number       Weighted
                                   of Options      Remaining        Average          of Options      Average
                                   Outstanding    Contractual      Exercise          Exercisable    Exercise
   Range of Exercise Prices        at 12/31/00        Life           Price           at 12/31/00      Price
------------------------------   --------------- --------------  -------------      -------------  -----------
 $ 3.77 -  $ 5.50                      2,172,847      8.0 years  $        4.18            383,149  $      4.25
   5.51 -    8.00                        294,507      5.5 years           6.64            253,625         6.72
   8.01 -   11.50                        222,282      4.9 years           9.92            220,550         9.93
  11.51 -   14.50                        627,938      5.7 years          13.38            321,240        13.39
  14.51 -   22.25                        484,548      6.7 years          18.32            131,818        18.40
                                 -----------------------------------------------------------------------------
 $ 3.77 -  $22.25                      3,802,122      7.1 years  $        8.03          1,310,382  $      9.35
                                 -----------------------------------------------------------------------------

                               Stock Purchase Plan

The Company maintains a Stock Purchase Plan which authorizes the sale of up to 750,000 shares of Common Stock to all full-time employees. Under the plan, the employees may contribute up to 10% of their base salary and the Company matches 75% of the employee contribution. The combined funds are used to purchase previously unissued Common Stock of the Company based on its current market value at the end of each quarter. The Company recognizes compensation expense for the 75% Company matching portion, which totaled $560,000, $501,000 and $648,000 for the years ended December 31, 2000, 1999 and 1998, respectively. This plan is administered by the Stock Purchase Plan Committee of the Board.

                                   401(k) Plan

The Company offers a 401(k) Plan to which employees may contribute tax deferred earnings subject to Internal Revenue Service limitations. The Company matches 75% of employee contributions up to an employee's contribution of 6% of their salary. This Company match becomes vested over a four year period. During 2000, 1999 and 1998, the Company made matching contributions of $427,000, $239,000 and $217,000, respectively, to the 401(k) Plan.

                     NOTE 6. PRODUCT PRICE HEDGING CONTRACTS

The Company enters into various financial contracts to hedge its exposure to commodity price risk associated with anticipated future oil and natural gas production. These contracts consist of price ceilings and floors, no- cost collars and fixed price swaps.

As of December 31, 1998, the Company had no-cost financial contracts ("collars") in place that hedged a total of 40 million cubic feet of natural gas per day ("MMcf/d") through August 1999 and 30 MMcf/d thereafter through December 2000. The first set of contracts had a weighted average ceiling price of approximately $2.95 per MMBtu and the second set of contracts had a ceiling price of $2.58 per MMBtu. Both contracts had a

Notes to Consolidated Financial Statements
Years Ended December 31, 2000, 1999 and 1998

floor price of $1.90 per MMBtu. During the first half of 1999, the Company collected $603,000 on these contracts, but paid out $729,000 during the second half of the year. During the second half of 1999, the Company also retired six MMcf/d of the 30 MMcf/d collar at a cost of approximately $672,000. The net out-of-pocket cost during 1999 on the natural gas collars was $798,000, including the cost of the buyouts. During 2000, the Company paid out $11.9 million relating to these natural gas collars, reducing the net average natural gas price it received by $0.88 per Mcf. All of the natural gas collars expired as of December 31, 2000.

During March and April 1999, the Company entered into two collars to hedge a portion of its oil production. The first contract was a fixed price swap for 3,000 Bbls/d for the period of April through December 1999 at a price of $14.24 per Bbl. The second contract was a collar to hedge 3,000 Bbls/d for the period of May 1999 through December 2000 with a floor price of $14.00 per Bbl and a ceiling price of $18.05 per Bbl. The Company paid approximately $8.6 million on these contracts during 1999, which lowered the effective net oil price received by the Company for the year by $1.95 per barrel. During 2000, the Company paid out $13.4 million relating to these oil collars, reducing the net average oil price it received by $2.39 per Bbl. All of the oil collars expired as of December 31, 2000.

In the aggregate, the Company paid out a net amount of $9.4 million during 1999 and $25.3 million during 2000 on its commodity hedges. All of these contracts expired as of December 31, 2000.

For the years 2001 and 2002, the Company acquired puts or floors in 2000 to hedge a portion of its anticipated oil and natural gas production. For 2001, the Company acquired a $22.00 floor on 12,800 Bbls/d and a $2.80 floor on 37.5
MMBtu/d for an aggregate cost of $2.6 million, which together cover approximately 75% of the Company's anticipated production, excluding the anticipated production from the acquisitions made in the fourth quarter of 2000. The floors relating to the acquisitions cost a total of approximately $2.5 million and have varying volume and price floors each quarter for 2001 and 2002. The price floor varies by quarter, but have a weighted average price of $3.51 for 2001 and $3.23 for 2002. The volumes on the floors also vary by quarter with a weighted average volume of 23.0 MMBtu/d for 2001 and 7.8 MMBtu/d for 2002. The Company has recorded the cost of these floors in either current or long-term other assets in its Consolidated Balance Sheet as of December 31, 2000, depending on their expiration dates. The fair value of these floors as of December 31, 2000 was $6.7 million. The following table lists all of the individual floors in place as of December 31, 2000.

                      Volume       Floor                                           Volume     Floor
           Period     Per Day      Price                              Period      Per Day     Price
        -----------------------------------                       ------------------------------------
 Oil Options or "puts" (Bbls/d):                             Gas Options or "puts" (MMBtu/d):
           2001          12,800      $22.00                        Q1 - 2002            5.3      $3.65
                                                                   Q1 - 2002            6.7      $3.07
 Gas Options or "puts" (MMBtu/d):                                  Q2 - 2002            3.8      $3.40
           2001            37.5       $2.80                        Q2 - 2002            4.4      $3.04
                                                                   Q3 - 2002            2.9      $3.38
         Q1 - 2001         11.5       $4.25                        Q3 - 2002            3.5      $2.99
         Q1 - 2001         15.1       $3.52                        Q4 - 2002            2.1      $3.38
         Q2 - 2001         10.5       $3.95                        Q4 - 2002            2.5      $2.93
         Q2 - 2001         13.9       $3.23
         Q3 - 2001         10.0       $3.70
         Q3 - 2001         13.0       $3.07
         Q4 - 2001          7.9       $3.56
         Q4 - 2001         10.4       $2.94

                      NOTE 7. COMMITMENTS AND CONTINGENCIES

The Company has operating leases for the rental of office space, office equipment, and vehicles that totaled $1.4 million, $1.2 million and $672,000 for the years ended December 31, 2000, 1999 and 1998, respectively. At December 31, 2000, long-term commitments for these items require the following future minimum rental payments:

AMOUNTS IN THOUSANDS

2001.............................$         1,475
2002.............................          1,457
2003.............................          1,327
2004.............................          1,346
2005.............................          1,477
Thereafter ......................          5,663
                                 ---------------
     Total lease commitments.....$        12,745
                                 ===============

Notes to Consolidated Financial Statements
Years Ended December 31, 2000, 1999 and 1998


The Company is subject to various possible contingencies which arise primarily from interpretation of federal and state laws and regulations affecting the oil and natural gas industry. Such contingencies include differing interpretations as to the prices at which oil and natural gas sales may be made, the prices at which royalty owners may be paid for production from their leases, environmental issues and other matters. Although management believes that it has complied with the various laws and regulations, administrative rulings and interpretations thereof, adjustments could be required as new interpretations and regulations are issued. In addition, production rates, marketing and environmental matters are subject to regulation by various federal and state agencies.

The Company and its subsidiaries are involved in various lawsuits, claims and regulatory proceedings incidental to their businesses. In the opinion of management, the outcome of such matters will not have a material adverse effect on the Company's business, consolidated financial position, results of operations or cash flows.

                        NOTE 8. SUPPLEMENTAL INFORMATION

                   Significant Oil and Natural Gas Purchasers

Oil and natural gas sales are made on a day-to-day basis or under short-term contracts at the current area market price. The loss of any purchaser would not be expected to have a material adverse effect upon operations. For the year ended December 31, 2000, the Company sold 10% or more of its net production of oil and natural gas to the following purchasers: Hunt Refining (24%), Southland Refining (17%), EOTT Energy (16%), and Dynegy (10%). For the year ended December 31, 1999, four purchasers each accounted for more than 10% of the Company's net production of oil and natural gas and 68% in the aggregate. For the year ended December 31, 1998, three purchasers each accounted for more than 10% of the Company's net production of oil and natural gas and 62% in the aggregate.

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

Costs incurred in oil and natural gas activities for the years ended December 31, 2000, 1999 and 1998 are as follows:

                                                YEAR ENDED DECEMBER 31,
                                       -----------------------------------------
AMOUNTS IN THOUSANDS                      2000          1999            1998
                                       -----------   -----------     -----------

Property acquisitions:
     Proved.........................   $    50,285   $    20,488     $    13,674
     Unevaluated....................        11,741         1,283           6,604
Exploration.........................         6,782         7,672          12,222
Development.........................        65,213        25,524          70,152
                                       -----------   -----------     -----------
     Total costs incurred...........   $   134,021   $    54,967     $   102,652
                                       ===========   ===========     ===========

Notes to Consolidated Financial Statements
Years Ended December 31, 2000, 1999 and 1998


                              Property Acquisitions

During the fourth quarter of 2000, the Company completed acquisitions totaling $56.5 million in the Thornwell, Porte Barre and Iberia Fields located in southwestern Louisiana. Approximately $10.0 million of these acquisition costs were recorded as unevaluated property costs at December 31, 2000. The Company also completed other minor acquisitions totaling $3.8 million during 2000.



During 1999, the Company completed acquisitions totaling $20.5 million, primarily comprised of a $12.3 million acquisition of a tertiary recovery oil field (Little Creek) in southern Mississippi and a $4.9 million acquisition of the King Bee Field, also in Mississippi.

              NOTE 9. SUPPLEMENTAL RESERVE INFORMATION (UNAUDITED)

Net proved oil and natural gas reserve estimates as of December 31, 2000 were prepared by DeGolyer and MacNaughton, and as of December 31, 1999 and 1998 were prepared by Netherland & Sewell, independent petroleum engineers located in Dallas, Texas. The reserves were prepared in accordance with guidelines established by the Securities and Exchange Commission and, accordingly, were based on existing economic and operating conditions. Oil and natural gas prices in effect as of the reserve report date were used without any escalation except in those instances where the sale is covered by contract, in which case the applicable contract prices including fixed and determinable escalations were used for the duration of the contract, and thereafter the last contract price was used (See "Standardized Measure of Discounted Future Net Cash Flows and Changes Therein Relating to Proved Oil and Natural Gas Reserves" below for a discussion of the effect of the different prices on reserve quantities and values.) Operating costs, production and ad valorem taxes and future development costs were based on current costs with no escalation.

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

Notes to Consolidated Financial Statements
Years Ended December 31, 2000, 1999 and 1998

                        Estimated Quantities of Reserves

                                                                    YEAR ENDED DECEMBER 31,
                                            -----------------------------------------------------------------------
                                                     2000                    1999                     1998
                                            ----------------------  ----------------------   ----------------------
                                               Oil         Gas         Oil          Gas         Oil         Gas
                                             (MBbl)       (MMcf)      (MBbl)      (MMcf)      (MBbl)       (MMcf)
                                            ---------   ----------  ----------   ---------   ---------   ----------
BALANCE AT BEGINNING OF YEAR................   51,832       50,438      28,250      48,803      52,018       77,191
     Revisions of previous estimates........    4,078        8,271          83         418      (7,267)     (15,369)
     Revisions due to price changes.........      412        1,905      15,884          75     (14,921)        (990)
     Extensions and discoveries.............    2,746       25,593       4,383       8,910         678        1,951
     Improved recovery (1)..................   16,466        5,613           -           -           -            -
     Production.............................   (5,555)     (13,533)     (4,413)    (10,201)     (4,965)     (13,361)
     Acquisition of minerals in place.......    1,182       23,209       7,722       2,693       2,998           21
     Sales of minerals in place.............     (494)        (946)        (77)       (260)       (291)        (640)
                                            ---------   ----------  ----------   ---------   ---------   ----------
BALANCE AT END OF YEAR......................   70,667      100,550      51,832      50,438      28,250       48,803
                                            =========   ==========  ==========   =========   =========   ==========

PROVED DEVELOPED RESERVES
     Balance at beginning of year...........   32,767       41,635      20,357      44,995      31,355       69,805
     Balance at end of year.................   52,353       77,358      32,767      41,635      20,357       44,995


(1) For years prior to December 31, 2000, the changes related to improved recovery were not material and were included with revisions of previous estimates.



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

                                         YEAR ENDED DECEMBER 31,
                               -------------------------------------------
                                   2000           1999            1998
                               -------------  ------------   -------------
Oil (NYMEX)                    $      26.80   $     25.60    $      12.00
Natural Gas (NYMEX Henry Hub)          9.78          2.12            2.15

Notes to Consolidated Financial Statements
Years Ended December 31, 2000, 1999 and 1998


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


                                                                                           DECEMBER 31,
                                                                            ------------------------------------------
AMOUNTS IN THOUSANDS                                                            2000           1999           1998
                                                                            ------------   ------------   ------------
Future cash inflows.......................................................  $  2,609,306   $  1,222,590   $    317,148
Future production costs...................................................      (600,195)      (370,385)      (112,521)
Future development costs..................................................       (95,068)       (69,642)       (23,887)
                                                                            ------------   ------------   ------------
    Future net cash flows before taxes ...................................     1,914,043        782,563        180,740
10% annual discount for estimated timing of cash flows....................      (755,074)      (319,693)       (65,721)
                                                                            ------------   ------------   ------------
    Discounted future net cash flows before taxes.........................     1,158,969        462,870        115,019
Discounted future income taxes............................................      (317,670)       (14,496)             -
                                                                            ------------   ------------   ------------
STANDARDIZED MEASURE OF DISCOUNTED FUTURE NET CASH FLOWS..................  $    841,299   $    448,374   $    115,019
                                                                            ============   ============   ============




The  following  table sets  forth an  analysis  of  changes in the  Standardized
Measure of Discounted Future Net Cash Flows from proved oil and natural gas reserves:


                                                                                    YEAR ENDED DECEMBER 31,
                                                                         ----------------------------------------------
AMOUNTS IN THOUSANDS                                                         2000             1999            1998
                                                                         -------------    -------------  --------------
BEGINNING OF YEAR......................................................  $     448,374    $     115,019  $      335,308
Sales of oil and natural gas produced, net of production costs.........       (132,645)         (51,884)        (52,721)
Net changes in sales prices............................................        255,917          253,244        (198,836)
Extensions and discoveries, less applicable future  development
   and production costs................................................        200,966           48,918           6,605
Improved recovery (1)..................................................         77,702                -               -
Previously estimated development costs incurred........................         20,623            8,402          30,742
Revisions of previous estimates, including revised estimates of
   development costs, reserves and rates of production.................         48,018            6,433         (76,532)
Accretion of discount..................................................         46,287           11,502          33,531
Acquisition of minerals in place.......................................        183,634           71,631          12,869
Sales of minerals in place.............................................         (4,403)            (395)         (1,968)
Net change in income taxes.............................................       (303,174)         (14,496)         26,021
                                                                         -------------    -------------  --------------
END OF YEAR............................................................  $     841,299    $     448,374  $      115,019
                                                                         =============    =============  ==============

(1) For years prior to December 31, 2000, the changes related to improved recovery were not material and were included with revisions of previous estimates.


Notes to Consolidated Financial Statements
Years Ended December 31, 2000, 1999 and 1998


                            Note 10. Subsequent Event

On January 18, 2001, the Company entered into a purchase and sale agreement, effective January 1, 2001, to acquire certain carbon dioxide ("CO2") reserves, production and associated assets from a division of Airgas Inc. for $42 million. The acquisition included ten producing CO2 wells and production facilities located near Jackson, Mississippi, and a 183-mile 20-inch pipeline which is currently transporting CO2 to Denbury's tertiary recovery operation at Little Creek Field, as well as to other commercial customers. The Company completed the purchase of these assets on February 2, 2001. The operating results from these assets in future periods will be accounted for separately from the Company's oil and gas producing activities.



                    NOTE 11. UNAUDITED QUARTERLY INFORMATION

The following table presents unaudited summary financial information on a quarterly basis for 2000 and 1999:


------------------------------------------------------------------------------------------------------------------
IN THOUSANDS EXCEPT PER SHARE AMOUNTS                MARCH 31         JUNE 30         SEPT. 30       DECEMBER 31
------------------------------------------------------------------------------------------------------------------
2000
----
Revenues .......................................   $     35,767    $      37,550   $       44,749   $       63,585
Expenses .......................................         24,232           23,927           25,629           32,930
Net income .....................................         11,515           13,603           19,039           98,070
Net income per share: ..........................
      Basic ....................................           0.25             0.30             0.42             2.14
      Diluted ..................................           0.25             0.30             0.41             2.09
Cash flow from operations (a)...................         19,562           21,340           27,502           43,151
Cash flow used for investing activities.........         16,088           21,462           24,069           71,421
Cash flow provided by (used for) financing
      activities................................            308           (3,806)          (2,131)          53,222


1999
----
Revenues .......................................   $     15,064    $      18,228   $       22,378   $       27,320
Expenses .......................................         18,092           17,736           19,974           22,574
Net income (loss) ..............................         (3,028)             492            2,404            4,746
Net income (loss) per share: ...................
      Basic ....................................          (0.11)            0.01             0.05             0.10
      Diluted ..................................          (0.11)            0.01             0.05             0.10
Cash flow from operations (a)...................          2,497            6,598            9,547           12,977
Cash flow used for investing activities.........          6,917           13,232           21,841           16,305
Cash flow provided by financing activities......          9,155            7,441           10,179               39


(a) Exclusive of the net change in non-cash working capital balances.


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

As of February 1, 2001, to the best of the Company's knowledge, the common stock was held of record by approximately 1,300 holders, of which approximately 300 were U.S. residents holding approximately 80% of the outstanding common stock of the Company.

The Company has never paid any dividends on its common stock and currently does not anticipate paying any dividends in the foreseeable future. The Company is restricted from declaring or paying any cash dividends on its common stock under its bank loan agreement.


                                                          NYSE (U.S. $)                     TSE (CDN $)
---------------------------------------------------------------------------------------------------------------
                                                       HIGH             LOW             HIGH            LOW
---------------------------------------------------------------------------------------------------------------
2000
----
First quarter                                       $     4.56       $    3.75       $     7.00      $     4.80
Second quarter                                            6.38            3.75             9.50            5.00
Third quarter                                             8.44            4.31            12.65            5.80
Fourth quarter                                           11.44            6.31            16.80            9.30
---------------------------------------------------------------------------------------------------------------
              2000 annual                           $    11.44       $    3.75       $    16.80      $     4.80
---------------------------------------------------------------------------------------------------------------
1999
----
First quarter                                       $     6.69       $    3.81       $    10.00      $     5.50
Second quarter                                            5.00            3.38             7.45            5.00
Third quarter                                             5.44            4.00             7.45            5.90
Fourth quarter                                            5.31            3.69             7.50            5.25
---------------------------------------------------------------------------------------------------------------
              1999 annual                           $     6.69       $    3.38       $    10.00      $     5.00
---------------------------------------------------------------------------------------------------------------